Form 20-F/A
period 2019-03-31
Wah Fu Education Group Ltd
filed 2020-04-23
CIK 1716770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

WAH FU EDUCATION GROUP LIMITED FORM 20-F/A ANNUAL REPORT

i

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (“Amendment No. 1”) amends the Annual Report on Form 20-F of Wah Fu Education Group Limited (the “Company”) for the fiscal year ended March 31, 2019, originally filed on August 15, 2019 (the “Original Filing”), to include revised disclosure in Note 2 to the Company’s consolidated financial statements in response to comments the Company received from the staff of the Securities and Exchange Commission (“SEC”).

In addition, in connection with the filing of this Amendment No. 1 and pursuant to the rules of the SEC we are including currently dated certifications. Accordingly Part III has been amended to reflect the filing of these currently dated certifications.

This Amendment No. 1 does not modify or update any other disclosures set forth in the Original Filing, except as required to reflect the additional information in Part III and the notes to the consolidated financial statements. Additionally, this Form 20-F/A, except for the additional information included in Part III, speaks as of the filing date of the Original Filing and does not update or discuss any other Company developments subsequent to the date of the Original Filing. Accordingly, this Form 20-F/A should be read in conjunction with our filings made with the SEC subsequent to the Original Filing.

1

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-26.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101.1	XBRL INSTANCE DOCUMENT

101.1	XBRL TAXONOMY EXTENSION SCHEMA

101.1	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE

101.1	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE

101.1	XBRL TAXONOMY EXTENSION LABEL LINKBASE

101.1	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

*	Filed as an exhibit hereto.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAH FU EDUCATION GROUP LIMITED

/s/ Xinhui Yang
Name: Xinhui Yang
Title: Chief Executive Officer

Date: April 22, 2020

3

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

New York, New York

August 14, 2019

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2019	2018
ASSETS
CURRENT ASSETS:
Cash	$3,927,718	$4,722,955
Accounts receivable, net	1,781,360	2,038,472
Other receivables, net	75,213	30,636
Loan to third parties, current	490,420	578,477
Other current assets	146,058	179,756
Deferred offering costs	417,100	165,081
TOTAL CURRENT ASSETS	6,837,869	7,715,377

Loan to third parties, noncurrent	89,404	493,985
Property and equipment, net	868,802	696,777
Investments in unconsolidated entities	283,113	384,183
Deferred tax assets, net	403,466	317,382
TOTAL ASSETS	$8,482,654	$9,607,704

CURRENT LIABILITIES:
Due to related parties	$252,874	$327,314
Deferred revenue	620,332	341,436
Taxes payable	318,685	479,856
Other payables	268,550	69,045
Accrued expenses and other liabilities	324,510	216,740
TOTAL CURRENT LIABILITIES	1,784,951	1,434,391

TOTAL LIABILITIES	1,784,951	1,434,391

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.01 par value, 30,000,000 shares authorized; 3,200,000 shares issued and outstanding *	32,000	32,000
Additional paid-in capital	217,395	217,395
Statutory reserve	222,180	217,001
Retained earnings	6,421,944	7,373,306
Accumulated other comprehensive income (loss)	(407,169)	116,015
Total shareholders’ equity	6,486,350	7,955,717
Non-controlling interest	211,353	217,596
TOTAL EQUITY	6,697,703	8,173,313
TOTAL LIABILITIES AND EQUITY	$8,482,654	$9,607,704

*	Retrospectively restated for effect of stock split and reorganization

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended March 31,
	2019	2018	2017

REVENUE	$5,358,023	$5,967,896	$5,172,688

COST OF REVENUE AND RELATED TAX
Cost of revenue	2,816,331	2,202,368	2,117,951
Business and sales related tax	38,048	27,128	33,448

GROSS PROFIT	2,503,644	3,738,400	3,021,289

OPERATING EXPENSES
Selling expenses	1,441,165	1,084,599	702,337
General and administrative expenses	2,301,070	1,581,307	1,660,140
Total operating expenses	3,742,235	2,665,906	2,362,477

INCOME (LOSS) FROM OPERATIONS	(1,238,591)	1,072,494	658,812

OTHER INCOME (EXPENSE)
Interest income	126,663	177,723	107,777
Income/(loss) from investments in unconsolidated entities	-	56,421	(36,171)
Other expenses	(3,403)	(11,138)	(7,235)
Total other income, net	123,260	223,006	64,371

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(1,115,331)	1,295,500	723,183

PROVISION (BENEFIT) FOR INCOME TAXES	(96,804)	92,023	105,952

NET INCOME (LOSS)	(1,018,527)	1,203,477	617,231

Less: net income (loss) attributable to non-controlling interest	(72,344)	58,874	44,530

NET INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(946,183)	$1,144,603	$572,701

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	(1,018,527)	1,203,477	617,231
Other comprehensive income (loss): foreign currency translation gain (loss)	(522,250)	676,673	(396,923)
Total comprehensive income (loss)	(1,540,777)	1,880,150	220,308
Less: Comprehensive income (loss) attributable to non-controlling interest	(71,411)	74,680	43,969

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(1,469,366)	$1,805,470	$176,339

Earnings (loss) per common share - basic and diluted	$(0.30)	$0.36	$0.18
Weighted average shares - basic and diluted*	3,200,000	3,200,000	3,200,000

*	Retrospectively restated for effect of stock split and reorganization

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

			Additional			Accumulated Other		Non-
	Ordinary Shares		Paid-in	Statutory	Retained	Comprehensive	Shareholders’	controlling	Total
	Shares*	Amount	Capital	Reserve	Earnings	Income (Loss)	Equity	Interest	Equity

Balance, March 31, 2016	3,200,000	$32,000	$217,395	$-	$5,873,003	$(148,490)	$5,973,908	$(7,474)	$5,966,434

Capital contribution	-	-	-	-	-	-	-	65,302	65,302
Net income for the year	-	-	-	-	572,701	-	572,701	44,530	617,231
Appropriation of statutory reserves	-	-	-	64,190	(64,190)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(396,362)	(396,362)	(561)	(396,923)
Balance, March 31, 2017	3,200,000	$32,000	$217,395	$64,190	$6,381,514	$(544,852)	$6,150,247	$101,797	$6,252,044

Capital contribution	-	-	-	-	-	-	-	41,119	41,119
Net income for the year	-	-	-	-	1,144,603	-	1,144,603	58,874	1,203,477
Appropriation of statutory reserve	-	-	-	152,811	(152,811)	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	660,867	660,867	15,806	676,673
Balance, March 31, 2018	3,200,000	$32,000	$217,395	$217,001	$7,373,306	$116,015	$7,955,717	$217,596	$8,173,313

Capital contribution	-	-	-	-	-	-	-	65,168	65,168
Net income for the year	-	-	-	-	(946,183)	-	(946,183)	(72,344)	(1,018,527)
Appropriation of statutory reserve	-	-	-	5,179	(5,179)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(523,184)	(523,184)	933	(522,251)
Balance, March 31, 2019	3,200,000	$32,000	$217,395	$222,180	$6,421,944	$(407,169)	$6,486,350	$211,353	$6,697,703

*	Retrospectively restated for effect of stock split and reorganization

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

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days. As China’s online education market is intensely competitive in recent years, in order to retain existing and attract new universities, educational institutions and technological service customers to capture additional market share, the Company extends more credit sales with longer credit terms to certain customers which have a well-established business relationship with the Company for more than five years, such as the B2B2C customers, Jiangxi University of Finance and Economics, Jiangxi University of Science and Technology, Xinyu University, Nanchang University and the technological service customer, Shanghai World Publishing.

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

Online education service

The online education services provided by the Company to its customers are an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription service period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately. Therefore, the Company’s contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. The Company typically satisfies its performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscriptions expire. The subscription period for a majority of the online education services is six months or less. Customer/student can access to the courses.anytime during the subscription period. The online education services include online education cloud services (“B2B2C”), which are provided through educational institutions to individual students, and online training services (“B2C”), which are provided to students directly. B2C services can be cancelled and is refundable no later than 24 hours after enrollment. B2B2C services cannot be cancelled and is not refundable after enrollment. All estimates are based on the Company’s historical experience, complete satisfaction of the performance obligation, and the Company’s best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

Technological development and operation service

Revenues from technological development service, including information technology system design and cloud platform development, are recognized when the system or platform are delivered and accepted by the customers. , normally within a year. Upon delivery of services, project completion inspection and customer acceptance notice are required as proof of the completion of performance obligations, which is a confirmation of customer to its ability to direct the use of and obtain substantially all of the benefits from, the design and development service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

From time to time, the Company enters into arrangement to provide technological support and maintenance service of online platforms to its customers. the Company’s efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period., usually from 3 months to one year. The Company’s contracts have a single performance obligation and are primarily on a fixed-price basis. No significant returns, refund and other similar obligations during each reporting period.

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

The Company’s accounts receivable consist primarily of receivables related to providing online education services to enrolled students, and contract receivable associated with providing technological development and operation services to education institutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. Payment terms and conditions vary by contract types. For most of B2B2C contracts and technical development and operation service contracts, payment is due from customers within 30 days of the invoice date, and the contracts do not have significant financing components. The Company’s revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the Company’s right to consideration in exchange for services that the Company has transferred to a customer is only conditioned on the passage of time. Therefore, the Company does not have any contract assets. The Company also does not have significant capitalized commissions or other costs as of March 31, 2019 and 2018.

The Company’s contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company’s unsatisfied performance obligations as of March 31, 2019 and 2018. This is primarily composed of revenue for online course tuition received in advance from B2C services and some services in B2B2C such as adult higher education. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. Normally, the deferred revenue is recognized as revenue within 6 months.

The opening and closing balances of the Company’s deferred revenue are as follows:

	As of	As of
	March 31, 2019	March 31, 2018

Beginning balance	$341,436	$322,330
Ending balance	620,332	341,436
Increase	$278,896	$19,106

The amounts of revenue recognized in the year ended March 31, 2019 and 2018 that were included in the opening deferred revenue were $341,436 and $322,330. The balance of deferred revenue increased from $341,436 as of March 31, 2018 to $620,332 as of March 31, 2019 due to the increased receipt of online course tuition in fiscal 2019. Such revenue consists primarily of revenues from online education services.

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

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31, 2019	As of March 31, 2018
Buildings	$463,464	$488,652
Electronic equipment	236,973	264,692
Office equipment and furniture	260,537	256,992
Motor vehicles	159,842	153,600
Software	313,325	29,760
Leasehold improvements	83,295	89,003
Subtotal	1,517,436	1,282,699
Less: accumulated depreciation	(648,634)	(585,922)
Property and equipment, net	$868,802	$696,777

Depreciation and amortization expense was $131,024, $121,934 and $118,857 for the years ended March 31, 2019, 2018 and 2017, respectively.

NOTE 6 – INVESTMENTS IN UNCONSOLIDATED ENTITIES

The Company’s investments in unconsolidated entities consisted of the following:

	As of	As of
	March 31,	March 31,
	2019	2018
Equity investments without readily determinable fair value:
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	$134,107	$143,296
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	149,007	159,218
Equity method investment:
Nanjing Weiyouxue Information Technology Co., Ltd. (c)	76,337	81,669
Impairment of investments in unconsolidated entities		-
Nanjing Weiyouxue Information Technology Co., Ltd. (c)	(76,337)	-
Total	$358,993	$384,183

(a)	On June 2, 2016, the Company invested RMB 0.9 million (approximately $0.13 million as of March 31, 2019) in exchange for 10% equity interest of Tianyuebowen through its related party, Beijing Haohua Haofu Investment Co., Ltd. (“Haohua Haofu”). Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred 10% ownership of Tianyuebowen to the Company subsequently. RMB 0.9 million was paid in full by the Company in June 2016.

(b)	On August 15, 2016, the Company invested RMB 1.0 million (approximately $0.15 million as of March 31, 2019) in exchange for 15% equity interest of Zhongtai International Education Technology (Beijing) Co., Ltd. (“Zhongtai”) through Haohua Haofu. Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred the 15% ownership of Zhongtai to the Company subsequently. RMB 1.0 million was paid in full by the Company in August 2016.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS IN UNCONSOLIDATED ENTITIES (CONTINUED)

(c)	On July 3, 2014, Digital Information entered into an equity investment agreement to acquire 49% of the equity interest of Nanjing Wei You Xue Information Technology Co., Ltd. (“Wei You Xue”), with an aggregate consideration of RMB 1,862,000 (approximately $0.30 million as of March 31, 2019). The Company uses the equity method to account for the investment, because the Company has the ability to exercise significant influence but does not have control over the investee. Wei You Xue qualified as a related party thereafter. For the continual losses of Wei You Xue, the company believes the probability of recovering the investment in Wei You Xue is low. Therefor the balance of $ 76,337 investment in Wei You Xue is fully impaired in fiscal year 2019.

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

On September 28, 2018, Huaxia MOOC increased its subscription capital from RMB 5 million to RMB 6.25 million. In October 2018, one non- controlling shareholder made cash contribution of RMB 375,000 (approximately $54,192).

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

Twelve months ended March 31, 2019

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