Form 20-F
period 2020-03-31
Wah Fu Education Group Ltd
filed 2020-08-17
CIK 1716770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

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

L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street

Xicheng District,Beijing, China 100088

(Address of Principal Executive Offices)

Xinghui Yang

Tel: + 86 10 57925024 Fax: + 86 10 85171378

L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street

Xicheng District,Beijing, China 100088

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 13, 2020 was: 4,381,033 ordinary shares, par value $0.01 per share.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2020, the cash buying rate announced by the People’s Bank of China was RMB7.07 to $1.00.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive income (loss) data for the fiscal years ended March 31, 2018, 2019 and 2020 and the consolidated balance sheets data as of March 31, 2018, 2019 and 2020 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Income (Loss) Data:

	For the Year Ended March 31,
	2020	2019	2018
Revenues	$5,637,370	$5,358,023	$5,967,896
Gross profit	$2,250,405	$2,503,644	$3,738,400
Operating expenses	$3,821,589	$3,742,235	$2,665,906
Income from operations (loss)	$(1,571,184)	$(1,238,591)	$1,072,494
Provision (benefit) for Income taxes	$212,498	$(96,804)	$92,023
Net income (loss)	$(1,641,087)	$(1,018,527)	$1,203,477

Selected Consolidated Balance Sheets Data:

	As of March 31,
	2020	2019	2018
Current assets	$10,250,785	$6,837,869	$7,715,377
Total assets	$12,565,279	$8,482,654	$9,607,704
Current liabilities	$2,904,555	$1,784,951	$1,434,391
Total liabilities	$3,266,150	$1,784,951	$1,434,391
Total shareholders’ equity (net assets)	$9,299,129	$6,697,703	$8,173,313

Selected Consolidated Statements of Cash Flows Data:

	For the Year Ended March 31,
	2020	2019	2018
Net cash provided by (used in) operating activities	$937,518	$(513,310)	$(441,647)
Net cash provided by (used in) investing activities	$(2,619,099)	$7,370	$(1,257,949)
Net cash provided by financing activities	$4,851,193	$11,724	$351,334
Effect of exchange rate changes on cash	$(263,439)	$(301,021)	$470,449
Net increase (decrease) in cash	$2,906,173	$(795,237)	$(877,813)
Cash, beginning of the year	$3,927,718	$4,722,955	$5,600,768
Cash, end of the year	$6,833,891	$3,927,718	$4,722,955

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

We incurred selling and marketing expenses of $1,314,403 and $1,441,165 for the years ended March 31, 2020 and 2019, respectively. As we continue to increase our marketing efforts for our B2C service by establishing office in more provinces, we expect our selling and marketing expenses to increase for the next three years.

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

Our net accounts receivable balance was $0.5 million and $1.78 million as of March 31, 2020 and 2019, respectively. As of March 31, 2020 and 2019, the accounts receivable derived from our B2B2C service accounted for 100% and 29%, respectively, of the total accounts receivable balance and the accounts receivable derived from technological development and operation services accounted for 0% and 71%, respectively, of the total accounts receivable balance. The aging of such accounts receivable ranged from 3 months to over one year. As of March 31, 2020 and 2019, accounts receivable aging more than 3 months and less than 12 months was $294,343 and $1,069,340, respectively, and accounts receivable aging more than 12 months was $108 and $413,429, respectively.

Although we have been taking measures to mitigate the risk of not being able to collect accounts in a timely fashion, including negotiating and entering into repayment plans with certain major customers, there is no assurance that we will be able to collect accounts receivables pursuant to such plans. Such risk is even higher due to the impact of the COVID-19 pandemic on certain university and academic institution customers due to their business closures required by government protocols. If the accounts receivables cannot be collected in time, or at all, a significant amount of bad debt expense will occur, and our business, financial condition and results of operation may be materially and adversely affected. In addition, if the market competition becomes more intense and we extend more credit sales to our customers, the balance of our accounts receivables may further increase, which may adversely affect our financial conditions and operation results.

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

We had a net loss of $1,641,087 and $1,018,527 for the years ended March 31, 2020 and 2019, respectively. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The private education market in China is still at the development stage, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as comparisons of our semi-annual and annual operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

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

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with this report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

The impact of any kind of epidemic, such as the COVID-19, on our operations, may harm our business.

Affected by the COVID-19 pandemic in 2020, the daily offline education and teaching activities of colleges and universities across the country were suspended due to government protocols. Due to the fact that colleges and universities throughout the country did not start school during the pandemic, the Company will likely experience delay in payments by its customers. Although the number of existing continuing education users who switch from offline to online learning is increasing, the new demand for continuing education promotion in a certain period of time in the future is still uncertain.

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

On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

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

If, as a result of such contractual arrangement, we or Beijing Digital Information is found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or we fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of Beijing Distance Learning and/or Beijing Digital Information;

●	discontinuing or restricting the conduct of any transactions between Beijing Distance Learning and Beijing Digital Information;

●	limiting our business expansion in China by way of entering into contractual arrangements;

●	imposing fines, confiscating the income from Beijing Digital Information, or imposing other requirements with which we or Beijing Digital Information may not be able to comply with;

●	shutting down our servers or blocking our websites;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Beijing Digital Information and deregistering the equity pledges of Beijing Digital Information;

●	restricting or prohibiting our use of the proceeds of the IPO to finance our business and operations in China;

●	imposing additional conditions or requirements with which we may not be able to comply with; or

●	take other regulatory or enforcement actions against us that could be harmful to our business.

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

On December 26, 2018, NPCSC published the 2018 Draft Foreign Investment Law deliberated by the 7th Meeting of the Standing Committee of the Thirteenth National People’s Congress, to seek public comments, which closed on February 24, 2019. The 2018 Draft Foreign Investment Law does not mention concepts including “de facto control” and “controlling through contractual arrangements”, nor did it specify the regulation on controlling through contractual arrangements. Furthermore, the 2018 Draft Foreign Investment Law does not specifically stipulate rules on the education industry.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementations and ancillary regulations to become the legal foundation for foreign investment in the PRC.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and the Company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity ownership in Beijing Digital Information to Beijing Distance Learning or one or more individuals designated by us. We rely on Messrs. Yu and Yang, who are also our directors, to abide by PRC law, which provides that directors owe a fiduciary duty to the company. Such fiduciary duty requires directors to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Beijing Digital Information, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our management has broad discretion in the application of our cash, including the net proceeds from the IPO, and could spend our cash in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline. Pending their use, we may invest our cash, including the net proceeds from the IPO, in a manner that does not produce income or that loses value.

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

●

Guangxi Huafu Quanping Education Technology Cot., Ltd.: a company formed under the laws of PRC in August 2019 to provide online education services. We currently own 55% of the equity interest of this entity. The rest of its equity interest is owned by a third party company.

●

Huafu Wanrun (Guangzhou) Education Technology Co., Ltd.: a company formed under the laws of PRC in October 2019 to provide online education services. We currently own 60% of the equity interest of this entity. The rest of its equity interest is owned by two individuals that are not affiliated with us or any of our officers and director.

●

Sichuan Huafu Gengyun Education Technology Co., Ltd.: a company formed under the laws of PRC in November 2019 to provide online education services. We currently own 60% of the equity interest of this entity. The rest of its equity interest is owned by two individuals that are not affiliated with us or any of our officers and director.

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

We do not own equity interests in Beijing Digital Information. However, as a result of these contractual arrangements, we are the primary beneficiary of Beijing Digital Information and treat it as our consolidated VIE under U.S. GAAP. We depend upon dividends and other distributions paid to us by our PRC subsidiaries, primarily Beijng Distance Learning. Beijing Distance Learning partially relies on service fees paid by our variable interest entity Beijing Digital Information. For the year ended March 31, 2020 and 2019, 5.5% and 29.6% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Distance Learning for fiscal years ending March 31, 2020 and 2019 since our VIE agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that these levels will continue in the future.

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

4B. Business Overview

We are a provider of online exam preparation services and related technology solutions as well as a producer of online training course materials in China and have been in operation for over 20 years. We develop our own online education materials that are offered through the cloud and that can be used for a wide range of purposes, such as standard examination preparation, professional training and interactive programs for educational purposes other than exam preparation. We also produce thousands of online classes. Our services not only include development of online education platforms and online course materials but also includes comprehensive cloud service for online education and exam preparation training.

Our Services

We currently offer online education services and technology research & development services. Our online education services currently comprises Online Education Cloud Services and Online Training Services.

Online Education Cloud Service (“B2B2C”)

We provide online education platforms to institutions, such as universities and training institutions, and online course development service companies. Our teachers are well regarded and recommended by our clients, which include universities and academic institutions. Through our product development team, we interview and enlist teachers who we use to record teaching sessions. In return, we provide fixed compensation to teachers. We have developed three separate types of B2B2C platforms: a self-study examination platform, a continuing education platform and a non-diploma training platform (which allows students to enroll in courses for college credit). These platforms are available both online and via mobile app that we design for each of our clients. Currently, we are primarily focused on providing clients with B2B2C services relating to self-study examinations, which are a set of standard national examinations necessary to obtain college degrees in China. We have offered such services since September 2009. We also entered into the adult education field and commenced offering continuing education platforms in late 2016. Currently, over 1,950 courses are available on such platforms and approximately 95 universities and education institutions are using and testing our platforms. We commenced offering our non-diploma training platforms in March 2017. We currently provide services in ten provinces in China and believe that we are the leading service provider in this market.

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

●	Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform

This is a cloud computing platform for vocational education information management and online teaching. According to the policy requirements set forth under the “National Vocational Education Reform Implementation Plan” and other relevant policy requirements of the PRC Ministry of Education as well as the actual needs of higher vocational colleges, the platform provides information services for vocational colleges to implement “Academic Certificate + Several Vocational Skill Level Certificates” or “1+X” and higher vocational enrollment expansion business. It covers admission evaluation management, educational administration management, teaching resource management, online learning and other related aspects, and provides complete solutions for occupational colleges by providing hardware, software, resources and services.

●	Huafu E-School System

Huafu e-school system is a website setup system for individuals, educational institutions and enterprise training centers. It helps customers without in-house technical capacities to create their own brand online schools for free, and provides one-stop “Internet + education” service. The e-school system supports two cooperation models: online education self-supporting and cooperative operation. The platform supports multiple terminals, PC online school, mobile app online school, etc. The self-supporting program is for our own online training programs and the cooperative operation is for institutions that we work with. These institutions can have an independent homepage, which supports their independent domain name and independent brand. The platform can authorize the use of Huafu’s existing curriculum resources to institutions or they can also setup and sell their own training courses.

●	Paperless examination platform

This platform is a complete online examination solution for paperless examination of all subjects. The platform integrates key aspects for testing by most universities in China, such as management of question database, test paper, examination, grading, management of examination paper monitoring, etc., and provides related technical services for colleges. Through the platform, the school carries out routine examination evaluation activities such as tests, final examinations and make-up examinations. Students’ examination terminals can carry out examinations through app, browser or client-side. The examination process monitoring can adopt face recognition or ID card reader recognition for identity authentication. Teachers can grade papers online or export answers for marking up paper.

For all the five platforms, we will be paid by the schools or training institutions based on the number of courses taken by their students.

Online Training Service (“B2C”)

We provide online training and examination preparation services directly to students for a fee. We have provided this service since 2000, however, due to limited marketing efforts, the revenue generated from this service has been limited. We have been increasing our marketing efforts for our B2C service since early 2017 and our revenue from this service has stabilized during the year ended March 31, 2019. With the increased demand for continuing education, we plan to expand our B2C service. In connection with our B2C service, we provide an online cloud education platform targeting end users, which is available both online and via the mobile app we design for each program. We can also license this platform to other offline education and training institutions for them to offer online services, and to manage their online courses and online users. Students that use this service are primarily college students and students preparing for the self-study examination. During the year ended March 31, 2020, we provided approximately 1,104,000 courses to students. The flow chart below illustrates our B2C services:

Technology Research & Development Services

Another major aspect of our business is dedicated to developing and maintaining online education platforms and online courses for our clients, comprising universities, government agencies and private clients such as publishers. We also provide consulting, maintenance and updating services relating to online education programs we have developed for our clients. We have provided these services to our clients since Beijing Distance Learning commenced operations in 1999. Our largest clients in this segment are World Publishing (Shanghai) Co., Ltd. and the State Intellectual Property Bureau Training Center. Pursuant to our agreements with World Publishing (Shanghai) Co., Ltd., we develop and update platforms for its Electric Backpack program, an online interactive teaching program for elementary and middle school students in China. We have been providing online course development services to the State Intellectual Property Bureau Training Center since 2002. Our services to the center include training course recording, editing and posting as well as platform maintenance and updating for a fixed fee agreed upon by both parties.

Our Strengths

We believe that the following competitive strengths contribute to, and will continue to reinforce, our success and leading market position in the online self-taught education industry in the PRC and differentiate us from our competitors:

●	Education Cloud Platform Advantage. We are dedicated to the development of our education platforms and actual operations and is one of the companies with the longest history in the industry. Our platforms are constantly improved and upgraded and have been well recognized by its users for being comprehensive and easy to use.

●	Leading Service Provider in Online Preparation of Self-Taught Examination. According to CRI, we are the leading provider and standards setter of online education service of self-study examination courses in the PRC and the first company in China that provides such services. The Company has over 920online courses and provides services to over 83 universities and colleges across 14 provinces in China.

●	Leading Service Provider in Online Adult Education. We launched our adult continue education platform in late 2016. There are approximately 84 schools that currently have service agreements with us and approximately 91 that are testing our services. The platform has become well-known in the industry.

●	Strong Brand Recognition with Nationwide Experience in Online Education. After many years in operation, our brand is well recognized. “Huaxiadadi华夏大地” is an online education course brand in PRC. We kept improving our course designs over the years. With an experienced and cooperative team, we are able to provide quality services and exceed customer expectations. In 2015, we were awarded “2015 Chinese Brand Influence Educational Institution” by Sina Education. In 2016, we were recognized as “2016 Famous Online Education Brand” by Tencent Echo China. In 2017, we were awarded “2017 China Internet Education Brand Enterprise” by the Online Study magazine of China Long-Distance Education Magazine and China Online Education Leaders Association.

●	Technology Advantage. We have dedicated considerable resources to our technology and product development efforts. More than 25% of our employees are in our technology and product development departments and are very experienced with research and development. 30% of these employees hold master or doctor degrees. In addition, we have 30 registered copyrights and have accumulated two decade’s experience.

Our Strategies

Our goal is to strengthen our position as a leading provider of online self-taught courses in PRC by pursuing the following business strategies:

●	In response to the increased demand from over 3,000 universities in China, we plan to expand our client base for our B2B2C service.

●	We continue to improve on the breadth and quality of our online courses, which are key components for our B2B2C and B2C services.

●	In addition to cloud services, we intend to provide offline training and testing services to supplement the online services provided to universities and colleges based on their demand.

●	While implementing our national expansion strategy, we intend to acquire or set up local training companies to localize our B2B2C service. We intend to continue to increase our research and development department.

●	We intend to expand internationally by setting up branches or acquiring training institutions in North America and also leveraging international education resources to operations in China.

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

We entered into the adult education field and launched our continuing education platforms in late 2016. Currently, there are over 80 universities and education institutions that we have contracts with and over 90 other universities and education institutions that are in trial period of using our platforms. We generated $0.8 million in revenue from such programs in the fiscal year ended March 31, 2020. We expect revenue from such programs will increase in the next fiscal year. Given the unmet market demands for this type of services as well as the PRC government’s promotion of the “Internet Plus” model, China’s institutions of higher education, including our existing and potential clients, will likely increase their use of adult continuing higher education cloud platform to standardize teaching process and monitor learning process. As such, we expect our revenue from services for online adult continuing education will increase in the long term.

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

Customers

Our customers for our online education services include universities, academic institutions, government agencies, private clients such as publishers as well as students preparing for various types of standard examination. For the B2B2C service, our customers are universities and academic institutions in ten provinces in the PRC such as Hunan, Hubei, Jiangsu, Fujian and Anhui. Our top customers for the B2B2C service include College of continuing education of Wuhan University, Changsha University of Science &Technology, Hunan Agricultural University, Shandong Yingcai University and Fujian Education Institution. Our customers for the B2C service are students located nationwide. For our technology services business, customers include government agencies and private companies such as publishers. Our largest clients of our technology services are World Publishing (Shanghai) Co., Ltd. and the State Intellectual Property Bureau Training Center.

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

Research and Development

Our technology team also dedicates part of its time to our research and development efforts. Our technology team has experience in the development, design, operation and maintenance of platform products, servers and mobile apps. In the past three years, we have over 30 employees in the technology and development department on average. Most of our team members have 5 years or more of experience, 30% of our team members have master’s or doctor’s degree and certain team members have work experience at Fortune 500 companies. Our research and development efforts are closely tied to the market. We adjust our product development and services based on market conditions and government policies. We launched three new platforms to obtain more customers and expand our business in new area of on-line education .. The focuses of our research and development efforts include improving our online training data collection, programs focused on intelligent study, education resource integration and technology service. In the past three years, we keep a stable input in research and development to obtain a technology advantage in the on-line education industry. We anticipate that we will continue to increase the expenditure of research and development in the future.

Intellectual Property

We currently have 30 software registrations for our online course delivery and examination preparation programs and related mobile applications. We have also registered 21 trademarks with the China Trademark Office and an additional 2 trademark applications are currently pending. We, however, cannot assure that all of our trademark applications will be successful.

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

As of March 31, 2020, we had 145 employees, including 142 full time employees and 3 part time employees. As of March 31, 2020, 50 of these employees were based in our headquarters in Beijing and 95 were based in other cities in the PRC. The table below breaks down the full-time personnel of the Company by function:

Function	Number of Employees	% of Total
Management	7	5%
Technology and Development	32	22%
Teaching Assistance	36	25%
Sales and Marketing	33	23%
Product Development and Customer Service	24	16%
General and Administrative	13	9%
Total	145	100%

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

Facilities

We lease executive office space in Beijing of an aggregate of 720 square meters. These facilities currently accommodate our management headquarters, as well as part of our sales and marketing, product development and general and administrative activities.

As of the date of this report, we have also leased an aggregate of approximately 1,893 square meters office space in Beijing, Jiangsu, Hunan and Fuzhou. A summary of our leased properties as of the date of this report is shown below:

Location	Space (in square meters)	Address	Use
Beijing	720	L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China & Room 1303A, 1303B, Building 40, No. 1 Shengbei Road, Economic Development Zone, Daxing District, Beijing, China	Office
Nanjing, Jiangsu	570	4th floor, No. 601Zhushan Roan, Jianning District, Nanjin, Jiangsu.	Office
Changsha, Hunan	548	Room 617-625, Building B1, No. 568 Queyuan Road, Tianxin District, Changsha, Hunan, China	Office
Fuzhou, Fujian	55	Room 1420, Building 1, Henli Bona Plaza, Gulou District, Fuzhou, Fujian,China	Office

We own office space of 570 square meters located at 4th floor, No. 601Zhushan Roan, Jianning District, Nanjin, Jiangsu, which is where our Jiangsu office is based.

We own office space of Room 617-625, Building B1, No. 568 Queyuan Road, Tianxin District, Changsha, Hunan, which is where our Hunan office is based.

We also own office space of 55 square meters located at Room 1420, Building 1, Henli Bona Plaza, Gulou District, Fuzhou, Fujian.

Other than our office space in Jiangsu, Hunan and Fujian, we lease all of the facilities that we currently occupy from independent third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

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

5A. Operating Results

Business Overview

We are a holding company incorporated under the laws of the British Virgin Islands. Through our subsidiaries and variable interest entity, we provide online exam preparation services and related technology solutions and produce online training course materials in China and have been in operation for nearly 20 years. We develop our own online education materials that are offered through the cloud and that can be used for a wide range of purposes, such as standard examination preparation, professional training and interactive programs for educational purposes other than exam preparation. We also produce thousands of online classes. Our services not only include development of online education platforms and online course materials but also include comprehensive cloud service for online education and exam preparation training. The bulk of our operations is conducted via our wholly owned subsidiaries, primarily Beijing Huaxia Dadi Distance Learning Services Co., Ltd. while the rest of our business operations, including certain portions of our B2C services and technology services, are conducted through our variable interest entity Beijing Huaxia Dadi Digital Information Technology Co., Ltd. We do not directly own the businesses or assets in the PRC that are operated by our variable interest entity, including our PRC internet content license.

In fiscal year 2020, we increased our efforts in expanding our business and services of online education. We successfully developed Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform. These platforms and system enable us to provide more courses, attract more customers and cooperate with more education institutions. On the other hand, As we switched our business focus to online education service, we do not plan to make great efforts on our technological development and maintenance business in the near future since most of the technological development services are one-off, and the subsequent maintenance service does not generate significant revenue.

Impact of COVID-19 on Our Business

In January 2020, the WHO declared a global public health emergency as the novel coronavirus outbreak, later known as the COVID-19 pandemic, which has continued to spread beyond China. In compliance with the government health emergency rules in place, we temporarily closed our offices in China on January 24, 2020 and all the staff were back to office on March 2, 2020. Because our main business is online education, our staff was able to work from home from January 24 to March 2, 2020. Our online platforms kept running during that period. However, due to the change of examination schedule and school closures in China, our revenue declined temporily and our financial results adversely impacted in the short term.

During the COVID-19 pandemic, in response to the call of the Ministry of Education’s “Suspension of classes and no suspension of school”, the Company made full use of the advantages of “Internet+ education”. We opened more than 200 online courses to medical staff and their families who fought on the forefront during the pandemic, and we believe that we established a good reputation. We speeded up the iterative update of our products and services and improved the capacity of the e-learning platform to meet the growing demand during the pandemic.

Our business data shows, during the period from January to July 2020, our online platforms provided approximately 1.2 million courses to users comparing to 0.5 million in the same period of 2019. The increase of courses provided was mainly due to the growing demand for remote learning during the pandemic, and our promotion of our new platform (Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform).

For technological development and operation service, there was no material new contract signed in January to July 2020. We still have several ongoing development and maintenance contracts. Based on our current business strategy, we will focus on the business growth in online education services. We expect our technological and development and operation service revenue to decrease. Because technological development and operation service revenue only accounted for 4.7% of our total revenue in fiscal year 2020, we believe the decrease will not materially affect our revenue going forward. Due to the unpredictability of the revenue generated from technological development services, we expect to shift our focus to online education in the near future.

Based on the current situation, in the short run, our educational institution customers might delay their payment as many universities did not open for the spring semester. Our revenue may also be impacted by the postponed self-study examinations. However, we do not expect a significant impact of the COVID-19 pandemic on our operations and financial results in a long run. Our goal is to strengthen our position as a leading provider of online self-taught courses in the PRC. Due to the impact of the COVID-19, the daily offline education and teaching activities of colleges and universities across the country were suspended due to government’s regulation. Online education became more important and attractive for users. With over 20 years operating experience in the online education industry and our own platform and technology, we will continue to reinforce our success and leading market position in the online self-taught education industry in the PRC and differentiate ourselves from our competitors.

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

Increasing awareness of the importance of higher and professional education - We believe people in China are increasingly willing to invest in higher and professional education as it may lead to better career opportunities and enhanced earning power. We also believe that the market for post- secondary education and career enhancement services in China is expected to grow due to demand from various sources, including demand from employers for well-trained professionals, demand from an increasing number of high school and university graduates seeking employment that requires practical skills and professional certifications, and demand from working professionals who wish to further achieve their career and salary advancement potential.

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

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	2020	% of Revenue	2019	% of Revenue	2018	% of Revenue
Revenue	$5,637,370	100%	$5,358,023	100%	$5,967,896	100%
Cost of revenue and business and sales related tax	3,386,965	60%	2,854,379	53%	2,229,496	37%
Gross profit	2,250,405	40%	2,503,644	47%	3,738,400	63%
Selling expenses	1,314,403	23%	1,441,165	27%	1,084,599	18%
General and administrative expenses	2,507,186	44%	2,301,070	43%	1,581,307	26%
Income (loss) from operations	(1,571,184)	-28%	(1,238,591)	-23%	1,072,494	18%
Interest income	135,359	2%	126,663	2%	177,723	3%
Gain from investments in unconsolidated entities	-	-	-	-	56,421	1%
Other income (expenses)	7,236	0%	(3,403)	0%	(11,138)	0%
Income (loss) before income tax provision	(1,428,589)	-25%	(1,115,331)	-21%	1,295,500	22%
Provision (benefit) for income taxes	212,498	4%	(96,804)	-2%	92,023	2%
Net income (loss)	$(1,641,087)	-29%	$(1,018,527)	-19%	$1,203,477	20%
Other comprehensive income (loss): foreign currency translation gain (loss)	(351,286)	-6%	(522,250)	-10%	676,673	11%
Less: Comprehensive income (loss) attributable to non-controlling interest	23,187	0%	(71,411)	-1%	74,680	1%
Comprehensive income (loss) attributable to Wah Fu Education Group Ltd.	$(2,015,560)	-36%	$(1,469,366)	-27%	$1,805,470	30%

Results of Operations for the years ended March 31, 2020 and 2019

Revenues

We derive revenues from online education services and technological development and operation services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended March 31,				Variance
	2020	%	2019	%	Amount	%
Online education services	$5,370,700	95.27%	$4,185,596	78.12%	$1,185,104	28.31%
Technological development and operation service	266,670	4.73%	1,172,427	21.88%	(905,757)	(77.25)%
Total Amount	$5,637,370	100.00%	$5,358,023	100.00%	$279,347	5.21%

We derive most of our revenues from online education services, through our B2B2C services and B2C services. For B2B2C service, we provide online education platforms to institutions, such as universities and training institutions. For B2C service, we provide online training and examination preparation services directly to students for a fee. Our online education services mainly consist of courses designed for self-taught learners pursuing higher education degrees, including laws, mathematics, accounting, nursing, administration management and others. In addition, we provided continuing education, professional development and general interest courses to students, such as information technology, accounting and language courses.

Since we provide our B2B2C service mainly through universities and educational institutions for the higher education degrees, our service period is directly related to school years and the examination periods. Each province organizes its own self-taught higher education exams, usually two to four times a year, which will impact the number of course participants and the number of courses we provide.

On the other hand, our B2C service is not impacted by school years and examination periods as much, because the courses we provide are more diverse and not degree oriented.

We also provide technological development and operation services, such as information technology system design and monitoring, daily system support, cloud platform development and other related services.

For the years ended March 31, 2020 and 2019, revenue derived from online education services was $5,370,700 and $4,185,596, respectively, which represented an increase of $1,185,104 or 28.31%. The increase was primarily due to an increase in the revenue from B2B2C and the number of B2B2C courses. In fiscal year 2019, several provinces cancelled one examination, thus the number of courses provided for self-study deceased which led to the decrease in revenue. The number of self-study examinations changed back to two to four times a year in fiscal 2020. As such, the courses provided for self-study increased which led to an increase of revenue.

For the years ended March 31, 2020 and 2019, revenue from technological development and operation services was $266,670 and $1,172,427, respectively, representing an decrease of $905,757 or 77.25%. We worked with World Publishing (Shanghai) Co., Ltd., one of our major customers, since November 2017. In September 2018, we have finished one software system development contract for them, while no such services were provided in fiscal 2020. Thus the technological development and operation services decreased significantly in fiscal year 2020.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended March 31, 2020 and 2019 respectively:

	For the year ended March 31,				Variance
	2020	%	2019	%	Amount	%
Online education services	$2,982,268	88.05%	$2,388,799	83.69%	$593,469	24.84%
Technological development and operation service	364,320	10.76%	427,532	14.98%	(63,212)	(14.79)%
Business and sales related tax	40,377	1.19%	38,048	1.33%	2,329	6.12%
Total Amount	$3,386,965	100.00%	$2,854,379	100.00%	$532,586	18.66%

Cost of revenue accounted for 60% and 53% of our net revenues in the fiscal years ended March 31, 2020 and 2019, respectively. Cost of revenue mainly comprised of salaries and related expenses for our teaching support, course and content development, website maintenance and information technology engineers and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server relocation and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

For the years ended March 31, 2020 and 2019, cost of revenue from online education services was $2,982,268 and $2,388,799, respectively, representing an increase of $593,469 or 24.84%. The increase in cost of revenue of online education services was primarily attributable to the increased payroll expenses. During fiscal year 2020, in order to develop new courses to expand our market and customer base, we increased the number of employees focusing on course development.

For the years ended March 31, 2020 and 2019, cost of revenue from technological development and operation service was $364,320 and $427,532, respectively. The revenue from technological development and operation services decreased by $905,757, but the number of employees in technology and development department did not decrease proportionately. As we switched our business focus to online education service, we might further adjust our employee structure and transfer technical employees to develop and maintain our self-used platforms to reduce cost of revenue from technical development and operation service.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended March 31, 20120 and 2019, respectively:

	For the year ended March 31,				Variance
	2020	%	2019	%	Amount	%
Online education services	$2,349,965	104.42%	$1,767,074	70.58%	$582,891	32.99%
Technological development and operation service	(99,560)	(4.42)%	736,570	29.42%	(836,130)	(113.52)%
Total Amount	$2,250,405	100.00%	$2,503,644	100.00%	$(253,239)	(10.11)%

Gross profit from online education services increased by $582,891 or 32.99% for the year ended March 31, 2020 as compared to the same period of 2019. The increase in gross profit of online education services was primarily due to the increase in revenue.

Gross profit from technological development and operation services decreased by $836,130 or 113.52% for the year ended March 31, 2020 as compared to the same period of 2019. The decreased margin of technological development and operation services was mainly attributable to the decrease in revenue, while cost of revenue remained relatively stable, as discussed above.

Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2020 and 2019, respectively:

	For the year ended March 31,				Variance
	2020	%	2019	%	Amount	%
Selling expenses	$1,314,403	34.39%	$1,441,165	38.51%	$(126,762)	(8.80)%
General and administrative expenses	2,507,186	65.61%	2,301,070	61.49%	206,116	8.96%
Total Amount	$3,821,589	100.00%	$3,742,235	100.00%	$79,354	2.12%

Selling expenses primarily consist of salaries and related expenses of our sales team, sales commissions, and advertising and promotion expenses. Our selling expenses decreased by 8.8% to $1.31million in fiscal year 2020 from $1.44 million in fiscal year 2019. The decrease was mainly due to that in fiscal year 2020, we terminated our cooperation with certain marketing agencies, who used to promote our services. We are exploring other marketing approach as we are adjusting to the post COVID-19 online learning market and business environment.

General and Administrative Expenses

For the year ended March 31, 2020, our general and administrative expenses were $2,507,186, representing an increase of $206,116 or 8.96%, as compared to the same period of 2019. The increase was mainly due to the impairment loss. For the years ended March 31, 2020 and 2019, impairment loss was $261,574 and $76,425 respectively. Due to the continual losses of investment unconsolidated companies, Digital accrued for $118,024 impairment loss for the investment in Beijing Tianyuebowen and $143,550 impairment loss for the investment in Zhongtai in fiscal year 2020.

Interest Income, net

Interest income is primarily generated from our cash deposits in the banks and interest from loans to third parties and related parties. For the year ended March 31, 2020, interest income was $135,359 as compared to interest income of $126,663 in the same period of 2019. The increase in interest income was primarily due to the increase in the principal amount of loans to a related party.

Provision (Benefit) for Income Taxes

The Company’s income tax provision was $212,498 in fiscal year 2020 while benefit for income tax was $96,804 in fiscal year 2019 as a result of an increased current income tax of $0.1 million and a decreased deferred income tax benefit of $0.2 million for the year ended March 31, 2020 compared to fiscal 2019. The increase in current income tax is mainly due to the increased taxable income of Hunan Huafu and Huaxa Muke. The decrease in deferred income tax benefit is primarily due to the decrease of net operating loss (“NOL”) carry-forwards of Digital Information.

Net loss

Our net loss was $1,641,087 and $1,018,527 for the years ended March 31, 2020 and 2019, respectively. These are mainly due to the decrease of gross profit by $253,239, and the increase of general and administrative expenses by $206,116, as discussed above.

Comprehensive income (loss)

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss). The comprehensive loss attributable to Wah Fu were $2,015,560 and $1,469,366 for the years ended March 31, 2020 and 2019, respectively. The change was mainly due to the increased net loss partially offset by decreased foreign currency translation loss in fiscal year 2020 when comparing with fiscal year 2019.

Working Capital

The following table provides the information about our working capital at March 31, 2020 and 2019:

	As of	As of
	March 31, 2020	March 31, 2019

Current Assets	$10,250,785	$6,837,869
Current Liabilities	2,904,555	1,784,951
Working Capital	$7,346,230	$5,052,918

Working capital increased by $2,293,312 or 45.39 % from March 31, 2019 to March 31, 2020. Our working capital requirements are influenced by the level of our operations, the quantity and amount of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Capital Commitments and Contingencies

Capital commitments refer to the allocation of funds for a possible liability in the near future arising out of capital expenditures. Contingency refers to a condition that arises from past transactions or events, the outcome of which will be confirmed only by the occurrence or non-occurrence of uncertain futures events.

As of March 31, 2020 and 2019, we had no material capital commitments or contingent liabilities.

Cash Flows

The following table provides detailed information about our net cash flows for the years ended March 31, 2020 and 2019.

	For the years ended March 31,
	2020	2019

Net cash provided by (used in) operating activities	$937,518	$(513,310)
Net cash provided by (used in) investing activities	(2,619,099)	7,370
Net cash provided by financing activities	4,851,193	11,724
Effect of exchange rate changes on cash	(263,439)	(301,021)
Net increase (decrease) in cash	2,906,173	(795,237)
Cash, beginning of the year	3,927,718	4,722,955
Cash, end of the year	$6,833,891	$3,927,718

Operating Activities

Net cash provided by operating activities during the year ended March 31, 2020 was $0.9 million. Net loss for fiscal year was $1.6 million, including $0.3 million of impairment loss, $0.2 million non-cash lease expense and $0.2 million depreciation and amortization. Account receivable decreased by $1.2 million since the Company collected aged AR from its customers. Deferred revenue increased by $1.0 million, because we now provide longer service period for some B2B2C service, from one month to six months. This caused us to recognize revenue over a longer period. In addition, some institutions now request students to pay the Company directly, instead of collecting from the students and then settle with the Company. This has accelerated the Company’s collection of advance payment.

Net cash used in operating activities during the year ended March 31, 2019 was $0.5 million, mainly consisting of net loss of $1.0 million, changes in provision of doubtful accounts of $0.4 million, changes in depreciation and amortization of $0.1 million. Deferred tax benefit increased by $0.1 million due to deferred tax assets recognized for Distance Learning in current year. Accounts receivable decreased by $0.2 million. Deferred offering cost increased by $0.3 million because the company paid more legal, underwriting and registration costs in connection with the Initial Public Offering (the “IPO”) of the Company’s ordinary shares that closed in April 2019. This was offset by the increase of deferred revenue of $0.3 million, the increase of other payable of $0.2 million, and the increase of accrued expenses and other liabilities of $0.1 million.

Investing Activities

For the year ended March 31, 2020, net cash used in investing activities amounted to $2.6 million as compared to net cash provided by investing activities of $0.01 million for the same period of 2019. This change was mainly due to the payments made for loans to a related party of $2.5 million.

Financing Activities

For the year ended March 31, 2020, net cash provided by financing activities amounted to $4.9 million as compared to net cash provided by financing activities of $0.01 million for the same period of 2019. This change was mainly due to the net proceeds received from initial public offering (“IPO”) of $4.8 million.

Results of Operations for the years ended March 31, 2019 and 2018

Revenues

We derive revenues from online education services and technological development and operation services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended March 31,				Variance
	2019	%	2018	%	Amount	%
Online education services	$4,185,596	78.12%	$5,022,085	84.15%	$(836,489)	(16.66)%
Technological development and operation services	1,172,427	21.88%	945,811	15.85%	226,616	23.96%
Total Amount	$5,358,023	100.00%	$5,967,896	100.00%	$(609,873)	(10.22)%

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

For the years ended March 31, 2019 and 2018, revenue derived from online education services was $4,185,596 and $5,022,085, respectively, which represented a decrease of $836,489 or 16.66%. The decrease was primarily due to the revenue from B2B2C and the number of B2B2C courses decreased. The main reason for a decreased number of B2B2C courses was that, in certain provinces, due to the implementation of local policies, certain provinces reduced the number of self-study examinations from three or four times a year to twice or only once a year, at the same time the duration of each self-study examination has been reduced to two days, which results in a less number of subjects that could be taken by each self- study student. During this year, several provinces canceled once examination, thus the number of courses provided for self-study deceased which lead to the decrease in revenue. The number of self-study examinations changed back to three or four times a year subsequent to March 31, 2019. As such, we expect the courses provided for self-study will increase subsequently.

For the years ended March 31, 2019 and 2018, revenue from technological development and operation services was $1,172,427 and $945,811, respectively, representing an increase of $226,616 or 23.96%. The increase was mainly attributable to our cooperation with a client, World Publishing (Shanghai) Co., Ltd.. We have been working with World Publishing (Shanghai) Co., Ltd. since November 2017. In September 2018, we finished one software system development contract for them which attributed $0.5 million for our technological development revenue.

Moreover, the decrease in revenue was due to the devaluation of RMB against USD. The average translation rates for the years ended March 31, 2019 and 2018 were at $1 to 6.7116 RMB and at $1 to 6.6269 RMB, respectively, which represented a decrease of 1.26%.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the year ended March 31, 2019 and 2018, respectively:

	For the year ended March 31,				Variance
	2019	%	2018	%	Amount	%
Online education services	$2,388,799	83.69%	$1,788,288	80.21%	$600,511	33.58%
Technological development and operation service	427,532	14.98%	414,080	18.57%	13,452	3.25%
Business and sales related tax	38,048	1.33%	27,128	1.22%	10,920	40.25%
Total Amount	$2,854,379	100.00%	$2,229,496	100.00%	$624,883	28.03%

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

Comprehensive income (loss)

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income. The comprehensive loss attributable to Wah Fu was $1,469,366 for the year ended March 31, 2019 and an income of $1,805,470 for the year ended March 31, 2018. The change was mainly due to the net loss of $1,018,527 and foreign currency translation loss of $522,250 in fiscal year 2019 when it was net income and foreign currency translation income in fiscal year 2018.

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

	For the years ended March 31,
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

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. We usually grant credit to customers with good credit standing with a maximum of 90 days. As China's online education market is intensely competitive in recent years, in order to retain existing and attract new universities, educational institutions and technological service customers to capture additional market share, we extend more credit sales with longer credit terms to certain customers which have a well-established business relationship with the Company for more than five years, such as the B2B2C customers, Jiangxi University of Finance and Economics, Jiangxi University of Science and Technology, Xinyu University, Nanchang University and the technological service customer, World Publishing (Shanghai) Co., Ltd..

As of March 31, 2020 and March 31, 2019, the accounts receivable derived from the B2B2C services were $0.54 million and $0.52 million respectively, and the accounts receivable derived from technological development and operation services were nil and $1.26 million respectively. There were no accounts receivable derived from the B2C services. As of March 31, 2020 and March 31, 2019, Nil and $1.24 million, respectively, of accounts receivable were due from customers accounting for 10% or more of total outstanding receivables and/or 10% or more of total revenues.

We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collections. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2020 and 2019, the allowances for doubtful accounts were $511,037 and $610,816, respectively.

As of March 31, 2020 and 2019, accounts receivable aging more than 3 months and less than 12 months were $294,343 and $1,069,340 respectively, accounts receivable aging more than 12 months were $108 and $413,429, respectively.

Investments in unconsolidated entities

Our investments in unconsolidated entities consist of equity method investments and equity investments without readily determinable fair value.

We follow ASC Topic 321, Investments Equity Securities (“ASC 321”) to account for investments that do not have readily determinable fair value and over which the Company does not have significant influence. We use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For an investee over which the Company has the ability to exercise significant influence, but does not own a controlling interest, we account for that investment using the equity method. Significant influence is generally considered to exist when hawse have an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Company recorded impairment loss of $261,574, $76,425 and nil on its equity investments during the years ended March 31, 2020, 2019 and 2018, respectively.

Revenue recognition

We previously recognized revenue when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

On April 1, 2018, we adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) (“ASC 606”) using the modified retrospective method under which cumulative effects are recognized at the date of the initial application of ASC 606. With the adoption of ASC 606, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. We believe that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC 606. Based on our assessment, potential adjustments to input measures are not expected to be pervasive to the majority of its contracts. As such, we have concluded that the adoption of this new guidance will not result in a material cumulative catch-up adjustment to the opening balance sheet or retained earnings at the effective date or any other material impact on its consolidated financial statements.

Online education service

The online education services provided by us to customers are an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription service period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately. Therefore, the contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. We typically satisfy the performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscriptions expire. The subscription period for a majority of the online education services is six months or less. Customer/student can access to the courses. anytime during the subscription period. The online education services include online education cloud services (“B2B2C”), which are provided through educational institutions to individual students, and online training services (“B2C”), which are provided to students directly. B2C services can be cancelled and is refundable no later than 24 hours after enrollment. B2B2C services cannot be cancelled and is not refundable after enrollment. All estimates are based on our historical experience, complete satisfaction of the performance obligation, and our best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

Technological development and operation service

Revenues from technological development service, including information technology system design and cloud platform development, are recognized when the system or platform are delivered and accepted by the customers, normally within a year. Upon delivery of services, project completion inspection and customer acceptance notice are required as proof of the completion of performance obligations, which is a confirmation of customer to its ability to direct the use of and obtain substantially all of the benefits from, the design and development service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

From time to time, we enter into arrangement to provide technological support and maintenance service of online platforms to our customers. our efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period., usually from 3 months to one year. The contracts have a single performance obligation and are primarily on a fixed-price basis. No significant returns, refund and other similar obligations during each reporting period.

The core principle underlying the revenue recognition ASU is that we will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which we expect to be entitled to in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when services are provided to a customer.

Income taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We do not believe that there was any uncertain tax position at March 31, 2020 and 2019.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The main objective is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for (1) public business entities, (2) not-for-profit entities that have issued, or are conduit bond obligors for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market, and (3) employee benefit plans that file financial statements with the SEC. In July 2018, the FASB issued an update that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. Early adoption is permitted for all entities. The Company adopted this ASU starting April 1, 2019, and evaluated and deemed that it did not have a material impact on the Company’s consolidated statements of operations and comprehensive income (loss).

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 16-13 was further amended in November 2019 in “Codification Improvements to Topic 326, Financial Instruments-Credit losses”. This guidance is effective for fiscal years beginning after December 15, 2019, including those interim periods within those fiscal years. For emerging growth companies, the effective date is has been extended to fiscal years beginning after December 31, 2022. The Company is currently assessing the impact of adopting this standard. Based on a preliminary assessment, the Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

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

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

5B. Liquidity and Capital Resources

Our cash primarily consists of cash on hand and cash in banks in China, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2020 and March 31, 2019, we had approximately $6.8 million and $3.9 million of cash in bank, respectively, and had no outstanding bank loans or third party loans due.

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

5D. Trend Information

We have noted the existence of the following trends, all of which are likely to affect our business to the extent they continue in the future:

China’s economy is growing rapidly

We have benefited significantly from overall economic growth and the expansion of the education market in China. Economic growth and increasing domestic consumption in China have contributed to a significant increase in spending on education. According to data from National Bureau of Statistics of China, gross domestic product (“GDP”) of China reached RMB 99,087 billion in year 2019, increased by 7.8% over year 2018; disposable income per capita of urban residents increased from RMB 31,195 in 2015 to RMB 42,359 in 2019, representing an increase of 35.79% during this period. (Source: China Research and Intelligence www.shcri.com) We believe that the increase trend of the disposable income per capita creates favorable economic environment for online self-taught higher education. People who would like to obtain more education are likely to invest more in education as their disposable income increases.

Market size of China’s Online Self-taught Higher Education is increasing

As reflected in the table below, the scale of China’s online education industry was enlarged in recent years, mainly driven by the internet technology upgrading. The self-taught higher education sector was transformed from offline classroom schooling to online platforms because of the broader audience reached and the economic benefit provided by online platforms. Therefore, the market size of China’s online self-taught higher education grew rapidly year by year, exceeded RMB 39.07 billion in year 2019 and expect to RMB 41.02 billion in year 2020.

	2016	2017	2018	2019	2020 E
Market Size (RMB, billion)	23.40	28.83	35.52	39.07	41.02

(Source: China Research and Intelligence www.shcri.com)

Market size of Online Self-taught Higher Education B2B2C Service in China is also increasing

B2B2C service is our major service line. For the year ended March 31, 2020, approximately 83% of our revenue was generated from B2B2C service. Market size of online self-taught higher education B2B2C service in China increased from RMB 543.3 million to RMB 1,369.12 million from year 2016 to year 2019, and is expect to RMB 1.5 billion for year 2019.

	2016	2017	2018	2019	2020 E
Market Size (RMB, million)	543.30	814.95	1,222.43	1,369.12	1,478.65

(Source: China Research and Intelligence www.shcri.com)

Steps to Improve Our Performance

Recruiting professional personnel is expected to help increase our sales.

We believe that our existing products and services with technological development of our online platform and quality improvement of our online courses will enable us to capture increased market demands for online education. With these opportunities we are able to provide, we plan to expand our team by recruiting professionals in various fields. In recent years, supply and demand of professionals tend to be stable, as long as we can provide development opportunities, we are able to hire more outstanding personnel, such as technology development professionals, online course producers, teaching professionals and senior management expertise. As of March 31, 2020, we had 142 full time employees and 3 part time employees and there were 150 full time employees and 3 part time employees as of March 31, 2019. As our team keeps growing, we will be able to improve the quality of our courses, negotiate and work with more schools, achieve more revenue and better financial results.

We expect our income will benefit from the implementation of “Provincial Partnership Model.”

There are 32 provinces in China and the population in each province varies from tens of millions to hundreds of millions. We are currently implementing a “Provincial Partnership Model” under which we establish subsidiaries in different provinces. Our local partners in each province, who are also the shareholders of each local subsidiary, can develop business not only with the reputation, platform and courses of the Company, but also with their own capability and deep understanding of local education market. We have founded subsidiaries in Hunan, Hubei, Jiangsu, Guizhou, Fujian, Liaoning, Sichuan, Guangxi, Guangzhou Province and Beijing. We believe that this “Provincial Partnership Model” will create more revenue by motivating our partners to explore potential market and provide better services to local customers. Meanwhile, “Provincial Partnership Model” will decrease the Company’s payroll, travel and administrative expenses by hiring local staff instead of recruiting staff in Beijing, where our headquarters is located.

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

(2) Online adult continuing higher education courses

Adult higher education examination is an alternative way to obtain higher education for adults and an important part of China’s higher education system. According to the statistics from China Research and Intelligence www.shcri.com, there were 288 universities and colleges offering continuing education services, most of which adopted face-to-face teaching. There is barely B2B2C service provider for adult continuing higher education courses and market size of China’s online continuing higher education is relatively small. The market size of online continuing higher education increased from RMB 17.80 billion in 2016 to RMB 29.62 billion in 2019, and it is expected to RMB31.99 billion for year 2020.

	2016	2017	2018	2019	2020E
Market Size (RMB, billion)	17.80	21.89	26.93	29.62	31.99

We entered into the adult education field and launched our continuing education platforms in late 2016. Currently, there are over 175 universities and education institutions using and testing our platforms. Given the unmet market demands for this type of services as well as the Chinese government’s promotion of the “Internet+” model, China’s institutions of higher education, including our existing and potential clients, will likely increase their use of adult continuing higher education cloud platform to standardize teaching process and monitor learning process. As such, we expect that our revenue from services for online adult continuing education will increase in the long term.

5.E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended March 31, 2020, 2019 and 2018, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

5.F. Tabular Disclosure of Contractual Obligations

The following table represents our contractual commitments as of March 31, 2020:

	Payments Due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Operating lease obligations	$652,053	$278,715	$373,338	$-	$-

There have been no material changes to our contractual obligations since March 31, 2020.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Executive Officers	Age	Position/Title
Yang Yu	48	Chairman of the Board and Executive Director

Xinghui Yang	50	Chief Executive Officer and Director

Gang Yao	47	Chief Financial Officer

Cuntao Hou	41	Vice President

Defang Li	75	Director

Yik C Chan	63	Director

Wenxiang Xing	57	Director

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

Gang Yao has been serving as our Chief Financial Officer since August 2018. Mr. Yao has been serving as Executive Chairman of Beijing Clean2Organic Technology Co., Ltd. since January 2017, responsible for overall decision making in connection with key aspects of the company’s operations. From October 2013 to April 2015, he served as Chief Executive Officer of Hanwang Technology Co., Ltd. (Shenzhen Stock Exchange 002362) where he managed the company’s operations (including finance and supply chain), implemented organizational reforms and developed its internal control program. From May 2015 to July 2017, Mr. Yao served as Chief Executive Officer of Qingdao Hengshun Zhongsheng Group Co., Ltd. (Shenzhen Stock Exchange 300208) where he was managed the company’s operations, led its internal reform and also managed the company’s international expansions in Southeast Asia and Africa. From September 2010 to June 2013, he served as RMB Fund Partner at Zero2IPO Venture, managing the firm’s private equity funds such as modern agriculture funds and clean technology funds. Previously, Mr. Yao was with Baker Tilly China from July 2003 and September 2010 where he held various finance and accounting positions. He started his career as an engineer at Huaihua Raiway Co., Ltd. Mr. Yao obtained his B.S. in Household Electrical Appliances Technology and Management from Hunan University of Commerce in Changsha, China, his Master’s degree in Accountancy from Central South University in Changsha, China and his Doctor degree in Accountancy from Chinese Academy of Fiscal Science in Beijing, China. He holds the qualification of Certified Public Accountant in China and Australia, and the member of the Institute of Chartered Accountant of England and Wales.

Cuntao Hou has been Vice President of the Company since December 2016. Mr. Hou has held various managerial positions at our subsidiaries. He has served as Deputy General Manager of Beijing Distance Learning since February 2015 where he has been in charge of marketing and sales. He has also been serving as the General Manager of Hunan Huafu Haihui Learning Technology Co., Ltd., our subsidiary based in Hunan, China, in charge of key aspects of daily operations. Mr. Hou was previously the Assistant Manager of the Marketing Department at Beijing Distance Learning from June 2006 to July 2013, responsible for sales and marketing in relation to the company’s self-study education preparation programs. He joined Beijing Distance Learning in June 2003 and worked as a software engineer at the company’s R&D Department until June 2006. He then served as Assistant Manager of the R&D Department at Beijing Distance Learning from July 2006 to May 2009. Mr. Hou obtained his B.S. degree in Computer Science from Beijing Applied Science and Technology University and his B.A. degree in Management from Beijing Normal University in Beijing, China.

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

6.B. Compensation

For the year ended March 31, 2020, the aggregate cash compensation that we paid to our executive officers and directors was approximately $277,467. For the year ended March 31, 2019, the aggregate cash compensation that we paid to our executive officers and directors was approximately $172,929. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, We make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law and the insurance policy, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

6.E. Share Ownership

As of August 13, 2020, 4,381,033 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 4,381,033 ordinary shares outstanding as of August 13, 2020.

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 13, 2020 by:

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

7.B. Related Party Transactions

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2020	As of March 31, 2019
Loan to related parties(a)	$2,537,532	$-

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which our chairman serves as a director. On November 1, 2019 and December 4, 2019 the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and July 30, 2020, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively.

(ii) Due to related party:

	As of March 31, 2020	As of March 31, 2019
Due to shareholders	$282,121	$245,006
Due to key management personnel	4,232	7,868
Due to related parties	$286,353	$252,874

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

In September 2019, we sued Beijing Chuangyouyi Education Technology Co., Ltd (“Chuangyouyi”) in Haidian District People’s Court of Beijing Municipality for the unpaid principal and interest in the aggregated amount of approximately $89,958 under a loan agreement between Chuangyouyi and Distance Learning. On July 30, 2020, the district court issued its decision, which supported all claims of the Company.

Other than the foregoing proceeding, we are not currently, and have not recently been, a party to any material legal or administrative proceedings. We are not aware of any material legal or administrative proceedings threatened against us. From time to time, we are subject to various legal or administrative proceedings arising in the ordinary course of our business.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “WAFU.” The shares began trading on April 30, 2019 on the NASDAQ Capital Market. The closing price for the ordinary shares was $5.28 on August 14, 2020.

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

10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. RMB has gradually appreciated against U.S. dollars over the past few years. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB 6.7116 in the year ended March 31, 2019 to US$1.00 for RMB 6.9662 in the year ended March 31, 2020. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2019, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the year ended March 31, 2020 would increase by approximately $0.2 million, $0.1 million and $0.1 million, respectively.

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

Credit Risk

As of March 31, 2020 and 2019, $1,889,093 and $1,113 of our cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (about $64,505). As of March 31, 2020 and 2019, $4,940,406 and $3,920,811 of our cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2020. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in  Internal Control — Integrated Framework (2013) ..

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2020 considered the below factors, including:

●	the number of adjustments proposed by our independent auditors during our quarterly review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on a quarterly and annual basis.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of March 31, 2020 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

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

For 2020, we implemented our remediation plan to address the underlying causes of the material weakness described above by hiring accounting staff who understands U.S. GAAP methods and SEC reporting measures and also educating existing staff on these subjects. For fiscal year 2021, we plan to continue improving our internal control by implementing the following remediation plans, including:

●	Reassessing the design and operation of internal controls over financial reporting, including interim and annual accruals cutoff procedures and review procedures related to information received from our outside consulting technical experts;

●	continuing our training of accounting personnel so they can better on U.S. GAAP methods and SEC reporting matters; and

●	Increasing staffing levels and expertise to implement this remediation plan.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at http://www.edu-edu.com within four business days following the amendment or waiver. During fiscal year 2020, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.edu-edu.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2020	Year Ended March 31, 2019

Audit fees*	$225,000	$215,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-25.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association (2)

1.2	Articles of Association (1)

2.1	Description of Securities*

4.1	Exclusive Business Cooperation Agreement, dated August 16, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.2	Exclusive Option Agreement, dated August 16, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.3	Equity Interest Pledge Agreement, dated August 18, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.4	Form of Power of Attorney(1)

4.5	English Translation of Property Lease Agreement, dated June 1, 2016, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Jinkai Gongda Investment Management Co., Ltd. (1)

4.6	Platform and Online Course Development, dated April 24, 2017, by and between Beijing Huaxia Dadi Digital Information Co., Ltd. and Zhengqing Heya Education Technology (Beijing) Co., Ltd. (1)

4.7	English Translations of Online Course Resource Purchase Contract, dated December 19, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Higher Education Press Co., Ltd. (3)

4.8	Employment Agreement, dated November 11, 2011, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Xinghui Yang (5)

4.9	Employment Agreement, dated January 1, 2018, by and between the Company and Gao Yao(5)

8.1	Subsidiaries of the Registrant*

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on March 20, 2018.

(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on April 11, 2018.

(3)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 15, 2018.

(4)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 28, 2018.

(5)	Incorporated by reference to our 20-F, filed on August 15, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAH FU EDUCATION GROUP LIMITED

Date: August 17, 2020	/s/ Xinghui Yang
Name: Xinghui Yang
Title: Chief Executive Officer

WAH FU EDUCATION GROUP LIMITED

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Wah Fu Education Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wah Fu Education Group Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

New York, New York

August 17, 2020

We have served as the Company’s auditor since 2017.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash	$6,833,891	$3,927,718
Accounts receivable, net	542,913	1,781,360
Other receivables, net	143,920	75,213
Loan to third parties, current	42,316	490,420
Loan to related parties	2,537,532	-
Other current assets	150,213	146,058
Deferred offering costs	-	417,100
TOTAL CURRENT ASSETS	10,250,785	6,837,869

Loan to third parties, noncurrent	579,335	89,404
Property and equipment, net	775,465	868,802
Investments in unconsolidated entities	10,977	283,113
Operating lease right-of-use assets	603,553	-
Long-term rent deposit	73,049	-
Deferred tax assets, net	272,115	403,466
TOTAL ASSETS	$12,565,279	$8,482,654

CURRENT LIABILITIES:
Due to related parties	$286,353	$252,874
Deferred revenue	1,524,918	620,332
Operating lease liabilities, current	254,332	-
Taxes payable	314,052	318,685
Other payables	189,201	268,550
Accrued expenses and other liabilities	335,699	324,510
TOTAL CURRENT LIABILITIES	2,904,555	1,784,951

Operating lease liabilities, noncurrent	361,595	-
TOTAL LIABILITIES	3,266,150	1,784,951

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.01 par value, 30,000,000 shares authorized; 4,381,033 and 3,200,000 shares issued and outstanding as of March 31, 2020 and March 31, 2019, respectively *	43,810	32,000
Additional paid-in capital	4,799,384	217,395
Statutory reserve	231,424	222,180
Retained earnings	4,723,999	6,421,944
Accumulated other comprehensive loss	(734,028)	(407,169)
Total shareholders’ equity	9,064,589	6,486,350
Non-controlling interest	234,540	211,353
TOTAL EQUITY	9,299,129	6,697,703
TOTAL LIABILITIES AND EQUITY	$12,565,279	$8,482,654

*	Retrospectively restated for effect of stock split and reorganization

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended March 31,
	2020	2019	2018

REVENUE	$5,637,370	$5,358,023	$5,967,896

COST OF REVENUE AND RELATED TAX
Cost of revenue	3,346,588	2,816,331	2,202,368
Business and sales related tax	40,377	38,048	27,128

GROSS PROFIT	2,250,405	2,503,644	3,738,400

OPERATING EXPENSES
Selling expenses	1,314,403	1,441,165	1,084,599
General and administrative expenses	2,507,186	2,301,070	1,581,307
Total operating expenses	3,821,589	3,742,235	2,665,906

INCOME (LOSS) FROM OPERATIONS	(1,571,184)	(1,238,591)	1,072,494

OTHER INCOME (EXPENSE)
Interest income	135,359	126,663	177,723
Gain from investments in unconsolidated entities	-	-	56,421
Other income (expenses)	7,236	(3,403)	(11,138)
Total other income, net	142,595	123,260	223,006

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(1,428,589)	(1,115,331)	1,295,500

PROVISION (BENEFIT) FOR INCOME TAXES	212,498	(96,804)	92,023

NET INCOME (LOSS)	(1,641,087)	(1,018,527)	1,203,477

Less: net income (loss) attributable to non-controlling interest	47,614	(72,344)	58,874

NET INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(1,688,701)	$(946,183)	$1,144,603

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	(1,641,087)	(1,018,527)	1,203,477
Other comprehensive income (loss): foreign currency translation	(351,286)	(522,250)	676,673
Total comprehensive income (loss)	(1,992,373)	(1,540,777)	1,880,150
Less: Comprehensive income (loss) attributable to non-controlling interest	23,187	(71,411)	74,680

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(2,015,560)	$(1,469,366)	$1,805,470

Earnings (loss) per common share - basic and diluted	$(0.39)	$(0.30)	$0.36
Weighted average shares - basic and diluted*	4,290,681	3,200,000	3,200,000

*	Retrospectively restated for effect of stock split and reorganization

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

			Additional			Accumulated Other		Non-
	Ordinary Shares		Paid-in	Statutory	Retained	Comprehensive	Shareholders’	controlling	Total
	Shares*	Amount	Capital	Reserve	Earnings	Income (Loss)	Equity	Interest	Equity

Balance, March 31, 2017	3,200,000	$32,000	$217,395	$64,190	$6,381,514	$(544,852)	$6,150,247	$101,797	$6,252,044

Capital contribution	-	-	-	-	-	-	-	41,119	41,119
Net income for the year	-	-	-	-	1,144,603	-	1,144,603	58,874	1,203,477
Appropriation of statutory reserves	-	-	-	152,811	(152,811)	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	660,867	660,867	15,806	676,673
Balance, March 31, 2018	3,200,000	$32,000	$217,395	$217,001	$7,373,306	$116,015	$7,955,717	$217,596	$8,173,313

Capital contribution	-	-	-	-	-	-	-	65,168	65,168
Net loss for the year	-	-	-	-	(946,183)	-	(946,183)	(72,344)	(1,018,527)
Appropriation of statutory reserve	-	-	-	5,179	(5,179)	-	-	-	-
Foreign currency translation gain (loss)	-	-	-	-	-	(523,184)	(523,184)	933	(522,251)
Balance, March 31, 2019	3,200,000	$32,000	$217,395	$222,180	$6,421,944	$(407,169)	$6,486,350	$211,353	$6,697,703

Common stock issued net of stock issuance costs of $1,311,365	1,181,033	11,810	4,581,989	-	-	-	4,593,799	-	4,593,799
Net income (loss) for the year	-	-	-	-	(1,688,701)	-	(1,688,701)	47,614	(1,641,087)
Appropriation of statutory reserve	-	-	-	9,244	(9,244)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(326,859)	(326,859)	(24,427)	(351,286)
Balance, March 31, 2020	4,381,033	$43,810	$4,799,384	$231,424	$4,723,999	$(734,028)	$9,064,589	$234,540	$9,299,129

*	Retrospectively restated for effect of stock split and reorganization

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31,
	2020	2019	2018
Cash flows from operating activities:
Net Income (loss)	$(1,641,087)	$(1,018,527)	$1,203,477
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	164,942	131,024	121,934
Non-cash lease expense	201,751	-	-
Loss from disposal of property and equipment	9,816	2,502	663
Provision for doubtful accounts	(68,359)	444,480	142,781
Provision for investments in unconsolidated entity	261,574	76,425	-
Income/(loss) from investments in unconsolidated entities	-	-	(56,421)
Interest income	(89,736)	(24,586)	(2,417)
Deferred tax expense (benefit)	111,757	(106,431)	(155,839)
Changes in operating assets and liabilities:
Accounts receivable	1,231,955	(227,286)	(1,384,009)
Other receivable	(70,214)	(46,538)	32,444
Other current assets	(11,010)	22,168	(131,782)
Deferred offering costs	-	(262,587)	(156,457)
Long-term rent deposit	(78,139)	-	-
Deferred revenue	954,315	300,771	(215,789)
Taxes payable	12,600	(130,387)	119,604
Other payable	102,091	203,917	(48,980)
Operating lease liabilities	(183,756)	-	-
Accrued expenses and other liabilities	29,018	121,745	89,144
Net cash provided by (used in) operating activities	937,518	(513,310)	(441,647)

Cash flows from investing activities:
Purchase of property and equipment	(75,041)	(350,284)	(556,278)
Proceeds from disposal of property and equipment	83	64	15
Proceeds from loans to third parties	-	446,987	241,440
Payments made for loans to third parties	(42,316)	(89,397)	(995,941)
Payments made for loans to a related party	(2,501,825)	-	-
Proceeds from disposal of investment in unconsolidated entity	-	-	52,815
Net cash provided by (used in) investing activities	(2,619,099)	7,370	(1,257,949)

Cash flows from financing activities:
Changes in due to related parties	29,721	(53,444)	310,215
Net proceeds from initial public offering ("IPO")	4,821,472	-	-
Capital contribution by shareholders of non-controlling interest	-	65,168	41,119
Net cash provided by financing activities	4,851,193	11,724	351,334

Effect of exchange rate fluctuation on cash	(263,439)	(301,021)	470,449

Net increase (decrease) in cash	2,906,173	(795,237)	(877,813)
Cash at beginning of the year	3,927,718	4,722,955	5,600,768
Cash at end of the year	$6,833,891	$3,927,718	$4,722,955

Supplemental cash flow information
Cash paid for income taxes	$91,524	$141,589	$135,427

Non-cash investing activities
Right of use assets obtained in exchange for operating lease obligations	$816,057	$-	$-
Payable for capitalized software development costs	$-	$-	$25,458

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

On July 20, 2015, Wah Fu established Shanghai Xin Fu Network Technology Co., Ltd. (“Shanghai Xin Fu”), a wholly foreign-owned enterprise (the “WFOE”) under the laws of the PRC. Shanghai Xin Fu owns 100% equity interest of Shanghai Xia Shu Network Technology Co., Ltd, (“Shanghai Xia Shu”), a company formed on April 29, 2016 under the laws of PRC. On June 15, 2015, Hunan Huafu Haihui Learning Technology Co., Ltd. (“Hunan Huafu”) was incorporated in Hunan Province, China. Shanghai Xia Shu owned 75% equity interest of Hunan Huafu, and the other 25% equity interest is owned by two unrelated individual shareholders. On September 9, 2019, Shanghai Xia Shu transferred 75% equity interest of Hunan Huafu to Digital Information with a consideration of RMB 100 (approximately $14).

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

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

On September 18, 2018, Beijing Huafu Silu International Learing Technology Co., Ltd. (“Huafu Silu”) was established in Beijing, China. Shanghai Xia Shu owns 51% equity interest of Huafu Silu, and the other 49% equity interest is owned by two individual shareholders. Huafu Silu was dissolved on March 4, 2020.

On August 14, 2019, Guangxi Huafu Quanping Education Technology Cot., Ltd. (“Guangxi Huafu”) was established in Guangxi Province, China. Distance Learning owns 55% equity interest of Guangxi Huafu, and the other 45% equity interest is owned by a third party company.

On October 21, 2019, Huafu Wanrun (Guangzhou) Education Technology Co., Ltd. (“Guangzhou Huafu”), was established in Guangdong Province, China. Digital Information owns 60% equity interest of Guangzhou Huafu, and the other 40% equity interest is owned by two individual shareholders.

On November 8, 2019, Sichuan Huafu Gengyun Education Technology Co., Ltd. (“Sichuan Huafu”), was established in Sichuan Province, China. Digital Information owns 60% equity interest of Sichuan Huafu, and the other 40% equity interest is owned by two individual shareholders.

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

Company	Date of establishment	Place of establishment	Percentage of legal ownership by Wah Fu	Principal activities
Subsidiaries:
Wah Fu Holding	May 19, 2016	Hong Kong, PRC	100%	Holding Company
Distance Learning	December 23, 1999	Mainland, PRC	100%	Provider of online education services and technological development and operation services
Shanghai Xin Fu	July 20, 2015	Mainland, PRC	100%	Inactive
Shanghai Xia Shu	April 29, 2016	Mainland, PRC	100%	Inactive
Hunan Huafu	June 15, 2015	Mainland, PRC	75%	Provider of online education services
Nanjing Suyun	March 8, 2017	Mainland, PRC	70%	Provider of online education services
Huaxia MOOC	March 15, 2017	Mainland, PRC	51%	Provider of online education services
Guizhou Huafu	April 25, 2017	Mainland, PRC	51%	Provider of online education services
Fuzhou Huafu	May 21, 2018	Mainland, PRC	65%	Provider of online education services
Liaoning Huafu	June 26, 2018	Mainland, PRC	70%	Provider of online education services
Guangxi Huafu	August 14, 2019	Mainland, PRC	55%	Inactive
Huafu Silu*	September 18, 2018	Mainland, PRC	51%	Inactive
Guangzhou Huafu	October 21, 2019	Mainland, PRC	60%	Inactive
Sichuan Huafu	November 8, 2019	Mainland, PRC	60%	Inactive
Variable interest entity
Digital Information	September 14, 2000	Mainland, PRC	Nil	Provider of technological development and operation service and holder of Internet Content Provider (“ICP”) License

*	Huafu Silu was dissolved on March 4, 2020.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consolidation of Variable Interest Entities

In accordance with accounting standards regarding consolidation of variable interest entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. The VIE with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. The Company has determined that Distance Learning is the primary beneficiary of Digital Information’s risks and rewards.

The following tables set forth the assets, liabilities, results of operations and changes in cash of the VIE, Digital Information, which were included in the Company’s consolidated balance sheets, statements of operations and comprehensive loss and cash flows:

	As of March 31, 2020	As of March 31, 2019
Current assets	$149,289	$84,730
Non-current assets	62,577	600,994
Total assets	211,866	685,724
Current liabilities	142,711	182,534
Intercompany payables*	3,020,067	2,326,076
Total liabilities	3,162,778	2,508,610
Net assets	$(2,950,912)	$(1,822,886)

*	Intercompany payables are eliminated upon consolidation.

	For the Years Ended
	March 31, 2020	March 31, 2019	March 31, 2018
Revenue*	$309,380	$1,585,677	$822,349
Net loss	$(1,247,053)	$(36,887)	$(380,018)

*	Intercompany sales are eliminated upon consolidation.

	For the Years Ended
	March 31, 2020	March 31, 2019	March 31, 2018
Net cash provided by operating activities*	$100,016	$51,611	$6,812
Net cash used in investing activities	(1,477)	(14,017)	(7,384)
Effect of exchange rate fluctuation on cash	(4,103)	(1,039)	1,458
Net increase in cash	$94,436	$36,555	$886

*	Intercompany operating activities are eliminated upon consolidation.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Non-controlling Interests

U.S. GAAP requires that non-controlling interests in subsidiaries and affiliates be reported in the equity section of a company’s balance sheets. In addition, the amounts attributable to the net income of those subsidiaries are reported separately in the consolidated statements of operations and comprehensive income (loss).

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowances for doubtful accounts, valuation allowance for deferred tax assets, estimated useful lives and fair value in connection with the impairment of property and equipment, and lease assumptions. Actual results could differ from these estimates.

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2020 and 2019, the Company had no cash equivalents. The Company maintains cash and cash equivalents with various financial institutions mainly in the mainland China and Hong Kong Special Administrative Region of PRC (the “Hong Kong”). Balances in banks in the mainland China are uninsured. Balances in banks in Hong Kong are insured by Hong Kong Deposit Board and subject to a certain limitation.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days. As China's online education market is intensely competitive in recent years, in order to retain existing and attract new universities, educational institutions and technological service customers to capture additional market share, the Company extends more credit sales with longer credit terms to certain customers which have a well-established business relationship with the Company for more than five years, such as the B2B2C customers, Jiangxi University of Finance and Economics, Jiangxi University of Science and Technology, Xinyu University, Nanchang University and the technological service customer, World Publishing (Shanghai) Co., Ltd..

As of March 31, 2020 and March 31, 2019, the accounts receivable derived from the B2B2C services were $0.54 million and $0.52 million respectively, and the accounts receivable derived from technological development and operation services were nil and $1.26 million respectively. There were no accounts receivable derived from the B2C services. As of March 31, 2020 and March 31, 2019, nil and $1.24 million, respectively, of accounts receivable were due from customers accounting for 10% or more of total outstanding receivables and/or 10% or more of total revenues.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collections. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2020 and 2019, the allowances for doubtful accounts were $511,037 and $610,816, respectively.

As of March 31, 2020 and 2019, accounts receivable aging more than 3 months and less than 12 months were $294,343 and $1,069,340 respectively, accounts receivable aging more than 12 months were $108 and $413,429, respectively.

Loans to third parties

Loans to third parties are cash advances mainly used for short-term funding to unrelated companies with which the Company has business relationships. To earn interest income with relatively low risk, the Company provided loans from time to time. The interest rate of these loans was 6% per annum. Loans to third parties are reviewed periodically as to whether their carrying values remain realizable.

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

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

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

Impairment of long-lived assets

The Company assesses its long-lived assets such as property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Factors which may indicate potential impairment include a significant underperformance related to the historical or projected future operating results or a significant negative industry or economic trend. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair value. The Company did not record any impairment loss on its long-lived assets during the years ended March 31, 2020, 2019 and 2018.

Investments in unconsolidated entities

The Company’s investments in unconsolidated entities consist of equity method investments and equity investments without readily determinable fair value.

The Company follows ASC Topic 321, Investments Equity Securities (“ASC 321”) to account for investments that do not have readily determinable fair value and over which the Company does not have significant influence. The Company uses the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For an investee over which the Company has the ability to exercise significant influence, but does not own a controlling interest, the Company accounts for that investment using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Company recorded impairment loss of $261,574, $76,425 and nil on its equity method investments during the years ended March 31, 2020, 2019 and 2018, respectively.

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

On April 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) (“ASC 606”) using the modified retrospective method under which cumulative effects are recognized at the date of the initial application of ASC 606. With the adoption of ASC 606, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC 606. Based on the Company’s assessment, potential adjustments to input measures are not expected to be pervasive to the majority of its contracts. As such, the Company has concluded that the adoption of this new guidance will not result in a material cumulative catch-up adjustment to the opening balance sheet or retained earnings at the effective date or any other material impact on its consolidated financial statements.

Online education service

The online education services provided by the Company to its customers are an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription service period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately. Therefore, the Company’s contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. The Company typically satisfies its performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscriptions expire. The subscription period for a majority of the online education services is six months or less. Customer/student can access to the courses. anytime during the subscription period. The online education services include online education cloud services (“B2B2C”), which are provided through educational institutions to individual students, and online training services (“B2C”), which are provided to students directly. B2C services can be cancelled and is refundable no later than 24 hours after enrollment. B2B2C services cannot be cancelled and is not refundable after enrollment. All estimates are based on the Company’s historical experience, complete satisfaction of the performance obligation, and the Company’s best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

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

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when services are provided to a customer

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition:

	For the Years Ended
	March 31, 2020	March 31, 2019	March 31, 2018
Services transferred at a point in time
Revenue from Online Education Services	$219,912	$126,665	$786,876
Revenue from Technological Development and Operation Services	91,757	943,686	413,457
Services transferred over time
Revenue from Online Education Services	5,150,788	4,058,931	4,235,209
Revenue from Technological Development and Operation Services	174,913	228,741	532,354
Total	$5,637,370	$5,358,023	$5,967,896

The Company’s accounts receivable consist primarily of receivables related to providing online education services to enrolled students, and contract receivable associated with providing technological development and operation services to education institutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. Payment terms and conditions vary by contract types. For most of B2B2C contracts and technical development and operation service contracts, payment is due from customers within 30 days of the invoice date, and the contracts do not have significant financing components. The Company’s revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the Company’s right to consideration in exchange for services that the Company has transferred to a customer is only conditioned on the passage of time. Therefore, the Company does not have any contract assets. The Company also does not have significant capitalized commissions or other costs as of March 31, 2020 and 2019.

The Company’s contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company’s unsatisfied performance obligations as of March 31, 2020 and 2019. This is primarily composed of revenue for online course tuition received in advance from B2C services and B2B2C services. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. Normally, the deferred revenue is recognized as revenue within 6 months.

The opening and closing balances of the Company’s deferred revenue are as follows:

	As of	As of
	March 31, 2020	March 31, 2019

Beginning balance	$620,332	$341,436
Ending balance	1,524,918	620,332
Increase	$904,586	$278,896

The amounts of revenue recognized in the years ended March 31, 2020 and 2019 that were included in the opening deferred revenue were $620,332 and $341,436, respectively. Such revenue consists primarily of revenues from online education services.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2020 and 2019.

Value added tax (“VAT”)

Sales revenue derived from the invoiced online education service, and technological development and operation service is subject to VAT since 2014. Prior to that, the Company was subject to a fixed rate of business tax of 3%. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively. Distance Learning and Digital Information are both considered VAT general taxpayers since June 2015. Hunan Huafu became to a VAT general taxpayer since August 2018. Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu , Liaoning Huafu ,Guangxi Huafu, Sichuan Huafu and Guangzhou Huafu are VAT small-scale taxpayers since the date of incorporation.

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

Leases

On April 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842). For all leases that were entered into prior to the effective date of Topic 842, the Company elected to apply the package of practical expedients. Based on this guidance the Company did not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. The adoption of Topic 842 did not have a material impact on the Company’s consolidated statements of operations and comprehensive income (loss).

The adoption of Topic 842 resulted in the presentation of approximately $47,000 of operating lease assets and operating lease liabilities on the consolidated balance sheet as of April 1, 2019. See Note 9 for additional information.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, current, and operating lease liabilities, non-current on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

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

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

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

The carrying amounts reported in the balance sheets for cash, accounts receivable, other receivables, loans to third parties, current, other current assets, deferred offering costs, due to related parties, deferred revenue, operating lease liabilities, current, taxes payable, other payables, accrued expenses and other liabilities approximate their fair value based on the short-term maturity of these instruments.

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

In December 2019, a novel strain of coronavirus (“COVID-19”) was first identified in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, employees of the Company could not return to work on time after the Chinese New Year, which adversely impacted the Company’s business operations and sales. Although the operations and sales have started to recover since early March 2020, if COVID-19 further impacts its business operations and sales, the Company’s financial condition, results of operations, and cash flows could continue to be adversely affected.

Although the COVID-19 outbreak seems to have been under relative control in China since May 2020, it may continue to materially adversely affect the Company’s business operations and condition and operating results for 2020, including but not limited to material negative impact on its total revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Because of the significant uncertainties surrounding the COVID-19 outbreak, the Company cannot accurately estimate the extent of the business disruption and the related financial impact at this time.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations and credit risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2020 and 2019, $1,889,093 and $1,113 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (about $ 64,505). As of March 31, 2020 and 2019, $4,930,406 and $3,920,811 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Customer and supplier concentration risk

The Company’s revenues are derived from enrolled students or institutions that are located primarily in China. For the year ended March 31, 2020, no customers accounted for over 10% of the Company’s total revenue. For the year ended March 31, 2019, two customers accounted for approximately 16% and 13% of the Company’s total revenue, respectively. For the year ended March 31, 2018, one institutional customer from online education service segment accounted for approximately 10% of the Company’s total revenue.

As of March 31, 2020, two customers accounted for 15% and 11% of the total outstanding accounts receivable balance, respectively. As of March 31, 2019, one institutional customer accounted for 70% of the total outstanding accounts receivable balance.

For the years ended March 31, 2020, 2019 and 2018, no suppliers accounted for more than 10% of total purchases.

A loss of either of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Statements of cash flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the Company’s statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The main objective is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for (1) public business entities, (2) not-for-profit entities that have issued, or are conduit bond obligors for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market, and (3) employee benefit plans that file financial statements with the SEC. In July 2018, the FASB issued an update that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. Early adoption is permitted for all entities. The Company adopted this ASU starting April 1, 2019, and evaluated and deemed that it did not have a material impact on the Company’s consolidated statements of operations and comprehensive income (loss).

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 16-13 was further amended in November 2019 in “Codification Improvements to Topic 326, Financial Instruments-Credit losses”. This guidance is effective for fiscal years beginning after December 15, 2019, including those interim periods within those fiscal years. For emerging growth companies, the effective date is has been extended to fiscal years beginning after December 31, 2022. The Company is currently assessing the impact of adopting this standard.

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

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of March 31, 2020	As of March 31, 2019
Accounts receivable	$1,053,950	$2,392,176
Less: allowance for doubtful accounts	(511,037)	(610,816)
Total accounts receivable, net	$542,913	$1,781,360

The recovery for doubtful accounts was $68,359 for the years ended March 31, 2020. Provisions for doubtful accounts was $353,657 and $142,781 for the years ended March 31, 2019 and 2018, respectively.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LOANS TO THIRD PAIRTIES, NET

Loans to third parties consisted of the following:

	As of March 31, 2020	As of March 31, 2019
Loans to third parties, current:
Beijing Chuangyouyi Education Technology Co.,Ltd (a)	$85,980	$90,825
Beijing Dejinbao Mining Engineering Co., Ltd (b)	-	490,420
Guizhou Hengsheng Technology Development Co., Ltd (c)	42,316	-
Loans to third parties, noncurrent:
Beijing Dejinbao Mining Engineering Co., Ltd (b)	579,335	89,404
Less: allowance for doubtful accounts
Beijing Chuangyouyi Education Technology Co.,Ltd (a)	(85,980)	(90,825)
Total loan to third parties, net	$621,651	$579,824

(a)	On December 25, 2017, Distance Learning loaned RMB600,000 (USD84,631 as of March 31, 2020) to Beijing Chuangyouyi Education Technology Co.,Ltd (“Chuangyouyi”). The loan bears an interest rate of 6% and is not guaranteed. The maturity was December 24, 2018. Chuangyouyi did not repay upon maturity, the Company has fully accrued allowance for the balance.

(b)	On September 5, 2017, Distance Learning loaned RMB3,000,000 (USD423,155 as of March 31, 2020) to Beijing Dejinbao Mining Engineering Co., Ltd (“Dejinbao”). The loan bears an interest rate of 6% and is not guaranteed. The original maturity was September 5, 2019, and was later extended to September 4, 2021. On September 27, 2018, Distance Learning loaned an additional RMB600,000 (USD84,631 as of March 31, 2020) to Dejinbao. The loan bears an interest rate of 6% and is not guaranteed. The maturity of the loan is September 26, 2022.

(c)	On November 7, 2019 Guizhou Huafu loaned RMB500,000 (USD70,526 as of March 31, 2020) to Guizhou Hengsheng Technology Development Co., Ltd (“Hengsheng”). The maturity was May 7, 2020. On January 15, 2020, Hengsheng repaid RMB200,000. Hengshegn have repaid the remining loaned balance of RMB300, 000 on May 8, 2020.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31, 2020	As of March 31, 2019
Buildings	$469,765	$463,464
Electronic equipment	151,413	236,973
Office equipment and furniture	203,814	260,537
Motor vehicles	151,308	159,842
Software	353,550	313,325
Leasehold improvements	78,848	83,295
Subtotal	1,408,698	1,517,436
Less: accumulated depreciation and amortization	(633,233)	(648,634)
Property and equipment, net	$775,465	$868,802

Depreciation and amortization expense was $164,942, $131,024 and $121,934 for the years ended March 31, 2020, 2019 and 2018, respectively.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS IN UNCONSOLIDATED ENTITIES

The Company’s investments in unconsolidated entities consisted of the following:

	As of	As of
	March 31,	March 31,
	2020	2019
Equity investments without readily determinable fair value:
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	$126,946	$134,106
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	141,052	149,007
Equity method investment:
Nanjing Wei You Xue Information Technology Co., Ltd. (c)	71,828	76,337
Impairment of investments in unconsolidated entities
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	(115,969)	-
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	(141,052)	-
Nanjing Wei You Xue Information Technology Co., Ltd. (c)	(71,828)	(76,337)
Total	$10,977	$283,113

(a)	On June 2, 2016, the Company invested RMB 0.9 million (approximately $0.13 million as of March 31, 2020) in exchange for 10% equity interest of Tianyuebowen through its related party, Beijing Haohua Haofu Investment Co., Ltd. (“Haohua Haofu”). Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred 10% ownership of Tianyuebowen to the Company subsequently. RMB 0.9 million was paid in full by the Company in June 2016. Due to the continual losses of Tianyuebowen, the company believes that the probability of recovering the investment in Tianyuebowen is low. Therefore the company accrued $115,969 impairment loss for the investment in Beijing Tianyuebowen.

(b)	On August 15, 2016, the Company invested RMB 1.0 million (approximately $0.14 million as of March 31, 2020) in exchange for 15% equity interest of Zhongtai International Education Technology (Beijing) Co., Ltd. (“Zhongtai”) through Haohua Haofu. Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred the 15% ownership of Zhongtai to the Company subsequently. RMB 1.0 million was paid in full by the Company in August 2016. Due to the continual losses of Zhongta, the company believes that the probability of recovering the investment in Zhongta is low. Therefore the balance of $ 141,052 investment in Zhongtai is fully impaired in fiscal year 2020.

(c)	On July 3, 2014, Digital Information entered into an equity investment agreement to acquire 49% of the equity interest of Nanjing Wei You Xue Information Technology Co., Ltd. (“Wei You Xue”), with an aggregate consideration of RMB1,862,000 (approximately $0.30 million as of March 31, 2020). The Company uses the equity method to account for the investment, because the Company has the ability to exercise significant influence but does not have control over the investee. Wei You Xue qualified as a related party thereafter. Due to the continual losses of Wei You Xue, the company believes that the probability of recovering the investment in Wei You Xue is low. Therefore the remaining balance of $71,828 investment in Wei You Xue is fully impaired in fiscal year 2019.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –RELATED PARTIES BLALANCE

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2020	As of March 31, 2019
Loan to related parties(a)	$2,537,532	$-

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019 the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and July 30, 2020, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively.

(ii) Due to related party:

	As of March 31, 2020	As of March 31, 2019
Due to shareholders	$282,121	$245,006
Due to key management personnel	4,232	7,868
Due to related parties	$286,353	$252,874

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

NOTE 8 – TAXES

Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. Wah Fu is an offshore holding company and is not subject to tax on income or capital gains under the laws of the British Virgin Islands.

Wah Fu Holding was incorporated in Hong Kong and is subject to Hong Kong corporate income tax at a rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

Distance Learning was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2014, when it was approved by local government as a High-technology Company. The certificate of High-technology Company will expire in December 2020.

Hunan Huafu, Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu , Laoning Huafu, Guangxi Huafu, Sichuan Huafu and Guangzhou Huafu were registered in the PRC and are subject to corporate income tax at a reduced rate of 10% starting from the inception dates when they were approved by local government as small-scaled minimal profit enterprises. Huaxia MOOC was subject to coporate income tax at a reduced rate of 10% from the inception date till the end of 2019. The income tax rate increased to 25% since 2020. Digital Information was registered in the PRC and is subject to corporate income tax at the rate of 25%.

Per share effect of the tax savings were $0.06 for the year ended March 31, 2018.

(i) The components of the income tax expense (benefit) are as follows:

	For the Year Ended
	March 31, 2020	March 31, 2019	March 31, 2018
Current income tax provision	$100,741	$9,627	$247,862
Deferred income tax provision (benefit)	111,757	(106,431)	(155,839)
Total	$212,498	$(96,804)	$92,023

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – TAXES (CONTINUED)

Corporate Income Taxes (“CIT”) (Continued)

(ii) The following table summarizes deferred tax assets resulting from differences between the financial reporting basis and tax basis of assets and liabilities:

	As of March 31, 2020	As of March 31, 2019
Allowance for doubtful accounts	$113,062	$129,742
Deferred revenue	219,177	83,876
Net operating loss carry-forwards	465,059	402,876
Total deferred tax asset	797,298	616,494
Valuation allowance	(525,183)	(213,028)
Deferred tax assets, net	$272,115	$403,466

According to Chinese tax regulations, net operating loss (“NOL”) can be carried forward to offset operating income for five years. A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that the realization of future deductions is uncertain. Management performs an assessment over future taxable income to analyze whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of March 31, 2020 and March 31, 2019, valuation allowance accrued for deferred tax assets was $525,183 and $213,028, respectively.

(iii) The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2020, 2019 and 2018:

	For the Years Ended
	March 31, 2020	March 31, 2019	March 31, 2018
Statutory PRC income tax rate	25%	25%	25.0%
Favorable tax rate impact (a)	(6.3)%	(11.1)%	(15.3)%
Permanent difference	(4.6)%	(1.6)%	(2.8)%
Change in valuation allowance	(29.0)%	(3.6)%	0.2%
Effective tax rate	(14.9)%	8.7%	7.1%

(a)	Distance Learning is subject to a favorable tax rate of 15%; Shanghai Xia Shu, Shanghai Xin Fu, Hunan Huafu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Liaoning Huafu and Huafu Silu are subject to a favorable tax rate of 10%.

Taxes payable

Taxes payable consisted of the following:

	As of March 31, 2020	As of March 31, 2019
Income tax payable	$274,296	$285,821
Value added tax payable	26,239	24,585
Other taxes payable	13,517	8,279
Total	$314,052	$318,685

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES

On April 1, 2019, the Company adopted ASU 2016-02, Leases (ASC Topic 842). For all leases that were entered into prior to the effective date of Topic 842, the Company elected to apply the package of practical expedients. The Company leases office space under non-cancelable operating leases, with terms typically ranging from one to four years. The Company determines whether an arrangement is or includes an embedded lease at contract inception.

Operating lease assets and lease liabilities are recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term. Lease expense is recognized on a straight-line basis over the lease term.

The components of lease expense were as follows:

March 31, 2020
Operating lease cost	$293,379

Weighted Average Remaining Lease Term (Months)
Operating leases	29

Weighted Average Discount Rate
Operating leases	4.75%

Maturities of lease liabilities were as follows:

Twelve months ending March 31,
2021	$276,564
2022	273,497
2023	99,841
Total Lease Payments	649,902
Less Imputed Interest	(33,975)
Total	$615,927

NOTE 10 – EQUITY

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

On April 29, 2019, the Company announced the closing of its initial public offering of 1,181,033 ordinary shares at a public offering price of $5.00 per share, generating total gross proceeds of approximately $5.9 million before deducting underwriting discounts, commissions and other related expenses. The shares began trading on the NASDAQ Capital Market on Tuesday, April 30, 2019 under the ticker symbol “WAFU”.

As a result, the Company had 30,000,000 authorized ordinary shares, $0.01 par value per share, of which 4,381,033 and 3,200,000 were issued and outstanding as of March 31, 2020 and 2019, respectively.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY (CONTINUED)

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2020 and 2019, the balance of statutory reserves was $231,424 and $222,180, respectively.

Non-controlling interest

On April 25, 2017, Guizhou Huafu was incorporated under the law of PRC, of which Distance Learning owns 51% of ownership interest,  and the other 49% equity interest is owned by a third party company. The third party company made RMB 200,000 (approximately $30,237) capital contribution in December 2017.

On May 10, 2018, Fuzhou Huafu was incorporated under the law of PRC, of which Distance Learning owns 65% of ownership interest, and three individuals own 35% of ownership interest. One individual shareholder made RMB 75,000 (approximately $10,976) capital contribution in August 2018.

In April 2017, one individual shareholder made RMB 75,000 (approximately $10,882) capital contribution to Huaxia MOOC. On September 28, 2018, Huaxia MOOC increased its subscription capital from RMB 5 million to RMB 6.25 million. In October 2018, one non- controlling shareholder made cash contribution of RMB 375,000 (approximately $54,192).

Warrants issued for services

According to the underwriting agreement which singed on August 2, 2018, on April 16, 2019, the company issued warrants to underwriter (Network 1 Financial Securities, Inc.) and its employees to purchased 59,052 ordinary shares at an exercise price of 125% of the IPO price, namely $6.25 dollars per share, at any time or from time to time from August 13, 2019 (the “Exercise Date”), and at or before 5:00 p.m., Eastern time, February 14, 2022 (the “Expiration Date”). As of the date of this report, the underwriter hasn’t exercised the warrants.

The fair value of these warrants granted on April 16, 2019 was $295,260. It is estimated as of the grant date using the Black-Scholes model with the following assumptions:

Common Stock Warrants April 16, 2019
Expected term (in years)	2.83
Risk-free interest rate (%)	1.64%
Expected volatility (%)	995.79%
Dividend yield (%)	0.0%

Warrant activity is summarized as follows:

	Shares	Weighted Average Exercise Price
Warrants outstanding at March 31, 2019	-	-
Granted	59,052	$6.25
Exercised	-	-
Cancelled	-	-
Warrants outstanding at March 31, 2020	59,052	$6.25

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

The following tables present summary information by segment for the years ended March 31, 2020, 2019 and 2018, respectively:

	For the Year Ended
	March 31, 2020	March 31, 2019	March 31, 2018
Revenue from Online Education Service
Revenue from B2B2C Service	$4,685,132	$3,540,536	$4,467,605
Revenue from B2C Service	685,568	645,060	554,480
Revenue from Technological Development and Operation Service	266,670	1,172,427	945,811
Total	$5,637,370	$5,358,023	$5,967,896

All the Company’s revenue was generated from its business operation in China.

	For the Year Ended March 31, 2020
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$5,370,700	$266,670	$5,637,370
Cost of revenue and related tax	3,020,735	366,230	3,386,965
Gross profit	$2,349,965	$(99,560)	$2,250,405
Depreciation and amortization	$156,111	$8,831	$164,942
Total capital expenditures	$73,564	$1,477	$75,041
	For the Year Ended March 31, 2019
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$4,185,596	$1,172,427	$5,358,023
Cost of revenue and related tax	2,418,522	435,857	2,854,379
Gross profit	$1,767,074	$736,570	$2,503,644
Depreciation and amortization	$123,293	$7,731	$131,024
Total capital expenditures	$336,267	$14,017	$350,284

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SEGMENT REPORTING (CONTINUED)

	For the Year Ended March 31, 2018
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$5,022,085	$945,811	$5,967,896
Cost of revenue and related tax	1,811,117	418,379	2,229,496
Gross profit	$3,210,968	$527,432	$3,738,400
Depreciation and amortization	$101,679	$20,255	$121,934
Total capital expenditures	$546,131	$7,399	$553,530

	As of March 31, 2020	As of March 31, 2019
Total assets:
Online Education Service	$12,353,413	$7,796,930
Technological Development and Operation Service	211,866	685,724
Total Assets	$12,565,279	$8,482,654

NOTE 12 – SUBSEQUENT EVENTS

As of the reporting date, the COVID-19 still exist in some provinces in China. Because our main business is online education and we were able to keep providing services during the pandemic, the adverse effect of the COVID-19 is not material. Due to the fact that colleges and universities throughout the country did not start school during the pandemic, the Company is experiencing certain delays of payments from customers, and minor withdrawals from the Company’s services. Although the number of existing continuing education users who switch from real life to online learning is increasing, the new demand for continuing education promotion in a certain period of time in the future is still uncertain. In addition, the postpone of examinations and uncertain school schedule for the following academic year may continue to materially adversely affect the Company’s business operations and condition and operating results for 2020, including but not limited to material negative impact on its total revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Because of the significant uncertainties surrounding the COVID-19 outbreak, the Company cannot accurately estimate the extent of the business disruption and the related financial impact at this time.