Form 20-F
period 2021-03-31
Wah Fu Education Group Ltd
filed 2021-08-02
CIK 1716770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

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

Yang Yu

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 31, 2021 was: 4,440,085 ordinary shares, par value $0.01 per share.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2021, the cash buying rate announced by the People’s Bank of China was RMB6.55 to $1.00.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive income (loss) data for the fiscal years ended March 31, 2021, 2020 and 2019 and the consolidated balance sheets data as of March 31, 2021, 2020 and 2019 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Income (Loss) Data:

	For the Year Ended March 31,
	2021	2020	2019
Revenues	$8,515,561	$5,637,370	$5,358,023
Gross profit	$4,518,463	$2,250,405	$2,503,644
Operating expenses	$3,427,461	$3,821,589	$3,742,235
Income from operations (loss)	$1,091,002	$(1,571,184)	$(1,238,591)
Provision (benefit) for Income taxes	$180,334	$212,498	$(96,804)
Net income (loss)	$1,020,761	$(1,641,087)	$(1,018,527)

Selected Consolidated Balance Sheets Data:

	As of March 31,
	2021	2020	2019
Current assets	$15,033,198	$10,250,785	$6,837,869
Total assets	$16,973,321	$12,565,279	$8,482,654
Current liabilities	$6,059,025	$2,904,555	$1,784,951
Total liabilities	$6,164,897	$3,266,150	$1,784,951
Total shareholders’ equity (net assets)	$10,808,424	$9,299,129	$6,697,703

Selected Consolidated Statements of Cash Flows Data:

	For the Year Ended March 31,
	2021	2020	2019
Net cash provided by (used in) operating activities	$2,328,140	$937,518	$(513,310)
Net cash provided by (used in) investing activities	$2,355,423	$(2,619,099)	$7,370
Net cash provided by financing activities	$11,312	$4,851,193	$11,724
Effect of exchange rate changes on cash	$525,249	$(263,439)	$(301,021)
Net increase (decrease) in cash	$5,220,124	$2,906,173	$(795,237)
Cash, beginning of the year	$6,833,891	$3,927,718	$4,722,955
Cash, end of the year	$12,054,015	$6,833,891	$3,927,718

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

We incurred selling and marketing expenses of $1,270,582 and $1,314,403 for the years ended March 31, 2021 and 2020, respectively. As we continue to increase our marketing efforts for our B2C service by establishing office in more provinces, we expect our selling and marketing expenses to increase for the next three years.

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

Our net accounts receivable balance was $1.9 million and $0.5 million as of March 31, 2021 and 2020, respectively. As of March 31, 2021 and 2020, the accounts receivable derived from our B2B2C service accounted for 100% and 100%, respectively, of the total accounts receivable balance and the accounts receivable derived from technological development and operation services accounted for 0% and 0%, respectively, of the total accounts receivable balance. The aging of such accounts receivable ranged from 3 months to over one year. As of March 31, 2021 and 2020, accounts receivable aging more than 3 months and less than 12 months was $449,343 and $294,343, respectively, and accounts receivable aging more than 12 months was $216,039 and $108respectively.

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

We had a net income $1,020,761 and net loss of $1,641,087 for the year ended March 31, 2021 and 2020, respectively. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The private education market in China is still at the development stage, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions, global pandemics, and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as comparisons of our semi-annual and annual operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

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

One material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. As our operations continue to expand in the past two years, we have hired additional accounting and finance staff to increase segregation of duties and also invested in technology infrastructure to support our financial reporting function. Despite all these remedial measures, we might efficiently address the weaknesses we have identified.

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

Affected by the COVID-19 pandemic in 2020, the daily offline education and teaching activities of colleges and universities across the country were suspended due to government protocols. Due to the fact that colleges and universities throughout the country did not start school during the pandemic, the Company will likely experience delay in payments by its customers. Although the number of existing continuing education users and new customers has been increased during the year 2021, the new demand for continuing education promotion in a certain period of time in the future is still uncertain.

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

The MOC published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The Draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the MOC solicited comments on this draft in early 2015, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation.

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

The self-taught education industry in China and our business are subject to regulations and policies in various respects. Relevant rules and regulations could be amended or updated from time to time to accommodate the development of education in China. We may need to change our business practices in order to comply with the new rules and regulations or adapt to policy changes, but we may not be able to do so timely and efficiently. Any such failure may subject us to administrative fines or penalties or other negative consequences which could materially and adversely affect our brand name, reputation, business, financial condition and results of operations. On July 24, 2021, the new policy Opinions on Further Reducing the Burden of Homework and Off-campus Training for Students in Compulsory Education (“Opinions”) issued by General Office of the Chinese Communist Party and General Office of the State Council, we followed the laws and industrial policy in China while providing services and has never been involved in providing discipline tutoring or training services for students in compulsory education as mentioned in the Opinions.

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

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law on Promoting Private Education, or Private Education Law, and the Implementation Rules of the Law on Promoting Private Education and the latest amendment of Private Education Law was on December 29, 2018 which came into effect on the same date. Under these PRC laws and regulations, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, while prior to the effectiveness of the Amendment, all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. On December 30, 2016, the MOE, SAIC and the Ministry of Human Resources and Social Welfare of the PRC jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC.

On April 20, 2018, the MOE issued for public comments the Draft Revision of the Implementation Rules of the Law on Promoting Private Education (the Draft for Comments), or the MOE Draft for Comments. As the consultation period for the MOE Draft for Comments ended in May 2018, on August 10, 2018, the Ministry of Justice of the PRC, or the MOJ, published the committee draft of the Implementation Rules of the Law on Promoting Private Education (Revised Draft), or the MOJ Draft for Approval, for public review and comments. On May 14, 2021, the State Council officially promulgated the revised Implementation Rules of the Law on Promoting Private Education, with an effective date of September 1, 2021(hereinafter referred to as “the 2021 Implementation Rules”), which made certain significant changes that may affect private schools. The 2021 Implementation Rules further promotes the development of private education by providing that a private school shall enjoy rights or preferential policies stipulated by laws equivalent to those applicable to a public school, which shall primarily include: (i) a private school may enjoy the preferential tax policies stipulated by the State and a non-profit private school may enjoy the same tax policies as a public school; and (ii) the local people’s governments shall grant preferential treatments in terms of land use by means of allocation in accordance with the principle of treating non-profit private schools equally as public schools, and for schools that provide education for academic credentials, may provide lands by means of bid invitation, auction or listing, assigning contracts, long-term lease or combination of sale as well as rental and may permit payment in instalments.

The 2021 Implementation Rules stipulates further provisions of the operation and management of private schools. Among other things, (i) Private schools to carry out educational activities online using internet technology shall obtain the corresponding private school operation permits. Private schools that carry out educational activities online using internet technology shall establish and implement internet security management systems and technical measures for security protection as required by law, and shall, upon discovery of the release or transmission of any information prohibited by laws or administrative regulations from release or transmission, immediately have the transmission stopped and remove or otherwise dispose of the information to prevent its dissemination, retain related records, and report the case to relevant authorities; (ii) at the end of each financial year, a for-profit private school shall set aside a portion of not less than 10% of its audited annual net income, and a non-profit private school from its audited annual net increase in assets, as the development fund, which shall be used for the development of the school; (iii) private schools that provide compulsory education are not allowed to enter into transactions with their interested parties, and other private schools shall conduct transactions with their interested parties in a manner that is open, justified and fair, shall be reasonably priced, shall establish standardized decision-making for such transactions and shall not harm the interests of the State, schools and teachers and students. Private schools shall set up an information disclosure mechanism for dealing with their interested parties. The relevant governmental authorities, such as the education department, the human resources and social security departments and the financial departments, shall strengthen the supervision of the agreements entered into between non-profit private schools and their interested parties, and shall review the connected transactions annually; and (iv)any social organizations or individuals shall not control compulsory education private schools or non-profit private schools that implement preschool education through mergers or “structured contracts”.

As the 2021 Implementation Rules has just been promulgated, the relevant specific rules regarding online private schools’ application for private school permits have not yet been issued, and it is not yet possible to determine whether companies engaging online non-academic education like us fall under the 2021 Implementation Rules. We have not yet received any notice from the competent authority requesting the application for private school permits. We will apply for relevant permits and strengthen network security management if so required, which may result in additional compliance costs. However, we cannot ensure you that private school permits can be obtained in a timely manner. We may also be restricted from further expanding our business, including the limitation on the potential targets we are able to consider for acquisition. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

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

The internet industry in China is highly regulated by the PRC government. See “Regulations—Regulations Relating to Value-Added Telecommunications Services.” We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business currently carried out, and we may be required to obtained additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. We currently, through our PRC variable interest entity, Beijing Digital Information, hold an ICP license for our website, which is valid from January 11, 2016 to December 23, 2025 and is subject to annual review. Beijing Digital Information, however, may be required to obtain additional licenses or expand the authorized business scope covered under the licenses it currently holds. For example, the contents we use on our websites or mobile apps, including the course materials and video-audio contents we licensed from third parties, may be deemed “Internet cultural products”, and our use of those contents may be regarded as “Internet cultural activities”, thus we may be required to obtain an Internet Culture Business Operating License for provision of those contents through our online platforms as currently there is no further official or publicly-available interpretation of those definitions. Also, we may be required to obtain a Publication Business Operating License for distribution of course books or other course materials, including electronical version, to our enrolled students. In addition, our providing content through our online platform may be regarded as “online publishing” and may thus subject us to the requirement of obtaining an Online Publishing License. If Beijing Digital Information fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Currently all of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the disclosure, financial reporting and other risks associated with investing in companies based in or have substantial operations in emerging markets including China as well as the limited remedies available to investors who might take legal action against such companies. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

On May 20, 2020 and December 2, 2020, the U.S. Senate and the U.S. House of Representatives, respectively, passed S. 945, the Holding Foreign Companies Accountable Act. On December 18, 2020, then-President Donald J. Trump signed into law the Holding Foreign Companies Accountable Act, requiring a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States which provide that the PCAOB conduct regular inspections to assess our auditor’s compliance with the applicable professional standards. Our current auditor is located in the United States and subject to the inspection of the PCAOB, therefore this risk factor does not currently apply to us.

However, if we ever engage the services of an auditor that is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor will not be inspected by the PCAOB. We cannot presently determine whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements or whether, as a condition to continued listing on Nasdaq, we would be required to change auditors to a firm that is subject to inspection by the PCAOB. The possibility that we may be required to change auditors may have a material adverse effect upon the market for and market price of our ordinary shares. If we fail to change auditors to meet the Nasdaq requirement and we are required by the Holding Foreign Companies Accountable Act to delist from the Nasdaq Global Market because our present auditor is located in China and the PCAOB is unable to conduct inspections on such auditor, and our shares are unable to be listed on another securities exchange by the time of such potential delisting, then such a delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our shares on Nasdaq, which could materially impair the market for and market price of our ordinary shares.

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

Our ordinary shares are listed on NASDAQ. We cannot assure you that our securities will continue to be listed on NASDAQ in the future. In order to continue listing our securities on NASDAQ, we must maintain certain financial, distribution and share price levels. Generally, we must (i) maintain a minimum amount in shareholders’ equity (generally above $2,500,000), maintain a minimum market value of listed securities (generally above $35,000,000) or have a minimum net income from operations for the prior year of for two of the preceding years (generally above $500,000); and (ii) a minimum number of publicly held shares (generally greater than 500,000) and a minimum number of public shareholders (generally greater than 300 shareholders). Our ordinary shares also cannot have a bid price of less than $1.00. Moreover, we must comply with certain listing standards regarding the independence of our board of directors and members of our audit committee. In addition, NASDAQ recently issued a series of rules which provide the exchange with broad discretionary authority over continued listing of securities. Among other aspects, NASDAQ may deny continued listing of a company when an officer or a director of the company has a history of regulatory misconduct, the company fails to make any meaningful progress on its business plan two years after listing and has not generated any revenue or when the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach or experience to adequately perform the company’s audit. We are currently in full compliance with these requirements, but we may not continue to be able to meet these requirements in the future.

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

Sales of substantial amounts of our Ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares that were sold in the IPO are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

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

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We began our operations in December 1999 through Beijing Distance Learning, a company formed under the laws of PRC. Beijing Distance Learning was formed to engage in the business of online training for self-taught higher education examination in Beijing. In July 2012, we formed Wah Fu Education Group Limited under the laws of the British Virgin Islands as an offshore holding company under the former name “Wah Fu Trade Limited”, which was changed to our current name in 2016. In May 2016, we established our wholly-owned Hong Kong subsidiary, Wah Fu Education Holding Limited, which has been deregistered in April 2021. We conduct our business through our subsidiaries and affiliated entities in China, which are described below. Through contractual arrangements described below, we control 100% of Beijing Digital Information. These contractual arrangements allow us to effectively control and derive 100% of the economic interest from Beijing Digital Information.1 In addition, we directly own equity interest of a number of PRC entities. Below is a list of our operating subsidiaries and variable interest entity:

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

We do not own equity interests in Beijing Digital Information. However, as a result of these contractual arrangements, we are the primary beneficiary of Beijing Digital Information and treat it as our consolidated VIE under U.S. GAAP. We depend upon dividends and other distributions paid to us by our PRC subsidiaries, primarily Beijng Distance Learning. Beijing Distance Learning partially relies on service fees paid by our variable interest entity Beijing Digital Information. For the year ended March 31, 2021 and 2020, 1.7 % and 5.5% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Distance Learning for fiscal years ending March 31, 2021 and 2020 since our VIE agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that these levels will continue in the future.

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

Online Education Cloud Service (“B2B2C”)

We provide online education platforms to institutions, such as universities and training institutions, and online course development service companies. Our teachers are well regarded and recommended by our clients, which include universities and academic institutions. Through our product development team, we interview and enlist teachers who we use to record teaching sessions. In return, we provide fixed compensation to teachers. We have developed three separate types of B2B2C platforms: a self-study examination platform, a continuing education platform, a non-diploma training platform (which allows students to enroll in courses for college credit), Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless examination platform. These platforms are available both online and via mobile app that we design for each of our clients. Currently, we are primarily focused on providing clients with B2B2C services relating to self-study examinations, which are a set of standard national examinations necessary to obtain college degrees in China. We have offered such services since September 2009. We also entered into the adult education field and commenced offering continuing education platforms in late 2016. Currently, over 2,700 courses (including the self-developed courses and authorized courses by third party educational institutions) are available on such platforms and approximately 260 universities and education institutions are using and testing our platforms. We commenced offering our non-diploma training platforms in March 2017. We currently provide services in ten provinces in China and believe that we are the leading service provider in this market. We also have offered the services via the Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform since 2020.

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

Online Training Service (“B2C”)

We provide online training and examination preparation services directly to students for a fee. We have provided this service since 2000, however, due to limited marketing efforts, the revenue generated from this service has been limited. We have been increasing our marketing efforts for our B2C service since early 2017 and our revenue from this service has stabilized during the year ended March 31, 2021. With the increased demand for continuing education, we plan to expand our B2C service. In connection with our B2C service, we provide an online cloud education platform targeting end users, which is available both online and via the mobile app we design for each program. We can also license this platform to other offline education and training institutions for them to offer online services, and to manage their online courses and online users. Students that use this service are primarily college students and students preparing for the self-study examination. During the year ended March 31, 2021, we provided approximately 2,368,000 courses to students. The flow chart below illustrates our B2C services:

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

Our Strengths

We believe that the following competitive strengths contribute to, and will continue to reinforce, our success and leading market position in the online self-taught education industry in the PRC and differentiate us from our competitors:

●	Education Cloud Platform Advantage. We are dedicated to the development of our education platforms and actual operations and is one of the companies with the longest history in the industry. Our platforms are constantly improved and upgraded and have been well recognized by its users for being comprehensive and easy to use.

●	Leading Service Provider in Online Preparation of Self-Taught Examination. According to CRI, we are the leading provider and standards setter of online education service of self-study examination courses in the PRC and the first company in China that provides such services. The Company has over 986 online courses and provides services to over 70 universities and colleges across nine provinces in China.

●	Leading Service Provider in Online Adult Education. We launched our adult continue education platform in late 2016. There are approximately 107 schools that currently have service agreements with us and approximately 101 that are testing our services. The platform has become well-known in the industry.

●	Strong Brand Recognition with Nationwide Experience in Online Education. After many years in operation, our brand is well recognized. “Huaxiadadi 华夏大地” is an online education course brand in PRC. We kept improving our course designs over the years. With an experienced and cooperative team, we are able to provide quality services and exceed customer expectations. In 2015, we were awarded “2015 Chinese Brand Influence Educational Institution” by Sina Education. In 2016, we were recognized as “2016 Famous Online Education Brand” by Tencent Echo China. In 2017, we were awarded “2017 China Internet Education Brand Enterprise” by the Online Study magazine of China Long-Distance Education Magazine and China Online Education Leaders Association. In 2020, we were awarded “2020 China Internet Education High Grade Platform” and” China Internet Education Prominent Contribution on Suspension of Classes and No Suspension of School”.

●	Technology Advantage. We have dedicated considerable resources to our technology and product development efforts. More than 29% of our employees are in our technology and product development departments and are very experienced with research and development. 30% of these employees hold master or doctor degrees. In addition, we have 41 registered copyrights and have accumulated two decade’s experience.

Our Strategies

Our goal is to strengthen our position as a leading provider of online self-taught courses in PRC by pursuing the following business strategies:

●	In response to the increased demand from over 3,000 universities in China, we plan to expand our client base for our B2B2C service.

●	We continue to improve on the breadth and quality of our online courses, which are key components for our B2B2C and B2C services.

●	In addition to cloud services, we intend to provide offline training and testing services to supplement the online services provided to universities and colleges based on their demand.

●	While implementing our national expansion strategy, we intend to acquire or set up local training companies to localize our B2B2C service. We intend to continue to increase our research and development department.

●	We intend to expand internationally by setting up branches or acquiring training institutions in North America and also leveraging international education resources to operations in China.

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

Online adult continuing higher education courses

Adult higher education examination is an alternative way to obtain higher education for adults and an important part of China’s higher education system. We entered into the adult education field and launched our continuing education platforms in late 2016. Currently, there are over 107 universities and education institutions that we have contracts with and over 101 other universities and education institutions that are in trial period of using our platforms. We generated $3.04 million in revenue from such programs in the fiscal year ended March 31, 2021. Given the unmet market demands for this type of services as well as the PRC government’s promotion of the “Internet Plus” model, China’s institutions of higher education, including our existing and potential clients, will likely increase their use of adult continuing higher education cloud platform to standardize teaching process and monitor learning process. As such, we expect our revenue from services for online adult continuing education will increase in the long term.

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

Fees

Fees for B2B2C business: we provide the platform to universities or schools for free but charge students a fee of RMB 10 to 120 per class, depending upon the course.

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

Customers

Our customers for our online education services include universities, academic institutions, government agencies, private clients such as publishers as well as students preparing for various types of standard examination. For the B2B2C service, our customers are universities and academic institutions in ten provinces in the PRC such as Hunan, Hubei, Jiangsu, Fujian，Anhui，Guangdong and Liaoning. Our top customers for the B2B2C service include College of continuing education of Wuhan University, Changsha University of Science &Technology, Hunan Agricultural University, Shandong Yingcai University and Fujian Education Institution. Our customers for the B2C service are students located nationwide. For our technology services business, customers include government agencies and private companies such as publishers.

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

We engaged a well known cloud service provider to have a cloud host to provide online services, and cloud storage and cloud-on-demand services. Our IT department regularly monitors the performance of our websites, mobile apps and technology infrastructure to enable us to respond quickly to potential problems. We have not experienced any major problems in our network infrastructure.

Research and Development

Our technology team also dedicates part of its time to our research and development efforts. Our technology team has experience in the development, design, operation and maintenance of platform products, servers and mobile apps. In the past three years, we have over 30 employees in the technology and development department on average. Most of our team members have 5 years or more of experience, 30% of our team members have master’s or doctorate degree and certain team members have work experience at Fortune 500 companies. Our research and development efforts are closely tied to the market. We adjust our product development and services based on market conditions and government policies. We launched three new platforms to obtain more customers and expand our business in new area of on-line education. The focuses of our research and development efforts include improving our online training data collection, programs focused on intelligent study, education resource integration and technology service. In the past three years, we keep a stable input in research and development to obtain a technology advantage in the on-line education industry. We anticipate that we will continue to increase the expenditure of research and development in the future.

Intellectual Property

We currently have 41 software registrations for our online course delivery and examination preparation programs and related mobile applications. We have also registered 22 trademarks with the China Trademark Office and an additional 1 trademark application is currently pending. We, however, cannot assure that all of our trademark applications will be successful.

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

As of March 31, 2021, we had 141 employees, including 137 full time employees and 4 part time employees. As of March 31, 2021, 50 of these employees were based in our headquarters in Beijing and 88 were based in other cities in the PRC. The table below breaks down the full-time personnel of the Company by function:

Function	Number of Employees	% of Total
Management	7	5%
Technology and Development	40	28%
Teaching Assistance	27	19%
Sales and Marketing	31	22%
Product Development and Customer Service	17	12%
General and Administrative	19	14%
Total	141	100%

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

Facilities

We lease executive office space in Beijing of an aggregate of 467 square meters. These facilities currently accommodate our management headquarters, as well as part of our sales and marketing, product development and general and administrative activities.

As of the date of this report, we have also leased an aggregate of approximately 1,640 square meters office space in Beijing, Jiangsu, Hunan and Fuzhou. A summary of our leased properties as of the date of this report is shown below:

Location	Space (in square meters)	Address	Use
Beijing	467	L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China & Room 1303A, 1303B, Building 40, No. 1 Shengbei Road, Economic Development Zone, Daxing District, Beijing, China	Office
Nanjing, Jiangsu	570	4th floor, No. 601Zhushan Roan, Jianning District, Nanjin, Jiangsu.	Office
Changsha, Hunan	548	Room 617-625, Building B1, No. 568 Queyuan Road, Tianxin District, Changsha, Hunan, China	Office
Fuzhou, Fujian	55	Room 1420, Building 1, Henli Bona Plaza, Gulou District, Fuzhou, Fujian,China	Office

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

In fiscal year 2021, we increased our efforts in expanding our business and services of online education. With the development of new platform，such as Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform. We provided more courses, attracted more customers and cooperated with more education institutions. On the other hand, we focused our business on online education services, and did not make great efforts on our technological development services; most of our current technological development services are one-off, and the subsequent maintenance service did not generate significant revenue.

Impact of COVID-19 on Our Business

In January 2020, the WHO declared a global public health emergency as the novel coronavirus outbreak, later known as the COVID-19 pandemic, which has continued to spread beyond China. In compliance with the government health emergency rules in place, we temporarily closed our offices in China on January 24, 2020 and all the staff were back to the office on March 2, 2020. Because our main business is online education, our staff was able to work from home from January 24 to March 2, 2020. Our online platforms kept running during that period. However, due to the change of examination schedule and school closures in China, our revenue declined temporily and our financial results were adversely impacted in the short term.

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

For the years ended March 31, 2021 and 2020, revenue derived from online education services was $8,258,449 and $5,370,700, respectively, which represented an increase of $2,887,748 or 53.8%. The increase of courses provided was mainly due to the growing demand for remote learning during the pandemic, and our promotion of our new platform (Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform).

For technological development and operation service, there was no material new contract signed during the fiscal year 2021. We still have several ongoing development and maintenance contracts. Based on our current business strategy, we will focus on the business growth in online education services. Our technological and development and operation service revenue have decreased. Because technological development and operation service revenue only accounted for 3.0% of our total revenue in fiscal year 2021, we believe the decrease will not materially affect our revenue going forward. Due to the unpredictability of the revenue generated from technological development services, we expect to shift our focus to online education in the near future.

Save as disclosed above, there was no significant impact of the COVID-19 on the financial position of the Company in the fiscal year 2021. Our goal is to strengthen our position as a leading provider of online self-taught courses in the PRC. Due to the impact of the COVID-19, the daily offline education and teaching activities of colleges and universities across the country were suspended due to government’s regulation. Online education became more important and attractive for users. With over 20 years operating experience in the online education industry and our own platform and technology, we will continue to reinforce our success and leading market position in the online self-taught education industry in the PRC and differentiate ourselves from our competitors.

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

Need to differentiate oneself from peers - Each step of academic advancement requires an individual to differentiate oneself. Despite China’s rapid economic growth, university students in China are experiencing difficulties in finding an ideal job that meets their salary and personal growth expectations upon graduation. According to the 2020 Chinese College Graduates’ Employment Annual Report by MyCOS Research, only about 68% of college graduates were satisfied with their jobs. We believe that, in this highly competitive job market, many students may choose to enhance their core skill sets by taking additional training courses or obtaining a second degree to differentiate themselves from their peers in order to get a better job. This may increase demand for our services and products.

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

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	2021	% of Revenue	2020	% of Revenue	2019	% of Revenue
Revenue	$8,515,561	100%	$5,637,370	100%	$5,358,023	100%
Cost of revenue and business and sales related tax	3,997,098	47%	3,386,965	60%	2,854,379	53%
Gross profit	4,518,463	53%	2,250,405	40%	2,503,644	47%
Selling expenses	1,270,582	15%	1,314,403	23%	1,441,165	27%
General and administrative expenses	2,156,879	25%	2,507,186	44%	2,301,070	43%
Income (loss) from operations	1,091,002	13%	(1,571,184)	-28%	(1,238,591)	-23%
Interest income	127,136	1%	135,359	2%	126,663	2%
Other income (expenses)	(17,043)	0%	7,236	0%	(3,403)	0%
Income (loss) before income tax provision	1,201,095	14%	(1,428,589)	-25%	(1,115,331)	-21%
Provision (benefit) for income taxes	180,334	2%	212,498	4%	(96,804)	-2%
Net income (loss)	$1,020,761	12%	$(1,641,087)	-29%	$(1,018,527)	-19%
Other comprehensive income (loss): foreign currency translation gain (loss)	487,158	6%	(351,286)	-6%	(522,250)	-10%
Less: Comprehensive income (loss) attributable to non-controlling interest	31,309	0%	23,187	0%	(71,411)	-1%
Comprehensive income (loss) attributable to Wah Fu Education Group Ltd.	$1,476,610	17%	$(2,015,560)	-36%	$(1,469,366)	-27%

Results of Operations for the years ended March 31, 2021 and 2020

Revenues

We derive revenues from online education services and technological development and operation services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended March 31,				Variance
	2021	%	2020	%	Amount	%
Online education services	$8,258,449	96.98%	$5,370,700	95.27%	$2,887,749	51.23%
Technological development and operation service	257,112	3.02%	266,670	4.73%	(9,557)	(3.58)%
Total Amount	$8,515,561	100.00%	$5,637,370	100.00%	$2,878,192	51.06%

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

For the years ended March 31, 2021 and 2020, revenue derived from online education services was $8,258,449 and $5,370,700, respectively, which represented an increase of $2,887,749 or 53.77%. The increase was primarily due to an increase in the revenue from B2B2C and the number of B2B2C courses. In October 2020, the Chinese government issued the policy on the overall plan for deepening the reform of educational evaluation in the new era. In the fiscal year 2021, we have developed 165 new cooperative colleges and training institutions compared with 2020. Our existing cooperative colleges and training institutions also has comprehensively improved the platform teaching services.

For the years ended March 31, 2021 and 2020 revenue from technological development and operation services was $257,112 and $266,670, respectively, representing a decrease of $9,557 or 3.58%.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended March 31, 2021 and 2020 respectively:

	For the year ended March 31,				Variance
	2021	%	2020	%	Amount	%
Online education services	$3,648,864	91.29%	$2,982,268	88.05%	$666,596	22.35%
Technological development and operation service	300,803	7.52%	364,320	10.76%	(63,517)	(17.43)%
Business and sales related tax	47,431	1.19%	40,377	1.19%	7,054	17.47%
Total Amount	$3,997,098	100.00%	$3,386,965	100.00%	$610,133	18.01%

Cost of revenue accounted for 47% and 60% of our net revenues in the fiscal years ended March 31, 2021 and 2020, respectively. Cost of revenue mainly comprised of salaries and related expenses for our teaching support, course and content development, website maintenance and information technology engineers and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server relocation and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

For the years ended March 31, 2021 and 2020, cost of revenue from online education services was $3,648,864 and $2,982,268, respectively, representing an increase of $666,596 or 22.35%.

For the years ended March 31, 2021 and 2020, cost of revenue from technological development and operation service was $300,803 and $364,320, respectively. As we switched our business focus to online education service, we might further adjust our employee structure and transfer technical employees to develop and maintain our self-used platforms to reduce cost of revenue from technical development and operation service.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended March 31, 20120 and 2019, respectively:

	For the year ended March 31,				Variance
	2021	%	2020	%	Amount	%
Online education services	$4,565,766	101.05%	$2,349,965	104.42%	$2,215,801	94.29%
Technological development and operation service	(47,303)	(1.05)%	(99,560)	(4.42)%	52,257	(52.49)%
Total Amount	$4,518,463	100.00%	$2,250,405	100.00%	$2,268,058	100.78%

Gross profit from online education services increased by $2,215,801 or 94.29% for the year ended March 31, 2021 as compared to the same period of 2020. The increase in gross profit of online education services was primarily due to the increase in revenue.

Gross profit from technological development and operation services increased by $52,257 or 52.49% for the year ended March 31, 2021 as compared to the same period of 2020.

Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2021 and 2020, respectively:

	For the year ended March 31,				Variance
	2021	%	2020	%	Amount	%
Selling expenses	$1,270,582	37.07%	$1,314,403	34.39%	$(43,821)	(3.33)%
General and administrative expenses	2,156,879	62.93%	2,507,186	65.61%	(350,307)	(13.97)%
Total Amount	$3,427,461	100.00%	$3,821,589	100.00%	$(394,128)	(10.31)%

Selling expenses primarily consist of salaries and related expenses of our sales team, sales commissions, and advertising and promotion expenses. Our selling expenses decreased by 3.33% to $1.27 million in fiscal year 2021 from $1.31 million in fiscal year 2020. The decrease was mainly due to the fact that in fiscal year 2021, we terminated our cooperation with certain marketing agencies that, we had been using to promote our services. We are exploring other marketing approaches as we are adjusting to the post COVID-19 online learning market and business environment.

General and Administrative Expenses

For the year ended March 31, 2021, our general and administrative expenses were $2,156,879, representing a decrease of $350,307 or 13.97%, as compared to the same period of 2020. The decrease was mainly due to the impairment loss. For the years ended March 31, 2021 and 2020, impairment loss was nil and $261,574 respectively. Due to the continual losses of investment unconsolidated companies, Digital accrued for $118,024 impairment loss for the investment in Beijing Tianyuebowen and $143,550 impairment loss for the investment in Zhongtai in fiscal year 2020.

Interest Income, net

Interest income is primarily generated from our cash deposits in the banks and interest from loans to third parties and related parties. For the year ended March 31, 2021, interest income was $127,136 as compared to interest income of $135,359 in the same period of 2020. The decrease in interest income was primarily due to the decrease in the principal amount of loans to a related party.

Provision (Benefit) for Income Taxes

The Company’s income tax provision were $180,334 and $212,498 in fiscal year 2021and 2020, respectively, as a result of an decreased current income tax of $0.50 million and increased deferred income tax benefit of $0.38 million for the year ended March 31, 2021 compared to fiscal year 2020. The increase in current income tax is mainly due to the increased taxable income of Distance Learning, Hunan Huafu and Huaxa Muke. The increase in deferred income tax benefit is primarily due to the increased deferred revenue of Distance Learning and Hunan Huafu.

Net loss

Our net income was $ 1,020,761 and loss $1,641,087 for the years ended March 31, 2021 and 2020, respectively. These are mainly due to the increase of gross profit by $ 2,268,058, and the decrease of general and administrative expenses by $ 350,307 in 2021, as discussed above.

Comprehensive income (loss)

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss). The comprehensive income attributable to Wah Fu was $1,476,610 and loss $2,015,560 for the years ended March 31, 2021 and 2020, respectively. The change was mainly due to the net income of $1,020,761 for the fiscal year 2021 when it was a net loss for the fiscal year 2020. The foreign currency translation income was $487,158 for the fiscal year 2021 when it was a loss of $351,286 in fiscal year 2020.

Working Capital

The following table provides the information about our working capital at March 31, 2021 and 2020:

	As of	As of
	March 31, 2021	March 31, 2020
Current Assets	$15,033,198	$10,250,785
Current Liabilities	6,059,025	2,904,555
Working Capital	$8,974,173	$7,346,230

Working capital increased by $1,627,943 or 22.16% from March 31, 2020 to March 31, 2021. Our working capital requirements are influenced by the level of our operations, the quantity and amount of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Capital Commitments and Contingencies

Capital commitments refer to the allocation of funds for a possible liability in the near future arising out of capital expenditures. Contingency refers to a condition that arises from past transactions or events, the outcome of which will be confirmed only by the occurrence or non-occurrence of uncertain futures events.

As of March 31, 2021 and 2020, we had no material capital commitments or contingent liabilities.

Cash Flows

The following table provides detailed information about our net cash flows for the years ended March 31, 2021 and 2020.

	For the years ended March 31,
	2021	2020
Net cash provided by (used in) operating activities	$2,328,140	$937,518
Net cash provided by (used in) investing activities	2,355,423	(2,619,099)
Net cash provided by financing activities	11,312	4,851,193
Effect of exchange rate changes on cash	525,249	(263,439)
Net increase (decrease) in cash	5,220,124	2,906,173
Cash, beginning of the year	6,833,891	3,927,718
Cash, end of the year	$12,054,015	$6,833,891

Operating Activities

Net cash provided by operating activities during the year ended March 31, 2021 was $2.3 million. Net income for fiscal year 2021 was $1.0 million, including $0.2 million non-cash lease expense and $0.2 million depreciation and amortization. Account receivable increased by $1.4 million since the revenue increased a lot during this year. Deferred revenue increased by $2.4 million, because we now provide longer service period for some B2B2C service, from one month to six months. This caused us to recognize revenue over a longer period. In addition, some institutions now request students to pay the Company directly, instead of collecting from the students and then settle with the Company. This has accelerated the Company’s collection of advance payment.

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

Investing Activities

For the year ended March 31, 2021, net cash used in investing activities amounted to $2.4 million as compared to net cash provided by investing activities of $2.6 million for the same period of 2020. This change was mainly due to the repayment of loans to a related party of $2.5 million in 2021.

Financing Activities

For the year ended March 31, 2021, net cash provided by financing activities amounted to $0.01 million as compared to net cash provided by financing activities of $4.9 million for the same period of 2020. This change was mainly due to the net proceeds received from initial public offering (“IPO”) of $4.8 million in the fiscal year 2020, whereas there is no such item for the year ended March 31, 2021.

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

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. We usually grant credit to customers with good credit standing with a maximum of 90 days. As China’s online education market is intensely competitive in recent years, in order to retain existing and attract new universities, educational institutions and technological service customers to capture additional market share, we extend more credit sales with longer credit terms to certain customers which have a well-established business relationship with the Company for more than five years, such as the B2B2C customers, Jiangxi University of Finance and Economics, Jiangxi University of Science and Technology, Xinyu University, Nanchang University

As of March 31, 2021 and March 31, 2020, the accounts receivable derived from the B2B2C services were $1.92 million and $0.54 million respectively, and the accounts receivable derived from technological development and operation services were both nil respectively. There were no accounts receivable derived from the B2C services. As of March 31, 2021 and March 31, 2020, $0.2 million and Nil, respectively, of accounts receivable were due from customers accounting for 10% or more of total outstanding receivables and/or 10% or more of total revenues.

We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collections. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2021 and 2020, the allowances for doubtful accounts were $693,639 and $511,037, respectively.

As of March 31, 2021 and 2020, accounts receivable aging more than 3 months and less than 12 months were $449,343 and $294,343 respectively, accounts receivable aging more than 12 months were $216,039 and $108, respectively.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Company recorded impairment loss of nil, $261,574 and 76,425 on its equity investments during the years ended March 31, 2021, 2020 and 2019, respectively.

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

Online education service

The online education services provided by us to customers are an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription service period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately. Therefore, the contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. We typically satisfy the performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscriptions expire. The subscription period for a majority of the online education services is six months or less. Customer/student can access the courses at anytime during the subscription period. The online education services include online education cloud services (“B2B2C”), which are provided through educational institutions to individual students, and online training services (“B2C”), which are provided to students directly. B2C services can be cancelled and is refundable no later than 24 hours after enrollment. B2B2C services cannot be cancelled and is not refundable after enrollment. All estimates are based on our historical experience, complete satisfaction of the performance obligation, and our best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We do not believe that there was any uncertain tax position at March 31, 2021 and 2020.

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

5B. Liquidity and Capital Resources

Our cash primarily consists of cash on hand and cash in banks in China, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2021 and March 31, 2020, we had approximately $12.1 million and $6.8 million of cash in bank, respectively, and had no outstanding bank loans or third party loans due.

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

5D. Trend Information

We have noted the existence of the following trends, all of which are likely to affect our business to the extent they continue in the future:

China’s economy is growing rapidly

We have benefited significantly from overall economic growth and the expansion of the education market in China. Economic growth and increasing domestic consumption in China have contributed to a significant increase in spending on education. According to data from National Bureau of Statistics of China, gross domestic product (“GDP”) of China reached RMB 101,598 billion in year 2020, increased by 2.3% over year 2019; disposable income per capita of urban residents increased from RMB 31,195 in 2015 to RMB 43,834 in 2020, representing an increase of 40.52% during this period. (Source: National Bureau of Statistics of China http://www.stats.gov.cn/) We believe that the increase trend of the disposable income per capita creates favorable economic environment for online self-taught higher education. People who would like to obtain more education are likely to invest more in education as their disposable income increases.

Market size of China’s Online Self-taught Higher Education is increasing

As reflected in the table below, the scale of China’s online education industry was enlarged in recent years, mainly driven by the internet technology upgrading. The self-taught higher education sector was transformed from offline classroom schooling to online platforms because of the broader audience reached and the economic benefit provided by online platforms. Therefore, the market size of China’s online self-taught higher education grew rapidly year by year, exceeded RMB 41.02 billion in year 2020 and expect to RMB 46.19 billion in year 2021.

	2017	2018	2019	2020	2021 E
Market Size (RMB, billion)	28.83	35.52	39.07	41.02	46.19

(Source: China Research and Intelligence www.cri-report.com)

Market size of Online Self-taught Higher Education B2B2C Service in China is also increasing

B2B2C service is our major service line. For the year ended March 31, 2021, approximately 89.3% of our revenue was generated from B2B2C service. Market size of online self-taught higher education B2B2C service in China increased from RMB 814.95 million to RMB 1,451.26 million from year 2017 to year 2020, and is expect to RMB 1.7 billion for year 2020.

	2017	2018	2019	2020	2021 E
Market Size (RMB, million)	814.95	1,222.43	1,369.12	1,451.26	1,668.95

(Source: China Research and Intelligence www.cri-report.com)

Steps to Improve Our Performance

Recruiting professional personnel is expected to help increase our sales.

We believe that our existing products and services with technological development of our online platform and quality improvement of our online courses will enable us to capture increased market demands for online education. With these opportunities we are able to provide, we plan to expand our team by recruiting professionals in various fields. In recent years, supply and demand of professionals tend to be stable, as long as we can provide development opportunities, we are able to hire more outstanding personnel, such as technology development professionals, online course producers, teaching professionals and senior management expertise. As of March 31, 2021, we had 137 full time employees and 4 part time employees and there were 142 full time employees and 3 part time employees as of March 31, 2020. As our team keeps growing, we will be able to improve the quality of our courses, negotiate and work with more schools, achieve more revenue and better financial results.

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

(2) Online adult continuing higher education courses

Adult higher education examination is an alternative way to obtain higher education for adults and an important part of China’s higher education system. The market size of online continuing higher education increased from RMB 21.89 billion in 2017 to RMB 31.40 billion in 2020, and it is expected to RMB35.67 billion for year 2021.

	2017	2018	2019	2020	2021 E
Market Size (RMB, billion)	21.89	26.93	29.62	31.40	35.67

We entered into the adult education field and launched our continuing education platforms in late 2016. Currently, there are over 208 universities and education institutions using and testing our platforms. Given the unmet market demands for this type of services as well as the Chinese government’s promotion of the “Internet+” model, China’s institutions of higher education, including our existing and potential clients, will likely increase their use of adult continuing higher education cloud platform to standardize teaching process and monitor learning process. As such, we expect that our revenue from services for online adult continuing education will increase in the long term.

5.E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended March 31, 2021, 2020 and 2019, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

5.F. Tabular Disclosure of Contractual Obligations

The following table represents our contractual commitments as of March 31, 2021:

	Payments Due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Operating lease obligations	$374,754	$267,187	$107,567	$-	$-

There have been no material changes to our contractual obligations since March 31, 2020.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Executive Officers	Age	Position/Title
Yang Yu	49	Chairman of the Board and Executive Director

Xinghui Yang	50	Chief Executive Officer and Director

Shuting Ai	38	Chief Financial Officer

Cuntao Hou	42	Vice President

Defang Li	76	Director

Yik C Chan	63	Director

Wenxiang Xing	58	Director

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

Shuting Ai has been serving as our Chief Financial Officer since June 2021. Ms. Ai has been serving as the Director at Horwath Capital China since July 2011, where she was responsible for financial consulting in connection with overseas IPOs, especially Hong Kong and the U.S. From July 2006 to June 2011, Ms. Ai served as senior project manager at Da Hua Certified Public Accountants, which is one of the largest accounting firms in China. Ms. Ai received her Bachelor’s degree in accounting from Beijing Technology and Business University in 2006.

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

Wenxiang Xing has been serving as an independent director since December 2018. Mr. Xing has been a professor of Central University of Finance and Economics since July 2008 and was a professor of China University of Geosciences from November 2005 to July 2008. Mr. Xing has previously served as a director of a number of companies. He has served as Chairman of the Board of Directors of Shenneng Environmental Protection Development Group Co., Ltd. since August 2016. From March 2000 to November 2005, he served as President of Yida Group Co., Ltd and Chairman of the Board of Directors of Yida Group Investment & Development Co., Ltd. In addition, Mr. Xing has served as an independent director of other public companies. He served as an independent director of Fujian Longma Environmental Sanitation Equipment Co., Ltd from September 2010 to September 2016. He also served as an independent director of Yi Lianzhong Information Technology Co. Ltd. from June 2012 to June 2018. Mr. Xing received a Ph.D. in Chinese philosophy from Hebei University in 2010, a Master’s degree in Economics in 1994 from Liaoning University and a Bachelor’s degree in philosophy in 1984 from the same institution.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

6.B. Compensation

For the year ended March 31, 2021, the aggregate cash compensation that we paid to our executive officers and directors was approximately $288,244. For the year ended March 31, 2020, the aggregate cash compensation that we paid to our executive officers and directors was approximately $277,467. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, We make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law and the insurance policy, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

6.E. Share Ownership

As of July 16, 2021, 4,440,085 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 4,440,085 ordinary shares outstanding as of July 16, 2021.

The following table sets forth information with respect to the beneficial ownership of our common shares as of July31, 2021 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is Room 505 Building No.40, No.1 Disheng North Street, Economic and Technological Development Zone, Beijing, China 100176.

	Ordinary shares beneficially owned
Name	Number	%
Directors and Executive Officers:
Yang Yu(1)	1,648,000	37%
Xinghui Yang(2)	1,552,000	35%
Gang Yao	-	-
Cuntao Hou	-	-
Defang Li	-	-
Yik C Chan	-	-
Wenxiang Xing	-	-
All directors and executive officers as a group (seven persons)	3,200,000	72%

Principal Shareholders:
River Business Limited(3)	1,392,000	31%
Silver Thousand International(4)	320,000	7%
HFGFR INC.(5)	1,488,000	34%

(1)	Includes 1,488,000 ordinary shares held through HFGFR INC. and 160,000 ordinary shares held through Silver Thousand International.

(2)	Includes 1,392,000 ordinary shares held through River Business Limited and 160,000 ordinary shares held through Silver Thousand International.

(3)	The registered office address of River Business Limited is Sea Meadow House, PO Box 173, Road Town, Tortola, VG1110 British Virgin Islands. As the holder of all of the equity interest in River Business Limited, Yang Xinghui has voting and dispositive power with respect to all of the ordinary shares of the Company held by River Business Limited.

(4)	The registered office address of Silver Thousand International is Sea Meadow House, PO Box 173, Road Town, Tortola, VG1110, British Virgin Islands. As of the date of this report, Silver Thousand International is 50% owned by Mr. Yang and 50% owned by HFGFR INC.

(5)	The business address of HFGFR INC. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. As the holder of all of the equity interest in HFGFR INC., Yu Yang has voting and dispositive power with respect to all of the ordinary shares of the Company held by HFGFR INC.

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

7.B. Related Party Transactions

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2021	As of March 31, 2020
Loan to related parties(a)	$78,979	$2,537,532

(a)	On March 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively.

(ii) Due to related party:

	As of March 31, 2021	As of March 31, 2020
Due to shareholders	$297,855	$282,121
Due to key management personnel	-	4,232
Due to related parties	$297,855	$286,353

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “WAFU.” The shares began trading on April 30, 2019 on the NASDAQ Capital Market. The closing price for the ordinary shares was $ on July 30, 2021.

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on website at http://www.edu-edu.cn. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. RMB has gradually appreciated against U.S. dollars over the past few years. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB 6.9662in the year ended March 31, 2020 to US$1.00 for RMB 6.7834 in the year ended March 31, 2021. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2020, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the year ended March 31, 2021 would increase by approximately $0.2 million, $0.1 million and $0.1 million, respectively.

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

Credit Risk

As of March 31, 2021 and 2020, $4,074,439 and $1,889,093 of our cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (about $64,505). As of March 31, 2021 and 2020, $7,979,576and $4,940,406 of our cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2021. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2021considered the below factors, including:

●	the number of adjustments proposed by our independent auditors during our quarterly review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on a quarterly and annual basis.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of March 31, 2021 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

(c)	Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e)	Remediation Initiatives

For 2021, we implemented our remediation plan to address the underlying causes of the material weakness described above by hiring accounting staff who understands U.S. GAAP methods and SEC reporting measures and also educating existing staff on these subjects. For fiscal year 2022, we plan to continue improving our internal control by implementing the following remediation plans, including:

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at http://www.edu-edu.cn within four business days following the amendment or waiver. During fiscal year 2021, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.edu-edu.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2021	Year Ended March 31, 2020
Audit fees*	$185,000	$225,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous Independent Registered Public Accounting Firm

On June 7, 2021, the board of directors (the “Board”) of the Company and the audit committee of the Board both approved the dismissal of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm.

Friedman previously issued reports on the Company’s consolidated financial statements for the fiscal years ended March 31, 2020 and 2019. Such audit reports did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended March 31, 2020 and 2019 and through June 7, 2021, Friedman did not inform the Company that there were (i) any disagreements between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference thereto in their reports on the consolidated financial statements for such years, and (ii) any reportable events as that term is defined in Item 16F a)(1)(v) of Form 20-F.

New Independent Registered Public Accounting Firm

On June 7, 2021, the audit committee of the Board approved the appointment of YCM CPA Inc. (“YCM”) as the Company’s new independent registered public accounting firm for the audit of the fiscal year ended March 31, 2021 and to issue an audit report.

During the Company’s two most recent fiscal years and in the subsequent interim period through June 7, 2021, the Company has not consulted with YCM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that YCM concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-28.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association (2)

1.2	Articles of Association (1)

2.1	Description of Securities (6)

4.1	Exclusive Business Cooperation Agreement, dated August 16, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.2	Exclusive Option Agreement, dated August 16, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.3	Equity Interest Pledge Agreement, dated August 18, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.4	Form of Power of Attorney(1)

4.5	English Translation of Property Lease Agreement, dated June 1, 2016, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Jinkai Gongda Investment Management Co., Ltd. (1)

4.6	Platform and Online Course Development, dated April 24, 2017, by and between Beijing Huaxia Dadi Digital Information Co., Ltd. and Zhengqing Heya Education Technology (Beijing) Co., Ltd. (1)

4.7	English Translations of Online Course Resource Purchase Contract, dated December 19, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Higher Education Press Co., Ltd. (3)

4.8	Employment Agreement, dated November 11, 2011, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Xinghui Yang (5)

4.9	Employment Agreement, dated January 1, 2018, by and between the Company and Gao Yao (5)

4.10	Employment Agreement, dated June 1, 2020, by and between the Company and Shuting Ai*

8.1	Subsidiaries of the Registrant (6)

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Report of Independent Registered Public Accounting Firm by Friedman LLC in respect of the financial statements as of and for the year ended March 31, 2020*

15.2	Consent of YCM CPA, Inc.*

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on March 20, 2018.
(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on April 11, 2018.
(3)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 15, 2018.
(4)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 28, 2018.
(5)	Incorporated by reference to our 20-F, filed on August 15, 2019.
(6)	Incorporated by reference to our 20-F, filed on August 17, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAH FU EDUCATION GROUP LIMITED

Date: August 2, 2021	/s/ Yang Yu
	Name:	Yang Yu
	Title:	Chairman of the Board of Directors

 WAH FU EDUCATION GROUP LIMITED

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the stockholders of

Wah Fu Education Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wah Fu Education Group Ltd. and subsidiaries (collectively, the “Company”) as of March 31, 2021, and the related consolidated statements of operations and comprehensive (loss), changes in equity, and cash flows for the year ended March 31, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2021.

Irvine, California

July 29, 2021

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash	$12,054,015	$6,833,891
Accounts receivable, net	1,919,379	542,913
Other receivables, net	217,174	143,920
Loan to third parties, current	623,711	42,316
Loan to related parties	78,979	2,537,532
Other current assets	139,940	150,213
TOTAL CURRENT ASSETS	15,033,198	10,250,785

Loan to third parties, noncurrent	78,882	579,335
Property and equipment, net	759,445	775,465
Investments in unconsolidated entities	11,879	10,977
Operating lease right-of-use assets	371,603	603,553
Long-term rent deposit	79,045	73,049
Deferred tax assets, net	639,269	272,115
TOTAL ASSETS	$16,973,321	$12,565,279

CURRENT LIABILITIES:
Due to related parties	$297,855	$286,353
Deferred revenue	4,141,555	1,524,918
Operating lease liabilities, current	256,600	254,332
Taxes payable	712,327	314,052
Other payables	118,442	189,201
Accrued expenses and other liabilities	532,246	335,699
TOTAL CURRENT LIABILITIES	6,059,025	2,904,555

Operating lease liabilities, noncurrent	105,872	361,595
TOTAL LIABILITIES	6,164,897	3,266,150

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.01 par value, 30,000,000 shares authorized; 4,381,033 shares issued and outstanding as of March 31, 2021 and March 31, 2020, respectively *	43,810	43,810
Additional paid-in capital	4,799,384	4,799,384
Statutory reserve	323,820	231,424
Retained earnings	5,312,654	4,723,999
Accumulated other comprehensive loss	(278,180)	(734,028)
Total shareholders’ equity	10,201,488	9,064,589
Non-controlling interest	606,936	234,540
TOTAL EQUITY	10,808,424	9,299,129
TOTAL LIABILITIES AND EQUITY	$16,973,321	$12,565,279

*	Retrospectively restated for effect of stock split and reorganization

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended March 31,
	2021	2020	2019
REVENUE	$8,515,561	$5,637,370	$5,358,023

COST OF REVENUE AND RELATED TAX
Cost of revenue	3,949,667	3,346,588	2,816,331
Business and sales related tax	47,431	40,377	38,048

GROSS PROFIT	4,518,463	2,250,405	2,503,644

OPERATING EXPENSES
Selling expenses	1,270,582	1,314,403	1,441,165
General and administrative expenses	2,156,879	2,507,186	2,301,070
Total operating expenses	3,427,461	3,821,589	3,742,235

INCOME (LOSS) FROM OPERATIONS	1,091,002	(1,571,184)	(1,238,591)

OTHER INCOME (EXPENSE)
Interest income	127,136	135,359	126,663
Other income (expenses)	(17,043)	7,236	(3,403)
Total other income, net	110,093	142,595	123,260

INCOME (LOSS) BEFORE INCOME TAX PROVISION	1,201,095	(1,428,589)	(1,115,331)

PROVISION (BENEFIT) FOR INCOME TAXES	180,334	212,498	(96,804)

NET INCOME (LOSS)	1,020,761	(1,641,087)	(1,018,527)

Less: net income (loss) attributable to non-controlling interest	341,086	47,614	(72,344)

NET INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$679,675	$(1,688,701)	$(946,183)

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	1,020,761	(1,641,087)	(1,018,527)
Other comprehensive income (loss): foreign currency translation	487,158	(351,286)	(522,250)
Total comprehensive income (loss)	1,507,919	(1,992,373)	(1,540,777)
Less: Comprehensive income (loss) attributable to non-controlling interest	31,309	23,187	(71,411)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$1,476,610	$(2,015,560)	$(1,469,366)

Earnings (loss) per common share - basic and diluted	$0.16	$(0.39)	$(0.30)
Weighted average shares - basic and diluted*	4,381,033	4,290,681	3,200,000

*	Retrospectively restated for effect of stock split and reorganization

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

			Additional			Accumulated Other Comprehensive		Non-
	Ordinary Shares		Paid-in	Statutory	Retained	Income	Shareholders’	controlling	Total
	Shares*	Amount	Capital	Reserve	Earnings	(Loss)	Equity	Interest	Equity
Balance, March 31, 2018	3,200,000	$32,000	$217,395	$217,001	$7,373,306	$116,015	$7,955,717	$217,596	$8,173,313

Capital contribution	-	-	-	-	-	-	-	65,168	65,168
Net income for the year	-	-	-	-	(946,183)	-	(946,183)	(72,344)	(1,018,527)
Appropriation of statutory reserves	-	-	-	5,179	(5,179)	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	(523,184)	(523,184)	933	(522,251)
Balance, March 31, 2019	3,200,000	$32,000	$217,395	$222,180	$6,421,944	$(407,169)	$6,486,350	$211,353	$6,697,703

Common stock issued net of stock issuance costs of $1,311,365	1,181,033	11,810	4,581,989	-	-	-	4,593,799	-	4,593,799
Net income (loss) for the year	-	-	-	-	(1,688,701)	-	(1,688,701)	47,614	(1,641,087)
Appropriation of statutory reserve	-	-	-	9,244	(9,244)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(326,859)	(326,859)	(24,427)	(351,286)
Balance, March 31, 2020	4,381,033	$43,810	$4,799,384	$231,424	$4,723,999	$(734,028)	$9,064,589	$234,540	$9,299,129

Common stock issued	-	-	-	-	-	-	-	-	-
Net income (loss) for the year	-	-	-	-	681,051	-	681,051	341,087	1,022,138
Appropriation of statutory reserve	-	-	-	92,396	(92,396)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	455,848	455,848	31,309	487,157
Balance, March 31, 2021	4,381,033	$43,810	$4,799,384	$323,820	$5,312,654	$(278,180)	$10,201,488	$606,936	$10,808,424

*	Retrospectively restated for effect of stock split and reorganization

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31,
	2021	2020	2019
Cash flows from operating activities:
Net Income (loss)	$1,020,761	$(1,641,087)	$(1,018,527)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	195,239	164,942	131,024
Non-cash lease expense	246,010	201,751	-
Loss from disposal of property and equipment	-	9,816	2,502
Provision for doubtful accounts	136,805	(68,359)	444,480
Provision for investments in unconsolidated entity	-	261,574	76,425
Interest income	(68,151)	(89,736)	(24,586)
Deferred tax expense (benefit)	(333,045)	111,757	(106,431)
Changes in operating assets and liabilities:
Accounts receivable	(1,422,278)	1,231,955	(227,286)
Other receivable	20,902	(70,214)	(46,538)
Other current assets	16,670	(11,010)	22,168
Deferred offering costs	-	-	(262,587)
Long-term rent deposit	(80,245)	(78,139)	-
Deferred revenue	2,406,401	954,315	300,771
Taxes payable	359,779	12,600	(130,387)
Other payable	(82,135)	102,091	203,917
Operating lease liabilities	(251,795)	(183,756)	-
Accrued expenses and other liabilities	163,222	29,018	121,745
Net cash provided by (used in) operating activities	2,328,140	937,518	(513,310)

Cash flows from investing activities:
Purchase of property and equipment	(74,236)	(75,041)	(350,284)
Proceeds from disposal of property and equipment	-	83	64
Proceeds from loans to third parties	-	-	446,987
Payments made for loans to third parties	(28,894)	(42,316)	(89,397)
Payments made for loans to a related party	2,458,553	(2,501,825)	-
Net cash provided by (used in) investing activities	2,355,423	(2,619,099)	7,370

Cash flows from financing activities:
Changes in due to related parties	11,312	29,721	(53,444)
Net proceeds from initial public offering (“IPO”)	-	4,821,472	-
Capital contribution by shareholders of non-controlling interest	-	-	65,168
Net cash provided by financing activities	11,312	4,851,193	11,724

Effect of exchange rate fluctuation on cash	525,249	(263,439)	(301,021)

Net increase (decrease) in cash	5,220,124	2,906,173	(795,237)
Cash at beginning of the year	6,833,891	3,927,718	4,722,955
Cash at end of the year	$12,054,015	$6,833,891	$3,927,718

Supplemental cash flow information
Cash paid for income taxes	$174,056	$91,524	$141,589

Non-cash investing activities
Right of use assets obtained in exchange for operating lease obligations	$805,546	$816,057	$-

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

The following tables set forth the assets, liabilities, results of operations and changes in cash of the VIE, Digital Information, which were included in the Company’s consolidated balance sheets, statements of operations and comprehensive loss and cash flows:

	As of March 31, 2021	As of March 31, 2020
Current assets	$267,727	$149,289
Non-current assets	63,177	62,577
Total assets	330,904	211,866
Current liabilities	247,462	142,711
Intercompany payables*	3,394,741	3,020,067
Total liabilities	3,642,203	3,162,778
Net assets	$(3,311,299)	$(2,950,912)

*	Intercompany payables are eliminated upon consolidation.

	For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019
Revenue*	$514,888	$309,380	$1,585,677
Net loss	$(114,129)	$(1,247,053)	$(36,887)

*	Intercompany sales are eliminated upon consolidation.

	For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019
Net cash provided by operating activities*	$92,187	$100,016	$51,611
Net cash used in investing activities	(1,252)	(1,477)	(14,017)
Effect of exchange rate fluctuation on cash	15,091	(4,103)	(1,039)
Net increase in cash	$106,026	$94,436	$36,555

*	Intercompany operating activities are eliminated upon consolidation.

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

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2021 and 2020, the Company had no cash equivalents. The Company maintains cash and cash equivalents with various financial institutions mainly in the mainland China and Hong Kong Special Administrative Region of PRC (the “Hong Kong”). Balances in banks in the mainland China are uninsured. Balances in banks in Hong Kong are insured by Hong Kong Deposit Board and subject to a certain limitation.

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

As of March 31, 2021 and March 31, 2020, the accounts receivable derived from the B2B2C services were $1.92 million and $0.54 million respectively. There were no accounts receivable derived from the B2C services and technological development services. As of March 31, 2021 and March 31, 2020, $0.2 million and nil, respectively, of accounts receivable were due from customers accounting for 10% or more of total outstanding receivables and/or 10% or more of total revenues.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collections. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2021 and 2020, the allowances for doubtful accounts were $693,639 and $511,037, respectively.

As of March 31, 2021 and 2020, accounts receivable aging more than 3 months and less than 12 months were $449,343 and $294,343 respectively, accounts receivable aging more than 12 months were $216,039 and $108, respectively.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Company recorded impairment loss of nil, $261,574 and $76,425 on its equity method investments during the years ended March 31, 2021, 2020 and 2019, respectively.

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

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition:

	For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019
Services transferred at a point in time
Revenue from Online Education Services	$584,138	$219,912	$126,665
Revenue from Technological Development and Operation Services	77,486	91,757	943,686
Services transferred over time
Revenue from Online Education Services	7,674,311	5,150,788	4,058,931
Revenue from Technological Development and Operation Services	179,625	174,913	228,741
Total	$8,515,561	$5,637,370	$5,358,023

The Company’s accounts receivable consist primarily of receivables related to providing online education services to enrolled students, and contract receivable associated with providing technological development and operation services to education institutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. Payment terms and conditions vary by contract types. For most of B2B2C contracts and technical development and operation service contracts, payment is due from customers within 30 days of the invoice date, and the contracts do not have significant financing components. The Company’s revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the Company’s right to consideration in exchange for services that the Company has transferred to a customer is only conditioned on the passage of time. Therefore, the Company does not have any contract assets. The Company also does not have significant capitalized commissions or other costs as of March 31, 2021 and 2020.

The Company’s contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company’s unsatisfied performance obligations as of March 31, 2021 and 2020. This is primarily composed of revenue for online course tuition received in advance from B2C services and B2B2C services. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. Normally, the deferred revenue is recognized as revenue within 6 months.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

The opening and closing balances of the Company’s deferred revenue are as follows:

	As of	As of
	March 31, 2021	March 31, 2020
Beginning balance	$1,524,918	$620,332
Ending balance	4,141,555	1,524,918
Increase	$2,616,673	$904,586

The amounts of revenue recognized in the years ended March 31, 2021 and 2020 that were included in the opening deferred revenue were $1,598,737 and $620,332, respectively. Such revenue consists primarily of revenues from online education services.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2021 and 2020.

Value added tax (“VAT”)

Sales revenue derived from the invoiced online education service, and technological development and operation service is subject to VAT since 2014. Prior to that, the Company was subject to a fixed rate of business tax of 3%. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively. Distance Learning and Digital Information are both considered VAT general taxpayers since June 2015. Hunan Huafu became to a VAT general taxpayer since August 2018. Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Liaoning Huafu, Guangxi Huafu, Sichuan Huafu and Guangzhou Huafu are VAT small-scale taxpayers since the date of incorporation.

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

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations and credit risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2021 and 2020, $4,074,439 and $1,889,0933 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (about $ 64,312). As of March 31, 2021 and 2020, $7,979,576 and $4,930,406 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Customer and supplier concentration risk

The Company’s revenues are derived from enrolled students or institutions that are located primarily in China. For the year ended March 31, 2021 and 2020, no customers accounted for over 10% of the Company’s total revenue. For the year ended March 31, 2019, two customers accounted for approximately 16% and 13% of the Company’s total revenue, respectively.

As of March 31, 2021, one customer accounted for 10% of the total outstanding accounts receivable balance, respectively.

As of March 31, 2020, two customers accounted for 15% and 11% of the total outstanding accounts receivable balance, respectively.

For the years ended March 31, 2021, 2020 and 2019, no suppliers accounted for more than 10% of total purchases.

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

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of March 31, 2021	As of March 31, 2020
Accounts receivable	$2,613,018	$1,053,950
Less: allowance for doubtful accounts	(693,639)	(511,037)
Total accounts receivable, net	$1,919,379	$542,913

Provisions for doubtful accounts was $182,602 and $353,657 for the years ended March 31, 2021 and 2019 when it is a recovery for doubtful accounts of $68,359 for the year ended March 31, 2020.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LOANS TO THIRD PAIRTIES, NET

Loans to third parties consisted of the following:

	As of March 31, 2021	As of March 31, 2020
Loans to third parties, current:
Beijing Chuangyouyi Education Technology Co.,Ltd (a)	$93,038	$85,980
Beijing Dejinbao Mining Engineering Co., Ltd (b)	580,974	-
Guizhou Shunxincheng Human Resources Co., Ltd	3,053	42,316
Beijing Zhongke Education Co., Ltd	39,684	-
Loans to third parties, noncurrent:
Beijing Dejinbao Mining Engineering Co., Ltd (b)	78,882	579,335
Less: allowance for doubtful accounts
Beijing Chuangyouyi Education Technology Co.,Ltd (a)	.(93,038)	(85,980)
Total loan to third parties, net	$702,593	$621,651

(a)	On December 25, 2017, Distance Learning loaned RMB600,000 (USD93,038 as of March 31, 2021) to Beijing Chuangyouyi Education Technology Co.,Ltd (“Chuangyouyi”). The loan bears an interest rate of 6% and is not guaranteed. The maturity was December 24, 2018. Chuangyouyi did not repay upon maturity, the Company has fully accrued allowance for the balance.
(b)	On September 5, 2017, Distance Learning loaned RMB3,000,000 (USD457,889 as of March 31, 2021) to Beijing Dejinbao Mining Engineering Co., Ltd (“Dejinbao”). The loan bears an interest rate of 6% and is not guaranteed. The original maturity was September 5, 2019, and was later extended to September 4, 2021. On September 27, 2018, Distance Learning loaned an additional RMB600,000 (USD91,578 as of March 31, 2021) to Dejinbao. The loan bears an interest rate of 6% and is not guaranteed. The maturity of the loan is September 26, 2022.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31, 2021	As of March 31, 2020
Buildings	$508,325	$469,765
Electronic equipment	172,536	151,413
Office equipment and furniture	239,945	203,814
Motor vehicles	163,728	151,308
Software	382,571	353,550
Leasehold improvements	131,109	78,848
Subtotal	1,598,214	1,408,698
Less: accumulated depreciation and amortization	(838,769)	(633,233)
Property and equipment, net	$759,445	$775,465

Depreciation and amortization expense was $195,239, $164,942, $131,024 and for the years ended March 31, 2021, 2020 and 2019, respectively.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS IN UNCONSOLIDATED ENTITIES

The Company’s investments in unconsolidated entities consisted of the following:

	As of	As of
	March 31,	March 31,
	2021	2020
Equity investments without readily determinable fair value:
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	$137,367	$126,946
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	152,630	141,052
Equity method investment:
Nanjing Wei You Xue Information Technology Co., Ltd.		71,828
Impairment of investments in unconsolidated entities
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	(125,488)	(115,969)
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	(152,630)	(141,052)
Nanjing Wei You Xue Information Technology Co., Ltd.		(71,828)
Total	$11,879	$10,977

(a)	On June 2, 2016, the Company invested RMB 0.9 million (approximately $0.14 million as of March 31, 2021) in exchange for 10% equity interest of Tianyuebowen through its related party, Beijing Haohua Haofu Investment Co., Ltd. (“Haohua Haofu”). Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred 10% ownership of Tianyuebowen to the Company subsequently. RMB 0.9 million was paid in full by the Company in June 2016. Due to the continual losses of Tianyuebowen, the company believes that the probability of recovering the investment in Tianyuebowen is low. Therefore the company accrued $125,488 impairment loss for the investment in Beijing Tianyuebowen.
(b)	On August 15, 2016, the Company invested RMB 1.0 million (approximately $0.15 million as of March 31, 2021) in exchange for 15% equity interest of Zhongtai International Education Technology (Beijing) Co., Ltd. (“Zhongtai”) through Haohua Haofu. Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred the 15% ownership of Zhongtai to the Company subsequently. RMB 1.0 million was paid in full by the Company in August 2016. Due to the continual losses of Zhongta, the company believes that the probability of recovering the investment in Zhongta is low. Therefore the balance of $152,630 investment in Zhongtai is fully impaired in fiscal year 2021.
(c)	On July 3, 2014, Digital Information entered into an equity investment agreement to acquire 49% of the equity interest of Nanjing Wei You Xue Information Technology Co., Ltd. (“Wei You Xue”), with an aggregate consideration of RMB1,862,000 (approximately $0.30 million as of March 31, 2020). The Company uses the equity method to account for the investment, because the Company has the ability to exercise significant influence but does not have control over the investee. Wei You Xue qualified as a related party thereafter. Due to the continual losses of Wei You Xue, the company believes that the probability of recovering the investment in Wei You Xue is low. Therefore the remaining balance of $71,828 investment in Wei You Xue is fully impaired in fiscal year 2019.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –RELATED PARTIES BLALANCE

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2021	As of March 31, 2020
Loan to related parties(a)	$78,979	$2,537,532

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019 the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively.

(ii) Due to related party:

	As of March 31, 2021	As of March 31, 2020
Due to shareholders	$297,855	$282,121
Due to key management personnel	-	4,232
Due to related parties	$297,855	$286,353

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

Distance Learning was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2014, when it was approved by local government as a High-technology Company. The certificate of High-technology Company will expire in December 2023.

Hunan Huafu, Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Laoning Huafu, Guangxi Huafu, Sichuan Huafu and Guangzhou Huafu were registered in the PRC and are subject to corporate income tax at a reduced rate of 10% starting from the inception dates when they were approved by local government as small-scaled minimal profit enterprises. Huaxia MOOC was subject to coporate income tax at a reduced rate of 10% from the inception date till the end of 2019. The income tax rate increased to 25% since 2020. Digital Information was registered in the PRC and is subject to corporate income tax at the rate of 25%.

(i) The components of the income tax expense (benefit) are as follows:

	For the Year Ended
	March 31, 2021	March 31, 2020	March 31, 2019
Current income tax provision	$513,379	$100,741	$9,627
Deferred income tax provision (benefit)	(333,045)	111,757	(106,431)
Total	$180,334	$212,498	$(96,804)

(ii) The following table summarizes deferred tax assets resulting from differences between the financial reporting basis and tax basis of assets and liabilities:

	As of March 31, 2021	As of March 31, 2020
Allowance for doubtful accounts	$139,048	$113,062
Deferred revenue	546,043	219,177
Net operating loss carry-forwards	2,462	465,059
Total deferred tax asset	687,553	797,298
Valuation allowance	(48,284)	(525,183)
Deferred tax assets, net	$639,269	$272,115

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – TAXES (CONTINUED)

Corporate Income Taxes (“CIT”) (Continued)

According to Chinese tax regulations, net operating loss (“NOL”) can be carried forward to offset operating income for five years. A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that the realization of future deductions is uncertain. Management performs an assessment over future taxable income to analyze whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of March 31, 2021 and March 31, 2020, valuation allowance accrued for deferred tax assets was $48,284 and $525,183, respectively.

(iii) The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2021, 2020 and 2019:

	For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact (a)	(7.9)%	(6.3)%	(11.1)%
Permanent difference	0.8%	(4.6)%	(1.6)%
Change in valuation allowance	(2.9)%	(29.0)%	(3.6)%
Effective tax rate	15.0%	(14.9)%	8.7%

(a)	Distance Learning is subject to a favorable tax rate of 15%; Shanghai Xia Shu, Shanghai Xin Fu, Hunan Huafu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Liaoning Huafu and Huafu Silu are subject to a favorable tax rate of 10%.

Taxes payable

Taxes payable consisted of the following:

	As of March 31, 2021	As of March 31, 2020
Income tax payable	$630,953	$274,296
Value added tax payable	63,339	26,239
Other taxes payable	18,035	13,517
Total	$712,327	$314,052

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

The components of lease expense were as follows:

March 31, 2021
Operating lease cost	$246,010

Weighted Average Remaining Lease Term (Months)
Operating leases	18

Weighted Average Discount Rate
Operating leases	4.75%

Maturities of lease liabilities were as follows:

Twelve months ending March 31,
2022	$267,187
2023	107,567
Total Lease Payments	374,754
Less Imputed Interest	(13,685)
Total	$343,698

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

As a result, the Company had 30,000,000 authorized ordinary shares, $0.01 par value per share, of which 4,381,033 were issued and outstanding as of both March 31, 2021 and 2020, respectively.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2021 and 2020, the balance of statutory reserves was $323,820 and $231,424, respectively.

Non-controlling interest

On April 25, 2017, Guizhou Huafu was incorporated under the law of PRC, of which Distance Learning owns 51% of ownership interest, and the other 49% equity interest is owned by a third party company. The third party company made RMB 200,000 (approximately $30,526) capital contribution in December 2017.

On May 10, 2018, Fuzhou Huafu was incorporated under the law of PRC, of which Distance Learning owns 65% of ownership interest, and three individuals own 35% of ownership interest. One individual shareholder made RMB 75,000 (approximately $11,447) capital contribution in August 2018.

In April 2017, one individual shareholder made RMB 75,000 (approximately $10,882) capital contribution to Huaxia MOOC. On September 28, 2018, Huaxia MOOC increased its subscription capital from RMB 5 million to RMB 6.25 million. In October 2018, one non- controlling shareholder made cash contribution of RMB 375,000 (approximately $57,236).

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

The fair value of these warrants granted on April 16, 2019 was $295,260. It is estimated as of the grant date using the Black-Scholes model with the following assumptions:

Common Stock Warrants April 16, 2019
Expected term (in years)	2.83
Risk-free interest rate (%)	1.64%
Expected volatility (%)	995.79%
Dividend yield (%)	0.0%

Warrant activity is summarized as follows:

	Shares	Weighted Average Exercise Price
Warrants outstanding at March 31, 2020	59,052	$6.25
Granted	-	-
Exercised	-	-
Cancelled	-	-
Warrants outstanding at March 31, 2021	59,052	$6.25

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

The following tables present summary information by segment for the years ended March 31, 2021, 2020 and 2019, respectively:

	For the Year Ended
	March 31, 2021	March 31, 2020	March 31, 2019
Revenue from Online Education Service
Revenue from B2B2C Service	$7,601,430	$4,685,132	$3,540,536
Revenue from B2C Service	657,019	685,568	645,060
Revenue from Technological Development and Operation Service	257,112	266,670	1,172,427
Total	$8,515,561	$5,637,370	$5,358,023

All the Company’s revenue was generated from its business operation in China.

	For the Year Ended March 31, 2021
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$8,258,449	$257,112	$8,515,561
Cost of revenue and related tax	3,692,683	304,415	3,997,098
Gross profit	$4,565,766	$(47,303)	$4,518,463
Depreciation and amortization	$189,407	$5,832	$195,239
Total capital expenditures	$72,984	$1,252	$74,236

	For the Year Ended March 31, 2020
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$5,370,700	$266,670	$5,637,370
Cost of revenue and related tax	3,020,735	366,230	3,386,965
Gross profit	$2,349,965	$(99,560)	$2,250,405
Depreciation and amortization	$156,111	$8,831	$164,942
Total capital expenditures	$73,564	$1,477	$75,041

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SEGMENT REPORTING (CONTINUED)

	For the Year Ended March 31, 2019
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$4,185,596	$1,172,427	$5,358,023
Cost of revenue and related tax	2,418,522	435,857	2,854,379
Gross profit	$1,767,074	$736,570	$2,503,644
Depreciation and amortization	$123,293	$7,731	$131,024
Total capital expenditures	$336,267	$14,017	$350,284

	As of March 31, 2021	As of March 31, 2020
Total assets:
Online Education Service	$16,642,417	$12,353,413
Technological Development and Operation Service	330,904	211,866
Total Assets	$16,973,321	$12,565,279

NOTE 12 – SUBSEQUENT EVENTS

On April 1, 2021 the underwriter elect to exercise the purchase warrants which the company offering to the underwriter for initial public offering service (see Note 10-Warrants issued for service)s. The total exercise shares are 59,052 at a price of $6.5 per share. The deal has been completed on April 30, 2021.

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