Form 20-F
period 2022-03-31
Wah Fu Education Group Ltd
filed 2022-08-01
CIK 1716770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 1, 2022 was: 4,440,085 ordinary shares, par value $0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2022, the cash buying rate announced by the People’s Bank of China was RMB 6.35 to $1.00.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Wah Fu Education Group Ltd. is a British Virgin Islands holding company and currently conducts substantially all of our business operations in the PRC through our subsidiaries incorporated in the PRC, and our PRC consolidated variable interest entity (“VIE”). Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we rely on a series of contractual arrangements among VIE and its shareholders to operate our online and mobile platforms in China. These contractual arrangements entered into with the VIE allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. These contractual arrangements include exclusive business cooperation agreement, exclusive option agreement, equity interest pledge agreement, power of attorney, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIE and consolidate its operating results in our financial statements under U.S. GAAP. As used in this annual report, “we,” “us,” “our company,” “our,” or “Wah Fu” refers to Wah Fu Education Group Ltd., and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIE, “variable interest entities” or “VIE” refers to Beijing HuaXiaDadi Digital Information Technology Co., Ltd. (“Beijing Digital Information”)

Beijing Digital Information holds our Internet Content Provider (“ICP) license necessary to operate our online platform in China, our domain names, including www.edu-edu.com, our registered trademarks in China and our registered software copyrights that are essential to the Company’s online operation in the PRC. For the year ended March 31, 2022 and 2021, 0.6% and 1.7% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Huaxia Dadi Distance Learning Services Co., Ltd (“Beijing Distance Learning”) for fiscal years ending March 31, 2022 and 2021 since our VIE agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that we will receive dividends in the near future.

If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. See “Risk Factors – Risks Related to Our Corporate Structure - Any failure by Beijing Digital Information or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” If we are unable to maintain effective control, we would not be able to continue to consolidate Beijing Digital Information’s financial results. See “Risk Factors – Risks Related to Our Corporate Structure - If the PRC government finds that the contractual arrangements that establish the structure for holding our ICP license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors – Risks Related to Our Corporate Structure - We rely on contractual arrangements with Beijing Digital Information and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive income (loss) data for the fiscal years ended March 31, 2022, 2021 and 2020 and the consolidated balance sheets data as of March 31, 2022, 2021 and 2020 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Income (Loss) Data:

	For the Year Ended March 31,
	2022	2021	2020
Revenues	$11,474,348	$8,515,561	$5,637,370
Gross profit	$5,460,617	$4,518,463	$2,250,405
Operating expenses	$4,419,873	$3,427,461	$3,821,589
Income from operations (loss)	$1,040,744	$1,091,002	$(1,571,184)
Provision (benefit) for Income taxes	$238,885	$180,334	$212,498
Net income (loss)	$902,531	$1,020,761	$(1,641,087)

Selected Consolidated Balance Sheets Data:

	As of March 31,
	2022	2021	2020
Current assets	$16,202,300	$15,033,198	$10,250,785
Total assets	$18,003,906	$16,973,321	$12,565,279
Current liabilities	$5,987,703	$6,059,025	$2,904,555
Total liabilities	$5,993,766	$6,164,897	$3,266,150
Total shareholders’ equity (net assets)	$12,010,140	$10,808,424	$9,299,129

Selected Consolidated Statements of Cash Flows Data:

	For the Year Ended March 31,
	2022	2021	2020
Net cash provided by (used in) operating activities	$1,075,175	$2,328,140	$937,518
Net cash provided by (used in) investing activities	$(1,678,140)	$2,355,423	$(2,619,099)
Net cash provided by financing activities	$(17,657)	$11,312	$4,851,193
Effect of exchange rate changes on cash	$330,052	$525,249	$(263,439)
Net increase (decrease) in cash	$(290,570)	$5,220,124	$2,906,173
Cash, beginning of the year	$12,054,015	$6,833,891	$3,927,718
Cash, end of the year	$11,763,445	$12,054,015	$6,833,891

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

We incurred selling and marketing expenses of $1,547,665 and $1,270,582 for the years ended March 31, 2022 and 2021, respectively. As we continue to increase our marketing efforts for our B2C service by establishing office in more provinces, we expect our selling and marketing expenses to increase for the next three years.

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

Our net accounts receivable balance was $1.7 million and $1.9 million as of March 31, 2022 and 2021, respectively. As of March 31, 2022 and 2021, the accounts receivable derived from our online education cloud service accounted for 100% and 100%, respectively, of the total accounts receivable balance. The aging of such accounts receivable ranged from 3 months to over one year. As of March 31, 2022 and 2021, accounts receivable aging more than 3 months and less than 12 months was $3,244 and $449,343, respectively, and accounts receivable aging more than 12 months was $822 and $216,039 respectively.

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

We had a net income $902,531and net income $1,020,761 for the year ended March 31, 2022 and 2021, respectively. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The private education market in China is still at the development stage, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions, global pandemics, and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as comparisons of our semi-annual and annual operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

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

Affected by the COVID-19 pandemic in 2020, the daily offline education and teaching activities of colleges and universities across the country were suspended due to government health containment measures. In the second half of 2021, the COVID-19 coronavirus remerged in China due to the Omicron and Delta variants. Most recently, Shanghai began a strict zero-positive-case lockdown in late March 2022 due to another outbreak of COVID-19, resulting in a lockdown of the city, closures of ports and airports, and disruption of commercial activities. However, our business activities were not significantly affected or interrupted in 2021 and early 2022. Although the number of existing continuing education users and new customers has increased in the year ended 2022, the new demand for continuing education platform in a certain period of time in the future remains uncertain.

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

Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and security. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of data privacy and cybersecurity. The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We began our operations in December 1999 through Beijing Distance Learning, a company formed under the laws of PRC. Beijing Distance Learning was formed to engage in the business of online training for self-taught higher education examination in Beijing. In July 2012, we formed Wah Fu Education Group Limited under the laws of the British Virgin Islands as an offshore holding company under the former name “Wah Fu Trade Limited”, which was changed to our current name in 2016. In May 2016, we established our wholly-owned Hong Kong subsidiary, Wah Fu Education Holding Limited, which has been deregistered in April 2021. We conduct our business through our subsidiaries and affiliated entities in China, which are described below. Through contractual arrangements described below, we control 100% of Beijing Digital Information. These contractual arrangements allow us to effectively control and derive 100% of the economic interest from Beijing Digital Information.1 In addition, we directly own equity interest of a number of PRC entities. Below is a list of our operating subsidiaries and variable interest entity:

●	Beijing Huaxia Dadi Distance Learning Services Co., Ltd.: our wholly owned subsidiary formed under the laws of PRC in 1999. The current business operations of Beijing Distance Learning include research and development of long-distance education software and development of long-distance education resources and information.

●	Beijing HuaXiaDadi Digital Information Technology Co., Ltd.: our variable interest entity formed under the laws of PRC in September 2000. The current business operations of Beijing Digital Information include platform development, upgrading, maintenance and other related services. This entity also holds an ICP license for our website, www.edu-edu.com.

●	Shanghai Xin Fu Network Technology Co., Ltd.: our wholly owned subsidiary formed under the laws of PRC in July 2015 to engage in the business of development of internet technology and computer technology, technological consulting, services and transfer. Shanghai Xin Fu currently doesn’t have any business operations.

●	Shanghai Xia Shu Network Technology Co., Ltd.: our wholly owned subsidiary formed under the laws of PRC in April 2016 to enter into agreements relating to the platform in Shanghai for tax reasons.

●	Hunan Huafu Haihui Learning Technology Co., Ltd.: our subsidiary formed under the laws of PRC in June 2015. We own 75% of the equity interests of this entity. Its primary business purpose is to provide technology services in Hunan relating to online platforms for preparation of various examinations.

●	Huaxia MOOC(Hubei) Network Technology Co., Ltd.: a company formed under the laws of PRC in March 2017 to provide exam preparation services in Hubei. We currently own 65% of the equity interest of this entity. Cuntao Hou, our Vice President of Sales, currently owns 5% of the equity interest in this entity. The rest of its equity interest is owned by third party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Nanjin Suyun Education Technology Co., Ltd.: a company formed under the laws of PRC in March 2017 to provide exam preparation services in Jiangsu. We currently own 70% of the equity interest of this entity. The rest of its equity interest is owned by third party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Guizhou Huafu Qianyun Network Technology Co., Ltd.: a company formed under the laws of PRC in April 2017 to provide exam preparation services in Guizhou. We currently own 51% of the equity interest of this entity. The rest of its equity interest is owned by third party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Fuzhou Huafu Mingjiao Technology Co., Ltd.: a company formed under the laws of PRC in May 2018 to provide exam preparation services in Fujian. We currently own 65% of the equity interest of this entity. The rest of its equity interest is owned by third party individuals that are not affiliated with us or any of our officers and directors.

●	Liaoning Huafu Zhongtai Learning Technology Co., Ltd.: a company formed under the laws of PRC in June 2018 to provide exam preparation services in Liaoning. We currently own 70% of the equity interest of this entity. The rest of its equity interest is owned by third parties that are not affiliated with us or any of our officers and directors. This entity has been deregistered in June 2022.

●	Guangxi Huafu Quanping Education Technology Cot., Ltd.: a company formed under the laws of PRC in August 2019 to provide online education services. We currently own 55% of the equity interest of this entity. The rest of its equity interest is owned by a third party company. Guangxi Huafu was dissolved on March 17, 2022.

●	Huafu Wanrun (Guangzhou) Education Technology Co., Ltd.: a company formed under the laws of PRC in October 2019 to provide online education services. We currently own 60% of the equity interest of this entity. The rest of its equity interest is owned by two individuals that are not affiliated with us or any of our officers and director.

●	Sichuan Huafu Gengyun Education Technology Co., Ltd.: a company formed under the laws of PRC in November 2019 to provide online education services. Digital Information owns 60% equity interest of Sichuan Huafu. In December 2021, Digital information was entrusted with another 10% equity interest from an individual shareholder. After the transition, Digital Information owned 70% equity interest of Sichuan Huafu. The other 30% equity interest is owned by one individual shareholder.

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

We do not own equity interests in Beijing Digital Information. However, as a result of these contractual arrangements, we are the primary beneficiary of Beijing Digital Information and treat it as our consolidated VIE under U.S. GAAP. We depend upon dividends and other distributions paid to us by our PRC subsidiaries, primarily Beijng Distance Learning. Beijing Distance Learning partially relies on service fees paid by our variable interest entity Beijing Digital Information. For the year ended March 31, 2022 and 2021, 0.6% and 1.7% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Distance Learning for fiscal years ending March 31, 2022 and 2021 since our VIE agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that these levels will continue in the future.

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

Online Education Cloud Service (“B2B2C”)

We provide online education platforms to institutions, such as universities and training institutions, and online course development service companies. Our teachers are well regarded and recommended by our clients, which include universities and academic institutions. Through our product development team, we interview and enlist teachers who we use to record teaching sessions. In return, we provide fixed compensation to teachers. We have developed three separate types of B2B2C platforms: a self-study examination platform, a continuing education platform, a non-diploma training platform (which allows students to enroll in courses for college credit), Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless examination platform. These platforms are available both online and via mobile app that we design for each of our clients. Currently, we are primarily focused on providing clients with B2B2C services relating to self-study examinations, which are a set of standard national examinations necessary to obtain college degrees in China. We have offered such services since September 2009. We also entered into the adult education field and commenced offering continuing education platforms in late 2016. Currently, over 3,400 courses (including the self-developed courses and authorized courses by third party educational institutions) are available on such platforms and approximately 340 universities and education institutions are using and testing our platforms. We commenced offering our non-diploma training platforms in March 2017. We currently provide services in ten provinces in China and believe that we are the leading service provider in this market. We also have offered the services via the Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform since 2020. During the year ended March 31, 2022, we provided approximately 3,527,000 courses to students on our platforms.

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

Online Training Service (“B2C”)

We provide online training and examination preparation services directly to students for a fee. We have provided this service since 2000. In connection with our B2C service, we provide an online cloud education platform targeting end users, which is available both online and via the mobile app we design for each program. We can also license this platform to other offline education and training institutions for them to offer online services, and to manage their online courses and online users. Students that use this service are primarily college students and students preparing for the self-study examination. The flow chart below illustrates our B2C services:

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

●

Leading Service Provider in Online Preparation of Self-Taught Examination. According to CRI, we are the leading provider and standards setter of online education service of self-study examination courses in the PRC and the first company in China that provides such services. The Company has over 1,131 online courses and provides services to over 77 universities and colleges across ten provinces in China.

●	Leading Service Provider in Online Adult Education. We launched our adult continue education platform in late 2016. There are approximately 99 schools that currently have service agreements with us and approximately 110 that are testing our services. The platform has become well-known in the industry.

●	Strong Brand Recognition with Nationwide Experience in Online Education. After many years in operation, our brand is well recognized. “Huaxiadadi 华夏大地” is an online education course brand in PRC. We kept improving our course designs over the years. With an experienced and cooperative team, we are able to provide quality services and exceed customer expectations. In 2015, we were awarded “2015 Chinese Brand Influence Educational Institution” by Sina Education. In 2016, we were recognized as “2016 Famous Online Education Brand” by Tencent Echo China. In 2017, we were awarded “2017 China Internet Education Brand Enterprise” by the Online Study magazine of China Long-Distance Education Magazine and China Online Education Leaders Association. In 2020, we were awarded “2020 China Internet Education High Grade Platform” and” China Internet Education Prominent Contribution on Suspension of Classes and No Suspension of School”.

●	Technology Advantage. We have dedicated considerable resources to our technology and product development efforts. More than 37% of our employees are in our technology and product development departments and are very experienced with research and development. 30% of these employees hold master or doctor degrees. In addition, we have 71 registered copyrights and have accumulated two decade’s experience.

Our Strategies

Our goal is to strengthen our position as a leading provider of online self-taught courses in PRC by pursuing the following business strategies:

●	We continue to improve on the breadth and quality of our online courses in order to increase the number of cooperative universities and education institutions which are the key components for our B2B2C and B2C services.

●	We continue to expand the promotion of paperless examination platforms in continuing education and industrial examinations.

●	While implementing our national expansion strategy, we intend to acquire or set up local training companies to localize our B2B2C service. We intend to continue to increase our research and development department.

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

Continuous Expansion to Online Non-Diploma Education Courses and Adult Continuing Higher Education Courses

Online non-diploma education courses

As of now, most of our online courses are provided to self-taught learners and college students pursuing higher education degrees. We are also exploring non-diploma education courses and professional development courses for qualification certificates. For example, we have completed development of online courses for the “National Teacher Certificate Examination”. Due to the COVID-19 pandemic and China's related control measures, home working and learning have accelerated the development of online non-diploma education and training. There are more competitors who have joined the field of non-diploma education and training. We will continue to develop more online courses and improve service capability to enhance our competitiveness.

Online adult continuing higher education courses

Adult higher education examination is an alternative way to obtain higher education for adults and an important part of China’s higher education system. We entered into the adult education field and launched our continuing education platforms in late 2016. Currently, there are over 99 universities and education institutions that we have contracts with and over 110 other universities and education institutions that are in trial period of using our platforms. We generated $3.61 million in revenue from such programs for the fiscal year ended March 31, 2022. Given the unmet market demands for this type of services as well as the PRC government’s promotion of the “Internet Plus” model, China’s institutions of higher education, including our existing and potential clients, will likely increase their use of adult continuing higher education cloud platform to standardize teaching process and monitor learning process. As such, we expect our revenue from services for online adult continuing education will increase in the long term.

Key Aspects of Our Operations

Sales and Marketing

We market our services through both offline and online channels. Since our inception, the bulk of our marketing is done through traditional offline channels. Our sales representative visit our targeted potential customers, such as universities and schools, and then schedule meetings and demos for these potential clients to learn about our services and for us to learn about the specific needs of each potential client. We also develop customers through referrals from existing clients and business partners. We also attend industry conferences to promote our brand and further expand our client base. We started online marketing in 2004, including search engine marketing and mobile app advertising. In recent years we also expanded the online marketing via new media channels, such as with WeChat public accounts, Weibo and other social media platforms.

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

Customers

Our customers for our online education services include universities, academic institutions, government agencies, private clients such as publishers as well as students preparing for various types of standard examination. For the B2B2C service, our customers are universities and academic institutions in fourteen provinces in the PRC such as Hunan, Hubei, Jiangsu, Fujian, Shandong, Guizhou, Anhui, Hebei, Guangdong, Guangxi, Shanxi, Sichuan, Jiangxi, and Gansu. Our top customers for the B2B2C service include the College of Continuing Education of Wuhan University, Changsha University of Science & Technology, Hunan Agricultural University, Shandong Yingcai University and Fujian Education Institution. Our customers for the B2C service are students located nationwide. For our technology services business, customers include government agencies and private companies such as publishers.

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

Research and Development

Our technology team also dedicates part of its time to our research and development efforts. Our technology team has experience in the development, design, operation and maintenance of platform products, servers and mobile apps. In the past three years, the number of employees in the technology and development department increased every year. Most of our team members have 5 years or more of experience, 30% of our team members have a master’s or a doctorate degree and certain team members have work experience at Fortune 500 companies. Our research and development efforts are closely tied to the market. We adjust our product development and services based on market conditions and government policies. The focuses of our research and development efforts include improving our online training data collection, programs focused on intelligent study, education resource integration and technology service. In the past three years, we keep a stable input in research and development to obtain a technology advantage in the on-line education industry. We anticipate that we will continue to increase the expenditure of research and development in the future.

Intellectual Property

We currently have 71 software registrations for our online course delivery and examination preparation programs and related mobile applications. We have also registered 23 trademarks with the China Trademark Office.

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

As of March 31, 2022, we had 151 employees, including 147 full time employees and 4 part time employees. As of March 31, 2022, 49 of these employees were based in our headquarters in Beijing and 102 were based in other cities in the PRC. The table below breaks down the full-time personnel of the Company by function:

Function	Number of Employees	% of Total
Management	7	5%
Technology and Development	56	37%
Teaching Assistance	21	14%
Sales and Marketing	35	23%
Product Development and Customer Service	13	9%
General and Administrative	19	13%
Total	151	100%

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

As of the date of this report, we have also leased an aggregate of approximately 1,776 square meters office space in Beijing, Jiangsu, Hunan, Fujian and Guangzhou. A summary of our leased properties as of the date of this report is shown below:

Location	Space (in square meters)	Address	Use
Beijing	467	L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China & Room 1303A, 1303B, Building 40, No. 1 Shengbei Road, Economic Development Zone, Daxing District, Beijing, China	Office
Nanjing, Jiangsu	570	4th floor, No. 601Zhushan Roan, Jianning District, Nanjin, Jiangsu.	Office
Changsha, Hunan	548	Room 617-625, Building B1, No. 568 Queyuan Road, Tianxin District, Changsha, Hunan, China	Office
Fuzhou, Fujian	101	Room 2519, Building 1, Henli Bona Plaza, Gulou District, Fuzhou, Fujian,China	Office
Guangzhou	90	Room 613 &618, No. 725, Dongfeng East Road, Yuexiu District, Guangzhou, Guangdong, China	Office

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

Recent Regulations Relating to Cybersecurity

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. As the Revised Cybersecurity Review Measures is newly promulgated, it is uncertain how the measures will be interpreted or implemented and how they will affect us. We cannot predict the impact of the Revised Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Revised Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

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

Regulations Relating to Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the National People’s Congress of the PRC, or the NPC, enacted the Education Law of the PRC, or the Education Law, which was further amended on August 27, 2009, December 29, 2018 and on April 29, 2021, stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations. Comparing to the version of Education Laws that was amended and came into effect on 2009, which provided that no organization or individual may establish or operate a school or any other educational institution for commercial purposes, the current Education Law narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law..

On April 20, 2022, Standing Committee of the National People’s Congress, or the SCNPC, adopted the amended Vocational Education Law of the PRC, or the Amended Vocational Education Law, which will become effective on May 1, 2022 and replace the previous Vocational Education Law of the PRC adopted in 1996. The Amended Vocational Education Law specifies that the vocational education is as important as regular education and that the state encourages the development of various levels and forms of vocational education, the extensive and equal participation of social forces in vocational education and the international communication and the cooperation in vocational education, and strives to improve vocational education recognition. The Amended Vocational Education Law also provides the establishment and improvement of the vocational education system, deepening cooperation between enterprises and schools, and the improvement of the vocational education guarantee system and measures.

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

Regulations Relating to Internet Information Security and Privacy Protection

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

Pursuant to the PRC Cyber Security Law issued by the Standing Committee of the National People’s Congress and effective on June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which was promulgated by the Ministry of Public Security and effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the MIIT, the Ministry of Public Security and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

According to the Civil Code of China, which became effective on January 1, 2021, a natural person has the right of privacy and the personal information of a natural person will be protected in accordance with law. Information processors may not divulge or tamper with the personal information collected or stored by them and may not illegally provide any natural person’s personal information to others without the consent of such natural person.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 to be effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education apps, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

The SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective on May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, which came into effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data are tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

On July 6, 2021, General Office of the State Council of the PRC together with another authority jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Securities Activities Opinions, which called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. The Securities Activities Opinions also call for improving laws and regulations on data security, cross-border data flow and management of confidential information.

On July 30, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which came into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CIIO, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data disclosed. Operators shall, base on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber-attack and criminal activities, to ensure the safe and stable operation of CIIO, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CIIO and promptly notify the operators and Public Security Department of The State Council of the results of the identification.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information refers to any recorded information related to identified or identifiable natural persons, though it excludes anonymized information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

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

On April 23, 2019, the Standing Committee of the National People's Congress promulgated the latest amendment of Trademark Law, which came into effect on November 1, 2019. Compared to the currently effective Trademark Law, the latest amendment of Trademark Law additionally provides that, among other things, (i) an application for registration of a malicious trademark not for use shall be rejected and (ii) those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines according to the circumstances; those who file trademark lawsuits maliciously shall be punished by the people's court according to applicable laws.

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

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7, extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being required to file a return and taxed under SAT Bulletin 7 and/or SAT Bulletin 37 and we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to establish that we should not be held liable for any obligations under SAT Bulletin 7 and/or SAT Bulletin 37.

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

Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates which was promulgated by Ministry of Finance and State Administration of Taxation on April 4, 2018 and became effective on May 1, 2018, for the purpose of improving the value-added tax system, adjustments to relevant policies on VAT rates are notified. Where a taxpayer engages in a taxable sales activity for the VAT purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs jointly issued the Notice on the Policy Concerning Deepening the Reform of Value Added Tax, or Notice 39, which became effective on April 1, 2019. The Notice 39 further changed the Value Added Tax rate of 16% and 10% into 13% and 9%.

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

In fiscal year 2022, we continued to increase our efforts in expanding our business and services of online education. With the development of our original platform and new platforms such as Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform. We provided more courses, attracted more customers and cooperated with more education institutions. On the other hand, we focused our business on online education services and did not make great efforts on our technological development services; most of our current technological development services are one-off, and the subsequent maintenance services for upkeep did not generate significant revenue.

Impact of COVID-19 on Our Business

In January 2020, the WHO declared a global public health emergency as the novel coronavirus outbreak, later known as the COVID-19 pandemic, which has continued to spread beyond China. In compliance with the government health emergency rules in place, we temporarily closed our offices in China on January 24, 2020 and all the staff returned to the office on March 2, 2020. Because our main business is online education, our staff was able to work from home from January 24, 2020 to March 2, 2020. Our online platforms were online during that period. However, due to the change of examination schedule and school closures in China, our revenue declined temporarily and our financial results were adversely impacted in the short term.

In the second half of 2021, the COVID-19 coronavirus remerged in China due to the Omicron and Delta variants, especially affecting Shanghai. However, our business activities were not significantly affected or interrupted in 2021 nor in early 2022. Regardless, we still have taken precautionary measures intended to minimize the risks of COVID-19 to our employees, students and business partners, including temporarily requiring our employees to work remotely or canceling and postponing sponsored offline events and activities, which could compromise our efficiency and productivity during such periods, require us to incur additional costs, decelerate our branding and marketing efforts. We also sped up the iterative update of our products and services and improved the capacity of the e-learning platform to meet the growing demand during the pandemic.

For the years ended March 31, 2022 and 2021, revenue derived from online education services was $11,169,172 and $8,258,449, respectively, which represented an increase of $2,910,723 or 35.25%. The increase was mainly due to the increase of the courses we provided. During fiscal year 2022 we provided approximately 3,527,000 courses to students and approximately 2,368,000 courses in the same period of 2021

For technological development and operation service, there was still no material new contract signed during the fiscal year 2022. We currently have several ongoing development and maintenance contracts and our technological and development and operation service revenue have increased from such contracts. Based on our current business strategy, we will focus on the business growth in online education services. The technological development and operation service revenue only accounted for 2.7% of our total revenue in fiscal year 2022. Due to the unpredictability of the revenue generated from technological development services, we expect to shift our focus to online education.

Except as disclosed above, there was no significant impact of the COVID-19 on the financial position of the Company in the fiscal year 2022. Our goal is to improve our position as a provider of online self-taught courses in the PRC. Due to the impact of the COVID-19, the daily offline education and teaching activities of colleges and universities across the country were suspended due to government’s order and regulation. This in effect increased the value of online education and its preposition for potential users. With over 20 years of operating experience in the online education industry and our own platform and technology, we will continue to reinforce our position in the online self-taught education industry in the PRC and to differentiate ourselves from our competitors.

Factors Affecting Our Results of Operations

We benefited significantly from the following recent trends in the China educational and career enhancement services market and we anticipate that the demand for online education will continue to grow:

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

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	2022	% of Revenue	2021	% of Revenue	2020	% of Revenue
Revenue	$11,474,348	100%	$8,515,561	100%	$5,637,370	100%
Cost of revenue and business and sales related tax	6,013,731	52%	3,997,098	47%	3,386,965	60%
Gross profit	5,460,617	48%	4,518,463	53%	2,250,405	40%
Selling expenses	1,547,665	13%	1,270,582	15%	1,314,403	23%
General and administrative expenses	2,872,208	25%	2,156,879	25%	2,507,186	44%
Income (loss) from operations	1,040,744	9%	1,091,002	13%	(1,571,184)	-28%
Interest income	122,182	1%	127,136	1%	135,359	2%
Other income (expenses)	(21,510)	0%	(17,043)	0%	7,236	0%
Income (loss) before income tax provision	1,141,416	10%	1,201,095	14%	(1,428,589)	-25%
Provision (benefit) for income taxes	238,885	2%	180,334	2%	212,498	4%
Net income (loss)	$902,531	8%	$1,020,761	12%	$(1,641,087)	-29%
Other comprehensive income (loss): foreign currency translation gain (loss)	299,314	3%	487,158	6%	(351,286)	-6%
Less: Comprehensive income (loss) attributable to non-controlling interest	22,324	0%	31,309	0%	23,187	0%
Comprehensive income (loss) attributable to Wah Fu Education Group Ltd.	$1,179,521	10%	$1,476,610	17%	$(2,015,560)	-36%

Results of Operations for the years ended March 31, 2022 and 2021

Revenues

We derive revenues from online education services and technological development and operation services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended March 31,				Variance
	2022	%	2021	%	Amount	%
Online education services	$11,169,172	97.34%	$8,258,449	96.98%	$2,910,723	35.25%
Technological development and operation service	305,176	2.66%	257,112	3.02%	48,064	18.69%
Total Amount	$11,474,348	100.00%	$8,515,561	100.00%	$2,958,787	34.75%

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

For the years ended March 31, 2022 and 2021, revenue derived from online education services was $11,169,172 and $8,258,449, respectively, which represented an increase of $2,910,723 or 35.25%. The increase was primarily due to an increase in the revenue from B2B2C and the number of B2B2C courses. During fiscal year 2022 we provided approximately 3,527,000 courses to students and approximately 2,368,000 courses for the same period 2021.

For the years ended March 31, 2022 and 2021 revenue from technological development and operation services was $305,176 and $257,112, respectively, representing an increase of $48,064 or 18.69%.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended March 31, 2022 and 2021 respectively:

	For the year ended March 31,				Variance
	2022	%	2021	%	Amount	%
Online education services	$5,773,003	96.00%	$3,648,864	91.29%	$2,124,139	58.21%
Technological development and operation service	178,546	2.97%	300,803	7.52%	(122,257)	(40.64)%
Business and sales related tax	62,181	1.03%	47,431	1.19%	14,750	31.10%
Total Amount	$6,013,730	100.00%	$3,997,098	100.00%	$2,016,632	50.45%

Cost of revenue accounted for 52% and 47% of our net revenues in the fiscal years ended March 31, 2022 and 2021, respectively. Cost of revenue mainly comprised of salaries and related expenses for our teaching support, course and content development, website maintenance and information technology engineers and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server relocation and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

For the years ended March 31, 2022 and 2021, cost of revenue from online education services was $5,773,003 and $3,648,864, respectively, representing an increase of $2,124,139 or 58.21%. The increase was mainly due to the commission fees and labor costs. Commissions fee paid to our corporate institutions based on revenue increased about $1.2 million and labor costs increased by $0.4 million due to the fact that there was an increase in the number of technological development projects during the year ended March 31, 2022 compared to the same period of 2021.

For the years ended March 31, 2022 and 2021, cost of revenue from technological development and operation service was $178,546 and $300,803, respectively. As we switched our business focus to online education service, we might further adjust our employee structure and transfer technical employees to develop and maintain our self-used platforms to reduce cost of revenue from technical development and operation service.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended March 31, 2022 and 2021, respectively:

	For the year ended March 31,				Variance
	2022	%	2021	%	Amount	%
Online education services	$5,335,853	97.72%	$4,565,766	101.05%	$770,087	16.87%
Technological development and operation service	124,764	2.28%	(47,303)	(1.05)%	172,067	(363.75)%
Total Amount	$5,460,617	100.00%	$4,518,463	100.00%	$942,154	20.85%

Gross profit from online education services increased by $770,087 or 16.87% for the year ended March 31, 2022 as compared to the same period of 2021. The increase in gross profit of online education services was primarily due to the increase in revenue.

Gross profit from technological development and operation services increased by $172,067 or 363.75% for the year ended March 31, 2022 as compared to the same period of 2021.

The gross margin of fiscal year 2022 was 48% compare to 53% for the fiscal year 2021.The decrease of gross margin was mainly due to cost of revenue. We hired additional employees for the technology and development department to try to improve our service and development capabilities during fiscal year 2022, the cost of this year increased significantly. Therefore, we believe that the improvement of our service and development capabilities will bring long-term benefits in our business.

Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2022 and 2021, respectively:

	For the year ended March 31,				Variance
	2022	%	2021	%	Amount	%
Selling expenses	$1,547,665	35.02%	$1,270,582	37.07%	$277,083	21.81%
General and administrative expenses	2,872,208	64.98%	2,156,879	62.93%	715,329	33.17%
Total Amount	$4,419,873	100.00%	$3,427,461	100.00%	$992,412	28.95%

Selling expenses primarily consist of salaries and related expenses of our sales team, sales commissions, and advertising and promotion expenses. Our selling expenses increased by 21.81% to $1.55 million in fiscal year 2022 from $1.27 million in fiscal year 2021. This increase was primarily due to the increased salaries for our sales department since our revenue of fiscal year 2022 increased by $2,958,787. We expect that our selling expenses to further increase as we expand to other areas of China.

General and Administrative Expenses

For the year ended March 31, 2022, our general and administrative expenses were $2,872,208, representing an increase of $715,329 or 33.17%, as compared to the same period of 2021.Bad debt provision increased by $0.3 million, because of bad debt allowance based on the Company’s policy. Professional fees, such as consulting fees and attorney fees etc increased about $0.3 million. Payroll expense for employees increased by about $0.2 million.

Interest Income, net

Interest income is primarily generated from our cash deposits in the banks and interest from loans to third parties and related parties. For the year ended March 31, 2022, interest income was $122,182 as compared to interest income of $127,136 in the same period of 2021. The decrease in interest income was primarily due to the decrease in the principal amount of loans to a related party.

Provision (Benefit) for Income Taxes

The Company’s income tax provision were $ 238,885 and $180,334 in fiscal year 2022 and 2021, respectively, as a result of an decreased current income tax of $0.24 million and deferred income tax benefit of $0.30 million for the year ended March 31, 2022 compared to fiscal year 2021. The decrease in current income tax is mainly due to the decreased taxable income of Distance Learning, Hunan Huafu and Huaxa Muke.

Net loss

Our net incomes were $902,531 and $1,020,761 for the years ended March 31, 2022 and 2021, respectively. These are mainly due to the increase of gross profit by $942,154 and the increase of general and administrative expenses by $715,329 in 2022, as discussed above.

Comprehensive income (loss)

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss). The comprehensive income attributable to the company was $1,179,521 and $1,476,610 for the years ended March 31, 2022 and 2021, respectively. The change was mainly due to the net income decreased by $118,230 for the fiscal year 2022 compared to fiscal year 2021. The foreign currency translation incomes were $299,314 and $487,158 for the fiscal year 2022 and 2021, respectively.

Working Capital

The following table provides the information about our working capital at March 31, 2022 and 2021:

	As of	As of
	March 31, 2022	March 31, 2021
Current Assets	$16,202,300	$15,033,198
Current Liabilities	5,987,703	6,059,025
Working Capital	$10,214,597	$8,974,173

Working capital increased by $1,240,424 or 13.82% from March 31, 2021 to March 31, 2022. Our working capital requirements are influenced by the level of our operations, the quantity and amount of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Capital Commitments and Contingencies

Capital commitments refer to the allocation of funds for a possible liability in the near future arising out of capital expenditures. Contingency refers to a condition that arises from past transactions or events, the outcome of which will be confirmed only by the occurrence or non-occurrence of uncertain futures events.

As of March 31, 2022 and 2021, we had no material capital commitments or contingent liabilities.

Cash Flows

The following table provides detailed information about our net cash flows for the years ended March 31, 2022 and 2021.

	For the years ended March 31,
	2022	2021
Net cash provided by (used in) operating activities	$1,075,175	$2,328,140
Net cash provided by (used in) investing activities	(1,678,140)	2,355,423
Net cash provided by financing activities	(17,657)	11,312
Effect of exchange rate changes on cash	330,052	525,249
Net increase (decrease) in cash	(290,570)	5,220,124
Cash, beginning of the year	12,054,015	6,833,891
Cash, end of the year	$11,763,445	$12,054,015

Operating Activities

Net cash provided by operating activities during the year ended March 31, 2022 was $1.1 million. Net income for fiscal year 2022 was $1.0 million, including $0.4 million provision for doubtful accounts and $0.2 million depreciation and amortization. Deferred revenue decreased by $0.3 million. Tax payable increased about $0.2 million.

Net cash provided by operating activities during the year ended March 31, 2021 was $2.3 million. Net income for fiscal year 2021 was $1.0 million, including $0.2 million non-cash lease expense and $0.2 million depreciation and amortization. Account receivable increased by $1.4 million since the revenue increased substantially during this year. Deferred revenue increased by $2.4 million, because we now provide longer service period for some B2B2C service, from one month to six months. This caused us to recognize revenue over a longer period. In addition, some institutions now request students to pay the Company directly, instead of collecting from the students and then settle with the Company. This has accelerated the Company’s collection of advance payment.

Investing Activities

For the year ended March 31, 2022, net cash used in investing activities amounted to $1.7 million as compared to net cash provided by investing activities amounted to $2.4 million in the same period 2021. This change was mainly due to the company loaned $1.7 million to a related party in April 2022 . In 2021, the company received repayments of loans from a related party of $2.5 million.

Financing Activities

For the year ended March 31, 2022, net cash used in financing activities amounted to $0.02 million as compared to net cash provided by financing activities of $0.01 million for the same period of 2021.

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

Since we provide our B2B2C service mainly through universities and educational institutions for the higher education degrees, our service period is directly related to school years and the examination periods. Each province organizes its own self-taught higher education exams, usually two to four times a year, which will impact the number of course participants and the number of courses we are able to provide.

On the other hand, our B2C service is not impacted by the cyclicality of school years and examination periods as much, and compared to the B2B2C courses, our B2C courses are more diverse in content and not are degree oriented.

We also provide technological development and operation services, such as information technology system design and monitoring, daily system support, cloud platform development and other related services.

For the years ended March 31, 2021 and 2020, revenue derived from online education services was $8,258,449 and $5,370,700, respectively, which represented an increase of $2,887,749 or 53.77%. The increase was primarily due to an increase in the revenue from B2B2C and the number of B2B2C courses undertaken by our clients. Our existing cooperative colleges and training institutions also has comprehensively improved the platform teaching services.

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

For the years ended March 31, 2021 and 2020, cost of revenue from technological development and operation service was $300,803 and $364,320, respectively. As we switched our business focus to online education services, we might further adjust our employee structure and transfer technical employees to develop and maintain our platforms to reduce cost of revenue from technical development and operation service.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended March 31, 2021 and 2020, respectively:

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

The gross margin of fiscal year 2021 was 53% compare to 40% for the fiscal year 2020.The increase of gross margin mainly due to the increase in online education service revenue. For the cost of our online education service mainly comprised of salaries and related expenses for our teaching support, course and content development, which mostly are fixed amount not increase so strikingly as revenue, the gross margin increased in fiscal year 2021 compared to the same period last year.

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

Selling expenses primarily consist of salaries and related expenses of our sales team, sales commissions, and advertising and promotion expenses. Our selling expenses decreased by 3.33% to $1.27 million in fiscal year 2021 from $1.31 million in fiscal year 2020. The decrease was mainly due to the fact that in fiscal year 2021, we terminated our cooperation with certain marketing agencies that had promoted our services. We are exploring other marketing approaches as we are adjusting to the post COVID-19 online learning market and business environment.

General and Administrative Expenses

For the year ended March 31, 2021, our general and administrative expenses were $2,156,879, representing a decrease of $350,307 or 13.97%, as compared to the same period of 2020. The decrease was mainly due to the impairment loss. For the years ended March 31, 2021 and 2020, impairment loss was nil and $261,574 respectively. Due to the continual losses of investment in unconsolidated companies, Beijing Huaxia Dadi Digital Information Technology Co., Ltd (“Digital Information”) accrued for $118,024 impairment loss for the investment in Beijing Tianyuebowen Science and Technology Co., Ltd. and $143,550 impairment loss for the investment in Zhongtai International Education Technology (Beijing) Co., Ltd. in fiscal year 2020.

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

Provision (Benefit) for Income Taxes

The Company’s income tax provision were $180,334 and $212,498 in fiscal year 2021 and 2020, respectively, as a result of an decreased current income tax of $0.50 million and increased deferred income tax benefit of $0.38 million for the year ended March 31, 2021 compared to fiscal year 2020. The increase in current income tax is mainly due to the increased taxable income of Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Hunan Huafu Haihui Learning Technology Co., Ltd. and Huaxia MOOC Internet Technology Co., Ltd.. The increase in deferred income tax benefit is primarily due to the increased deferred revenue of Distance Learning and Hunan Huafu.

Net loss

Our net income was $ 1,020,761 and loss $1,641,087 for the years ended March 31, 2021 and 2020, respectively. These are mainly due to the increase of gross profit by $ 2,268,058, and the decrease of general and administrative expenses by $ 350,307 in 2021, as discussed above.

Comprehensive income (loss)

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss). The comprehensive income attributable to the Company was $1,476,610 and loss $2,015,560 for the years ended March 31, 2021 and 2020, respectively. The change was mainly due to the net income of $1,020,761 for the fiscal year 2021 when it was a net loss for the fiscal year 2020. The foreign currency translation income was $487,158 for the fiscal year 2021 when it was a loss of $351,286 in fiscal year 2020.

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

Operating Activities

Net cash provided by operating activities during the year ended March 31, 2021 was $2.3 million. Net income for fiscal year 2021 was $1.0 million, including $0.2 million non-cash lease expense and $0.2 million depreciation and amortization. Account receivable increased by $1.4 million since the revenue increased substantially during this fiscal year. Deferred revenue increased by $2.4 million, because our B2B2C services have on average longer course duration, from one month to six months. This caused us to recognize revenue over a longer period. In addition, some institutions now request students to pay the Company directly, instead of collecting from the students and then settle with the Company. This has accelerated the Company’s collection of advance payments.

Net cash provided by operating activities during the year ended March 31, 2020 was $0.9 million. Net loss for fiscal year was $1.6 million, including $0.3 million of impairment loss, $0.2 million non-cash lease expense and $0.2 million of depreciation and amortization. Account receivable decreased by $1.2 million since the Company collected aged accounts receivables from our customers. Deferred revenue increased by $1.0 million, because our B2B2C services have on average longer course duration, from one month to six months. This caused us to recognize revenue over a longer period. In addition, some institutions now request students to pay the Company directly, instead of collecting from the students and then settle with the Company. This has accelerated the Company’s collection of advance payments.

Investing Activities

For the year ended March 31, 2021, net cash used in investing activities amounted to $2.4 million as compared to net cash provided by investing activities of $2.6 million for the same period of 2020. This change was mainly due to the repayment of loans to a related party of $2.5 million in 2021.

Financing Activities

For the year ended March 31, 2021, net cash provided by financing activities amounted to $0.01 million as compared to net cash provided by financing activities of $4.9 million for the same period of 2020. This change was mainly due to the net proceeds received from the initial public offering (“IPO”) of $4.8 million in the fiscal year 2020, whereas there is no such item for the year ended March 31, 2021.

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

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days. As China’s online education market is intensely competitive in recent years, in order to retain existing and attract new universities, educational institutions and technological service customers to capture additional market share, the Company extends more credit sales with longer credit terms to certain customers which have a well-established business relationship with the Company for more than five years, such as the B2B2C customers, Jiangxi University of Finance and Economics, Jiangxi University of Science and Technology, Xinyu University, Nanchang University and World Publishing (Shanghai) Co., Ltd..

As of March 31, 2022 and March 31, 2021, the accounts receivable derived from the B2B2C services were $1.71 million and $1.92 million respectively. There were no accounts receivable derived from the B2C services and technological development services. As of March 31, 2022 and March 31, 2021, nil and $0.2 million, respectively, of accounts receivable were due from customers accounting for 10% or more of total outstanding receivables and/or 10% or more of total revenues.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collections. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2022 and 2021, the allowances for doubtful accounts were $1,122,743 and $693,639, respectively.

As of March 31, 2022 and 2021, accounts receivable aging more than 3 months and less than 12 months were $3,244 and $449,343 respectively, accounts receivable aging more than 12 months were $822 and $216,039, respectively.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Company recorded impairment loss of $261,574 during the years ended March 31, 2020. There was no impairment loss for the years ended March 31, 2022 and 2021.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2022 and 2021.

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

5B. Liquidity and Capital Resources

Our cash primarily consists of cash on hand and cash in banks in China, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2022 and March 31, 2021, we had approximately $11.8 million and $12.1 million of cash in bank, respectively, and had no outstanding bank loans or third party loans due.

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

5D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended March 31, 2022, 2021 and 2020, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

5.F. Tabular Disclosure of Contractual Obligations

The following table represents our contractual commitments as of March 31, 2022:

	Payments Due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Operating lease obligations	$145,324	$138,746	$6,578	$-	$-

There have been no material changes to our contractual obligations since March 31, 2021.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Executive Officers	Age	Position/Title
Yang Yu	50	Chairman of the Board and Executive Director

Xinghui Yang	51	Chief Executive Officer and Director

Shuting Ai	39	Chief Financial Officer

Cuntao Hou	43	Vice President

Defang Li	77	Director

Yik C Chan	64	Director

Wenxiang Xing	59	Director

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

6.B. Compensation

For the year ended March 31, 2022, the aggregate cash compensation that we paid to our executive officers and directors was approximately $221,602. For the year ended March 31, 2021, the aggregate cash compensation that we paid to our executive officers and directors was approximately $288,244. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, we make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law and the insurance policy, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

6.C. Board Practices

Terms of Directors and Officers

Expiration of Term of Directors

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors. Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election. Each director will hold office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the directors.

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

6.E. Share Ownership

As of August 1, 2022, 4,440,085 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 4,440,085 ordinary shares outstanding as of August 1, 2022.

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 1, 2022 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 201204..

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

7.B. Related Party Transactions

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2022	As of March 31, 2021
Loan to related parties(a)	$1,745,479	$78,979

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019 the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively. On April 1, 2022 and April 7, 2022 the company loaned $300,000 and $1,350,000 to Horwath Capital. The loan bears an interest rate of 1% and is not guaranteed. The maturity was September 30, 2022.

(ii) Due to related party:

	As of March 31, 2022	As of March 31, 2021
Due to shareholders	$315,512	$297,855
Due to key management personnel	-	-
Due to related parties	$315,512	$297,855

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “WAFU.” The shares began trading on April 30, 2019 on the NASDAQ Capital Market. The closing price for the ordinary shares was $ on  July 29, 2022.

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

10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. RMB has gradually appreciated against U.S. dollars over the past few years. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB 6.7834 in the year ended March 31, 2021 to US$1.00 for RMB 6.4180 in the year ended March 31, 2022. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2021, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the year ended March 31, 2022 would decreased by approximately $0.6 million, $0.3 million and $0.2 million, respectively.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2022 and 2021, $1,940,850 and $4,074,439 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (about $ 63,837). As of March 31, 2022 and 2021, $9,821,654 and $7,979,576 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2022. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2022 considered the below factors, including:

●	the number of adjustments proposed by our independent auditors during our quarterly review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on a quarterly and annual basis.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of March 31, 2022 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

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

For 2022, we implemented our remediation plan to address the underlying causes of the material weakness described above by hiring accounting staff who understands U.S. GAAP methods and SEC reporting measures and also educating existing staff on these subjects. For fiscal year 2023, we plan to continue improving our internal control by implementing the following remediation plans, including:

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

Our code of business conduct and ethics are publicly available on our website at http://www.edu-edu.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2022	Year Ended March 31, 2021
Audit fees*	$212,500	$185,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-26.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association (2)

1.2	Articles of Association (1)

2.1	Description of Securities (6)

4.1	Exclusive Business Cooperation Agreement, dated August 16, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.2	Exclusive Option Agreement, dated August 16, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.3	Equity Interest Pledge Agreement, dated August 18, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.4	Form of Power of Attorney(1)

4.5	English Translation of Property Lease Agreement, dated June 1, 2016, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Jinkai Gongda Investment Management Co., Ltd. (1)

4.6	Platform and Online Course Development, dated April 24, 2017, by and between Beijing Huaxia Dadi Digital Information Co., Ltd. and Zhengqing Heya Education Technology (Beijing) Co., Ltd. (1)

4.7	English Translations of Online Course Resource Purchase Contract, dated December 19, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Higher Education Press Co., Ltd. (3)

4.8	Employment Agreement, dated November 11, 2011, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Xinghui Yang (5)

4.9	Employment Agreement, dated January 1, 2018, by and between the Company and Gao Yao (5)

4.10	Employment Agreement, dated June 1, 2020, by and between the Company and Shuting Ai (6)

8.1	Subsidiaries of the Registrant (7)

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of YCM CPA, Inc.*

101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on March 20, 2018.
(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on April 11, 2018.
(3)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 15, 2018.
(4)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 28, 2018.
(5)	Incorporated by reference to our 20-F, filed on August 15, 2019.
(6)	Incorporated by reference to our 20-F, filed on August 2, 2021.
(7)	Incorporated by reference to our 20-F, filed on August 17, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAH FU EDUCATION GROUP LIMITED

Date: August 1, 2022	/s/ Yang Yu
	Name:	Yang Yu
	Title:	Chairman of the Board of Directors

WAH FU EDUCATION GROUP LIMITED

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the stockholders of

Wah Fu Education Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wah Fu Education Group Ltd. and subsidiaries (collectively, the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive (loss), changes in equity, and cash flows for the years ended March 31, 2022 and 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended March 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or are required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781

Irvine, California

August 1, 2022

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash	$11,763,445	$12,054,015
Accounts receivable, net	1,712,430	1,919,379
Other receivables, net	320,784	217,174
Loan to third parties, current	569,532	623,711
Loan to related parties	1,745,479	78,979
Other current assets	90,630	139,940
TOTAL CURRENT ASSETS	16,202,300	15,033,198

Loan to third parties, noncurrent	149,673	78,882
Property and equipment, net	710,727	759,445
Investments in unconsolidated entities	12,277	11,879
Operating lease right-of-use assets	158,697	371,603
Long-term rent deposit	72,409	79,045
Deferred tax assets, net	697,823	639,269
TOTAL ASSETS	$18,003,906	$16,973,321

CURRENT LIABILITIES:
Due to related parties	$315,512	$297,855
Deferred revenue	3,980,132	4,141,555
Operating lease liabilities, current	136,467	256,600
Taxes payable	983,869	712,327
Other payables	199,066	118,442
Accrued expenses and other liabilities	372,657	532,246
TOTAL CURRENT LIABILITIES	5,987,703	6,059,025

Operating lease liabilities, noncurrent	6,063	105,872
TOTAL LIABILITIES	5,993,766	6,164,897

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.01 par value, 30,000,000 shares authorized; 4,440,085 and 4,381,033 shares issued and outstanding as of March 31, 2022 and March 31, 2021, respectively *	44,401	43,810
Additional paid-in capital	4,798,793	4,799,384
Statutory reserve	657,329	323,820
Retained earnings	5,722,151	5,312,654
Accumulated other comprehensive loss	(1,190)	(278,180)
Total shareholders’ equity	11,221,484	10,201,488
Non-controlling interest	788,656	606,936
TOTAL EQUITY	12,010,140	10,808,424
TOTAL LIABILITIES AND EQUITY	$18,003,906	$16,973,321

*	Retrospectively restated for effect of stock split and reorganization

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended March 31,
	2022	2021	2020
REVENUE	$11,474,348	$8,515,561	$5,637,370

COST OF REVENUE AND RELATED TAX
Cost of revenue	5,951,550	3,949,667	3,346,588
Business and sales related tax	62,181	47,431	40,377

GROSS PROFIT	5,460,617	4,518,463	2,250,405

OPERATING EXPENSES
Selling expenses	1,547,665	1,270,582	1,314,403
General and administrative expenses	2,872,208	2,156,879	2,507,186
Total operating expenses	4,419,873	3,427,461	3,821,589

INCOME (LOSS) FROM OPERATIONS	1,040,744	1,091,002	(1,571,184)

OTHER INCOME (EXPENSE)
Interest income	122,182	127,136	135,359
Other income (expenses)	(21,510)	(17,043)	7,236
Total other income, net	100,672	110,093	142,595

INCOME (LOSS) BEFORE INCOME TAX PROVISION	1,141,416	1,201,095	(1,428,589)

PROVISION (BENEFIT) FOR INCOME TAXES	238,885	180,334	212,498

NET INCOME (LOSS)	902,531	1,020,761	(1,641,087)

Less: net income (loss) attributable to non-controlling interest	159,396	341,086	47,614

NET INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$743,135	$679,675	$(1,688,701)

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	902,531	1,020,761	(1,641,087)
Other comprehensive income (loss): foreign currency translation	299,313	487,158	(351,286)
Total comprehensive income (loss)	1,201,844	1,507,919	(1,992,373)
Less: Comprehensive income (loss) attributable to non-controlling interest	22,324	31,309	23,187)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$1,179,520	$1,476,610	$(2,015,560)

Earnings (loss) per common share - basic and diluted	$0.17	$0.16	$(0.39)
Weighted average shares - basic and diluted*	4,435,164	4,381,033	4,290,681

*	Retrospectively restated for effect of stock split and reorganization

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

			Additional			Accumulated Other Comprehensive		Non-
	Ordinary Shares		Paid-in	Statutory	Retained	Income	Shareholders’	controlling	Total
	Shares*	Amount	Capital	Reserve	Earnings	(Loss)	Equity	Interest	Equity
Balance, March 31, 2019	3,200,000	$32,000	$217,395	$222,180	$6,421,944	$(407,169)	$6,486,350	$211,353	$6,697,703

Common stock issued net of stock issuance costs of $1,311,365	1,181,033	11,810	4,581,989	-	-	-	4,593,799	-	4,593,799
Net income (loss) for the year	-	-	-	-	(1,688,701)	-	(1,688,701)	47,614	(1,641,087)
Appropriation of statutory reserve	-	-	-	9,244	(9,244)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(326,859)	(326,859)	(24,427)	(351,286)
Balance, March 31, 2020	4,381,033	$43,810	$4,799,384	$231,424	$4,723,999	$(734,028)	$9,064,589	$234,540	$9,299,129

Common stock issued	-	-	-	-	-	-	-	-	-
Net income (loss) for the year	-	-	-	-	681,051	-	681,051	341,087	1,022,138
Appropriation of statutory reserve	-	-	-	92,396	(92,396)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	455,848	455,848	31,309	487,157
Balance, March 31, 2021	4,381,033	$43,810	$4,799,384	$323,820	$5,312,654	$(278,180)	$10,201,488	$606,936	$10,808,424

Common stock issued	59,052	591	(591)	-	-	-	-	-	-
Net income (loss) for the year	-	-	-	-	743,006	-	743,006	159,396	902,402
Appropriation of statutory reserve	-	-	-	333,509	(333,509)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	276,990	276,990	22,324	299,314
Balance, March 31, 2022	4,440,085	$44,401	$4,798,793	$657,329	$5,722,151	$(1,190)	$11,221,484	$788,656	$12,010,140

*	Retrospectively restated for effect of stock split and reorganization

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31,
	2022	2021	2020
Cash flows from operating activities:
Net Income (loss)	$902,531	$1,020,761	$(1,641,087)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	179,207	195,239	164,942
Non-cash lease expense	134,137	246,010	201,751
Loss from disposal of property and equipment	4,043	-	9,816
Provision for doubtful accounts	400,876	136,805	(68,359)
Provision for investments in unconsolidated entity	-	-	261,574
Interest income	(50,155)	(68,151)	(89,736)
Deferred tax expense (benefit)	(36,670)	(333,045)	111,757
Changes in operating assets and liabilities:
Accounts receivable	(132,914)	(1,422,278)	1,231,955
Other receivable	(95,273)	20,902	(70,214)
Other current assets	51,982	16,670	(11,010)
Long-term rent deposit	9,173	(80,245)	(78,139)
Deferred revenue	(296,570)	2,406,401	954,315
Taxes payable	244,627	359,779	12,600
Other payable	76,219	(82,135)	102,091
Operating lease liabilities	(140,783)	(251,795)	(183,756)
Accrued expenses and other liabilities	(175,255)	163,222	29,018
Net cash provided by (used in) operating activities	1,075,175	2,328,140	937,518

Cash flows from investing activities:
Purchase of property and equipment	(34,996)	(74,236)	(75,041)
Proceeds from disposal of property and equipment	-	-	83
Proceeds from loans to third parties	6,856	-	-
Payments made for loans to third parties	-	(28,894)	(42,316)
Payments made for loans to a related party	(1,650,000)	2,458,553	(2,501,825)
Net cash provided by (used in) investing activities	(1,678,140)	2,355,423	(2,619,099)

Cash flows from financing activities:
Changes in due to related parties	(17,657)	11,312	29,721
Net proceeds from initial public offering (“IPO”)	-	-	4,821,472
Net cash provided by financing activities	(17,657)	11,312	4,851,193

Effect of exchange rate fluctuation on cash	330,052	525,249	(263,439)

Net increase (decrease) in cash	(290,570)	5,220,124	2,906,173
Cash at beginning of the year	12,054,015	6,833,891	3,927,718
Cash at end of the year	$11,763,445	$12,054,015	$6,833,891

Supplemental cash flow information
Cash paid for income taxes	$13,719	$174,056	$91,524

Non-cash investing activities
Right of use assets obtained in exchange for operating lease obligations	$837,146	$805,546	$816,057

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Wah Fu Education Group Limited (“Wah Fu”) was incorporated under the laws of the British Virgin Islands on July 23, 2012. Wah Fu is a holding company whose primary purpose is to develop business opportunities in the People’s Republic of China (“PRC” or “China”). Wah Fu Education Holding Limited (“Wah Fu Holding”) is a wholly-owned subsidiary of Wah Fu, which was established on May 19, 2016 in Hong Kong, China. Wah Fu Holding was dissolved on April 23, 2021.

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

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

On June 26, 2018, Liaoning Huafu Zhongtai Learning Technology Co., Ltd. (“Liaoning Huafu”) was established in Liaoning Province, China. Digital information owns 70% equity interest of Liaoning Huafu, and a third party company and one individual shareholder own 25% and 5% equity interest of Liaoning Huafu, respectively. Liaoning Huafu was dissolved in June, 2022.

On September 18, 2018, Beijing Huafu Silu International Learing Technology Co., Ltd. (“Huafu Silu”) was established in Beijing, China. Shanghai Xia Shu owns 51% equity interest of Huafu Silu, and the other 49% equity interest is owned by two individual shareholders. Huafu Silu was dissolved on March 4, 2020.

On August 14, 2019, Guangxi Huafu Quanping Education Technology Cot., Ltd. (“Guangxi Huafu”) was established in Guangxi Province, China. Distance Learning owns 55% equity interest of Guangxi Huafu, and the other 45% equity interest is owned by a third party company. Guangxi Huafu was dissolved on March 17, 2022.

On October 21, 2019, Huafu Wanrun (Guangzhou) Education Technology Co., Ltd. (“Guangzhou Huafu”), was established in Guangdong Province, China. Digital Information owns 60% equity interest of Guangzhou Huafu, and the other 40% equity interest is owned by two individual shareholders.

On November 8, 2019, Sichuan Huafu Gengyun Education Technology Co., Ltd. (“Sichuan Huafu”), was established in Sichuan Province, China. Digital Information owns 60% equity interest of Sichuan Huafu, in December 2021, Digital information was entrusted another 10% equity interest form an individual shareholder, after the Digital Information owned 70% equity interest of Sichuan Huafu. The other 30% equity interest is owned by one individual shareholder.

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

Company	Date of establishment	Place of establishment	Percentage of legal ownership by Wah Fu	Principal activities
Subsidiaries:
Wah Fu Holding**	May 19, 2016	Hong Kong, PRC	100%	Holding Company
Distance Learning	December 23, 1999	Mainland, PRC	100%	Provider of online education services and technological development and operation services
Shanghai Xin Fu	July 20, 2015	Mainland, PRC	100%	Inactive
Shanghai Xia Shu	April 29, 2016	Mainland, PRC	100%	Inactive
Hunan Huafu	June 15, 2015	Mainland, PRC	75%	Provider of online education services
Nanjing Suyun	March 8, 2017	Mainland, PRC	70%	Provider of online education services
Huaxia MOOC	March 15, 2017	Mainland, PRC	51%	Provider of online education services
Guizhou Huafu	April 25, 2017	Mainland, PRC	51%	Provider of online education services
Fuzhou Huafu	May 21, 2018	Mainland, PRC	65%	Provider of online education services
Liaoning Huafu ***	June 26, 2018	Mainland, PRC	70%	Provider of online education services
Guangxi Huafu ****	August 14, 2019	Mainland, PRC	55%	Inactive
Huafu Silu*	September 18, 2018	Mainland, PRC	51%	Inactive
Guangzhou Huafu	October 21, 2019	Mainland, PRC	60%	Inactive
Sichuan Huafu	November 8, 2019	Mainland, PRC	70%	Inactive

Variable interest entity
Digital Information	September 14, 2000	Mainland, PRC	Nil	Provider of technological development and operation service and holder of Internet Content Provider (“ICP”) License

*	Huafu Silu was dissolved on March 4, 2020.

**	Wah Fu Holding was dissolved on April 23, 2021.

***	Liaoning Huafu was dissolved on June 27, 2022.

****	Guangxi Huafu was dissolved on March 17, 2022.

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

The following tables set forth the assets, liabilities, results of operations and changes in cash of the VIE, Digital Information, which were included in the Company’s consolidated balance sheets, statements of operations and comprehensive loss and cash flows:

	As of March 31, 2022	As of March 31, 2021
Current assets	$580,823	$267,727
Non-current assets	145,711	63,177
Total assets	726,534	330,904
Current liabilities	598,354	247,462
Intercompany payables*	3,513,846	3,394,741
Total liabilities	4,112,200	3,642,203
Net assets	$(3,385,666)	$(3,311,299)

*	Intercompany payables are eliminated upon consolidation.

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
Revenue*	$829,928	$514,888	$309,380
Net Income (loss)	$36,181	$(114,129)	$(1,247,053)

*	Intercompany sales are eliminated upon consolidation.

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
Net cash provided by operating activities*	$252,880	$92,187	$100,016
Net cash used in investing activities	-	(1,252)	(1,477)
Effect of exchange rate fluctuation on cash	11,562	15,091)	(4,103)
Net increase in cash	$264,442	$106,026	$94,436

*	Intercompany operating activities are eliminated upon consolidation.

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

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2022 and 2021, the Company had no cash equivalents. The Company maintains cash and cash equivalents with various financial institutions mainly in the mainland China and Hong Kong Special Administrative Region of PRC (the “Hong Kong”). Balances in banks in the mainland China are uninsured. Balances in banks in Hong Kong are insured by Hong Kong Deposit Board and subject to a certain limitation.

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

As of March 31, 2022 and March 31, 2021, the accounts receivable derived from the B2B2C services were $1.71 million and $1.92 million respectively. There were no accounts receivable derived from the B2C services and technological development services. As of March 31, 2022 and March 31, 2021, nil and $0.2 million, respectively, of accounts receivable were due from customers accounting for 10% or more of total outstanding receivables and/or 10% or more of total revenues.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collections. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2022 and 2021, the allowances for doubtful accounts were $1,122,743 and $693,639, respectively.

As of March 31, 2022 and 2021, accounts receivable aging more than 3 months and less than 12 months were $3,244 and $449,343 respectively, accounts receivable aging more than 12 months were $822 and $216,039, respectively.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Company recorded impairment loss of $261,574 during the years ended March 31, 2020. There was no impairment loss for the years ended March 31, 2022 and 2021.

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

From time to time, the Company enters into arrangement to provide technological support and maintenance service of online platforms to its customers. the Company’s efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually from 3 months to one year. The Company’s contracts have a single performance obligation and are primarily on a fixed-price basis. No significant returns, refund and other similar obligations during each reporting period.

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

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition:

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
Services transferred at a point in time
Revenue from Online Education Services	$860,312	$584,138	$219,912
Revenue from Technological Development and Operation Services	117,311	77,486	91,757
Services transferred over time
Revenue from Online Education Services	10,308,860	7,674,311	5,150,788
Revenue from Technological Development and Operation Services	187,865	179,625	174,913
Total	$11,474,348	$8,515,561	$5,637,370

The Company’s accounts receivable consists primarily of receivables related to providing online education services to enrolled students, and contract receivable associated with providing technological development and operation services to education institutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. Payment terms and conditions vary by contract types. For most of B2B2C contracts and technical development and operation service contracts, payment is due from customers within 30 days of the invoice date, and the contracts do not have significant financing components. The Company’s revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the Company’s right to consideration in exchange for services that the Company has transferred to a customer is only conditioned on the passage of time. Therefore, the Company does not have any contract assets. The Company also does not have significant capitalized commissions or other costs as of March 31, 2022 and 2021.

The Company’s contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company’s unsatisfied performance obligations as of March 31, 2022 and 2021. This is primarily composed of revenue for online course tuition received in advance from B2C services and B2B2C services. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. Normally, the deferred revenue is recognized as revenue within 6 months.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

The opening and closing balances of the Company’s deferred revenue are as follows:

	As of	As of
	March 31, 2022	March 31, 2021
Beginning balance	$4,141,555	$1,524,918
Ending balance	3,980,132	4,141,555
Increase (decrease)	$(161,423)	$2,616,673

The amounts of revenue recognized in the years ended March 31, 2022 and 2021 that were included in the opening deferred revenue were $836,662 and $1,598,737, respectively. Such revenue consists primarily of revenues from online education services.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2022 and 2021.

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

Although the COVID-19 outbreak seems to have been under relative control in China since May 2020, In the second half of 2021, the COVID-19 coronavirus remerged in China due to the Omicron and Delta variants, especially affecting Shanghai. However, our business activities were not significantly affected or interrupted in 2021 nor in early 2022. Because of the significant uncertainties surrounding the COVID-19 outbreak, the Company cannot accurately estimate the extent of the business disruption and the related financial impact at this time.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations and credit risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2022 and 2021, $1,940,850 and $4,074,439 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (about $ 63,837). As of March 31, 2022 and 2021, $ 9,821,654 and $7,979,576 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Customer and supplier concentration risk

The Company’s revenues are derived from enrolled students or institutions that are located primarily in China. For the year ended March 31, 2022, 2021 and 2020, no customers accounted for over 10% of the Company’s total revenue.

As of March 31, 2022, no customer accounted for 10% of the total outstanding accounts receivable balance, respectively.

As of March 31, 2021, one customer accounted for 10.4% of the total outstanding accounts receivable balance, respectively.

For the years ended March 31, 2022, 2021 and 2020, no suppliers accounted for more than 10% of total purchases.

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

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of March 31, 2022	As of March 31, 2021
Accounts receivable	$2,835,173	$2,613,018
Less: allowance for doubtful accounts	(1,122,743)	(693,639)
Total accounts receivable, net	$1,712,430	$1,919,379

Provisions for doubtful accounts was $429,104 and $182,602 for the years ended March 31, 2022 and 2021 when it is a recovery for doubtful accounts of $68,359 for the year ended March 31, 2020.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LOANS TO THIRD PAIRTIES, NET

Loans to third parties consisted of the following:

	As of March 31, 2022	As of March 31, 2021
Loans to third parties, current:
Beijing Chuangyouyi Education Technology Co.,Ltd (a)	$96,157	$93,038
Beijing Dejinbao Mining Engineering Co., Ltd (b)	566,377	580,974
Guizhou Shunxincheng Human Resources Co., Ltd	3,155	3,053
Beijing Zhongke Education Co., Ltd	-	39,684
Loans to third parties, noncurrent:
Beijing Dejinbao Mining Engineering Co., Ltd (b)	149,673	78,882
Less: allowance for doubtful accounts
Beijing Chuangyouyi Education Technology Co.,Ltd (a)	(96,157)	.(93,038)
Total loan to third parties, net	$719,205	$702,593

(a)	On December 25, 2017, Distance Learning loaned RMB 600,000 (USD 96,157 as of March 31, 2022) to Beijing Chuangyouyi Education Technology Co.,Ltd (“Chuangyouyi”). The loan bears an interest rate of 6% and is not guaranteed. The maturity was December 24, 2018. Chuangyouyi did not repay upon maturity, the Company has fully accrued allowance for the balance.

(b)	On September 5, 2017, Distance Learning loaned RMB3,000,000 (USD 470,220 as of March 31, 2022) to Beijing Dejinbao Mining Engineering Co., Ltd (“Dejinbao”). The loan bears an interest rate of 6% and is not guaranteed. The original maturity was September 5, 2019, and was later extended to September 5, 2023. On September 27, 2018, Distance Learning loaned an additional RMB600,000 (USD 96,157 as of March 31, 2022) to Dejinbao. The loan bears an interest rate of 6% and is not guaranteed. The maturity of the loan is September 26, 2024.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31, 2022	As of March 31, 2021
Buildings	$525,365	$508,325
Electronic equipment	132,650	172,536
Office equipment and furniture	252,097	239,945
Motor vehicles	169,216	163,728
Software	395,395	382,571
Leasehold improvements	182,827	131,109
Subtotal	1,657,550	1,598,214
Less: accumulated depreciation and amortization	(946,823)	(838,769)
Property and equipment, net	$710,727	$759,445

Depreciation and amortization expense was $179,207, $195,239, $164,942 and for the years ended March 31, 2022, 2021 and 2020, respectively.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS IN UNCONSOLIDATED ENTITIES

The Company’s investments in unconsolidated entities consisted of the following:

	As of	As of
	March 31,	March 31,
	2022	2021
Equity investments without readily determinable fair value:
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	$141,972	$137,367
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	157,746	152,630
Impairment of investments in unconsolidated entities
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	(129,695)	(125,488)
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	(157,746)	(152,630)
Total	$12,277	$11,879

(a)	On June 2, 2016, the Company invested RMB 0.9 million (approximately $0.14 million as of March 31, 2022) in exchange for 10% equity interest of Tianyuebowen through its related party, Beijing Haohua Haofu Investment Co., Ltd. (“Haohua Haofu”). Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred 10% ownership of Tianyuebowen to the Company subsequently. RMB 0.9 million was paid in full by the Company in June 2016. Due to the continual losses of Tianyuebowen, the company believes that the probability of recovering the investment in Tianyuebowen is low. Therefore the company accrued $129,695 impairment loss for the investment in Beijing Tianyuebowen.

(b)	On August 15, 2016, the Company invested RMB 1.0 million (approximately $0.15 million as of March 31, 2022) in exchange for 15% equity interest of Zhongtai International Education Technology (Beijing) Co., Ltd. (“Zhongtai”) through Haohua Haofu. Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred the 15% ownership of Zhongtai to the Company subsequently. RMB 1.0 million was paid in full by the Company in August 2016. Due to the continual losses of Zhongta, the company believes that the probability of recovering the investment in Zhongta is low. Therefore the balance of $157,746 investment in Zhongtai is fully impaired in fiscal year 2022.

NOTE 7 –RELATED PARTIES BLALANCE

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2022	As of March 31, 2021
Loan to related parties(a)	$1,745,479	$78,979

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019 the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively. On April 1, 2022 and April 7, 2022 the company loaned $300,000 and $1,350,000 to Horwath Capital. The loan bears an interest rate of 1% and is not guaranteed. The maturity was September 30, 2022.

(ii) Due to related party:

	As of March 31, 2022	As of March 31, 2021
Due to shareholders	$315,512	$297,855
Due to key management personnel	-	-
Due to related parties	$315,512	$297,855

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

Hunan Huafu, Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Laoning Huafu, Guangxi Huafu, Sichuan Huafu and Guangzhou Huafu were registered in the PRC and are subject to corporate income tax at a reduced rate of 10% starting from the inception dates when they were approved by local government as small-scaled minimal profit enterprises. Huaxia MOOC was subject to corporate income tax at a reduced rate of 10% from the inception date till the end of 2019. The income tax rate increased to 25% since 2020. Digital Information was registered in the PRC and is subject to corporate income tax at the rate of 25%.

(i) The components of the income tax expense (benefit) are as follows:

	For the Year Ended
	March 31, 2022	March 31, 2021	March 31, 2020
Current income tax provision	$275,555	$513,379	$100,741
Deferred income tax provision (benefit)	(36,670)	(333,045)	111,757
Total	$238,885	$180,334	$212,498

(ii) The following table summarizes deferred tax assets resulting from differences between the financial reporting basis and tax basis of assets and liabilities:

	As of March 31, 2022	As of March 31, 2021
Allowance for doubtful accounts	$200,262	$139,048
Deferred revenue	517,578	546,043
Net operating loss carry-forwards	2,602	2,462
Total deferred tax asset	720,442	687,553
Valuation allowance	(22,619)	(48,284)
Deferred tax assets, net	$697,823	$639,269

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – TAXES (CONTINUED)

Corporate Income Taxes (“CIT”) (Continued)

According to Chinese tax regulations, net operating loss (“NOL”) can be carried forward to offset operating income for five years. A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that the realization of future deductions is uncertain. Management performs an assessment over future taxable income to analyze whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of March 31, 2022 and March 31, 2021, valuation allowance accrued for deferred tax assets was $31,564 and $48,284, respectively.

(iii) The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2022, 2021 and 2020:

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact (a)	(6.8)%	(7.9)%	(6.3)%
Permanent difference	0.5%	0.8%	(4.6)%
Change in valuation allowance	2.2%	(2.9)%	(29.0)%
Effective tax rate	20.9%	15.0%	(14.9)%

(a)	Distance Learning is subject to a favorable tax rate of 15%; Shanghai Xia Shu, Shanghai Xin Fu, Hunan Huafu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Liaoning Huafu and Huafu Silu are subject to a favorable tax rate of 10%.

Taxes payable

Taxes payable consisted of the following:

	As of March 31, 2022	As of March 31, 2021
Income tax payable	$935,630	$630,953
Value added tax payable	40,604	63,339
Other taxes payable	7,636	18,035
Total	$983,869	$712,327

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

The components of lease expense were as follows:

March 31, 2022
Operating lease cost	$134,137

Weighted Average Remaining Lease Term (Months)
Operating leases	10

Weighted Average Discount Rate
Operating leases	4.75%

Maturities of lease liabilities were as follows:

Twelve months ending March 31,
2023	$138,746
2024	6,578
Total Lease Payments	145,324
Less Imputed Interest	(2,794)
Total	$142,530

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

On April 1, 2021 the underwriter elects to exercise the purchase warrants which the company offering to the underwriter for initial public offering services (see Note 10-Warrants issued for service). The total exercise shares should be 29,526 at a price of $6.25 per share used cashless metho. Due to a calculation mistake the company erroneously issued 59,052 shares to the underwriter. Base on the negotiation with the underwriter, the 29,526 shares will be returned to the company subsequently.

As a result, the Company had 30,000,000 authorized ordinary shares, $0.01 par value per share, of which 4,440,085 and 4,381,033 shares issued and outstanding as of March 31, 2022 and March 31, 2021, respectively.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2022 and 2021, the balance of statutory reserves was $657,329 and $323,820, respectively.

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

On April 1, 2021 the underwriter elects to exercise the purchase warrants which the company offering to the underwriter for initial public offering services. The total exercise shares are 59,052 at a price of $6.25 per share used cashless method. The total exercise shares should be 29,526 at a price of $6.25 per share used cashless method. Due to a calculation mistake the company erroneously issued 59,052 shares to the underwriter. Base on the negotiation with the underwriter, the 29,526 shares will be returned to the company subsequently.

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

The following tables present summary information by segment for the years ended March 31, 2022, 2021 and 2020, respectively:

	For the Year Ended
	March 31, 2022	March 31, 2021	March 31, 2019
Revenue from Online Education Service
Revenue from B2B2C Service	$10,154,357	$7,601,430	$4,685,132
Revenue from B2C Service	1,014,815	657,019	685,568
Revenue from Technological Development and Operation Service	305,176	257,112	266,670
Total	$11,474,348	$8,515,561	$5,637,370

All the Company’s revenue was generated from its business operation in China.

	For the Year Ended March 31, 2022
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$11,169,172	$305,176	$11,474,348
Cost of revenue and related tax	5,833,319	180,412	6,013,731
Gross profit	$5,335,853	$124,764	$5,460,617
Depreciation and amortization	$173,952	$5,255	$179,207
Total capital expenditures	$34,996	$-	$34,996

	For the Year Ended March 31, 2021
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$8,258,449	$257,112	$8,515,561
Cost of revenue and related tax	3,692,683	304,415	3,997,098
Gross profit	$4,565,766	$(47,303)	$4,518,463
Depreciation and amortization	$189,407	$5,832	$195,239
Total capital expenditures	$72,984	$1,252	$74,236

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SEGMENT REPORTING (CONTINUED)

	For the Year Ended March 31, 2020
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$5,370,700	$266,670	$5,637,370
Cost of revenue and related tax	3,020,735	366,230	3,386,965
Gross profit	$2,349,965	$(99,560)	$2,250,405
Depreciation and amortization	$156,111	$8,831	$164,942
Total capital expenditures	$73,564	$1,477	$75,041

	As of March 31, 2022	As of March 31, 2021
Total assets:
Online Education Service	$17,277,372	$16,642,417
Technological Development and Operation Service	726,534	330,904
Total Assets	$18,003,906	$16,973,321

NOTE 12 – SUBSEQUENT EVENTS

As of the reporting date, the COVID-19 still exist in some provinces in China. Because our main business is online education and we were able to keep providing services during the pandemic, the adverse effect of the COVID-19 is not material. Due to the fact that colleges and universities throughout the country did not start school during the pandemic, the Company is experiencing certain delays of payments from customers, and minor withdrawals from the Company’s services. Although the number of existing continuing education users who switch from real life to online learning is increasing, the new demand for continuing education promotion in a certain period of time in the future is still uncertain. In addition, the postpone of examinations and uncertain school schedule for the following academic year may continue to materially adversely affect the Company’s business operations and condition and operating results for 2022, including but not limited to material negative impact on its total revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Because of the significant uncertainties surrounding the COVID-19 outbreak, the Company cannot accurately estimate the extent of the business disruption and the related financial impact at this time.