Form 20-F/A
period 2022-03-31
Wah Fu Education Group Ltd
filed 2023-03-24
CIK 1716770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

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

Yes ☐   No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (this “Amendment”) amends the Annual Report on Form 20-F of Wah Fu Education Group Ltd. (the “Company,” “we,” and “our”) for the year ended March 31, 2022, which was originally filed with the U.S. Securities and Exchange Commission on August 1, 2022 (the “Original Filing”),

The Company is filing this Amendment for the purpose of disclosing certain legal and operational risks and potential impact on the Company associated with having substantially all of its operations conducted by its operating entities in China, additional legal, regulatory and enforcement risks that may apply to investments in the Company. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is filing the certifications required under the Sarbanes-Oxley Act of 2002.

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

WAH FU EDUCATION GROUP LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “Wah Fu” refers to Wah Fu Education Group Limited, a company organized in the British Virgin Islands; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to Wah Fu Education Group Limited and/or its consolidated subsidiaries, other than the variable interest entity, Beijing HuaXiaDadi Digital Information Technology Co., a PRC company, and Beijing HuaxiaDadi Digital Information Technology Co., Ltd. – Shandong Branch, the branch company of Beijing HuaXiaDadi Digital Information Technology Co., unless the context otherwise indicates; and “VIE” refers respectively to the variable interest entity and its subsidiaries, Beijing HuaxiaDadi Digital Information Technology Co., Ltd. and its subsidiaries, such as Huafu Wanrun(Guangzhou) Education Technology, Sichuan Huafu GengyunEducation Technology Co., Ltd., Hunan Huafu Haihui Learing Technology Co., Ltd., and Liaoning Huafu Zhongtai Learing Technology Co., Ltd. Wah Fu conducts operations in China primarily through its wholly foreign owned enterprises (“WFOEs”) and its subsidiaries, which also includes the VIE as a subsidiary of the WFOEs, in China. As a result, Wah Fu does not conduct any business on its own. The financial results of the VIE and its subsidiaries are consolidated into our financial statements for accounting purposes, but we do not hold any equity interest in the VIE or any of its subsidiaries. Investors are purchasing an interest in Wah Fu, the British Virgin Islands holding company.

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

Investing in Wah Fu’s securities is highly speculative and involves a significant degree of risk. Wah Fu is not an operating company established in the PRC, but a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations of its own, Wah Fu conducts the majority of its operations through WFOEs and its subsidiaries in China and certain operations are conducted through the VIE as a subsidiary of the WFOE. There are contractual arrangements between the WFOE and VIE entities established in the PRC in which Wah Fu does not hold any equity interest, and the VIE’s subsidiaries based in the PRC, which contains some of our operations and assets in China. This variable interest entity structure involves unique risks to investors. The contractual arrangements with the VIE have not been tested in court. This variable interest entity structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements.

As a result of such series of contractual arrangements, Wah Fu and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in Wah Fu’s ordinary shares are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in Wah Fu, the BVI holding company.

Investors may never hold equity interests in the Chinese operating company. The Chinese regulatory authorities could disallow this variable interest entity structure, which would likely result in a material change in Wah Fu’s operations and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of Wah Fu’s securities to significantly decline or become worthless.

In addition, as Wah Fu conducts substantially all of its operations in China through wholly owned foreign enterprises (“WFOEs”) in China, it is subject to legal and operational risks associated with having substantially all of its operations in China, which risks could result in a material change in Wah Fu’s operations and/or the value of the securities Wah Fu has  registered for sale or could significantly limit or completely hinder Wah Fu’s ability to offer or continue to offer Wah Fu’s securities to investors and cause the value of Wah Fu’s securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We are of the view that as of the date of this Amendment, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Further, as of the date of this Amendment, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have either on the WFOEs’ or VIE’s daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, the WFOEs, the VIE or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., BVI or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect Wah Fu’s business and results of operations. See “Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in China” beginning for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of Wah Fu’s securities.

Transfer of Cash through our Organization

Wah Fu can transfer cash to its subsidiaries through capital contributions and/or intercompany loans, and Wah Fu’s subsidiaries can transfer cash to Wah Fu through dividends or other distributions and/or intercompany loans. Additionally, Wah Fu’s subsidiaries can transfer cash to the VIE through loans, service fees and the VIE can transfer cash to Wah Fu as service fees under our VIE agreements ( the “VIE Agreements”) and/or through loans. We intend to settle amounts owed under the VIE Agreements. The aforesaid transactions including capital injection and loans, would be eliminated upon consolidation.

Our cash primarily consists of cash on hand and cash in banks in the PRC and Hong Kong, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2022 and March 31, 2021, we had approximately $11.8 million and $12.1 million of cash in bank, respectively, and had no outstanding bank loans or third party loans due. Funds are transferred between our WFOE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”), and Distance Learning’s subsidiaries, including Shanghai Xin Fu Network Technology Co., Ltd. and Shanghai Xia Shu Network Technology Co., Ltd, and the VIE for their daily operation purposes.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIE, see “Item 3.D. Risk Factors- Risks Related to Doing Business in China”

We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE. For details regarding the restrictions on our ability to transfer cash between Wah Fu, our subsidiaries and the VIE, see “Item 3. Key Information - D. Risk Factors-Risks Related to Doing Business in China- Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively,” and “Item 3. Key Information - D. Risk Factors-Risks Related to Doing Business in China- Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

The Holding Foreign Companies Accountable Act (the “HFCA Act”)

As more stringent criteria applying to emerging market companies upon assessing the qualification of their auditors have been imposed by the United States Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, and under the HFCA Act, our securities may be prohibited from being traded on Nasdaq if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in trading in our securities being prohibited.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that an issuer’s audit reports issued by a registered public accounting firm have not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such issuer’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. If we fail to meet the new rules before the deadline specified thereunder, we could face possible prohibition from trading on the Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our securities trading in the United States. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges or over-the-counter if its auditor is not subject to PCAOB inspections for two consecutive years instead of three thus reducing the time before our securities may be prohibited from trading or being delisted.

On December 16, 2021, the PCAOB issued a determination, under the HFCA Act, on registered public accounting firms headquartered in Hong Kong and the mainland China of the People’s Republic of China that it is unable to inspect or investigate completely. As of this Report, our auditor, YCM CPA Inc. (“YCM”), is not headquartered in China nor Hong Kong and thus is not subject to such determination.

As a firm registered with the PCAOB, YCM is subject to laws in the United States which provide that the PCAOB shall conduct regular inspections to assess the auditor’s compliance with the applicable professional standards. We have no intention of dismissing YCM in the future or engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investor may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China or Hong Kong that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Future developments in respect of increased U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

See also “Item 3D. Risk Factors - Risks Related to Doing Business in China - Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.”

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

Wah Fu Education Group Ltd. is a British Virgin Islands holding company and currently conducts substantially all of our business operations in the PRC through our wholly foreign owned entities (“WFOEs”) incorporated in the PRC and certain business operations through our PRC consolidated variable interest entity (“VIE”) as a subsidiary of our WFOE. Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we rely on a series of contractual arrangements among VIE and its shareholders to operate our online and mobile platforms in China. These contractual arrangements entered into with the VIE allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. These contractual arrangements include exclusive business cooperation agreement, exclusive option agreement, equity interest pledge agreement, power of attorney, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIE and consolidate its operating results in our financial statements under U.S. GAAP. As used in this annual report, , unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Wah Fu” refer to Wah Fu Education Group Limited, a company organized in the British Virgin Islands; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to Wah Fu Education Group Limited and/or its consolidated subsidiaries, other than the variable interest entity, Beijing HuaXiaDadi Digital Information Technology Co. (“Beijing Digital Information”), a PRC company, and its subsidiaries, , unless the context otherwise indicates; and “VIE” refers respectively to the variable interest entity and its subsidiaries, Huafu Wanrun (Guangzhou) Education Technology, Sichuan Huafu Gengyun Education Technology Co., Ltd., Hunan Huafu Haihui Learing Technology Co., Ltd., and Liaoning Huafu Zhongtai Learing Technology Co., Ltd.

Beijing Digital Information holds our Internet Content Provider (“ICP”) license necessary to operate our online platform in China, our domain names, including www.edu-edu.com, our registered trademarks in China and our registered software copyrights that are essential to the Company’s online operation in the PRC. For the year ended March 31, 2022 and 2021, 0.6% and 1.7% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Huaxia Dadi Distance Learning Services Co., Ltd (“Beijing Distance Learning”) for fiscal years ending March 31, 2022 and 2021 since the VIE Agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that we will receive dividends in the near future.

As a result of such series of contractual arrangements, Wah Fu and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor Wah Fu’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in Wah Fu’s ordinary shares are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in Wah Fu, the BVI holding company.

The diagram below shows our corporate structure as of the date of this Amendment, including the WFOEs, the VIE and its subsidiaries. However, investors are cautioned that the enforceability of such VIE Agreements has not been tested in a court of law. Wah Fu conducts operations in China primarily through WFOEs and its subsidiaries in China, including the VIE as a subsidiary of the WFOE. As a result, Wah Fu does not conduct any business on its own. The VIE structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. As a result of such series of contractual arrangements, Wah Fu and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor Wah Fu’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Investors are purchasing an interest in Wah Fu, the BVI holding company.

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

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended March 31, 2020, 2021 and 2022, and selected balance sheet information as of March 31, 2021 and 2022 showing financial information for the parent company Wah Fu Education Group Limited, the WFOE (as defined below) and WFOE’s subsidiaries (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (in dollars). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 5. See also VIE and consolidated financial information in Note 2 of our financial statements.

For the purposes of this section:

●	“parent” refers to Wah Fu Education Group Limited;

●	“WFOE” refers to Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”) and its subsidiaries, Shanghai Xin Fu Network Technology Co., Ltd. and Shanghai Xia Shu Network Technology Co., Ltd, ,Distance Learning’s wholly owned PRC subsidiaries;

●	“VIE and its subsidiaries” refer to Beijing Huaxia Dadi Digital Information Technology Co., Ltd (“Digital Information”) and its subsidiaries which is the Variable Interest Entity (“VIE”) of Distance Learning.

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2022

	Parent	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated
Cash	$1,940,850	$9,304,911	$517,684	$-	$11,763,445
Intercompany receivable	-	3,768,469	-	(3,768,469)	-
Total Current Assets	3,696,329	15,693,617	580,823	(3,768,469)	16,202,300
Total Non-current Assets	298,014	1,357,881	145,711	-	1,801,606
Intercompany payable	254,623	-	3,513,846	(3,768,469)	-
Total Liabilities	585,373	5,064,662	4,112,200	(3,768,469)	5,993,766
Total Shareholders’ Equity	3,408,969	5,215,505	3,385,666	-	12,010,140

*	Intercompany receivable from VIE and intercompany payable to WFOE represented a loan to VIE for working capital purpose.

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2021

	Parent	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated
Cash	$4,074,439	$7,726,334	$253,242	$-	$12,054,015
Intercompany receivable	-	3,649,364	-	(3,649,364)	-
Total Current Assets	4,153,418	14,261,417	267,727	(3,649,364)	15,033,198
Total Non-current Assets	363,104	1,513,842	63,177	-	1,940,123
Intercompany payable	254,623	-	3,394,741	(3,649,364)	-
Total Liabilities	567,717	5,604,341	3,642,203	(3,649,364)	6,164,897
Total Shareholders’ Equity	3,948,805	3,548,320	3,311,299	-	10,808,424

*	Intercompany receivable from VIE and intercompany payable to WFOE represented the loan to VIE for working capital purpose.

Condensed Consolidated Statements of Operations Data

	For the year ended March 31, 2022
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	$10,644,420	$829,928	$-	$11,474,348
Intercompany reveue	-	-	125,088	(125,088)	-
Cost of revenue and ralated tax	-	5,523,308	490,423	-	6,013,731
Cost from intercompany	-	125,088	-	(125,088)	-
Gross Profit	-	5,121,111	339,506	-	5,460,617
Total operating expenses	535,148	3,565,781	318,944	-	4,419,873
Operating Income (expense)	(535,148)	1,555,330	20,562	-	1,040,744
Net Income(expense)	(539,836)	1,406,186	36,181	-	902,531

	For the year ended March 31, 2021
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	$8,000,673	$514,888	$-	$8,515,561
Intercompany reveue	-	10,236	173,589	(183,825)	-
Cost of revenue and ralated tax	-	3,687,770	309,328	-	3,997,098
Cost from intercompany	-	173,589	10,236	(183,825)	-
Gross Profit	-	4,312,903	205,560	-	4,518,463
Total operating expenses	328,698	2,770,879	327,884	-	3,427,461
Operating Income (expense)	(328,698)	1,542,024	(122,324)	-	1,091,002
Net Income(expense)	(273,207)	1,408,097	(114,129)	-	1,020,761

	For the year ended March 31, 2020
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	$5,327,990	$309,380	$-	$5,637,370
Intercompany reveue	-	-	291,163	(291,163)
Cost of revenue and ralated tax	-	2,721,341	665,624	-	3,386,965
Cost from intercompany	-	291,163	-	(291,163)
Gross Profit	-	2,606,649	(356,244)	-	2,250,405
Total operating expenses	425,978	3,019,867	375,744	-	3,821,589
Operating Income (expense)	(425,978)	(413,218)	(731,988)	-	(1,571,184)
Net Income(expense)	(370,820)	(23,214)	(1,247,053)	-	(1,641,087)

Selected Condensed Consolidation Schedule of Cash Flows

	For the year ended March 31, 2022
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(539,836)	$1,406,186	$36,181	$-	$902,531
Intercompany receive	-	-	125,088	(125,088)	-
Intercompany payment	-	(125,088)	-	125,088
Net cash provided by (used in) operating activities	(484,746)	1,307,041	252,880	-	1,075,175

Net cash provided by (used in) investing activities	(1,648,843)	(29,297)	-	-	(1,678,140)

Net cash provided (used in) financing activities	-	(17,657)	-	-	(17,657)
Intercompany receive	-	-	-	-	-
Intercompany payment	-	-	-	-	-

Effect of exchange rate fluctuation on cash	-	318,490	11,562	-	330,052

	For the year ended March 31, 2021
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(273,207)	$1,408,097	$(114,129)	$-	$1,020,761
Intercompany receive	-	4,172	123,939	(128,111)	-
Intercompany payment	-	(123,939)	(4,172)	128,111	-
Net cash provided by (used in) operating activities	(273,207)	2,509,160	92,187	-	2,328,140
				-
Net cash provided by (used in) investing activities	2,458,553	(101,878)	(1,252)	-	2,355,423

Net cash provided by (used in) financing activities	-	11,312	-	-	11,312
Intercompany receive	-	-	-	-	-
Intercompany payment	-	-	-	-	-

Effect of exchange rate fluctuation on cash	-	510,158	15,091	-	525,249

	For the year ended March 31, 2020
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(370,820)	$(23,214)	$(1,247,053)	$-	$(1,641,087)
Intercompany receive		-	226,837	(226,837)	-
Intercompany payment		(226,837)	-	226,837	-
Net cash provided by (used in) operating activities	(346,212)	1,183,714	100,016	-	937,518

Net cash provided by (used in) investing activities	(2,359,608)	(258,014)	(1,477)	-	(2,619,099)

Net cash used in financing activities	4,593,800	257,393	-	-	4,851,193
Intercompany receive	-	-	480,893	(480,893)	-
Intercompany payment	-	(480,893)	-	480,893	-

Effect of exchange rate fluctuation on cash	-	(259,336)	(4,103)	-	(263,439)

Cash and Asset Flows through Our Organization

Wah Fu is a holding company with no operations of its own. We conduct our operations through our subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Wah Fu’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict our PRC subsidiaries’ ability to pay dividends to Wah Fu. In addition, our PRC subsidiaries are permitted to pay dividends to Wah Fu only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $862,323, $529,404 and $437,008 as of March 31, 2022, 2021 and 2020, respectively.

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC subsidiaries to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3.D. Risk Factors- Risks Related to Doing Business in China”

Under PRC law, Wah Fu may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. As of the date of this annual report, there have been no cash flows between Wah Fu and our subsidiaries.

Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between our WOFE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd., and our VIE, Beijing HuaXiaDadi Digital Information Technology Co., a PRC company, and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between the VIE and the WOFE.

	Fiscal Years Ended March 31,
	2020	2021	2022
Cash transferred to VIE from WOFE	$480,893	$-	$-

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

Permissions Required from the PRC Authorities for Our Operations

We have determined that the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in China, where Wah Fu operates, in the future. In addition, in light of the recent statements and regulatory actions by the PRC government, the promulgation of regulations prohibiting foreign ownership of Chinese companies operating in certain industries, which are constantly evolving, and anti-monopoly concerns, we may be subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that the PRC government could disallow our holding company structure, which may result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors. These adverse actions could cause the value of our securities to significantly decline or become worthless.

We also have operations in mainland China and we are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comments, or the Revised Draft, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users (which to be further specified) which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

We have also determined that we, and our subsidiaries, are not currently required to obtain any permission approval or business licenses from the CSRC, the CAC or any other regulatory authority in the PRC for our operations, the trading of our securities on Nasdaq and the offering of our securities to foreign investors. To the extent that if we become subject to such PRC laws in the future, we do not believe we are required to conduct a cybersecurity review because (i) we do not possess a large amount of personal information on more than one million users in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, our operations could be adversely affected, directly or indirectly, by future laws and regulations relating to our business or industry, if we inadvertently conclude that such approvals or permissions are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approvals or permissions in the future. We may be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which could adversely affect the ability of the Company’s securities to continue to trade on Nasdaq, which may cause the value of our securities to significantly decline or become worthless.

There may be further prominent risks associated with Wah Fu’s operations in the PRC. For example, as a U.S.-listed public company with business revenue derived primarily from our in the PRC, we may face heightened scrutiny, criticism and negative publicity, which could result in a material change in our operations and the value of our ordinary shares. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and we may face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in the PRC and the profitability of such business. Therefore, these risks associated with having our operations in the PRC could likely cause the value of our securities to significantly decline or be worthless. Furthermore, these risks would likely result in a material change in our business operations or a complete hinderance of our ability to offer or continue to offer our securities to investors. In addition, changes in Chinese internal regulatory mandates, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), the Anti-Monopoly Law, the Cybersecurity Law and the Data Security Law, may target the Company’s corporate structure and impact our and our subsidiaries’ ability to conduct business in Hong Kong and in Shenzhen, accept foreign investments, or list on an U.S. or other foreign exchange.

The U.S. government, including the SEC, has recently made statements and taken certain actions that may lead to significant changes to U.S. and international relations, and will impact companies with connections to the United States or China. The SEC has issued statements primarily focused on companies with significant China-based operations. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations.

For a detailed description of the risks facing the Company and the risks associated with having our operations in China, please refer to “Item 1A. Risk Factors - Risks Related to Doing Business in China.”

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

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	If we are not able to continue to attract students to purchase our course packages and to increase the spending of our students on our platforms, our business and prospects will be materially and adversely affected.

●	We may not be able to improve the content of our existing courses, develop new courses or services in a timely or cost-effective manner.

●	Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

●	If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

●	If we are not able to continue to engage and retain qualified teachers, we may not be able to maintain consistent teaching quality on our platforms, and our business, financial condition and operating results may be materially and adversely affected.

●	Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

●	If our students’ level of performance deteriorates or satisfaction with our services declines, the students may decide to withdraw from our courses and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and operating results.

●	Our new courses and services may compete with our existing courses and services.

●	If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

●	We may not be able to adopt new technologies important to our business.

●	Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

●	Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their performance in specific courses, a change in requirements or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

●	We may not be able to adopt new technologies important to our business.

●	Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

●	Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their performance in specific courses, a change in requirements or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

●	Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.

●	We may encounter disputes from time to time relating to our use of intellectual property of third parties.

●	Failure to protect confidential information of our teachers, students and other customers against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

●	Our employees may engage in misconduct or other improper activities or misuse our platforms, which could harm our reputation.

●	Allegations, harassment or other detrimental conduct by third parties, as well as the public dissemination of negative, inaccurate or misleading information about us, could harm our reputation and adversely affect the price of our ordinary shares.

●	The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

●	If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

●	Our results of operations are subject to seasonal fluctuations.

●	We have limited insurance coverage for our operations in China, which could expose us to significant costs and business disruption.

●	Any significant interruption in the operations of our customer hotline could adversely affect our ability to respond to potential customers’ inquiries and other service requests in a timely manner.

●	The impact of any kind of epidemic, such as the COVID-19, on our operations, may harm our business.

●	Risks Related to Our Corporate Structure

●	There are certain risks related to our corporate structure which include, but are not limited to, the following:

●	If the PRC government finds that the contractual arrangements that establish the structure for holding our Internet Content Provider (“ICP”) license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with Beijing Digital Information and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	Any failure by Beijing Digital Information or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

●	The shareholders of Beijing Digital Information may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	If Beijing Digital Information becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ordinary shares.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our common stock could decline in value or become worthless.

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business.

●	New legislation or changes in the PRC laws or policies regarding self-taught education may affect our business operations and prospects.

●	Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and security. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

●	Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

●	The operation of Beijing Digital Information may be deemed by relevant PRC government authority to be beyond its authorized business scope. If the relevant PRC government authorities take actions against Beijing Digital Information, our business and operations could be materially and adversely affected.

●	We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

●	We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

●	PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of the IPO to make loans to our PRC subsidiary and PRC consolidated VIE or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

●	Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

●	Governmental control of currency conversion may affect the value of your investment.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Risks Related to Our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to ordinary shares, including, but not limited to, the following:

●	The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.

●	Because we are incorporated under the laws of the British Virgin Islands, we may be required to comply with increased reporting requirements.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

●	The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

●	Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

●	Judgments obtained against us by our shareholders may not be enforceable.

●	We have broad discretion in the use of our cash, including the net proceeds from our IPO, and might not use them effectively.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

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

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our common stock could decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or any of our PRC subsidiary were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of common stock.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we and our subsidiaries are currently not required to obtain permission or approvals from any of the PRC or Hong Kong government or regulatory agencies, we have not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

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

Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade, and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, such as loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries, a foreign invested enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the State Administration of Foreign Exchange (“SAFE’) by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

●	investments through enterprises established for only a few months without substantive operation;

●	investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;

●	investments in targets that are not related to onshore parent’s main business; and

●	investments with abnormal sources of Renminbi funding suspected to be involved in illegal transfer of assets or illegal operation of underground banking.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow. In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

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

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $862,323, $529,404 and $437,008 as of March 31, 2022, 2021 and 2020, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

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

Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. Our auditor, YCM CPA Inc., is not headquartered in China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ordinary shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor’s registration with the PCAOB took effect in February 2021 and it is currently subject to PCAOB inspections. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our offering and we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares, which could materially impair the market for and market price of our ordinary shares.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We began our operations in December 1999 through Beijing Distance Learning, a company formed under the laws of PRC. Beijing Distance Learning was formed to engage in the business of online training for self-taught higher education examination in Beijing. In July 2012, we formed Wah Fu Education Group Limited under the laws of the British Virgin Islands as an offshore holding company under the former name “Wah Fu Trade Limited”, which was changed to our current name in 2016. In May 2016, we established our wholly-owned Hong Kong subsidiary, Wah Fu Education Holding Limited, which had been dissolved in April 2021. We conduct our business through our subsidiaries and affiliated entities in China, which are described below. Through contractual arrangements described below, we control 100% of Beijing Digital Information. These contractual arrangements allow us to effectively control and derive 100% of the economic interest from Beijing Digital Information.1 In addition, we directly own equity interest of a number of PRC entities. Below is a list of our operating subsidiaries and variable interest entity:

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

Continuous Expansion to Online Non-Diploma Education Courses and Adult Continuing Higher Education Courses

Online non-diploma education courses

As of now, most of our online courses are provided to self-taught learners and college students pursuing higher education degrees. We are also exploring non-diploma education courses and professional development courses for qualification certificates. For example, we have completed development of online courses for the “National Teacher Certificate Examination”. Due to the COVID-19 pandemic and China’s related control measures, home working and learning have accelerated the development of online non-diploma education and training. There are more competitors who have joined the field of non-diploma education and training. We will continue to develop more online courses and improve service capability to enhance our competitiveness.

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

Further, we have also determined that we, and our subsidiaries, are not currently required to obtain any permission approval or business licenses from the CSRC, the CAC or any other regulatory authority in the PRC for our operations, the trading of our securities on Nasdaq and the offering of our securities to foreign investors. To the extent that if we become subject to such PRC laws in the future, we do not believe we are required to conduct a cybersecurity review because (i) we do not possess a large amount of personal information on more than one million users in our business operations ; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, our operations could be adversely affected, directly or indirectly, by future laws and regulations relating to our business or industry, if we inadvertently conclude that such approvals or permissions are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approvals or permissions in the future. We may be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which could adversely affect the ability of the Company’s securities to continue to trade on Nasdaq, which may cause the value of our securities to significantly decline or become worthless.

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

On July 24, 2021, the General Office of the State Council and the General Office of the Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and Off-campus Training on Students in Compulsory Education Stage, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, or joining franchise or variable interest entities. Any violation of the foregoing shall be rectified.

Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public places and residential areas; (iv) the provision of overseas education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (viii) no more approvals of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students on grades ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grades ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects. The Guidelines for Classification and Identification of Off-campus Training Programs in Compulsory Education issued in November 2021 by the General Office of MOE further clarifies that off-campus training will be classified as academic subject training if the following criteria are met: (i) the courses are guided by subject knowledge and skills training, and aiming at improving academic performance of the subject; (ii) the training contents mainly involve subjects such as ethics and the rule of law, Chinese, history, geography, mathematics, foreign languages (English, Japanese, Russian), physics, chemistry, biology, etc.; (iii) the training is carried out by way of teachers (including virtual image, artificial intelligence, etc.) teaching, demonstration and interaction, with emphasis on aspects of knowledge explanation, listening, speaking, reading, writing and arithmetic and other subject ability training, and the main process include preview, teaching and review exercises, and as the main process form; (iv) the evaluation of students focuses on screening and selection, and takes academic performance and examination results as the main evaluation basis.

On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which, among other things, provide that: (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among other requirements, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; and (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 9, 2021, the General Office of MOE and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

The Announcement on Regulating Non-academic Off-campus Tutoring published by the MOE, the NDRC and the SAMR on March 3, 2022, provides that, among other requirements, (i) non-academic off-campus tutoring institutions should operate in accordance with principles of fairness, legality and good faith, and determine tuition fees reasonably. Information such as the course subject, course length, charge items and standard should be transparent to the public; (ii) non-academic off-campus tutoring institutions should use the standard contract on Off-campus Tutoring Services for Primary and Secondary School Students (Template) and are prohibited from price fraud and unfair-competition activities, such as fictitious original prices, false discounts, false publicity, etc., and monopolistic behaviors should be prevented and stopped; (iii) prepaid tuition fees should be deposited into a special account of the non-academic off-campus tutoring institutions and courses for primary and secondary school students should not be paid through loans; and (iv) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months.

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

On April 23, 2019, the Standing Committee of the National People’s Congress promulgated the latest amendment of Trademark Law, which came into effect on November 1, 2019. Compared to the currently effective Trademark Law, the latest amendment of Trademark Law additionally provides that, among other things, (i) an application for registration of a malicious trademark not for use shall be rejected and (ii) those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines according to the circumstances; those who file trademark lawsuits maliciously shall be punished by the people’s court according to applicable laws.

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

Transfer of Cash through our Organization

Wah Fu can transfer cash to its subsidiaries through capital contributions and/or intercompany loans, and Wah Fu’s subsidiaries can transfer cash to Wah Fu through dividends or other distributions and/or intercompany loans. Additionally, Wah Fu’s subsidiaries can transfer cash to the VIE through loans, service fees and the VIE can transfer cash to Wah Fu as service fees under the VIE Agreements and/or through loans. We intend to settle amounts owed under the VIE Agreements. The aforesaid transactions including capital injection and loans, would be eliminated upon consolidation.

Our cash primarily consists of cash on hand and cash in banks in the PRC and Hong Kong, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2022 and March 31, 2021, we had approximately $11.8 million and $12.1 million of cash in bank, respectively, and had no outstanding bank loans or third party loans due. Funds are transferred between our WFOE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”) and Distance Learning’s subsidiaries, including Shanghai Xin Fu Network Technology Co., Ltd. and Shanghai Xia Shu Network Technology Co., Ltd, and the VIE for their daily operation purposes.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIE, see “Item 3.D. Risk Factors- Risks Related to Doing Business in China”

We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

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

Cash and Asset Flows through Our Organization

Wah Fu is a holding company with no operations of its own. We conduct our operations through our subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Wah Fu’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict our PRC subsidiaries’ ability to pay dividends to Wah Fu. In addition, our PRC subsidiaries are permitted to pay dividends to Wah Fu only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $862,323, $529,404 and $437,008 as of March 31, 2022, 2021 and 2020, respectively.

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC subsidiaries to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3.D. Risk Factors- Risks Related to Doing Business in China”

Under PRC law, Wah Fu may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. As of the date of this annual report, there have been no cash flows between Wah Fu and our subsidiaries.

Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between our WOFE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd., and our VIE, Beijing HuaXiaDadi Digital Information Technology Co., a PRC company, and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between the VIE and the WOFE.

	Fiscal Years Ended March 31,
	2020	2021	2022
Cash transferred to VIE from WOFE	$480,893	$-	$-

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

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

WAH FU EDUCATION GROUP LIMITED

Date: March 23, 2023	/s/ Yang Yu
	Name:	Yang Yu
	Title:	Chairman of the Board of Directors

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

PCAOB ID 6781

Irvine, California

August 1, 2022 except for Note 2, as to which the date is March 23, 2023

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

As of March 31, 2022 and 2021, accounts receivable aging less than 3 months were $1,708,364 and $1,253,997, accounts receivable aging more than 3 months and less than 12 months were $3,244 and $449,343 respectively, accounts receivable aging more than 12 months were $822 and $216,039, respectively.

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

The Company’s contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company’s unsatisfied performance obligations as of March 31, 2022 and 2021. This is primarily composed of revenue for online course tuition received in advance from B2C services and B2B2C services. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. Normally, the deferred revenue for B2C service is recognized as revenue within 6 months. However, we have treated deferred revenue for B2B2C with a longer recognition period which will be recognized from 6 months to 5 years.

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