Form 20-F/A
period 2022-03-31
Wah Fu Education Group Ltd
filed 2023-05-01
CIK 1716770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

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

Yes ☐   No ☒

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F (this “Amendment”) amends the Annual Report on Form 20-F of Wah Fu Education Group Ltd. (the “Company,” “we,” and “our”) for the year ended March 31, 2022, which was originally filed with the U.S. Securities and Exchange Commission on August 1, 2022 (the “Original Filing”), and was amended by Amendment No. 1 to the Original Filing on March 24, 2023 (the “Amendment No. 1”).

The Company is filing this Amendment for the purpose of disclosing certain legal and operational risks and potential impact on the Company associated with having substantially all of its operations conducted by its operating entities in China, additional legal, regulatory and enforcement risks that may apply to investments in the Company and updating disclosure concerning the opinion of PRC counsel in connection with permits and licenses required by PRC regulatory authorities for the Company’s PRC subsidiaries. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is filing the certifications required under the Sarbanes-Oxley Act of 2002.

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing and Amendment No. 1. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing and Amendment No. 1, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

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

In addition, as Wah Fu conducts substantially all of its operations in China through wholly owned foreign enterprises (“WFOEs”) in China, it is subject to legal and operational risks associated with having substantially all of its operations in China, which risks could result in a material change in Wah Fu’s operations and/or the value of the securities Wah Fu has registered for sale or could significantly limit or completely hinder Wah Fu’s ability to offer or continue to offer Wah Fu’s securities to investors and cause the value of Wah Fu’s securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement As of the date of this Amendment, as advised by our PRC legal counsel, Beijing Haotai Law Firm, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Further, as of the date of this Amendment, as advised by our PRC legal counsel, Beijing Haotai Law Firm, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities.   However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have either on the WFOEs’ or VIE’s daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, the WFOEs, the VIE or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., BVI or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect Wah Fu’s business and results of operations. See “Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in China” beginning for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of Wah Fu’s securities.

Transfer of Cash through our Organization

Wah Fu can transfer cash to its subsidiaries through capital contributions and/or intercompany loans, and Wah Fu’s subsidiaries can transfer cash to Wah Fu through dividends or other distributions and/or intercompany loans. Additionally, Wah Fu’s subsidiaries can transfer cash to the VIE through loans, service fees and the VIE can transfer cash to Wah Fu as service fees under the VIE agreements ( the “VIE Agreements”) and/or through loans. We intend to settle amounts owed under the VIE Agreements. The aforesaid transactions including capital injection and loans, would be eliminated upon consolidation.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

Wah Fu Education Group Ltd. is a British Virgin Islands holding company and currently conducts substantially all of our business operations in the PRC through our wholly foreign owned entities (“WFOEs”) incorporated in the PRC and certain business operations through the PRC consolidated variable interest entity (“VIE”) as a subsidiary of our WFOE. Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we rely on a series of contractual arrangements among VIE and its shareholders to operate our online and mobile platforms in China. These contractual arrangements entered into with the VIE allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. These contractual arrangements include exclusive business cooperation agreement, exclusive option agreement, equity interest pledge agreement, power of attorney, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIE and consolidate its operating results in our financial statements under U.S. GAAP. As used in this annual report, , unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Wah Fu” refer to Wah Fu Education Group Limited, a company organized in the British Virgin Islands; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to Wah Fu Education Group Limited and/or its consolidated subsidiaries, other than the variable interest entity, Beijing HuaXiaDadi Digital Information Technology Co. (“Beijing Digital Information”), a PRC company, and its subsidiaries, , unless the context otherwise indicates; and “VIE” refers respectively to the variable interest entity and its subsidiaries, Huafu Wanrun (Guangzhou) Education Technology, Sichuan Huafu Gengyun Education Technology Co., Ltd., Hunan Huafu Haihui Learing Technology Co., Ltd., and Liaoning Huafu Zhongtai Learing Technology Co., Ltd.

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

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such cash may not be available to fund operations or for other use outside of the PRC/Hong Kong due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC/Hong Kong subsidiaries to transfer cash outside of the PRC/Hong Kong. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3.D. Risk Factors- Risks Related to Doing Business in China”

Under PRC law, Wah Fu may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. As of the date of this annual report, there have been no cash flows between Wah Fu and our subsidiaries.

Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between our WOFE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd., and the VIE, Beijing HuaXiaDadi Digital Information Technology Co., a PRC company, and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between the VIE and the WOFE.

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

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations, subject to its change, our business, financial condition or results of operations may be materially impacted. As of the date of this report, as advised by our PRC legal counsel, Beijing Haotai Law Firm, currently there has not been any laws and regulations that have such material impact. However, there is no assurance that there will not be any changes in the economic, political and legal environment in China, where Wah Fu operates, in the future. In addition, in light of the recent statements and regulatory actions by the PRC government, the promulgation of regulations prohibiting foreign ownership of Chinese companies operating in certain industries, which are constantly evolving, and anti-monopoly concerns, we may be subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that the PRC government could disallow our holding company structure, which may result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors. These adverse actions could cause the value of our securities to significantly decline or become worthless.

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

As advised by our PRC legal counsel, Beijing Haotai Law Firm, as of the date of this report, other than those requisite for a domestic company in China to engage in the businesses similar to ours, we are not required to obtain any permission or approvals from the PRC authorities, including the CSRC, the CAC or any other governmental authority that is required to approve our operations. We and our subsidiaries, and the VIEs have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiary, the VIEs and their subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Shanghai Xin Fu Network Technology Co., Ltd	Business License	Market Supervision Bureau of Shanghai Pilot Free Trade Zone	July 20, 2015 - July 19, 2045
Shanghai Xia Shu Network Technology Co., Ltd	Business License	Market Supervision Bureau of Shanghai Chongming District	April 29, 2016 - April 28, 2026
Beijing Huaxia Dadi Distance Learning Services Co., Ltd.	Business License	Market Supervision Bureau of Beijing Economic and Technological Development Zone	December 23, 1999 - December 22, 2039
Huaxia MOOC(Hubei)Network Technology Co., Ltd	Business License	Market Supervision Bureau of Wuhan Donghu New Technology Development Zone	March 15, 2017 - March 15, 2047
Nanjing Suyun Education Technology Co., Ltd.	Business License	Administrative Approval Bureau of Nanjing Gulou District	March 8, 2017 - Long-term
Fuzhou Huafu MingjiaoTechnology Co., Ltd.	Business License	Market Supervision Bureau of Fuzhou Gulou District	May 21, 2018 -05-21 - May 20, 2068
Beijing HuaXiaDaDi Digital Information Technology Co., Ltd.	Business License	Market Supervision Bureau of Beijing Economic and Technological Development Zone	September 14, 2000 - Long-term
Huafu Wanrun (Guangzhou) Education Technology Co., Ltd	Business License	Market Supervision Bureau of Guangzhou Yuexiu District	October 21, 2019 - Long-term
Sichuan Huafu GengyunEducation Technology Co., Ltd	Business License	Market Supervision Bureau of Chengdu Chenghua District	November 8, 2019 - Long-term
Hunan Huafu Haihui Learing Technology Co., Ltd.	Business License	Market Supervision Bureau of Chengdu Chenghua District	June 15, 2015 - June 14, 2065

As of the date of this report, as advised our PRC legal counsel, Beijing Haotai Law Firm, none of us nor our PRC subsidiary, the VIEs and their subsidiaries are currently required to obtain any permission approval or licenses from the CSRC, the CAC, the trading of our securities on Nasdaq and the offering of our securities to foreign investors, or any other governmental agency that is required to approve our or our subsidiaries’ operations. While the businesses of our subsidiaries in the RPC are subject to cybersecurity review with the CAC, however, as advised by our PRC legal counsel, Beijing Haotai Law Firm, we do not believe we are required to conduct a cybersecurity review because (i) we do not possess a large amount of personal information on more than one million users in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, our operations could be adversely affected, directly or indirectly, by future laws and regulations relating to our business or industry, if we inadvertently conclude that such approvals or permissions are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approvals or permissions in the future. We may be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which could adversely affect the ability of the Company’s securities to continue to trade on Nasdaq, which may cause the value of our securities to significantly decline or become worthless.

Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 1A. Risk Factors—Risks Related to Our Business—Risks Related to Doing Business in China”

There may be further prominent risks associated with Wah Fu’s operations in the PRC. For example, as a U.S.-listed public company with business revenue derived primarily from our in the PRC, we may face heightened scrutiny, criticism and negative publicity, which could result in a material change in our operations and the value of our ordinary shares. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and we may face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in the PRC and the profitability of such business. Therefore, these risks associated with having our operations in the PRC could likely cause the value of our securities to significantly decline or be worthless. Furthermore, these risks would likely result in a material change in our business operations or a complete hinderance of our ability to offer or continue to offer our securities to investors. In addition, changes in Chinese internal regulatory mandates, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), the Anti-Monopoly Law, the Cybersecurity Law and the Data Security Law, may target the Company’s corporate structure and impact our and our subsidiaries’ ability to conduct business in Hong Kong and in Shenzhen, accept foreign investments, or list on an U.S. or other foreign exchange.

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

We are a British Virgin Islands company and our PRC subsidiary, Beijing Distance Learning is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we operate our website, www.edu-edu.com, through the VIE, Beijing Digital Information, which holds our ICP License for www.edu-edu.com. Beijing Digital Information is 51.5% owned by Yang Yu and 48.5% owned by Xinghui Yang. All shareholders of Beijing Digital Information are PRC citizens. We entered into a series of contractual arrangements with Beijing Digital Information and its shareholders, which enable us to:

●	exercise effective control over Beijing Digital Information;

●	receive substantially all of the economic benefits; and

●	have an exclusive option to purchase all or part of the equity interests in Beijing Digital Information when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Digital Information and treat it as our PRC consolidated VIE under U.S. GAAP for accounting purposes. We consolidate the financial results of Beijing Digital Information in our consolidated financial statements in accordance with U.S. GAAP.

Beijing Haotai Law Firm, our PRC legal counsel, is of the opinion that (i) the ownership structure of Shanghai Xin Fu and Beijing Distance Learning will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Beijing Digital Information and Beijing Distance Learning and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. Our PRC legal counsel is also of the opinion that there are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over the consolidated VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the consolidated VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

In addition, the Draft Foreign Investment Law does not indicate what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the online education industry, in which the VIE operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “catalogue of special administrative measures” to be issued. If the enacted version of the Foreign Investment Law and the final “catalogue of special administrative measures” mandate further actions, such as the MOC market entry clearance, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial, contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our PRC subsidiary and the VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiary and the VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise. All designated legal representatives of our PRC subsidiary and the VIE have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the department heads of the legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our PRC subsidiary and the consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

The shareholders of Beijing Digital Information may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have designated individuals who are PRC nationals to be the shareholders of Beijing Digital Information. Beijing Digital Information is owned by Yang Yu and Xinghui Yang. The interests of these individuals as the shareholders of Beijing Digital Information may differ from the interests of the Company as a whole. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and Beijing Digital Information, which would have a material and adverse effect on our ability to effectively control Beijing Digital Information. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiary, Beijing Distance Learning, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Beijing Distance Learning to adjust its taxable income under the contractual arrangements it currently has in place with the VIE in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.”

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary and the VIE do not represent an arm’s-length price and adjust the VIEs income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIE, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to the VIE for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

If Beijing Digital Information becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ordinary shares.

To comply with PRC laws and regulations relating to foreign ownership restrictions in the online value-added telecommunications business, we hold our ICP license through contractual arrangements with Beijing Digital Information, the VIE, as well as its shareholders. As part of these arrangements, Beijing Digital Information holds assets that are important to the operation of our business.

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

As advised by our PRC legal counsel, Beijing Haotai Law Firm, we currently have not received any notice or administrative order which require the Company to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or any of our PRC subsidiary were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of common stock.

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

We operate online platforms that provide online educational courses to students through the internet, and both of our PRC subsidiary and the VIE are registered with Beijing AIC as commercial enterprises. As such, we believe the provisions of the Private Education Law and its implementing rules, including without limitation, the requirement for obtaining a private school operating permit, are not applicable to us. However, as the laws and regulations are new, it is unclear that how these laws and regulations will be explained and implemented and we cannot assure you that the competent PRC governmental authorities will not ultimately take a view contrary to our opinion. Moreover, because there is no further official or publicly-available interpretation of the definition of “private schools”, there are uncertainties with regard to whether our business currently conducted in PRC will be deemed by the relevant PRC governmental authorities to be “private schools” as defined under the relevant PRC laws and regulations. If our business conducted in PRC is deemed as operating private schools, we may be required to register our PRC entity as a private school with education or training-related items included into its approved business scope. Beijing Digital Information is registered with Beijing AIC as a limited liability company, and its current registered business scope only includes “education consulting” and “computer technology training,” without “training” or any other education or training-related items. However, we cannot assure you that we will not be subject to any penalties in the future. If the relevant PRC government authorities discover or determine that Beijing Digital Information operates beyond its authorized business scope, Beijing Digital Information may be ordered to complete the registration for change of business scope within a given period, failing which Beijing Digital Information is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation if the relevant authorities determine that Beijing Digital Information is operating without any approval or permit required.

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

Furthermore, if our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiary’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of the VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We began our operations in December 1999 through Beijing Distance Learning, a company formed under the laws of PRC. Beijing Distance Learning was formed to engage in the business of online training for self-taught higher education examination in Beijing. In July 2012, we formed Wah Fu Education Group Limited under the laws of the British Virgin Islands as an offshore holding company under the former name “Wah Fu Trade Limited”, which was changed to our current name in 2016. In May 2016, we established our wholly-owned Hong Kong subsidiary, Wah Fu Education Holding Limited, which had been dissolved in April 2021. We conduct our business through our subsidiaries and affiliated entities in China, which are described below. Through contractual arrangements described below, we control 100% of Beijing Digital Information. These contractual arrangements allow us to effectively control and derive 100% of the economic interest from Beijing Digital Information under U.S. GAAP, provided, however we are the primary beneficiary of the VIE for accounting purposes. In addition, we directly own equity interest of a number of PRC entities. Below is a list of our operating subsidiaries and variable interest entity:

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

Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we operate our online platform through Beijing Digital Information, the PRC consolidated variable interest entity (“VIE”). Beijing Digital Information holds our ICP license necessary to operate our online platform in China, our domain names, including www.edu-edu.com, our registered trademarks in China and our registered software copyrights that are essential to the Company’s online operation in PRC. We rely on a series of contractual arrangements among Beijing Digital Information and its shareholders to operate our online and mobile platforms in China. These contractual arrangements enable us to:

●	exercise effective control over Beijing Digital Information;

●	receive substantially all of the economic benefits of Beijing Digital Information in consideration for the services provided by us; and

●	have an exclusive option to purchase all of the equity interests in Beijing Digital Information when and to the extent permitted under PRC law.

We do not own equity interests in Beijing Digital Information. However, as a result of these contractual arrangements, we are the primary beneficiary of Beijing Digital Information and treat it as our consolidated VIE under U.S. GAAP. We depend upon dividends and other distributions paid to us by our PRC subsidiaries, primarily Beijng Distance Learning. Beijing Distance Learning partially relies on service fees paid by our variable interest entity Beijing Digital Information. For the year ended March 31, 2022 and 2021, 0.6% and 1.7% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Distance Learning for fiscal years ending March 31, 2022 and 2021 since the VIE agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that these levels will continue in the future.

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

The following is a summary of the contracts by and among our subsidiary Beijing Distance Learning, the VIE Beijing Digital Information, and the shareholders of Beijing Digital Information; each of which is currently in full force and effect.

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

Our operations in China are governed by PRC laws and regulations. As of the date of this report, as advised by our PRC legal counsel, Beijing Haotai Law Firm, none of us nor our PRC subsidiary, the VIEs and their subsidiaries are currently required to obtain any permission approval or licenses from the CSRC, the CAC, the trading of our securities on Nasdaq and the offering of our securities to foreign investors, or any other governmental agency that is required to approve our or our subsidiaries’ operations. While the businesses of our subsidiaries in the RPC are subject to cybersecurity review with the CAC, however, as advised by our PRC legal counsel, Beijing Haotai Law Firm, we do not believe we are required to conduct a cybersecurity review because (i) we do not possess a large amount of personal information on more than one million users in our business operations ; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, our operations could be adversely affected, directly or indirectly, by future laws and regulations relating to our business or industry, if we inadvertently conclude that such approvals or permissions are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approvals or permissions in the future.   We may be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which could adversely affect the ability of the Company’s securities to continue to trade on Nasdaq, which may cause the value of our securities to significantly decline or become worthless.

Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 1A. Risk Factors—Risks Related to Our Business—Risks Related to Doing Business in China”.

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

Accounts receivable aging consisted of the following:

	As of March 31, 2022	As of March 31, 2021
Less than 3 months	$1,716,641	$1,257,643
More than 3 months and less than 12 months	6,458	468,406
More than 12 months	1,112,074	886,969
Less: allowance for doubtful accounts	(1,122,743)	(693,639)
Total accounts receivable, net	$1,712,430	$1,919,379

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

Online education service

The online education services provided by the Company to its customers are an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription service period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately. Therefore, the Company’s contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. The Company typically satisfy the performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscriptions expire. The subscription period for a majority of the online education services is six months or less. Students can access to the courses anytime during the subscription period. The online education services include online education cloud services (“B2B2C”), which are provided through educational institutions to individual students, the study period depends on the student’s universities and college degree length which ranges from 6 months to 5 years, and online training services (“B2C”), which are provided to students directly, has period of 6 months. B2C services can be cancelled and is refundable no later than 24 hours after enrollment. B2B2C services cannot be cancelled and is not refundable after enrollment. All estimates are based on the Company historical experience, complete satisfaction of the performance obligation, and the Company best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

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

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such cash may not be available to fund operations or for other use outside of the PRC/Hong Kong due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC/Hong Kong subsidiaries to transfer cash outside of the PRC/Hong Kong. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3.D. Risk Factors- Risks Related to Doing Business in China”

Under PRC law, Wah Fu may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. As of the date of this annual report, there have been no cash flows between Wah Fu and our subsidiaries.

Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between our WOFE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd., and the VIE, Beijing HuaXiaDadi Digital Information Technology Co., a PRC company, and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between the VIE and the WOFE.

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

WAH FU EDUCATION GROUP LIMITED

Date: May 1, 2023	/s/ Yang Yu
	Name:	Yang Yu
	Title:	Chairman of the Board of Directors

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

PCAOB ID 6781

Irvine, California

August 1, 2022 except for Note 2, as to which the date is April [   ], 2023

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

Accounts receivable aging consisted of the following:

	As of March 31, 2022	As of March 31, 2021
Less than 3 months	$1,716,641	$1,257,643
More than 3 months and less than 12 months	6,458	468,406
More than 12 months	1,112,074	886,969
Less: allowance for doubtful accounts	(1,122,743)	(693,639)
Total accounts receivable, net	$1,712,430	$1,919,379

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

Online education service

The online education services provided by the Company to its customers are an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription service period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately. Therefore, the Company’s contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. The Company typically satisfies its performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscriptions expire. The subscription period for a majority of the online education services is six months or less. Customer/student can access to the courses. anytime during the subscription period. The online education services include online education cloud services (“B2B2C”), which are provided through educational institutions to individual students, the study period which depends on their universities and college and usually ranges from 6 months to 5 years. On the other hand, online training services (“B2C”), which are provided to students directly, and the valid period for the B2C is 6 months. B2C services can be cancelled and is refundable no later than 24 hours after enrollment. B2B2C services cannot be cancelled and is not refundable after enrollment. All estimates are based on the Company’s historical experience, complete satisfaction of the performance obligation, and the Company’s best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

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

The Company’s contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company’s unsatisfied performance obligations as of March 31, 2022 and 2021. This is primarily composed of revenue for online course tuition received in advance from B2C services and B2B2C services. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. For B2C services, the students are able to choose the courses they require on our platform and the valid period for the courses are for 6 months. Thus, the deferred revenue for B2C service is recognized as revenue within 6 months. However, we have treated deferred revenue for B2B2C with a longer recognition period which will be recognized from 6 months to 5 years. Such variance in B2B2C recognition of deferred revenue is due to a student’s university and college degree length; this ranges from 6 months to 5 years, and online training services, which are provided to students directly, has period of 6 months.

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