Form 20-F
period 2023-03-31
Wah Fu Education Group Ltd
filed 2023-07-31
CIK 1716770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

Xicheng District, Beijing, China 100088

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 31, 2023 was: 4,410,559 ordinary shares, par value $0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2023, the cash buying rate announced by the People’s Bank of China was RMB 6.87 to $1.00.

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

In addition, as Wah Fu conducts substantially all of its operations in China through wholly owned foreign enterprises (“WFOEs”) in China, it is subject to legal and operational risks associated with having substantially all of its operations in China, which risks could result in a material change in Wah Fu’s operations and/or the value of the securities Wah Fu has registered for sale or could significantly limit or completely hinder Wah Fu’s ability to offer or continue to offer Wah Fu’s securities to investors and cause the value of Wah Fu’s securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement As of the date of this report, as advised by our PRC legal counsel, Beijing Haotai Law Firm, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Further, as of the date of this report, as advised by our PRC legal counsel, Beijing Haotai Law Firm, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities.   However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have either on the WFOEs’ or VIE’s daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, the WFOEs, the VIE or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., BVI or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect Wah Fu’s business and results of operations. See “Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in China” beginning for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of Wah Fu’s securities.

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

Our cash primarily consists of cash on hand and cash in banks in the PRC and Hong Kong, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2023 and March 31, 2022, we had approximately $12.6 million and $11.8 million of cash in banks, respectively, and had no outstanding bank loans or third party loans due. Funds are transferred between our WFOE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”), and Distance Learning’s subsidiaries, including Shanghai Xin Fu Network Technology Co., Ltd. and Shanghai Xia Shu Network Technology Co., Ltd, and the VIE for their daily operation purposes.

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

Beijing Digital Information holds our Internet Content Provider (“ICP”) license necessary to operate our online platform in China, our domain names, including www.edu-edu.com, our registered trademarks in China and our registered software copyrights that are essential to the Company’s online operation in the PRC. For the year ended March 31, 2023 and 2022, 5.2% and 0.6% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Huaxia Dadi Distance Learning Services Co., Ltd (“Beijing Distance Learning”) for fiscal years ending March 31, 2023 and 2022 since the VIE Agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that we will receive dividends in the near future.

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

The diagram below shows our corporate structure as of the date of this report, including the WFOEs, the VIE and its subsidiaries. However, investors are cautioned that the enforceability of such VIE Agreements has not been tested in a court of law. Wah Fu conducts operations in China primarily through WFOEs and its subsidiaries in China, including the VIE as a subsidiary of the WFOE. As a result, Wah Fu does not conduct any business on its own. The VIE structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. As a result of such series of contractual arrangements, Wah Fu and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor Wah Fu’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Investors are purchasing an interest in Wah Fu, the BVI holding company.

Yu Yang
于洋
100%
Yang Xinghui
杨兴晖
50%
Yang Xinghui
杨兴晖
100%
Yu Yang
于洋
Yang Xinghui
杨兴晖
51.5%
48.5%
HFGFR INC.
Marshall
50%
Silver Thousand International
银禧国际有限公司
BVI
River Business Limited
海通有限公司
BVI
46.5%
10%
43.5%
Wah Fu Education Group Limited
华富教育集团有限公司
BVI
100%
100%
Shanghai Xin Fu Network Technology Co.,Ltd
上海馨富网络科技有限公司
Beijing Huaxia Dadi Distance Learning Services Co.,Ltd.
北京华夏大地远程教育网络服务有限公司
VIE
Beijing HuaXiaDaDi Digital Information Technology Co., Ltd.
北京华夏大地数码信息技术有限公司
100%
Shanghai Xia Shu Network Technology Co.,Ltd
上海夏书网络科技有限公司
60%
70%
75%
Huafu Wanrun (Guangzhou) Education Technology Co., Ltd
华富万润（广州）教育科技有限公司
Sichuan Huafu GengyunEducation Technology Co., Ltd
四川华富耕云教育科技有限公司
Hunan Huafu Haihui Learing Technology Co.,Ltd.
湖南华富海辉教育技术有限公司
71%
70%
51%
65%
55%
Huaxia MOOC(Hubei)Network Technology Co., Ltd
华夏慕课（湖北）网络技术有限公司
Nanjing Suyun Education Technology Co., Ltd.
南京苏云教育科技有限公司
Guizhou Huafu Qianyun Network Technology Co., Ltd.
贵州华富黔云网络科技有限公司
Fuzhou Huafu Mingjiao Technology Co., Ltd.
福州华富闽教科技有限公司
Chongqing Huafu Yuyun Network Technology Co.,Ltd
重庆华富渝云网络科技有限公司

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

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended March 31, 2021, 2022 and 2023, and selected balance sheet information as of March 31, 2022 and 2023 showing financial information for the parent company Wah Fu Education Group Limited, the WFOE (as defined below) and WFOE’s subsidiaries (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (in dollars). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 6. See also VIE and consolidated financial information in Note 2 of our financial statements.

For the purposes of this section:

●	“parent” refers to Wah Fu Education Group Limited;

●	“WFOE” refers to Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”) and its subsidiaries, Shanghai Xin Fu Network Technology Co., Ltd. and Shanghai Xia Shu Network Technology Co., Ltd, ,Distance Learning’s wholly owned PRC subsidiaries;

●	“VIE and its subsidiaries” refer to Beijing Huaxia Dadi Digital Information Technology Co., Ltd (“Digital Information”) and its subsidiaries which is the Variable Interest Entity (“VIE”) of Distance Learning.

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2023

	Parent	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated
Cash	$1,511,208	$10,672,724	$383,531	$-	$12,567,463
Intercompany receivable	-	3,410,858	-	(3,410,858)	-
Total Current Assets	3,273,187	15,703,162	430,150	(3,410,858)	15,995,641
Total Non-current Assets	298,014	1,227,671	16,866	-	1,542,551
Intercompany payable	254,623	-	3,156,235	(3,410,858)	-
Total Liabilities	596,707	3,913,679	3,408,681	(3,410,858)	4,508,209
Total Shareholders’ Equity	2,974,494	13,017,155	(2,961,665)	-	13,029,983

*	Intercompany receivable from VIE and intercompany payable to WFOE represented a loan to VIE for working capital purpose.

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2022

	Parent	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated
Cash	$1,940,850	$9,304,911	$517,684	$-	$11,763,445
Intercompany receivable	-	3,768,469	-	(3,768,469)	-
Total Current Assets	3,696,329	15,693,617	580,823	(3,768,469)	16,202,300
Total Non-current Assets	298,014	1,357,881	145,711	-	1,801,606
Intercompany payable	254,623	-	3,513,846	(3,768,469)	-
Total Liabilities	585,373	5,064,662	4,112,200	(3,768,469)	5,993,766
Total Shareholders’ Equity	3,408,969	1,987,072	(3,385,666)	-	1,672,443

*	Intercompany receivable from VIE and intercompany payable to WFOE represented a loan to VIE for working capital purpose.

Condensed Consolidated Statements of Operations Data

	For the year ended March 31, 2023
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	$9,984,110	$708,503	$-	$10,692,613
Intercompany revenue	-	-	149,211	(149,211)	-
Cost of revenue and related tax	-	4,703,711	301,999	-	5,005,710
Cost from intercompany	-	149,211	-	(149,211)	-
Gross Profit	-	5,280,399	406,504	-	5,686,903
Total operating expenses	451,123	2,920,758	303,054	-	3,674,935
Operating Income (expense)	(451,123)	2,359,641	103,450	-	2,011,968
Net Income(expense)	(434,476)	1,924,253	119,846	-	1,609,623

	For the year ended March 31, 2022
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	$10,644,420	$829,928	$-	$11,474,348
Intercompany revenue	-	-	125,088	(125,088)	-
Cost of revenue and related tax	-	5,523,308	490,423	-	6,013,731
Cost from intercompany	-	125,088	-	(125,088)	-
Gross Profit	-	5,121,111	339,506	-	5,460,617
Total operating expenses	535,148	3,565,781	318,944	-	4,419,873
Operating Income (expense)	(535,148)	1,555,330	20,562	-	1,040,744
Net Income(expense)	(539,836)	1,406,186	36,181	-	902,531

	For the year ended March 31, 2021
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	$8,000,673	$514,888	$-	$8,515,561
Intercompany revenue	-	10,236	173,589	(183,825)	-
Cost of revenue and related tax	-	3,687,770	309,328	-	3,997,098
Cost from intercompany	-	173,589	10,236	(183,825)	-
Gross Profit	-	4,312,903	205,560	-	4,518,463
Total operating expenses	328,698	2,770,879	327,884	-	3,427,461
Operating Income (expense)	(328,698)	1,542,024	(122,324)	-	1,091,002
Net Income(expense)	(273,207)	1,408,097	(114,129)	-	1,020,761

Selected Condensed Consolidation Schedule of Cash Flows

	For the year ended March 31, 2023
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(434,476)	$1,987,073	$119,846	$-	1,672,443
Intercompany receive	-		73,269	(73,269)	-
Intercompany payment	-	(73,269)	-	73,269	-
Net cash provided by (used in) operating activities	(429,642)	2,131,273	(89,131)	-	1,612,500

Net cash provided by (used in) investing activities	-	42,313	(5,437)	-	36,876

Net cash provided (used in) financing activities		-	-	-	-
Intercompany receive	-	-	-	-	-
Intercompany payment	-	-	-	-	-

Effect of exchange rate fluctuation on cash	-	(805,773)	(39,585)	-	(845,358)

	For the year ended March 31, 2022
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(539,836)	$1,406,186	$36,181	$-	$902,531
Intercompany receive	-	-	125,088	(125,088)	-
Intercompany payment	-	(125,088)	-	125,088
Net cash provided by (used in) operating activities	(484,746)	1,307,041	252,880	-	1,075,175

Net cash provided by (used in) investing activities	(1,648,843)	(29,297)	-	-	(1,678,140)

Net cash provided (used in) financing activities	-	(17,657)	-	-	(17,657)
Intercompany receive	-	-	-	-	-
Intercompany payment	-	-	-	-	-

Effect of exchange rate fluctuation on cash	-	318,490	11,562	-	330,052

	For the year ended March 31, 2021
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(273,207)	$1,408,097	$(114,129)	$-	$1,020,761
Intercompany receive	-	4,172	123,939	(128,111)	-
Intercompany payment	-	(123,939)	(4,172)	128,111	-
Net cash provided by (used in) operating activities	(273,207)	2,509,160	92,187	-	2,328,140
				-
Net cash provided by (used in) investing activities	2,458,553	(101,878)	(1,252)	-	2,355,423

Net cash provided by (used in) financing activities	-	11,312	-	-	11,312
Intercompany receive	-	-	-	-	-
Intercompany payment	-	-	-	-	-

Effect of exchange rate fluctuation on cash	-	510,158	15,091	-	525,249

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $975,014, $862,323 and $529,404 as of March 31, 2023, 2022 and 2021, respectively.

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such cash may not be available to fund operations or for other use outside of the PRC/Hong Kong due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC/Hong Kong subsidiaries to transfer cash outside of the PRC/Hong Kong. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3.D. Risk Factors- Risks Related to Doing Business in China”.

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

	Fiscal Years Ended March 31,
	2021	2022	2023
Cash transferred to VIE from WOFE	$-	$-	$-

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

Company	License/Permission	Issuing Authority	Validity
Shanghai Xin Fu Network Technology Co., Ltd	Business License	Market Supervision Bureau of Shanghai Pilot Free Trade Zone	July 20, 2015 - July 19, 2045
Shanghai Xia Shu Network Technology Co., Ltd	Business License	Market Supervision Bureau of Shanghai Chongming District	April 29, 2016 - April 28, 2026
Beijing Huaxia Dadi Distance Learning Services Co., Ltd.	Business License	Market Supervision Bureau of Beijing Economic and Technological Development Zone	December 23, 1999 - December 22, 2039
Huaxia MOOC(Hubei)Network Technology Co., Ltd	Business License	Market Supervision Bureau of Wuhan Donghu New Technology Development Zone	March 15, 2017 - March 15, 2047
Nanjing Suyun Education Technology Co., Ltd.	Business License	Administrative Approval Bureau of Nanjing Gulou District	March 8, 2017 - Long-term
Fuzhou Huafu Mingjiao Technology Co., Ltd.	Business License	Market Supervision Bureau of Fuzhou Gulou District	May 21, 2018 -05-21 - May 20, 2068
Beijing HuaXiaDaDi Digital Information Technology Co., Ltd.	Business License	Market Supervision Bureau of Beijing Economic and Technological Development Zone	September 14, 2000 - Long-term
Huafu Wanrun (Guangzhou) Education Technology Co., Ltd	Business License	Market Supervision Bureau of Guangzhou Yuexiu District	October 21, 2019 - Long-term
Sichuan Huafu GengyunEducation Technology Co., Ltd	Business License	Market Supervision Bureau of Changsha Tianxin District	November 8, 2019 - Long-term
Hunan Huafu Haihui Learing Technology Co., Ltd.	Business License	Market Supervision Bureau of Chengdu Chenghua District	June 15, 2015 - June 14, 2065
Chongqing HuafuYuyun NetworkTechnology Co.,Ltd	Business License	Market Supervision Bureau of Chongqing Shapingba District	April 4, 2022 - Long-term

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

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive income (loss) data for the fiscal years ended March 31, 2023, 2022 and 2021 and the consolidated balance sheets data as of March 31, 2023, 2022 and 2021 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Income (Loss) Data:

	For the Year Ended March 31,
	2023	2022	2021
Revenues	$10,692,613	$11,474,348	$8,515,561
Gross profit	$5,686,903	$5,460,617	$4,518,463
Operating expenses	$3,674,935	$4,419,873	$3,427,461
Income from operations (loss)	$2,011,968	$1,040,744	$1,091,002
Provision (benefit) for Income taxes	$430,529	$238,885	$180,334
Net income (loss)	$672,443	$902,531	$1,020,761

Selected Consolidated Balance Sheets Data:

	As of March 31,
	2023	2022	2021
Current assets	$15,995,641	$16,202,300	$15,033,198
Total assets	$17,538,192	$18,003,906	$16,973,321
Current liabilities	$4,305,038	$5,987,703	$6,059,025
Total liabilities	$4,508,209	$5,993,766	$6,164,897
Total shareholders’ equity (net assets)	$13,029,983	$12,010,140	$10,808,424

Selected Consolidated Statements of Cash Flows Data:

	For the Year Ended March 31,
	2023	2022	2021
Net cash provided by (used in) operating activities	$1,612,500	$1,075,175	$2,328,140
Net cash provided by (used in) investing activities	$36,876	$(1,678,140)	$2,355,423
Net cash provided by financing activities	$-	$(17,657)	$11,312
Effect of exchange rate changes on cash	$(845,358)	$330,052	$525,249
Net increase (decrease) in cash	$804,018	$(290,570)	$5,220,124
Cash, beginning of the year	$11,763,445	$12,054,015	$6,833,891
Cash, end of the year	$12,567,463	$11,763,445	$12,054,015

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

We incurred selling and marketing expenses of $1,129,146 and $1,547,665 for the years ended March 31, 2023 and 2022, respectively. As we continue to increase our marketing efforts for our B2C service by establishing office in more provinces, we expect our selling and marketing expenses to increase for the next three years.

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

Our net accounts receivable balance was $0.8 million and $1.7 million as of March 31, 2023 and 2022, respectively. As of March 31, 2023 and 2022, the accounts receivable derived from our online education cloud service accounted for 100% and 100%, respectively, of the total accounts receivable balance. The aging of such accounts receivable ranged from 3 months to over one year. As of March 31, 2023 and 2022, the allowances for doubtful accounts were $535,767 and $1,122,743, respectively.

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

We had a net income $1,672,443 and net income $902,531 for the years ended March 31, 2023 and 2022, respectively. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The private education market in China is still at the development stage, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions, global pandemics, and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as comparisons of our semi-annual and annual operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

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

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law on Promoting Private Education, or Private Education Law, and the Implementation Rules of the Law on Promoting Private Education and the latest amendment of Private Education Law was on December 29, 2018 which came into effect on the same date. Under these PRC laws and regulations, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, while prior to the effectiveness of the Amendment (as further defined below), all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. On December 30, 2016, the MOE, SAIC and the Ministry of Human Resources and Social Welfare of the PRC jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC.

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

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $975,014, $862,323 and $529,404 as of March 31, 2023, 2022 and 2021, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We began our operations in December 1999 through Beijing Distance Learning, a company formed under the laws of PRC. Beijing Distance Learning was formed to engage in the business of online training for self-taught higher education examination in Beijing. In July 2012, we formed Wah Fu Education Group Limited under the laws of the British Virgin Islands as an offshore holding company under the former name “Wah Fu Trade Limited”, which was changed to our current name in 2016. In May 2016, we established our wholly-owned Hong Kong subsidiary, Wah Fu Education Holding Limited, which had been dissolved in April 2021. We conduct our business through our subsidiaries and affiliated entities in China, which are described below. Through contractual arrangements described below, we control 100% of Beijing Digital Information. These contractual arrangements allow us to effectively control and derive 100% of the economic interest from Beijing Digital Information under U.S. GAAP, provided, however we are the primary beneficiary of the VIE for accounting purposes. In addition, we directly own equity interest of a number of PRC entities. Below is a list of our operating subsidiaries and variable interest entity:

●	Beijing Huaxia Dadi Distance Learning Services Co., Ltd.: our wholly owned subsidiary formed under the laws of PRC in 1999. The current business operations of Beijing Distance Learning include research and development of long-distance education software and development of long-distance education resources and information.

●	Beijing HuaXiaDadi Digital Information Technology Co., Ltd.: our variable interest entity formed under the laws of PRC in September 2000. The current business operations of Beijing Digital Information include platform development, upgrading, maintenance and other related services. This entity also holds an ICP license for our website, www.edu-edu.com.

●	Shanghai Xin Fu Network Technology Co., Ltd.: our wholly owned subsidiary formed under the laws of PRC in July 2015 to engage in the business of development of internet technology and computer technology, technological consulting, services and transfer. Shanghai Xin Fu currently doesn’t have any business operations.

●	Shanghai Xia Shu Network Technology Co., Ltd.: our wholly owned subsidiary formed under the laws of PRC in April 2016 to enter into agreements relating to the platform in Shanghai for tax reasons.

●	Hunan Huafu Haihui Learning Technology Co., Ltd.: our subsidiary formed under the laws of PRC in June 2015. We own 75% of the equity interests of this entity. Its primary business purpose is to provide technology services in Hunan relating to online platforms for preparation of various examinations.

●	Huaxia MOOC(Hubei) Network Technology Co., Ltd.: a company formed under the laws of PRC in March 2017 to provide exam preparation services in Hubei. We currently own 71% of the equity interest of this entity. Cuntao Hou, our Vice President of Sales, currently owns 4% of the equity interest in this entity. The rest of its equity interest is owned by third party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Nanjin Suyun Education Technology Co., Ltd.: a company formed under the laws of PRC in March 2017 to provide exam preparation services in Jiangsu. We currently own 70% of the equity interest of this entity. The rest of its equity interest is owned by third party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Guizhou Huafu Qianyun Network Technology Co., Ltd.: a company formed under the laws of PRC in April 2017 to provide exam preparation services in Guizhou. We currently own 51% of the equity interest of this entity. The rest of its equity interest is owned by third party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Fuzhou Huafu Mingjiao Technology Co., Ltd.: a company formed under the laws of PRC in May 2018 to provide exam preparation services in Fujian. We currently own 65% of the equity interest of this entity. The rest of its equity interest is owned by third party individuals that are not affiliated with us or any of our officers and directors.

●	Liaoning Huafu Zhongtai Learning Technology Co., Ltd.: a company formed under the laws of PRC in June 2018 to provide exam preparation services in Liaoning. We currently own 70% of the equity interest of this entity. The rest of its equity interest is owned by third parties that are not affiliated with us or any of our officers and directors. This entity has been deregistered in June 2022.

●	Guangxi Huafu Quanping Education Technology Cot., Ltd.: a company formed under the laws of PRC in August 2019 to provide online education services. We currently own 55% of the equity interest of this entity. The rest of its equity interest is owned by a third party company. Guangxi Huafu was dissolved on March 17, 2022.

●	Huafu Wanrun (Guangzhou) Education Technology Co., Ltd.: a company formed under the laws of PRC in October 2019 to provide online education services. We currently own 60% of the equity interest of this entity. The rest of its equity interest is owned by two individuals that are not affiliated with us or any of our officers and director.

●	Sichuan Huafu Gengyun Education Technology Co., Ltd.: a company formed under the laws of PRC in November 2019 to provide online education services. Digital Information owns 60% equity interest of Sichuan Huafu. In December 2021, Digital information was entrusted with another 10% equity interest from an individual shareholder. After the transition, Digital Information owned 70% equity interest of Sichuan Huafu. The other 30% equity interest is owned by one individual shareholder.

●	Chongqing HuafuYuyun NetworkTechnology Co.,Ltd: a company formed under the laws of PRC in July 2022 to provide online educational services. Distance Learning owns 55% equity interest of Chongqing Huafu, and the other 45% equity interest is owned by a third-party.

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

We do not own equity interests in Beijing Digital Information. However, as a result of these contractual arrangements, we are the primary beneficiary of Beijing Digital Information and treat it as our consolidated VIE under U.S. GAAP. We depend upon dividends and other distributions paid to us by our PRC subsidiaries, primarily Beijng Distance Learning. Beijing Distance Learning partially relies on service fees paid by our variable interest entity Beijing Digital Information. For the years ended March 31, 2023 and 2022, 5.2% and 0.6% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Distance Learning for fiscal years ending March 31, 2022 and 2021 since the VIE agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that these levels will continue in the future.

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

Online Education Cloud Service (“B2B2C”)

We provide online education platforms to institutions, such as universities and training institutions, and online course development service companies. Our teachers are well regarded and recommended by our clients, which include universities and academic institutions. Through our product development team, we interview and enlist teachers who we use to record teaching sessions. In return, we provide fixed compensation to teachers. We have developed three separate types of B2B2C platforms: a self-study examination platform, a continuing education platform, a non-diploma training platform (which allows students to enroll in courses for college credit), Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless examination platform. These platforms are available both online and via mobile app that we design for each of our clients. Currently, we are primarily focused on providing clients with B2B2C services relating to self-study examinations, which are a set of standard national examinations necessary to obtain college degrees in China. We have offered such services since September 2009. We also entered into the adult education field and commenced offering continuing education platforms in late 2016. Currently, over 3,400 courses (including the self-developed courses and authorized courses by third party educational institutions) are available on such platforms and approximately 354 universities and education institutions are using and testing our platforms. We commenced offering our non-diploma training platforms in March 2017. We currently provide services in ten provinces in China and believe that we are the leading service provider in this market. We also have offered the services via the Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform since 2020. During the year ended March 31, 2023, we provided approximately 3,530,179 courses to students on our platforms.

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

Our Strengths

We believe that the following competitive strengths contribute to, and will continue to reinforce, our success and leading market position in the online self-taught education industry in the PRC and differentiate us from our competitors:

●	Education Cloud Platform Advantage. We are dedicated to the development of our education platforms and actual operations and is one of the companies with the longest history in the industry. Our platforms are constantly improved and upgraded and have been well recognized by its users for being comprehensive and easy to use.

●	Leading Service Provider in Online Preparation of Self-Taught Examination. According to CRI, we are the leading provider and standards setter of online education service of self-study examination courses in the PRC and the first company in China that provides such services. The Company has over 1,190 online courses and provides services to 79 universities and colleges across ten provinces in China.

●	Leading Service Provider in Online Adult Education. We launched our adult continue education platform in late 2016. There are approximately 105 schools that currently have service agreements with us and approximately 106 that are testing our services. The platform has become well-known in the industry.

●	Strong Brand Recognition with Nationwide Experience in Online Education. After many years in operation, our brand is well recognized. “Huaxiadadi 华夏大地” is an online education course brand in PRC. We kept improving our course designs over the years. With an experienced and cooperative team, we are able to provide quality services and exceed customer expectations. In 2015, we were awarded “2015 Chinese Brand Influence Educational Institution” by Sina Education. In 2016, we were recognized as “2016 Famous Online Education Brand” by Tencent Echo China. In 2017, we were awarded “2017 China Internet Education Brand Enterprise” by the Online Study magazine of China Long-Distance Education Magazine and China Online Education Leaders Association. In 2020, we were awarded “2020 China Internet Education High Grade Platform” and” China Internet Education Prominent Contribution on Suspension of Classes and No Suspension of School”.

●	Technology Advantage. We have dedicated considerable resources to our technology and product development efforts. More than 37% of our employees are in our technology and product development departments and are very experienced with research and development. 30% of these employees hold master or doctor degrees. In addition, we have 71 registered copyrights and have accumulated two decade’s experience.

Our Strategies

Our goal is to strengthen our position as a leading provider of online self-taught courses in PRC by pursuing the following business strategies:

●	We continue to improve on the breadth and quality of our online courses in order to increase the number of cooperative universities and education institutions which are the key components for our B2B2C and B2C services.

●	We continue to expand the promotion of paperless examination platforms in continuing education and industrial examinations.

●	While implementing our national expansion strategy, we intend to acquire or set up local training companies to localize our B2B2C service. We intend to continue to increase our research and development department.

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

Continuous Expansion to Online Non-Diploma Education Courses and Adult Continuing Higher Education Courses

Online non-diploma education courses

As of now, most of our online courses are provided to self-taught learners and college students pursuing higher education degrees. We are also exploring non-diploma education courses and professional development courses for qualification certificates. For example, we have completed development of online courses for the “National Teacher Certificate Examination”. Remote working from home and learning have accelerated the development of online non-diploma education and training. There are more competitors who have joined the field of non-diploma education and training. We will continue to develop more online courses and improve service capability to enhance our competitiveness.

Online adult continuing higher education courses

Adult higher education examination is an alternative way to obtain higher education for adults and an important part of China’s higher education system. We entered into the adult education field and launched our continuing education platforms in late 2016. Currently, there are over 105 universities and education institutions that we have contracts with and 106 other universities and education institutions that are in trial period of using our platforms. Given the unmet market demands for this type of services as well as the PRC government’s promotion of the “Internet Plus” model, China’s institutions of higher education, including our existing and potential clients, will likely increase their use of adult continuing higher education cloud platform to standardize teaching process and monitor learning process. As such, we expect our revenue from services for online adult continuing education will increase in the long term.

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

As of March 31, 2023, we had 142 employees, including 139 full time employees and 3 part time employees. As of March 31, 2023, 39 of these employees were based in our headquarters in Beijing and 103 were based in other cities in the PRC. The table below breaks down the full-time personnel of the Company by function:

Function	Number of Employees	% of Total
Management	7	5%
Technology and Development	51	36%
Teaching Assistance	17	12%
Sales and Marketing	32	22%
Product Development and Customer Service	11	8%
General and Administrative	24	17%
Total	142	100%

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

As of the date of this report, we have also leased an aggregate of approximately 1,776 square meters office space in Beijing, Jiangsu, Hunan, Fujian and Guangzhou. A summary of our leased properties as of the date of this report is shown below:

Location	Space (in square meters)	Address	Use
Beijing	467	L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China & Room 1303A, 1303B, Building 40, No. 1 Shengbei Road, Economic Development Zone, Daxing District, Beijing, China	Office
Nanjing, Jiangsu	570	4th floor, No. 601Zhushan Roan, Jianning District, Nanjin, Jiangsu.	Office
Changsha, Hunan	548	Room 617-625, Building B1, No. 568 Queyuan Road, Tianxin District, Changsha, Hunan, China	Office
Fuzhou, Fujian	101	Room 2519, Building 1, Henli Bona Plaza, Gulou District, Fuzhou, Fujian, China	Office
Guangzhou	90	Room 613 &618, No. 725, Dongfeng East Road, Yuexiu District, Guangzhou, Guangdong, China	Office

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

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and the latest amendment, or the (“Amendment”), was on December 29, 2018 which came into effect on the same date. Under the Amendment, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education.

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

In fiscal year 2023, we continued to increase our efforts in expanding our business and services of online education. With the development of our original platform and new platforms such as Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform. We provided more courses, attracted more customers and cooperated with more education institutions. On the other hand, we focused our business on online education services and did not make great efforts on our technological development services; most of our current technological development services are one-off, and the subsequent maintenance services for upkeep did not generate significant revenue.

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

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	2023	% of Revenue	2022	% of Revenue	2021	% of Revenue
Revenue	$10,692,613	100%	$11,474,348	100%	$8,515,561	100%
Cost of revenue and business and sales related tax	5,005,710	47%	6,013,731	52%	3,997,098	47%
Gross profit	5,686,903	53%	5,460,617	48%	4,518,463	53%
Selling expenses	1,129,146	11%	1,547,665	13%	1,270,582	15%
General and administrative expenses	2,545,789	24%	2,872,208	25%	2,156,879	25%
Income (loss) from operations	2,011,968	19%	1,040,744	9%	1,091,002	13%
Interest income	139,345	1%	122,182	1%	127,136	1%
Loss from long-term investment	(43,785)	0%	-	-		-
Other income (expenses)	(4,556)	0%	(21,510)	0%	(17,043)	0%
Income (loss) before income tax provision	2,102,972	20%	1,141,416	10%	1,201,095	14%
Provision (benefit) for income taxes	430,529	4%	238,885	2%	180,334	2%
Net income (loss)	$1,672,443	16%	$902,531	8%	$1,020,761	12%
Other comprehensive income (loss): foreign currency translation gain (loss)	(752,987)	(7)%	299,314	3%	487,158	6%
Less: Comprehensive income (loss) attributable to non-controlling interest	(1,786)	-%	22,324	0%	31,309	0%
Comprehensive income (loss) attributable to Wah Fu Education Group Ltd.	$921,242	9%	$1,179,521	10%	$1,476,610	17%

Results of Operations for the years ended March 31, 2023 and 2022

Revenues

We derive revenues from online education services and technological development and operation services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended March 31,				Variance
	2023	%	2022	%	Amount	%
Online education services	$10,508,873	98.28%	$11,169,172	97.34%	$(660,299)	(5.91)%
Technological development and operation service	183,740	1.72%	305,176	2.66%	(121,435)	(39.79)%
Total Amount	$10,692,613	100.0%	$11,474,348	100.00%	$(781,734)	(6.81)%

We derive most of our revenues from online education services, through our B2B2C services and B2C services. For B2B2C service, we provide online education platforms to institutions, such as universities and training institutions. For B2C service, we provide online training and examination preparation services directly to students for a fee. Our online education services mainly consist of courses designed for self-taught learners pursuing higher education degrees, including laws, mathematics, accounting, nursing, administration management and others. In addition, we provide continuing education, professional development and general interest courses to students, such as information technology, accounting and language courses.

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

For the years ended March 31, 2023 and 2022, revenue derived from online education services was $10,508,873 and $11,169,172, respectively, which represented a decrease of $660,299 or 5.91%. The decrease was primarily due to a decrease in the revenue from B2B2C service. During fiscal year 2023, due to the implementation of local policies in Hubei province in April, 2022, the province canceled the self-study examination. Accordingly, our revenue from B2B2C services decrease this period.

For the years ended March 31, 2023 and 2022 revenue from technological development and operation services was $183,740 and $305,176, respectively, representing a decrease of $121,435 or 39.79%.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended March 31, 2023 and 2022 respectively:

	For the year ended March 31,				Variance
	2023	%	2022	%	Amount	%
Online education services	$4,871,273	97.32%	$5,773,003	96.00%	$(901,730)	(15.62)%
Technological development and operation service	100,219	2.00%	178,546	2.97%	(78,327)	(43.87)%
Business and sales related tax	34,218	0.68%	62,181	1.03%	(27,963)	(44.97)%
Total Amount	$5,1005,710	100.00%	$6,013,730	100.00%	$(1,008,102)	(16.76)%

Cost of revenue accounted for 47% and 52% of our net revenues in the fiscal years ended March 31, 2023 and 2022, respectively. Cost of revenue mainly comprised of salaries and related expenses for our teaching support, course and content development, website maintenance and information technology engineers and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server relocation and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

For the years ended March 31, 2023 and 2022, cost of revenue from online education services was $4,871,273 and $5,773,003, respectively, representing a decrease of $901,730 or 15.62%. The decrease was mainly due to the reduction of commission fees. Commission fee paid to our corporate institutions based on revenue decreased.

For the years ended March 31, 2023 and 2022, cost of revenue from technological development and operation service was $100,219 and $178,546, respectively. As we switched our business focus to online educational services, we might further adjust our employee structure and transfer technical employees to develop and maintain our self-used platforms to reduce cost of revenue from technical development and operation service.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended March 31, 2023 and 2022, respectively:

	For the year ended March 31,				Variance
	2023	%	2022	%	Amount	%
Online education services	$5,604,072	98.54%	$5,335,853	97.72%	$268,219	5.03%
Technological development and operation service	82,831	1.46%	124,764	2.28%	(41,933)	(33.61)%
Total Amount	$5,686,903	100.00%	$5,460,617	100.00%	$226,286	4.14%

Gross profit from online education services increased by $268,219 or 5.03% for the year ended March 31, 2023 as compared to the same period of 2022. The increase of gross profit from online education services was mainly due to the paperless examination platform which has a higher gross profit ratio. The revenue from paperless examination platform service increased in fiscal year 2023, thus the gross profit from online education services increase accordingly.

Gross profit from technological development and operation services decreased by $41,993 or 33.61% for the year ended March 31, 2023 as compared to the same period of 2022.

The gross margin of fiscal year 2023 was 53% compared to 48% for the fiscal year 2022.The increase of gross margin was mainly due to online education services.

Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2023 and 2022, respectively:

	For the year ended March 31,				Variance
	2023	%	2022	%	Amount	%
Selling expenses	$1,129,146	30.72%	$1,547,665	35.02%	$(418,559)	(27.04)%
General and administrative expenses	2,545,789	69.28%	2,872,208	64.98%	(326,419)	(11.36)%
Total Amount	$3,674,935	100.00%	$4,419,873	100.00%	$(744,978)	(16.86)%

Selling expenses primarily consist of salaries and related expenses of our sales team, sales commissions, and advertising and promotion expenses. Our selling expenses decreased by 27.04% to $1.13 million in fiscal year 2023 from $1.55 million in fiscal year 2022. This decrease was primarily due to the decrease in salaries for our sales department since our revenue of fiscal year 2023 decreased by $781,734.

General and Administrative Expenses

For the year ended March 31, 2023, our general and administrative expenses were $2,545,789, representing a decrease of $326,419 or 11.36%, as compared to the same period of 2022. The decrease of general and administrative expenses was mainly due to the recovery of bad debt expenses.

Interest Income, net

Interest income is primarily generated from our cash deposits in the banks and interest from loans to third parties and related parties. For the year ended March 31, 2023, interest income was $139,345 as compared to interest income of $122,182 in the same period of 2022.

Provision (Benefit) for Income Taxes

The Company’s income tax provision were $430,529 and $238,885 in fiscal year 2023 and 2022, respectively, as a result of an decreased deferred income tax benefit of $0.37 million for the year ended March 31, 2023 compared to fiscal year 2022.

Net loss

Our net incomes were $672,443 and $902,531 for the years ended March 31, 2023 and 2022, respectively. These are mainly due to the decrease of operating expenses, as discussed above.

Comprehensive income (loss)

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss). The comprehensive income attributable to the company was $921,242 and $1,179,521 for the years ended March 31, 2023 and 2022, respectively. The change was mainly due to the net income increased by $769,912 for the fiscal year 2023 compared to fiscal year 2022. The foreign currency translation loss was $752,987 in fiscal year 2023 when it was an income of $299,314 in 2022, respectively.

Working Capital

The following table provides the information about our working capital at March 31, 2023 and 2022:

	As of	As of
	March 31, 2023	March 31, 2022
Current Assets	$15,995,641	$16,202,300
Current Liabilities	$4,305,038	5,987,703
Working Capital	$11,690,603	$10,214,597

Working capital increased by $1,476,006 or 14.45% from March 31, 2022 to March 31, 2023. Our working capital requirements are influenced by the level of our operations, the quantity and amount of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Capital Commitments and Contingencies

Capital commitments refer to the allocation of funds for a possible liability in the near future arising out of capital expenditures. Contingency refers to a condition that arises from past transactions or events, the outcome of which will be confirmed only by the occurrence or non-occurrence of uncertain futures events.

As of March 31, 2023 and 2022, we had no material capital commitments or contingent liabilities.

Cash Flows

The following table provides detailed information about our net cash flows for the years ended March 31, 2023 and 2022.

	For the years ended March 31,
	2023	2022
Net cash provided by (used in) operating activities	$1,714,345	$1,075,175
Net cash provided by (used in) investing activities	(96,430)	(1,678,140)
Net cash provided by (used in) financing activities	(51,714)	(17,657)
Effect of exchange rate changes on cash	(762,183)	330,052
Net increase (decrease) in cash	804,018	(290,570)
Cash, beginning of the year	11,763,445	12,054,015
Cash, end of the year	$12,567,463	$11,763,445

Operating Activities

Net cash provided by operating activities during the year ended March 31, 2023 was $1.6 million. Net income for fiscal year 2023 was $1.7 million ,including recovery of $0.5 million provision for doubtful accounts and $0.2 million depreciation and amortization. Deferred revenue decreased by $0.3 million.

Net cash provided by operating activities during the year ended March 31, 2022 was $1.1 million. Net income for fiscal year 2022 was $1.0 million, including $0.4 million provision for doubtful accounts and $0.2 million depreciation and amortization. Deferred revenue decreased by $0.3 million. Tax payable increased about $0.2 million.

Investing Activities

For the year ended March 31, 2023, net cash provided by investing activities amounted to $0.04 million as compared to net cash used in investing activities amounted to $1.7 million in the same period 2022. This change was mainly due to the Company loaned $1.7 million to a related party in April 2022. In 2023, the Company received repayments of such loan from a related party.

Financing Activities

For the year ended March 31, 2023, net cash used in financing activities amounted to nil as compared to net cash used in financing activities of $0.02 million for the same period of 2022.

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

Since we provide our B2B2C service mainly through universities and educational institutions for higher education degrees, our service period is directly related to school years and the examination periods. Each province organizes its own self-taught higher education exams, usually two to four times a year, which will impact the number of course participants and the number of courses we provide.

On the other hand, our B2C service is not impacted by school years and examination periods as much, because the courses we provide are more diverse in scope and are not degree orientated.

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

Our cash primarily consists of cash on hand and cash in banks in the PRC and Hong Kong, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2023 and March 31, 2022, we had approximately $12.6 million and $11.8 million of cash in bank, respectively, and had no outstanding bank loans or third party loans due. Funds are transferred between our WFOE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”) and Distance Learning’s subsidiaries, including Shanghai Xin Fu Network Technology Co., Ltd. and Shanghai Xia Shu Network Technology Co., Ltd, and the VIE for their daily operation purposes.

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

As of March 31, 2023 and March 31, 2022, the accounts receivable derived from the B2B2C services were $0.8 million and $1.71 million respectively. There were no accounts receivable derived from the B2C services and technological development services. As of March 31, 2023 and March 31, 2022, no accounts receivable were due from customers accounting for 10% or more of total outstanding receivables and/or 10% or more of total revenues.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collections. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2023 and 2022, the allowances for doubtful accounts were $535,767 and $1,122,743, respectively.

Accounts receivable aging consisted of the following:

	As of March 31, 2023	As of March 31, 2022
Less than 12 months	$1,220,327	$1,723,099
More than 12 months	108,652	1,112,074
Less: allowance for doubtful accounts	(535,767)	(1,122,743)
Total accounts receivable, net	$793,212	$1,712,430

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The impairment loss for fiscal year 2023 was $43,785. There was no impairment loss for the years ended March 31, 2021, 2022.

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

5B. Liquidity and Capital Resources

Our cash primarily consists of cash on hand and cash in banks in China, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2023 and March 31, 2022, we had approximately $12.6 million and $11.8 million of cash in bank, respectively, and had no outstanding bank loans or third party loans due.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totalling $911,931, $862,323 and $529,404 as of March 31, 2023, 2022 and 2021, respectively.

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

	Fiscal Years Ended March 31,
	2021	2022	2023
Cash transferred to VIE from WOFE	$-	$-	$-

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

5D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended March 31, 2023, 2022 and 2021, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

5.F. Tabular Disclosure of Contractual Obligations

The following table represents our contractual commitments as of March 31, 2023:

	Payments Due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Operating lease obligations	$385,364	$176,646	$208,718	$-	$-

There have been no material changes to our contractual obligations since March 31, 2023.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Executive Officers	Age	Position/Title
Yang Yu	51	Chairman of the Board and Executive Director

Xinghui Yang	52	Chief Executive Officer and Director

Shuting Ai	40	Chief Financial Officer

Cuntao Hou	44	Vice President

Defang Li	78	Director

Yik C Chan	65	Director

Wenxiang Xing	60	Director

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

6.B. Compensation

For the year ended March 31, 2023, the aggregate cash compensation that we paid to our executive officers and directors was approximately $217,320. For the year ended March 31, 2022, the aggregate cash compensation that we paid to our executive officers and directors was approximately $221,602. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, we make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law and the insurance policy, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

6.E. Share Ownership

As of July 31, 2023, 4,410,559 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 4,440,085 ordinary shares outstanding as of March 31, 2023.

The following table sets forth information with respect to the beneficial ownership of our common shares as of July 31, 2023 by:

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

7.B. Related Party Transactions

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2023	As of March 31, 2022
Loan to related parties(a)	$1,761,979	$1,745,479

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019 the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively. On April 1, 2022 and April 7, 2022 the company loaned $300,000 and $1,350,000 to Horwath Capital. The loan bears an interest rate of 1% and is not guaranteed. The maturity was September 30, 2023.

(ii) Due to related party:

	As of March 31, 2023	As of March 31, 2022
Due to shareholders	$315,512	$315,512
Due to key management personnel	-	-
Due to related parties	$315,512	$315,512

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “WAFU.” The shares began trading on April 30, 2019 on the NASDAQ Capital Market. The closing price for the ordinary shares was $2.29 on July 28, 2023.

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

10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. RMB has gradually appreciated against U.S. dollars over the past few years. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB 6.4180 in the year ended March 31, 2022 to US$1.00 for RMB 6.8516 in the year ended March 31, 2023. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2022, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the year ended March 31, 2023 would increase by approximately $0.7 million, $0.1 million and $0.3 million, respectively.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2023 and 2022, $1,511,208 and $1,940,850 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (about $ 63,695). As of March 31, 2023 and 2022, $11,056,255 and $9,821,654 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2023. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2023 considered the below factors, including:

●	the number of adjustments proposed by our independent auditors during our quarterly review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on a quarterly and annual basis.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of March 31, 2023 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

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

For 2023, we implemented our remediation plan to address the underlying causes of the material weakness described above by hiring accounting staff who understands U.S. GAAP methods and SEC reporting measures and also educating existing staff on these subjects. For fiscal year 2024, we plan to continue improving our internal control by implementing the following remediation plans, including:

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

Our code of business conduct and ethics are publicly available on our website at http://www.edu-edu.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2023	Year Ended March 31, 2022
Audit fees*	$200,000	$212,500

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-26.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association (2)

1.2	Articles of Association (1)

2.1	Description of Securities (6)

4.1	Exclusive Business Cooperation Agreement, dated August 16, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.2	Exclusive Option Agreement, dated August 16, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.3	Equity Interest Pledge Agreement, dated August 18, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.4	Form of Power of Attorney (1)

4.5	English Translation of Property Lease Agreement, dated June 1, 2016, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Jinkai Gongda Investment Management Co., Ltd. (1)

4.6	Platform and Online Course Development, dated April 24, 2017, by and between Beijing Huaxia Dadi Digital Information Co., Ltd. and Zhengqing Heya Education Technology (Beijing) Co., Ltd. (1)

4.7	English Translations of Online Course Resource Purchase Contract, dated December 19, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Higher Education Press Co., Ltd. (3)

4.8	Employment Agreement, dated November 11, 2011, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Xinghui Yang (5)

4.9	Employment Agreement, dated January 1, 2018, by and between the Company and Gao Yao (5)

4.10	Employment Agreement, dated June 1, 2020, by and between the Company and Shuting Ai (6)

8.1	Subsidiaries of the Registrant (7)

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of YCM CPA, Inc.*

101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on March 20, 2018.
(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on April 11, 2018.
(3)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 15, 2018.
(4)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 28, 2018.
(5)	Incorporated by reference to our 20-F, filed on August 15, 2019.
(6)	Incorporated by reference to our 20-F, filed on August 2, 2021.
(7)	Incorporated by reference to our 20-F, filed on August 17, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAH FU EDUCATION GROUP LIMITED

Date: July 31, 2023	/s/ Yang Yu
	Name:	Yang Yu
	Title:	Chairman of the Board of Directors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Wah Fu Education Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wah Fu Education Group Ltd. and subsidiaries (collectively, the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive (loss), changes in shareholders’ equity, and cash flows for the years ended March 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended March 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

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

PCAOB ID 6781

Irvine, California

July 31, 2023

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash	$12,567,463	$11,763,445
Accounts receivable, net	793,212	1,712,430
Other receivables, net	251,953	320,784
Loan to third parties, current	551,930	569,532
Loan to related parties	1,761,979	1,745,479
Other current assets	69,104	90,630
TOTAL CURRENT ASSETS	15,995,641	16,202,300

Loan to third parties, noncurrent	171,004	149,673
Property and equipment, net	495,255	572,734
Intangible assets, net	54,382	137,993
Long-term investments	-	12,277
Operating lease right-of-use assets	391,189	158,697
Long-term rent deposit	56,040	72,409
Deferred tax assets, net	374,681	697,823
TOTAL ASSETS	$17,538,192	$18,003,906

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	$315,512	$315,512
Deferred revenue	2,110,628	3,980,132
Operating lease liabilities, current	210,274	136,467
Taxes payable	1,119,601	983,869
Other payables	136,110	199,066
Accrued expenses and other liabilities	179,440	263,927
Accounts payable	233,473	108,730
TOTAL CURRENT LIABILITIES	4,305,038	5,987,703

Operating lease liabilities, noncurrent	203,171	6,063
TOTAL LIABILITIES	4,508,209	5,993,766

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock, $0.01 par value, 30,000,000 shares authorized; 4,440,085 shares issued and outstanding as of March 31, 2023 and 2022, respectively	44,401	44,401
Additional paid-in capital	5,123,941	4,798,793
Statutory reserve	867,530	657,329
Retained earnings	6,417,842	5,722,151
Accumulated other comprehensive loss	(752,391)	(1,190)
Total shareholders’ equity	11,701,323	11,221,484
Non-controlling interest	1,328,660	788,656
TOTAL SHAREHOLDERS’ EQUITY	13,029,983	12,010,140
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,538,192	$18,003,906

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31,
	2023	2022	2021
REVENUE	$10,692,613	$11,474,348	$8,515,561

COST OF REVENUE AND RELATED TAX
Cost of revenue	4,971,492	5,951,550	3,949,667
Business and sales related tax	34,218	62,181	47,431

GROSS PROFIT	5,686,903	5,460,617	4,518,463

OPERATING EXPENSES
Selling expenses	1,129,146	1,547,665	1,270,582
General and administrative expenses	2,545,789	2,872,208	2,156,879
Total operating expenses	3,674,935	4,419,873	3,427,461

INCOME FROM OPERATIONS	2,011,968	1,040,744	1,091,002

OTHER INCOME (EXPENSES)
Interest income	139,345	122,182	127,136
Loss from long-term investment	(43,785)	-	-
Other income (expenses)	(4,556)	(21,510)	(17,043)
Total other income (expenses), net	91,004	100,672	110,093

INCOME BEFORE INCOME TAX PROVISION	2,102,972	1,141,416	1,201,095

PROVISION FOR INCOME TAX	430,529	238,885	180,334

NET INCOME	1,672,443	902,531	1,020,761

Less: net income attributable to non-controlling interest	766,551	159,396	341,086

NET INCOME ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$905,892	$743,135	$679,675

COMPREHENSIVE INCOME (LOSS)
Net income	1,672,443	902,531	1,020,761
Other comprehensive (loss) income: foreign currency translation	(752,987)	299,185	488,534
Total comprehensive income	919,456	1,201,716	1,509,295
Less: Comprehensive (loss) income attributable to non-controlling interest	(1,786)	22,195	32,686

COMPREHENSIVE INCOME ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$921,242	$1,179,521	$1,477,986

Earnings per common share - basic and diluted	$0.20	$0.17	$0.16
Weighted average shares outstanding - basic and diluted	4,440,085	4,435,164	4,381,033

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATION STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED MARCH 31, 2023, 2022 AND 2021

						Accumulated Other
	Common Shares		Additional Paid-in	Statutory	Retained	Comprehensive Income	Shareholders’	Non- controlling	Total Shareholders’
	Shares	Amount	Capital	Reserve	Earnings	(Loss)	Equity	Interest	Equity
Balance, March 31, 2020	4,381,033	$43,810	$4,799,384	$231,424	$4,723,999	$(734,028)	$9,064,589	$234,540	$9,299,129

Common stock issued	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	681,051	-	681,051	339,710	1,020,761
Appropriation of statutory reserve	-	-	-	92,396	(92,396)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	455,848	455,848	32,686	488,534
Balance, March 31, 2021	4,381,033	$43,810	$4,799,384	$323,820	$5,312,654	$(278,180)	$10,201,488	$606,936	$10,808,424

Common stock issued	59,052	591	(591)	-	-	-	-	-	-
Net income	-	-	-	-	743,006	-	743,006	159,525	902,531
Appropriation of statutory reserve	-	-	-	333,509	(333,509)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	276,990	276,990	22,195	299,185
Balance, March 31, 2022	4,440,085	$44,401	$4,798,793	$657,329	$5,722,151	$(1,190)	$11,221,484	$788,656	$12,010,140

Increase ownership of a subsidiary			325,148				325,148	(224,761)	100,387
Net income	-	-	-	-	905,892	-	905,892	766,551	1,672,443
Appropriation of statutory reserve	-	-	-	210,201	(210,201)	-	-	-	-
Foreign currency translation loss	-	-	-		-	(751,201)	(751,201)	(1,786)	(752,987)
Balance, March 31, 2023	4,440,085	$44,401	$5,123,941	$867,530	$6,417,842	$(752,391)	$11,701,323	$1,328,660	$13,029,983

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2023	2022	2021
Cash flows from operating activities:
Net Income	$1,672,443	$902,531	$1,020,761
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	176,243	179,207	195,239
Amortization of right-of-use assets	234,115	134,137	246,010
Loss from disposal of property and equipment	938	4,043	-
Provision for doubtful accounts	537,018	400,876	136,805
Loss from long-term investments	12,277	-	-
Interest income	(49,422)	(50,155)	(68,151)
Deferred tax expense (benefit)	270,090	(36,670)	(333,045)
Changes in operating assets and liabilities:
Accounts receivable	252,307	(132,914)	(1,422,278)
Other receivable	55,174	(95,273)	20,902
Other current assets	14,588	51,982	16,670
Long-term rent deposit	-	9,173	(80,245)
Deferred revenue	(1,566,977)	(296,570)	2,406,401
Taxes payable	211,911	244,627	359,779
Other payable	(60,289)	76,219	(82,135)
Operating lease liabilities	(196,848)	(140,783)	(251,795)
Accountants payable and accrued expenses	48,932	(175,255)	163,222
Net cash provided by operating activities	1,612,500	1,075,175	2,328,140

Cash flows from investing activities:
Purchase of property and equipment	(37,237)	(34,996)	(74,236)
Proceeds from loans to third parties	2,919	6,856	-
Payments made for loans to third parties	(29,190)	-	(28,894)
Payments made for loans to a related party	-	(1,650,000)	2,458,553
Purchase of ownership of a subsidiary	100,384	-	-
Net cash provided by (used in) investing activities	36,876	(1,678,140)	2,355,423

Cash flows from financing activities:
Advances from related parties	-	(17,657)	11,312
Net cash provided by financing activities	-	(17,657)	11,312

Effect of exchange (loss) gain on cash	(845,358)	330,052	525,249

Net increase (decrease) in cash	804,018	(290,570)	5,220,124
Cash at beginning of the year	11,763,445	12,054,015	6,833,891
Cash at end of the year	$12,567,463	$11,763,445	$12,054,015

Supplemental cash flow information
Cash paid for income taxes	$33,631	$13,719	$174,056

Non-cash investing activities
Right of use assets obtained in exchange for operating lease obligations	$478,269	$837,146	$805,546

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

In December 2012, Wah Fu acquired 100% equity interest of Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”) and its Variable Interest Entity (“VIE”), Beijing Huaxia Dadi Digital Information Technology Co., Ltd (“Digital Information”), with a consideration totalling Chinese Renminbi (“RMB”) 2,000,000 (approximately $0.3 million). Distance Learning is a Chinese nation-wide online education services provider founded on December 23, 1999. Digital Information is a technological development and operation services provider founded on September 14, 2000. Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include internet content providers, or ICPs, Wah Fu cannot have a direct ownership in Digital Information. As an alternative, Distance Learning entered into a series of contractual agreements with the owners of Digital Information. These agreements include an Exclusive Business Cooperation Agreement, an Equity Interest Pledge Agreement, an Exclusive Option Agreement and Powers of Attorney.

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

On March 8, 2017, Nanjing Suyun Education Technology Co., Ltd. (“Nanjing Suyun”) was founded in Jiangsu Province, China. Distance Learning owns 70% equity interest of Nanjing Suyun, and the other 30% equity interest is owned by an individual shareholder. On March 15, 2017, Huaxia MOOC Internet Technology Co., Ltd. (“Huaxia MOOC”) was founded in Hubei Province, China. Distance Learning owns 51% equity interest of Huaxia MOOC, and the other 49% equity interest is owned by three unrelated individual shareholders, respectively. On January 31, 2023, Distance Learning, our wholly owned subsidiary, signed an equity transfer agreement with Hubei Education Investment Co., Ltd. (“Hubei Education”) to acquire the 20% equity interests of Huaxia MOOC Internet Technology Co., Ltd. (“Huaxia MOOC”) owned by Hubei Education. The total consideration of the acquisition was RMB 714,984 (approximately $100,388). After the transaction, the Distance Learning’s equity interest of Huaxia MOOC increased from 51% to 71%.

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

On July 4, 2022, Chongqing HuafuYuyun NetworkTechnology Co.,Ltd (“Chongqing Huafu”), was established in Chongqing Province, China. Distance Learning owns 55% equity interest of Chongqing Huafu, and the other 45% equity interest is owned by a third party company

Wah Fu, its subsidiaries and its subsidiary’s consolidated VIE (collectively, the “Company”) are primarily engaged in providing online education services and technological development and operation services in China.

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

Company	Date of establishment	Place of establishment	Percentage of legal ownership by Wah Fu	Principal activities
Subsidiaries:
Wah Fu Holding*	May 19, 2016	Hong Kong, PRC	100%	Holding Company
Distance Learning	December 23, 1999	Mainland, PRC	100%	Provider of online education services and technological development and operation services
Shanghai Xin Fu	July 20, 2015	Mainland, PRC	100%	Inactive
Shanghai Xia Shu	April 29, 2016	Mainland, PRC	100%	Inactive
Hunan Huafu	June 15, 2015	Mainland, PRC	75%	Provider of online education services
Nanjing Suyun	March 8, 2017	Mainland, PRC	70%	Provider of online education services
Huaxia MOOC	March 15, 2017	Mainland, PRC	71%	Provider of online education services
Guizhou Huafu	April 25, 2017	Mainland, PRC	51%	Provider of online education services
Fuzhou Huafu	May 21, 2018	Mainland, PRC	65%	Provider of online education services
Liaoning Huafu **	June 26, 2018	Mainland, PRC	70%	Provider of online education services
Guangxi Huafu ***	August 14, 2019	Mainland, PRC	55%	Inactive
Guangzhou Huafu	October 21, 2019	Mainland, PRC	60%	Provider of online education services
Sichuan Huafu	November 8, 2019	Mainland, PRC	70%	Provider of online education services
Chongqing Huafu	July 4, 2022	Mainland, PRC	55%	Provider of online education services
Variable interest entity
Digital Information	September 14, 2000	Mainland, PRC	Nil	Provider of technological development and operation service and holder of Internet Content Provider (“ICP”) License

*	Wah Fu Holding was dissolved on April 23, 2021.

**	Liaoning Huafu was dissolved on June 27, 2022.

***	Guangxi Huafu was dissolved on March 17, 2022.

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

The following tables set forth the assets, liabilities, results of operations and changes in cash of the VIE, Digital Information, which were included in the Company’s consolidated balance sheets, statements of operations and comprehensive loss and cash flows:

	As of March 31, 2023	As of March 31, 2022
Current assets	$430,150	$580,823
Non-current assets	16,866	145,711
Total assets	447,016	726,534
Current liabilities	252,446	598,354
Intercompany payables*	3,156,235	3,513,846
Total liabilities	3,408,681	4,112,200
Net assets	$(2,961,665)	$(3,385,666)

*	Intercompany payables are eliminated upon consolidation.

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Revenue*	$708,503	$829,928	$514,888
Net Income (loss)	$119,846	$36,181	$(114,129)

*	Intercompany sales are eliminated upon consolidation.

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Net cash (used in) provided by operating activities*	$(89,131)	$252,880	$92,187
Net cash used in investing activities	(5,437)	-	(1,252)
Effect of exchange (loss) gain on cash	(39,585)	11,562	15,091
Net (decrease) increase in cash	$(134,153)	$264,442	$106,026

*	Intercompany operating activities are eliminated upon consolidation.

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

Use of estimates

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

Reclassifications

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of March 31, 2023 and 2022 or on the statements of operations for the years ended March 31, 2023, 2022 and 2021.

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2023 and 2022, the Company had no cash equivalents. The Company maintains its cash with various financial institutions mainly in the mainland China and Hong Kong Special Administrative Region of PRC (the “Hong Kong”). Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $72,805) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. Balances in banks in Hong Kong are insured by Hong Kong Deposit Board and subject to a certain limitation.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days. As China’s online education market is intensely competitive in recent years, in order to retain existing and attract new universities, educational institutions and technological service customers to capture additional market share, the Company extends more credit sales with longer credit terms to certain customers which have a well-established business relationship with the Company for more than five years.

As of March 31, 2023 and 2022, the accounts receivable were $0.8 million d $1.71 million respectively. As of March 31, 2023 and 2022, no accounts receivable were due from customers accounting for 10% or more of total outstanding receivables nor 10% or more of total revenues.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collections. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2023 and 2022, the allowances for doubtful accounts were $535,767 and $1,122,743, respectively.

Accounts receivable aging consisted of the following:

	As of March 31, 2023	As of March 31, 2022
Less than 12 months	$1,220,327	$1,723,099
More than 12 months	108,652	1,112,074
Less: allowance for doubtful accounts	(535,767)	(1,122,743)
Total accounts receivable, net	$793,212	$1,712,430

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

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis, less estimated residual value, over an asset’s estimated useful life. Following are the estimated useful lives of the Company’s property and equipment:

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

Impairment of long-lived assets

The Company assesses its long-lived assets such as property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Factors which may indicate potential impairment include a significant underperformance related to the historical or projected future operating results or a significant negative industry or economic trend. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair value. The Company did not record any impairment loss on its long-lived assets during the years ended March 31, 2023, 2022 and 2021.

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

Online education service

The online education services provided by the Company to its customers are an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription service period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately. Therefore, the Company’s contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. The Company typically satisfies its performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscriptions expire. The subscription period for a majority of the online education services is six months or less. Customer/student can access to the courses. anytime during the subscription period. The online education services include online education cloud services (“B2B2C”), which are provided through educational institutions to individual students, the study period depends on their universities and college usually from 6 months to 5 years, and online training services (“B2C”), which are provided to students directly, valid period for the B2C is 6 months. B2C services can be cancelled and is refundable no later than 24 hours after enrollment. B2B2C services cannot be cancelled and is not refundable after enrollment. All estimates are based on the Company’s historical experience, complete satisfaction of the performance obligation, and the Company’s best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

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

The Company’s accounts receivable consists primarily of receivables related to providing online education services to enrolled students, and contract receivable associated with providing technological development and operation services to education institutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. Payment terms and conditions vary by contract types. For most of B2B2C contracts and technical development and operation service contracts, payment is due from customers within 30 days of the invoice date, and the contracts do not have significant financing components. The Company’s revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the Company’s right to consideration in exchange for services that the Company has transferred to a customer is only conditioned on the passage of time. Therefore, the Company does not have any contract assets. The Company also does not have significant capitalized commissions or other costs as of March 31, 2023 and 2022.

The Company’s contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company’s unsatisfied performance obligations as of March 31, 2023 and 2022. This is primarily composed of revenue for online course tuition received in advance from B2C services and B2B2C services. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. Normally, B2C service provides service to students directly, they can choose the courses they need on our platform, the valid period for the B2C service is 6 months, and thus the deferred revenue for B2C service is recognized as revenue within 6 months. However, we have treated deferred revenue for B2B2C with a longer recognition period which will be recognized from 6 months to 5 years. Such variance in B2B2C recognition of deferred revenue is due to a student’s university and college degree length; this ranges from 6 months to 5 years, and online training services, which are provided to students directly, has period of 6 months.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Such deferred revenue consists primarily of revenues from online education services. Costs cannot distinguish whether the costs relate to unsatisfied performance obligations or to satisfied performance obligations (or partially satisfied performance obligations).

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of March 31, 2023 and 2022.

Value added tax (“VAT”)

Sales revenue derived from the invoiced online education service, and technological development and operation service is subject to VAT since 2014. Prior to that, the Company was subject to a fixed rate of business tax of 3%. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively. Distance Learning and Digital Information are both considered VAT general taxpayers since June 2015. Hunan Huafu became to a VAT general taxpayer since August 2018. Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Liaoning Huafu, Sichuan Huafu, Guangzhou Huafu and Chongqing Huafu are VAT small-scale taxpayers since the date of incorporation.

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

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations and credit risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2023 and 2022, $1,511,208 and $1,940,850 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (about $63,695). As of March 31, 2023 and 2022, $11,056,255 and $9,821,654 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Customer and supplier concentration risk

The Company’s revenues are derived from enrolled students or institutions that are located primarily in China. For the year ended March 31, 2023, 2022 and 2021, no customers accounted for over 10% of the Company’s total revenue.

As of March 31, 2023 and 2022, no customer accounted for 10% of the total outstanding accounts receivable balance, respectively.

As of March 31, 2021, one customer accounted for 10.4% of the total outstanding accounts receivable balance, respectively.

For the years ended March 31, 2023, 2022 and 2021, no suppliers accounted for more than 10% of total purchases.

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

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of March 31, 2023	As of March 31, 2022
Accounts receivable	$1,328,980	$2,835,173
Less: allowance for doubtful accounts	(535,768)	(1,122,743)
Total accounts receivable, net	$793,212	$1,712,430

Provisions for doubtful accounts was $535,768, $1,122,743 and $693,639 for the years ended March 31, 2023, 2022 and 2021.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LOANS TO THIRD PAIRTIES, NET

Loans to third parties consisted of the following:

	As of March 31, 2023	As of March 31, 2022
Loans to third parties, current:
Beijing Chuangyouyi Education Technology Co.,Ltd (a)	$88,760	$96,157
Beijing Dejinbao Mining Engineering Co., Ltd (b)	524,201	566,377
Guizhou Shunxincheng Human Resources Co., Ltd	-	3,155
Individual Person (c)	27,729	-
Loans to third parties, noncurrent:
Beijing Dejinbao Mining Engineering Co., Ltd (b)	171,004	149,673
Less: allowance for doubtful accounts
Beijing Chuangyouyi Education Technology Co.,Ltd (a)	(88,760)	(96,157)
Total loan to third parties, net	$722,934	$719,205

(a)

On December 25, 2017, Distance Learning loaned RMB 600,000 (USD 88,760 as of March 31, 2023) to Beijing Chuangyouyi Education Technology Co.,Ltd (“Chuangyouyi”). The loan bears an interest rate of 6% and is not guaranteed. The maturity was December 24, 2018. Chuangyouyi did not repay upon maturity, the Company has fully accrued allowance for the balance.

(b)	On September 5, 2017, Distance Learning loaned RMB3,000,000 (USD 436,834 as of March 31, 2023) to Beijing Dejinbao Mining Engineering Co., Ltd (“Dejinbao”). The loan bears an interest rate of 6% and is not guaranteed. The original maturity was September 5, 2019, and was later extended to September 5, 2023. On September 27, 2018, Distance Learning loaned an additional RMB600,000 (USD 87,367 as of March 31, 2023) to Dejinbao. The loan bears an interest rate of 6% and is not guaranteed. The maturity of the loan is September 26, 2024.

(c)	On February 13, 2023, Distance Learning loaned RMB200,000 (USD 27,729 as of March 31, 2023) to a third part. The loan to an individual person is unsecured, non-interest bearing and due on demand.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31, 2023	As of March 31, 2022
Buildings	$484,951	$525,365
Electronic equipment	128,047	132,650
Office equipment and furniture	224,364	252,097
Motor vehicles	179,613	169,216
Software	364,979	395,395
Leasehold improvements	168,762	182,827
Subtotal	1,550,716	1,657,550
Less: accumulated depreciation and amortization	(1,001,079)	(946,823)
Property and equipment, net	$549,637	$710,727

Depreciation and amortization expense were $176,243, $179,207, $195,239 and for the years ended March 31, 2023, 2022 and 2021, respectively.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LONG-TERM INVESTMENTS

The Company’s investments in unconsolidated entities consisted of the following:

	As of	As of
	March 31,	March 31,
	2023	2022
Equity investments without readily determinable fair value:
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	$131,050	$141,972
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	145,611	157,746
Impairment of investments in unconsolidated entities
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	(131,050)	(129,695)
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	(145,611)	(157,746)
Total	$-	$12,277

(a)	On June 2, 2016, the Company invested RMB 0.9 million (approximately $0.14 million as of March 31, 2022) in exchange for 10% equity interest of Tianyuebowen through its related party, Beijing Haohua Haofu Investment Co., Ltd. (“Haohua Haofu”). Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred 10% ownership of Tianyuebowen to the Company subsequently. RMB 0.9 million was paid in full by the Company in June 2016. Due to the continual losses of Tianyuebowen, the company believes that the probability of recovering the investment in Tianyuebowen is low. Therefore the balance of $131,050 investment in Beijing Tianyuebowen is fully impaired in fiscal year 2023.

(b)	On August 15, 2016, the Company invested RMB 1.0 million (approximately $0.15 million as of March 31, 2022) in exchange for 15% equity interest of Zhongtai International Education Technology (Beijing) Co., Ltd. (“Zhongtai”) through Haohua Haofu. Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred the 15% ownership of Zhongtai to the Company subsequently. RMB 1.0 million was paid in full by the Company in August 2016. Due to the continual losses of Zhongta, the company believes that the probability of recovering the investment in Zhongta is low. Therefore the balance of $145,611 investment in Zhongtai is fully impaired in fiscal year 2023.

NOTE 7 – RELATED PARTIES BLALANCE

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2023	As of March 31, 2022
Loan to related parties(a)	$1,761,979	$1,745,479

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019 the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively. On April 1, 2022 and April 7, 2022 the company loaned $300,000 and $1,350,000 to Horwath Capital. The loan bears an interest rate of 1% and is not guaranteed. The maturity was September 30, 2023.

(ii) Due to related party:

	As of March 31, 2023	As of March 31, 2022
Due to shareholders	$315,512	$315,512
Due to key management personnel	-	-
Due to related parties	$315,512	$315,512

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

(i) The components of the income tax expense (benefit) are as follows:

	For the Years Ended March 31,
	2023	2022	2021
Current income tax provision	$160,439	$275,555	$513,379
Deferred income tax provision (benefit)	270,090	(36,670)	(333,045)
Total	$430,529	$238,885	$180,334

(ii) The following table summarizes deferred tax assets resulting from differences between the financial reporting basis and tax basis of assets and liabilities:

	As of March 31, 2023	As of March 31, 2022
Allowance for doubtful accounts	$95,025	$200,262
Deferred revenue	280,531	517,578
Net operating loss carry-forwards	-	2,602
Total deferred tax asset	375,556	720,442
Valuation allowance	(875)	(22,619)
Deferred tax assets, net	$374,681	$697,823

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – TAXES (CONTINUED)

Corporate Income Taxes (“CIT”) (Continued)

According to Chinese tax regulations, net operating loss (“NOL”) can be carried forward to offset operating income for five years. A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that the realization of future deductions is uncertain. Management performs an assessment over future taxable income to analyse whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of March 31, 2023 and 2022, valuation allowance accrued for deferred tax assets was $875 and $31,564, respectively.

(iii) The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2023, 2022 and 2021:

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact (a)	(7.7)%	(6.8)%	(7.9)%
Permanent difference	0.3%	0.5%	0.8%
Change in valuation allowance	1.2%	2.2%	(2.9)%
Effective tax rate	18.8%	20.9%	15.0%

(a)	Distance Learning is subject to a favorable tax rate of 15%; Shanghai Xia Shu, Shanghai Xin Fu, Hunan Huafu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu and Chonqqing Huafu are subject to a favorable tax rate of 10%.

Taxes payable

Taxes payable consisted of the following:

	As of March 31, 2023	As of March 31, 2022
Income tax payable	$1,054,177	$935,630
Value added tax payable	54,296	40,604
Other taxes payable	11,128	7,636
Total	$1,119,601	$983,869

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

The components of lease expense were as follows:

March 31, 2023
Operating lease cost	$413,445

Weighted Average Remaining Lease Term (Months)
Operating leases	26

Weighted Average Discount Rate
Operating leases	4.75%

Maturities of lease liabilities were as follows:

Twelve months ending March 31,
2024	$213,482
2025	170,067
2026	38,652
Total Lease Payments	422,201
Less Imputed Interest	(8,756)
Total	$413,445

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

On April 1, 2021 the underwriter elects to exercise the purchase warrants which the company offering to the underwriter for initial public offering services (see Note 10-Warrants issued for service). The total exercise shares should be 29,526 at a price of $6.25 per share used cashless method. Due to a calculation mistake the company erroneously issued 59,052 shares to the underwriter. Base on the negotiation with the underwriter, the 29,526 shares returned to the Company on June 20, 2023.

As a result, the Company had 30,000,000 authorized ordinary shares, $0.01 par value per share, of which 4,440,085 shares issued and outstanding as of March 31, 2023 and 2022.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2023 and 2022, the balances of statutory reserves were $867,530 and $657,329, respectively.

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

On April 1, 2021 the underwriter elects to exercise the purchase warrants which the company offering to the underwriter for initial public offering services. The total exercise shares are 59,052 at a price of $6.25 per share used cashless method. The total exercise shares should be 29,526 at a price of $6.25 per share used cashless method. Due to a calculation mistake the company erroneously issued 59,052 shares to the underwriter. Base on the negotiation with the underwriter, the 29,526 shares returned to the Company on June 20, 2023.

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

The following tables present summary information by segment for the years ended March 31, 2023, 2022 and 2021, respectively:

	For the Year Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Revenue from Online Education Service
Revenue from B2B2C Service	$10,358,996	$10,154,357	$7,601,430
Revenue from B2C Service	149,877	1,014,815	657,019
Revenue from Technological Development and Operation Service	183,740	305,176	257,112
Total	$10,692,613	$11,474,348	$8,515,561

All the Company’s revenue was generated from its business operation in China.

	For the Year Ended March 31, 2023
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$10,508,873	$183,740	$10,692,613
Cost of revenue and related tax	4,904,801	100,909	5,005,710
Gross profit	$5,604,072	$82,831	$5,686,903
Depreciation and amortization	$173,214	$3,029	$176,243
Total capital expenditures	$37,237	$-	$37,237

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SEGMENT REPORTING (CONTINUED)

	For the Year Ended March 31, 2022
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$11,169,172	$305,176	$11,474,348
Cost of revenue and related tax	5,833,319	180,412	6,013,731
Gross profit	$5,335,853	$124,764	$5,460,617
Depreciation and amortization	$173,952	$5,255	$179,207
Total capital expenditures	$34,996	$-	$34,996

	For the Year Ended March 31, 2021
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$8,258,449	$257,112	$8,515,561
Cost of revenue and related tax	3,692,683	304,415	3,997,098
Gross profit	$4,565,766	$(47,303)	$4,518,463
Depreciation and amortization	$189,407	$5,832	$195,239
Total capital expenditures	$72,984	$1,252	$74,236

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SEGMENT REPORTING (CONTINUED)

	As of March 31, 2023	As of March 31, 2022
Total assets:
Online Education Service	$17,091,176	$17,277,372
Technological Development and Operation Service	447,016	726,534
Total Assets	$17,538,192	$18,003,906

NOTE 12 – SUBSEQUENT EVENTS

On April 3, 2023, Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”), our wholly owned subsidiary, loaned RMB 20,000,000 (approximately $USD 2,912,226) without interest and on unguaranteed basis to Beijing Qinzaina Software Technology Co. Ltd. with a maturity date of September 30, 2023.

On April 1, 2021, the underwriter elects to exercise the purchase warrants which the company offering to the underwriter for initial public offering services. The total exercise shares should be 29,526 at a price of $6.25 per share used cashless method. Due to a calculation mistake the company erroneously issued 59,052 shares to the underwriter. Base on the negotiation with the underwriter, the 29,526 shares returned to the Company on June 20, 2023.