Form 20-F
period 2024-03-31
Wah Fu Education Group Ltd
filed 2024-07-30
CIK 1716770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to                    .

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

Xicheng District, Beijing, China 100088

(Address of Principal Executive Offices)

Yang Yu

Tel: + 86 10 59942599 Fax: + 86 10 85171378

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2024 was: 4,410,559 ordinary shares, par value $0.01 per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

WAH FU EDUCATION GROUP LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “Wah Fu” refers to Wah Fu Education Group Limited, a company organized in the British Virgin Islands (“BVI”); “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to Wah Fu Education Group Limited and/or its consolidated subsidiaries, other than the variable interest entity, Beijing HuaXiaDadi Digital Information Technology Co., a PRC company, and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. – Shandong Branch, the branch company of Beijing Huaxia Dadi Digital Information Technology Co., unless the context otherwise indicates; and “VIE” refers respectively to the variable interest entity and its subsidiaries, Beijing Huaxia Dadi Digital Information Technology Co., Ltd. and its subsidiaries, such as Huafu Wanrun (Guangzhou) Education Technology, Sichuan Huafu Gengyun Education Technology Co., Ltd., and Hunan Huafu Haihui Learning Technology Co., Ltd. Wah Fu conducts operations in China primarily through its wholly foreign owned enterprises (“WFOEs”) and its subsidiaries, which also includes the VIE as a subsidiary of the WFOEs, in China. As a result, Wah Fu does not conduct any business on its own. The financial results of the VIE and its subsidiaries are consolidated into our financial statements for accounting purposes, but we do not hold any equity interest in the VIE or any of its subsidiaries. Investors are purchasing an interest in Wah Fu, the British Virgin Islands holding company.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2024, the cash buying rate announced by the People’s Bank of China was RMB7.1063 to $1.00.

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

In addition, as Wah Fu conducts substantially all of its operations in China through wholly foreign owned enterprises (“WFOEs”) in China, it is subject to legal and operational risks associated with having substantially all of its operations in China, which risks could result in a material change in Wah Fu’s operations and/or the value of the securities Wah Fu has registered for sale or could significantly limit or completely hinder Wah Fu’s ability to offer or continue to offer Wah Fu’s securities to investors and cause the value of Wah Fu’s securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement As of the date of this report, as advised by our PRC legal counsel, Beijing Haotai Law Firm (“Haotai”), we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Further, as of the date of this report, as advised by Haotai, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have either on the WFOEs’ or VIE’s daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, the WFOEs, the VIE or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., BVI or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect Wah Fu’s business and results of operations. See “Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in China” beginning for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of Wah Fu’s securities.

Transfer of Cash through our Organization

Wah Fu can transfer cash to its subsidiaries through capital contributions and/or intercompany loans, and Wah Fu’s subsidiaries can transfer cash to Wah Fu through dividends or other distributions and/or intercompany loans. Additionally, Wah Fu’s subsidiaries can transfer cash to the VIE through loans, service fees and the VIE can transfer cash to Wah Fu as service fees under the VIE agreements (the “VIE Agreements”) and/or through loans. We intend to settle amounts owed under the VIE Agreements. The aforesaid transactions including capital injection and loans, would be eliminated upon consolidation.

Our cash primarily consists of cash on hand and cash in banks in the PRC and Hong Kong, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2024 and March 31, 2023, we had approximately $11.0 million and $12.6 million of cash in banks, respectively, and had no outstanding bank loans or third party loans due. Funds are transferred between our WFOE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”), and Distance Learning’s subsidiaries, including Shanghai Xin Fu Network Technology Co., Ltd. and Shanghai Xia Shu Network Technology Co., Ltd, and the VIE for their daily operation purposes.

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

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges or over-the- counter if its auditor is not subject to PCAOB inspections for two consecutive years instead of three thus reducing the time before our securities may be prohibited from trading or being delisted.  On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

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

See also “Item 3D. Risk Factors - Risks Related to Doing Business in China - Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.”

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in this report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

Wah Fu Education Group Ltd. is a British Virgin Islands holding company and currently conducts substantially all of our business operations in the PRC through our wholly foreign owned entities (“WFOEs”) incorporated in the PRC and certain business operations through the PRC consolidated variable interest entity (“VIE”) as a subsidiary of our WFOE. Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we rely on a series of contractual arrangements among VIE and its shareholders to operate our online and mobile platforms in China. These contractual arrangements entered into with the VIE allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. These contractual arrangements include exclusive business cooperation agreement, exclusive option agreement, equity interest pledge agreement, power of attorney, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIE and consolidate its operating results in our financial statements under U.S. GAAP. As used in this annual report, unless otherwise indicated, “we,” “us,” “our,” the “Company,” “Wah Fu” or similar terms refer to Wah Fu Education Group Limited, a company organized in the British Virgin Islands and/or its consolidated subsidiaries, other than the variable interest entity, Beijing Huaxia Dadi Digital Information Technology Co. (“Beijing Digital Information”), a PRC company, and its subsidiaries, unless the context otherwise indicates; and “VIE” refers respectively to the variable interest entity and its subsidiaries, Huafu Wanrun (Guangzhou) Education Technology, Sichuan Huafu Gengyun Education Technology Co., Ltd., and Hunan Huafu Haihui Learning Technology Co., Ltd.

Beijing Digital Information holds our Internet Content Provider (“ICP”) license necessary to operate our online platform in China, our domain names, including www.edu-edu.com, our registered trademarks in China and our registered software copyrights that are essential to the Company’s online operation in the PRC. For the year ended March 31, 2024 and 2023, 10.7% and 5.2% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Beijing Distance Learning”), for fiscal years ending March 31, 2024 and 2023 and since the VIE Agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that we will receive dividends in the near future.

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

Yu Yang
Yang Xinghui
Yang Xinghui
Yu Yang
Yang Xinghui
100%
23.74%
100%
HFGFR INC.
Marshall
76.26%
Silver Thousand International
BVI
River Business Limited
BVI
Public Shareholders
51.5%
48.5%
33.74%
7.26%
31.56%
27.44%
Wah Fu Education Group Limited
BVI
100%
100%
Shanghai Xin Fu Network Technology Co.,Ltd
Beijing Huaxia Dadi Distance Learning Services Co.,Ltd.
VIE
Beijing HuaXiaDaDi Digital Information Technology Co., Ltd.
100%
Shanghai Xia Shu Network Technology Co.,Ltd.
60%
70%
75%
Huafu Wanrun (Guangzhou) Education Technology Co., Ltd
Sichuan Huafu GengyunEducation Technology Co., Ltd
Hunan Huafu Haihui Learing Technology Co.,Ltd.
71%
70%
51%
65%
55%
100%
Huaxia MOOC (Hubei) Network Technology Co., Ltd
Nanjing Suyun Education Technology Co., Ltd.
Guizhou Huafu Qianyun Network Technology Co., Ltd.
Fuzhou Huafu MingjiaoTechnology Co., Ltd.
Chongqing Huafu Yuyun Network Technology Co., Ltd
Beijing Zhihui Xinyu Technology Co., Ltd.

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

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended March 31, 2024, 2023, and 2022, and selected balance sheet information as of March 31, 2024, 2023, and 2022 showing financial information for the parent company Wah Fu Education Group Limited, the WFOE (as defined below) and WFOE’s subsidiaries (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (in dollars). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 6. See also VIE and consolidated financial information in Note 2 of our financial statements.

For the purposes of this section:

●	“parent” refers to Wah Fu Education Group Limited;

●	“WFOE” refers to Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”) and its subsidiaries, Shanghai Xin Fu Network Technology Co., Ltd. and Shanghai Xia Shu Network Technology Co., Ltd., Distance Learning’s wholly owned PRC subsidiaries;

●	“VIE and its subsidiaries” refer to Beijing Huaxia Dadi Digital Information Technology Co., Ltd (“Digital Information”) and its subsidiaries which is the Variable Interest Entity (“VIE”) of Distance Learning.

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2024

				Elimination
		WOFE and	VIE and	Entries and
		WOFE’s	VIE’s	Reclassification
	Parent	Subsidiary	Subsidiary	Entries	Consolidated
Cash	$986,957	9,618,646	440,105	-	11,045,708
Intercompany receivable	-	2,979,684	-	(2,979,684)	-
Total Current Assets	2,807,148	14,399,286	446,055	(2,979,684)	14,672,805
Total Non-current Assets	298,014	1,182,156	3,448	-	1,483,618
Intercompany payable	254,623	-	2,725,061	(2,979,684)	-
Total Liabilities	585,373	3,462,024	2,929,473	(2,979,684)	3,997,187
Total Shareholders’ Equity	2,519,788	12,119,418	(2,479,970)	-	12,159,236

*	Intercompany receivable from VIE and intercompany payable to WFOE represented a loan to VIE for working capital purpose.

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2023

				Elimination
		WOFE and	VIE and	Entries and
		WOFE’s	VIE’s	Reclassification
	Parent	Subsidiary	Subsidiary	Entries	Consolidated
Cash	$1,511,208	$10,672,724	$383,531	$-	$12,567,463
Intercompany receivable	-	3,410,858	-	(3,410,858)	-
Total Current Assets	3,273,187	15,703,162	430,150	(3,410,858)	15,995,641
Total Non-current Assets	298,014	1,227,671	16,866	-	1,542,551
Intercompany payable	254,623	-	3,156,235	(3,410,858)	-
Total Liabilities	596,707	3,913,679	3,408,681	(3,410,858)	4,508,209
Total Shareholders’ Equity	2,974,494	13,017,155	(2,961,665)	-	13,029,983

*	Intercompany receivable from VIE and intercompany payable to WFOE represented a loan to VIE for working capital purpose.

Condensed Consolidated Statements of Operations Data

	For the year ended March 31, 2024
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	6,452,686	770,534	-	7,223,220
Intercompany revenue	-	-	337,686	(337,686)	-
Cost of revenue and related tax	-	4,017,459	214,794	-	4,232,253
Cost from intercompany	-	337,686	-	(337,686)	-
Gross Profit	-	2,435,227	555,740	-	2,990,967
Total operating expenses	473,479	2,540,077	217,933	-	3,231,489
Operating Income (expense)	(473,479)	(104,850)	337,807	-	(240,522)
Net Income(expense)	(454,706)	(261,678)	339,524	-	(376,860)

	For the year ended March 31, 2023
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	$9,984,110	$708,503	$-	$10,692,613
Intercompany revenue	-	-	149,211	(149,211)	-
Cost of revenue and related tax	-	4,703,711	301,999	-	5,005,710
Cost from intercompany	-	149,211	-	(149,211)	-
Gross Profit	-	5,280,399	406,504	-	5,686,903
Total operating expenses	451,123	2,920,758	303,054	-	3,674,935
Operating Income (expense)	(451,123)	2,359,641	103,450	-	2,011,968
Net Income(expense)	(434,476)	1,924,253	119,846	-	1,609,623

	For the year ended March 31, 2022
	Parent	WOFE and WOFE’s	VIE and VIE’s	Eliminating	Consolidated
	Only	Subsidiary	Subsidiary	adjustments	Totals
Revenue	$-	$10,644,420	$829,928	$-	$11,474,348
Intercompany revenue	-	-	125,088	(125,088)	-
Cost of revenue and related tax	-	5,523,308	490,423	-	6,013,731
Cost from intercompany	-	125,088	-	(125,088)	-
Gross Profit	-	5,121,111	339,506	-	5,460,617
Total operating expenses	535,148	3,565,781	318,944	-	4,419,873
Operating Income (expense)	(535,148)	1,555,330	20,562	-	1,040,744
Net Income(expense)	(539,836)	1,406,186	36,181	-	902,531

Selected Condensed Consolidation Schedule of Cash Flows

	For the year ended March 31, 2024
	Parent	WOFE and WOFE’s	VIE and VIE’s	Eliminating
	Only	Subsidiary	Subsidiary	adjustments	Consolidated
OPERATING ACTIVITIES	(454,706)	30,473	47,373	-	(376,860)
Net income (Loss)
Intercompany receive	-	279,053	357,947	(637,000)	-
Intercompany payment	-	(357,947)	(279,053)	637,000	-
Net cash provided by (used in) operating activities	(524,251)	(318,921)	75,862	-	(767,310)
Net cash provided by (used in) investing activities	-	(231,440)	-	-	(231,440)
Net cash provided (used in) financing activities	-	-	-	-	-
Intercompany receive
Intercompany payment	-	-	-	-	-
Effect of exchange rate fluctuation on cash	-	(503,717)	(19,288)	-	(523,005)

	For the year ended March 31, 2023
	Parent	WOFE and WOFE’s	VIE and VIE’s	Eliminating
	Only	Subsidiary	Subsidiary	adjustments	Consolidated
OPERATING ACTIVITIES	$(434,476)	$1,987,073	$119,846	$-	1,672,443
Net income (Loss)
Intercompany receive	-		73,269	(73,269)	-
Intercompany payment	-	(73,269)	-	73,269	-
Net cash provided by (used in) operating activities	(429,642)	2,131,273	(89,131)	-	1,612,500
Net cash provided by (used in) investing activities	-	42,313	(5,437)	-	36,876
Net cash provided (used in) financing activities	-	-	-	-	-
Intercompany receive
Intercompany payment	-	-	-	-	-
Effect of exchange rate fluctuation on cash	-	(805,773)	(39,585)	-	(845,358)

	For the year ended March 31, 2022
	Parent	WOFE and WOFE’s	VIE and VIE’s	Eliminating
	Only	Subsidiary	Subsidiary	adjustments	Consolidated
OPERATING ACTIVITIES	$(539,836)	$1,406,186	$36,181	$-	$902,531
Net income (Loss)
Intercompany receive	-	-	125,088	(125,088)	-
Intercompany payment	-	(125,088)	-	125,088
Net cash provided by (used in) operating activities	(484,746)	1,307,041	252,880	-	1,075,175
Net cash provided by (used in) investing activities	(1,648,843)	(29,297)	-	-	(1,678,140)
Net cash provided (used in) financing activities	-	(17,657)	-	-	(17,657)
Intercompany receive	-	-	-	-	-
Intercompany payment	-	-	-	-	-
Effect of exchange rate fluctuation on cash	-	318,490	11,562	-	330,052

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid- up capital and the statutory reserve funds of our PRC subsidiaries, totaling $975,014, $975,014, and $862,323 as of March 31, 2024, 2023 and 2022, respectively.

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

Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between our WOFE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd., and the VIE, Beijing Beijing Huaxia Dadi Digital Information Technology Co., a PRC company, and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between the VIE and the WOFE.

	Fiscal Years Ended March 31,
	2024	2023	2022
Cash transferred to VIE from WOFE	$-	$-	$-

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

We also have operations in mainland China and we are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law- enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comments, or the Revised Draft, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users (which to be further specified) which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

As advised by Haotai, as of the date of this report, other than those requisite for a domestic company in China to engage in the businesses similar to ours, we are not required to obtain any permission or approvals from the PRC authorities, including the CSRC, the CAC or any other governmental authority that is required to approve our operations. We and our subsidiaries, and the VIEs have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiary, the VIEs and their subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Shanghai Xin Fu Network Technology Co., Ltd	Business License	Market Supervision Bureau of Shanghai Pilot Free Trade Zone	July 20, 2015 - July 19, 2045
Shanghai Xia Shu Network Technology Co., Ltd	Business License	Market Supervision Bureau of Shanghai Chongming District	April 29, 2016 - April 28, 2026
Beijing Huaxia Dadi Distance Learning Services Co., Ltd.	Business License	Market Supervision Bureau of Beijing Economic and Technological Development Zone	December 23, 1999 - December 22, 2039
Huaxia MOOC(Hubei)Network Technology Co., Ltd	Business License	Market Supervision Bureau of Wuhan Donghu New Technology Development Zone	March 15, 2017 - March 15, 2047
Nanjing Suyun Education Technology Co., Ltd.	Business License	Administrative Approval Bureau of Nanjing Gulou District	March 8, 2017 - Long-term
Fuzhou Huafu Mingjiao Technology Co., Ltd.	Business License	Market Supervision Bureau of Fuzhou Gulou District	May 21, 2018 -05-21 - May 20, 2068
Beijing Beijing Huaxia Dadi Digital Information Technology Co., Ltd.	Business License	Market Supervision Bureau of Beijing Economic and Technological Development Zone	September 14, 2000 - Long-term
Huafu Wanrun (Guangzhou) Education Technology Co., Ltd	Business License	Market Supervision Bureau of Guangzhou Yuexiu District	October 21, 2019 - Long-term
Sichuan Huafu GengyunEducation Technology Co., Ltd	Business License	Market Supervision Bureau of Changsha Tianxin District	November 8, 2019 - Long-term
Hunan Huafu Haihui Learing Technology Co., Ltd.	Business License	Market Supervision Bureau of Chengdu Chenghua District	June 15, 2015 - June 14, 2065
Chongqing HuafuYuyun NetworkTechnology Co.,Ltd	Business License	Market Supervision Bureau of Chongqing Shapingba District	April 4, 2022 - Long-term

As of the date of this report, as advised by Haotai, neither us nor any of our PRC subsidiaries, the VIEs and their subsidiaries are currently required to obtain any permission approval or licenses from the CSRC or the CAC for the trading of our securities on Nasdaq and the offering of our securities to foreign investors, or any other governmental agency that is required to approve our or our subsidiaries’ operations. While the businesses of our subsidiaries in the PRC are subject to cybersecurity review with the CAC, as advised by Haotai, we do not believe we are required to conduct a cybersecurity review because (i) we do not possess a large amount of personal information on more than one million users in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, our operations could be adversely affected, directly or indirectly, by future laws and regulations relating to our business or industry, if we inadvertently conclude that such approvals or permissions are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approvals or permissions in the future. We may be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which could adversely affect the ability of the Company’s securities to continue to trade on Nasdaq, which may cause the value of our securities to significantly decline or become worthless.

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

The U.S. government, including the SEC, has recently made statements and taken certain actions that may lead to significant changes to U.S. and international relations and will impact companies with connections to the United States or China. The SEC has issued statements primarily focused on companies with significant China-based operations. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations.

For a detailed description of the risks facing the Company and the risks associated with having our operations in China, please refer to “Item 1A. Risk Factors - Risks Related to Doing Business in China.”

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive income (loss) data for the fiscal years ended March 31, 2024, 2023 and 2022 and the consolidated balance sheets data as of March 31, 2024, 2023, and 2022 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Income (Loss) Data:

	For the Years Ended March 31,
	2024	2023	2022
Revenues	$7,223,220	$10,692,613	$11,474,348
Gross profit	$2,990,967	$5,686,903	$5,460,617
Operating expenses	$3,231,489	$3,674,935	$4,419,873
Income from operations (loss)	$(240,522)	$2,011,968	$1,040,744
Provision (benefit) for Income taxes	$130,890	$430,529	$238,885
Net income (loss)	$(376,860)	$1,672,443	$902,531

Selected Consolidated Balance Sheets Data:

	As of March 31,
	2024	2023	2022
Current assets	$14,672,805	$15,995,641	$16,202,300
Total assets	$16,156,423	$17,538,192	$18,003,906
Current liabilities	$3,924,212	$4,305,038	$5,987,703
Total liabilities	$3,997,187	$4,508,209	$5,993,766
Total shareholders’ equity (net assets)	$12,159,236	$13,029,983	$12,010,140

Selected Consolidated Statements of Cash Flows Data:

	For the Years Ended March 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$(767,310)	$1,612,500	$1,075,175
Net cash provided by (used in) investing activities	$(231,440)	$36,876	$(1,678,140)
Net cash provided by financing activities	$-	$-	$(17,657)
Effect of exchange rate changes on cash	$(523,005)	$(845,358)	$330,052
Net increase (decrease) in cash	$(1,521,755)	$804,018	$(290,570)
Cash, beginning of the year	$12,567,463	$11,763,445	$12,054,015
Cash, end of the year	$11,045,708	$12,567,463	$11,763,445

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward- Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	If we are not able to continue to attract students to purchase our course packages and to increase the spending of our students on our platforms, our business and prospects will be materially and adversely affected.

●	We may not be able to improve the content of our existing courses, develop new courses or services in a timely or cost-effective manner.

●	Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

●	If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

●	If we are not able to continue to engage and retain qualified teachers, we may not be able to maintain consistent teaching quality on our platforms, and our business, financial condition and operating results may be materially and adversely affected.

●	Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

●	If our students’ level of performance deteriorates or satisfaction with our services declines, the students may decide to withdraw from our courses and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and operating results.

●	Our new courses and services may compete with our existing courses and services.

●	If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

●	We may not be able to adopt new technologies important to our business.

●	Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

●	Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their performance in specific courses, a change in requirements or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

●	We may not be able to adopt new technologies important to our business.

●	Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

●	Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their performance in specific courses, a change in requirements or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

●	Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.

●	We may encounter disputes from time to time relating to our use of intellectual property of third parties.

●	Failure to protect confidential information of our teachers, students and other customers against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

●	Our employees may engage in misconduct or other improper activities or misuse our platforms, which could harm our reputation.

●	Allegations, harassment or other detrimental conduct by third parties, as well as the public dissemination of negative, inaccurate or misleading information about us, could harm our reputation and adversely affect the price of our ordinary shares.

●	The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

●	If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

●	Our results of operations are subject to seasonal fluctuations.

●	We have limited insurance coverage for our operations in China, which could expose us to significant costs and business disruption.

●	Any significant interruption in the operations of our customer hotline could adversely affect our ability to respond to potential customers’ inquiries and other service requests in a timely manner.

●	There are certain risks related to our corporate structure which include, but are not limited to, the following:

●	If the PRC government finds that the contractual arrangements that establish the structure for holding our Internet Content Provider (“ICP”) license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with Beijing Digital Information and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	Any failure by Beijing Digital Information or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

●	The shareholders of Beijing Digital Information may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	If Beijing Digital Information becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ordinary shares.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our common stock could decline in value or become worthless.

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business.

●	New legislation or changes in the PRC laws or policies regarding self-taught education may affect our business operations and prospects.

●	Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and security. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

●	Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

●	The operation of Beijing Digital Information may be deemed by relevant PRC government authority to be beyond its authorized business scope. If the relevant PRC government authorities take actions against Beijing Digital Information, our business and operations could be materially and adversely affected.

●	We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

●	We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

●	PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of the IPO to make loans to our PRC subsidiary and PRC consolidated VIE or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

●	Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

●	Governmental control of currency conversion may affect the value of your investment.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

●	Any policy or legal changes to the self-taught education system in China may significantly affect our results of operations.

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

Our ability to continue to attract students to purchase our course packages and to increase their spending on our platforms are critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to effectively market our platforms to a broader base of prospective students, continue to develop, adapt or enhance quality educational content and services to meet the evolving demands of our existing or prospective students and expand our geographic reach. We must also manage our growth while maintaining consistent and high quality of course materials and respond effectively to competitive pressures. If we are unable to continue to attract students to purchase our course packages and to increase the spending of our students on our platform, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to improve the content of our existing courses, develop new courses or services in a timely or cost-effective manner.

Historically, our core business centered on the exam preparation courses offered through our B2C platform. We have since expanded our course offerings to target students that not only need to take self-taught higher education exams but who desire to educate themselves in other fields of study, as well as a broader range of situation-based education and test preparation targeting a wide range of student demographics. We constantly update and improve the content of our existing courses and develop new courses or services to meet changing market demands. Revisions to our existing courses and our newly developed courses or services may not be well received by existing or prospective students. If we cannot respond effectively to changes in market demands, our business may be adversely affected. Even if we are able to develop new courses or services that are well received, we may not be able to introduce them in a timely or cost- effective manner. If we do not respond adequately to changes in market demands, our ability to attract and retain students may be impaired and our financial results could suffer.

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

The timing of the introduction of new courses is subject to risks and uncertainties, including our ability to find and retain teachers and attract students. Offering new courses or services or modifying existing courses may require us to invest in content development, increase marketing efforts and re-allocate resources away from other uses. Unexpected technical, operational, logistical or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these courses or programs will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or contribute the desired level of income. We may have limited experience with the content of new courses or services and may need to adjust our systems and strategies to incorporate new courses or services into our existing course catalogue. If we are unable to continuously improve the content of our existing courses or offer new courses or services in a timely or cost-effective manner, our results of operations and financial condition could be adversely affected.

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

We incurred selling and marketing expenses of $1,066,649, $1,129,146 and $1,547,665 for the years ended March 31, 2024, 2023 and 2022, respectively. As we continue to increase our marketing efforts for our B2C service by establishing office in more provinces, we expect our selling and marketing expenses to increase for the next three years.

Our sales activities may not be well received by students and may not result in the levels of sales that we anticipate, and our free trials may not be attractive to our prospective institution customers and students. Furthermore, we may not be able to achieve the operational efficiency necessary to increase the gross billings per sales and marketing staff. We also may not be able to retain or recruit experienced sales staff, or to efficiently train junior sales staff. Further, marketing and branding approaches and tools in the online education market in China are evolving, especially for mobile platforms. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our profitability.

Collectability of our accounts receivable has adversely impacted our operating cash flow, and may continue to do so.

Our net accounts receivable balance was $1.0, $0.8 million, and $1.7 million as of March 31, 2024, 2023 and 2022, respectively. As of March 31, 2024, 2023 and 2022, the accounts receivable derived from our online education cloud service accounted for 100%, 100% and 100%, respectively, of the total accounts receivable balance. The aging of such accounts receivable ranged from 3 months to over one year. As of March 31, 2024, 2023 and 2022, the allowances for doubtful accounts were $443,163, $535,767 and $1,122,743, respectively.

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

We had a loss of $376,860 for the year ended March 31, 2024 in contrast to the net incomes of $1,672,443 and $902,531 for the years ended March 31, 2023 and 2022, respectively. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The private education market in China is still at the development stage, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions, global pandemics, and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as comparisons of our semi-annual and annual operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

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

We have adopted security policies and measures to protect our proprietary data and student information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our users’ visits to our website and use of our mobile apps. Such individuals or entities obtaining our clients’ confidential or private information may further engage in various other illegal activities using such information. Any negative publicity regarding our website’s or mobile apps’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

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

Foreign ownership in entities that provide value-added telecommunication services, is subject to restrictions under current PRC laws and regulations. For example, in accordance with the Guidance Catalog of Industries for Foreign Investment, as amended in June 2017, and other applicable laws and regulations, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce) and any such foreign investor must have experience in providing value- added telecommunications services overseas and maintain a good track record.

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

On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

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

If we had direct ownership of Beijing Digital Information, we would be able to exercise our rights as a shareholder to change the executive director of Beijing Digital Information, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by Beijing Digital Information and its shareholders of their obligations under the contracts to exercise control over Beijing Digital Information. However, the shareholders of Beijing Digital Information may not act in the best interests of the Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Beijing Digital Information. We may replace the shareholders of Beijing Digital Information at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by Beijing Digital Information or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with Beijing Digital Information may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. However, uncertainties still exist in relation to further application and improvement of the Foreign Investment Law and its current implementation and interpretation rules. According to the Foreign Investment Law, “foreign investment” refers to investment activities carried out directly or indirectly by foreign natural persons, enterprises, or other organizations, or “foreign investors,” including the following: (i) foreign investors establishing foreign-invested enterprises in China alone or collectively with other investors; (ii) foreign investors acquiring shares, equities, properties, or other similar rights of Chinese domestic enterprises; (iii) foreign investors investing in new projects in China alone or collectively with other investors; and (iv) foreign investors investing through other ways prescribed by laws, regulations, or guidelines of the State Council. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as a foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list.” The Foreign Investment Law provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from applicable PRC government authorities. Pursuant to the 2021 Negative List, the value-added telecommunication services we provide fall within the restricted category. If our control over the VIEs through contractual arrangements is deemed as a foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may materially and adversely affect our business operations.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino- Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementations and ancillary regulations to become the legal foundation for foreign investment in the PRC.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Pursuant to the 2021 Negative List, the value-added telecommunication services we provide fall within the restricted category.

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

Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign- owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund. The statutory reserve funds, enterprise expansion funds and staff welfare and bonus funds are not distributable as cash dividends.

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

We do not have priority pledges and liens against Beijing Digital Information’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Beijing Digital Information undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Beijing Digital Information’s assets. If Beijing Digital Information liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Beijing Digital Information to Beijing Distance Learning under the applicable service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third- party creditor, we closely monitor the operations and finances of Beijing Digital Information through carefully designed budgetary and internal controls to ensure that Beijing Digital Information is well capitalized and is highly unlikely to trigger any third-party monetary claims in excess of its assets and cash resources. Furthermore, Beijing Distance Learning has the ability, if necessary, to provide finance support to Beijing Digital Information to prevent such an involuntary liquidation.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology (“MIIT”), and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

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

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law on Promoting Private Education, or Private Education Law, and the Implementation Rules of the Law on Promoting Private Education and the latest amendment of Private Education Law was on December 29, 2018 which came into effect on the same date. Under these PRC laws and regulations, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, while prior to the effectiveness of the Amendment (as further defined below), all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. On December 30, 2016, the Ministry of Education (“MOE”), State Administration for Industry and Commerce (“SAIC”) and the Ministry of Human Resources and Social Welfare of the PRC jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC.

On April 20, 2018, the MOE issued for public comments the Draft Revision of the Implementation Rules of the Law on Promoting Private Education (the Draft for Comments), or the MOE Draft for Comments. As the consultation period for the MOE Draft for Comments ended in May 2018, on August 10, 2018, the Ministry of Justice of the PRC, or the MOJ, published the committee draft of the Implementation Rules of the Law on Promoting Private Education (Revised Draft), or the MOJ Draft for Approval, for public review and comments. On May 14, 2021, the State Council officially promulgated the revised Implementation Rules of the Law on Promoting Private Education, with an effective date of September 1, 2021 (hereinafter referred to as “the 2021 Implementation Rules”), which made certain significant changes that may affect private schools. The 2021 Implementation Rules further promotes the development of private education by providing that a private school shall enjoy rights or preferential policies stipulated by laws equivalent to those applicable to a public school, which shall primarily include: (i) a private school may enjoy the preferential tax policies stipulated by the State and a non-profit private school may enjoy the same tax policies as a public school; and (ii) the local people’s governments shall grant preferential treatments in terms of land use by means of allocation in accordance with the principle of treating non-profit private schools equally as public schools, and for schools that provide education for academic credentials, may provide lands by means of bid invitation, auction or listing, assigning contracts, long-term lease or combination of sale as well as rental and may permit payment in instalments.

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

We operate online platforms that provide online educational courses to students through the internet, and both of our PRC subsidiary and the VIE are registered with Beijing Administration for Industry and Commerce (“Beijing AIC”) as commercial enterprises. As such, we believe the provisions of the Private Education Law and its implementing rules, including without limitation, the requirement for obtaining a private school operating permit, are not applicable to us. However, as the laws and regulations are new, it is unclear that how these laws and regulations will be explained and implemented and we cannot assure you that the competent PRC governmental authorities will not ultimately take a view contrary to our opinion. Moreover, because there is no further official or publicly-available interpretation of the definition of “private schools”, there are uncertainties with regard to whether our business currently conducted in PRC will be deemed by the relevant PRC governmental authorities to be “private schools” as defined under the relevant PRC laws and regulations. If our business conducted in PRC is deemed as operating private schools, we may be required to register our PRC entity as a private school with education or training-related items included into its approved business scope. Beijing Digital Information is registered with Beijing AIC as a limited liability company, and its current registered business scope only includes “education consulting” and “computer technology training,” without “training” or any other education or training-related items. However, we cannot assure you that we will not be subject to any penalties in the future. If the relevant PRC government authorities discover or determine that Beijing Digital Information operates beyond its authorized business scope, Beijing Digital Information may be ordered to complete the registration for change of business scope within a given period, failing which Beijing Digital Information is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation if the relevant authorities determine that Beijing Digital Information is operating without any approval or permit required.

We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

On December 20, 2007, the State Administration of Press Publication Radio Film and Television (“SAPPRFT”) and the MIIT jointly promulgated the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was amended and effective as of August 8, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or its local bureaus or completing the relevant registration with SAPPRFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. In a press conference jointly held by the SAPPRFT and MIIT in February 2008 to answer questions relating to the Internet Audio-Video Program Measures, the SAPPRFT and MIIT clarified that those providers of internet audio- visual program services who engaged in such services prior to the promulgation of the Internet Audio-Video Program Measure may re- register and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past, regardless whether they are state-owned or state-controlled entities or not, but any other entities intend to provide internet audio-visual program services shall comply with all requirements specified in the Internet Audio-Video Program Measures. On April 1, 2010, SAPPRFT promulgated the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which was modified on March 10, 2017. The Categories clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “internet audio-video programs.”

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

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970’s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. For example, as a result of China’s current nationwide anti- corruption campaign, public school spending has become strictly regulated. To comply with the expenditure control policies of the Chinese government, many public universities, including our clients, temporarily reduced their self-taught education spending in 2017. This caused the demand for our courses in 2017 to decrease. If our clients continue to reduce their demand for our services due to the policies of the Chinese government, this could adversely impact our business, financial condition and operating results.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Some of the governmental measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

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

All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade, and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, such as loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries, a foreign invested enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

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

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow. In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to the National Development and Reform Commission (“NDRC”)’s pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective in January 2008 and was amended in February 2017, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as STA Circular 82, issued in April 2009 by the State Taxation Administration (“STA”), specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to STA Circular 82, the STA issued a bulletin, known as STA Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of STA Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” STA Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both STA Circular 82 and STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in STA Circular 82 and STA Bulletin 45 may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or STA Circular 698, issued by the STA on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

On February 3, 2015, the STA issued the Announcement of the State Taxation Administration on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or STA Bulletin 7, to supersede existing provisions in relation to the “indirect transfer” as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Pursuant to STA Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in STA Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. STA Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On October 17, 2017, the STA issued the Announcement of the State Taxation Administration on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, or STA Bulletin 37, which repealed the entire Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of STA Bulletin 7. Pursuant to STA Bulletin 37, the income from property transfer, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the Law on Enterprise Income Tax, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

There has been very limited application of STA Bulletin 7 and STA Bulletin 37 because these regulations were newly issued and came into force in February 2015 and in December 2017 respectively. During the effective period of STA Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiary and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under STA Bulletin 7 and STA Bulletin 37 and may be required to expend valuable resources to comply with STA Bulletin 7 and STA Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under STA Bulletin 7 and STA Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non- PRC resident investors’ investment in us.

Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $975,014, $975,014 and $862,323 as of March 31, 2024, 2023 and 2022, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the British Virgin Islands may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service- related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary in China is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

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

Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non- inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.  On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

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

Any policy or legal changes to the self-taught education system in China may significantly affect our results of operations.

On November 30, 2023, the government of the Hunan Province announced that starting from April 2024, all universities in Hunan will no longer recognize examination scores obtained from online self-taught examination platforms, which will negatively affect our results of operations. For the year ended March 31, 2024, we generated approximately $4.85 million in revenue from self-taught examination platforms in China, and approximately $1.99 million were from Hunan Province. We do not expect to generate any revenue from the same source in Hunan Province for the foreseeable future.

Even though the decision made by the Hunan government does not affect other provinces in which we operate, there is no guarantee that those provinces will not follow suit and put forward similar policies in the future. If any other provinces adopt similar policies, our operations may be further negatively affected, and revenues from the self-taught examination platforms may decline significantly.

Risks Related to Our Ordinary Shares

The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In the past, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. A number of PRC companies have listed their securities on U.S. stock markets, and the securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

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

We may seek additional capital through a combination of public and private equity offerings, debt financings, collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or grant licenses on terms unfavorable to us.

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

We are a British Virgin Islands company, and all of our assets are located outside of the United States. The majority of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a British Virgin Islands company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We began our operations in December 1999 through Beijing Distance Learning, a company formed under the laws of PRC. Beijing Distance Learning was formed to engage in the business of online training for self-taught higher education examination in Beijing. In July 2012, we formed Wah Fu Education Group Limited under the laws of the British Virgin Islands as an offshore holding company under the former name “Wah Fu Trade Limited”, which was changed to our current name in 2016. In May 2016, we established our wholly-owned Hong Kong subsidiary, Wah Fu Education Holding Limited, which had been dissolved in April 2021. We conduct our business through our subsidiaries and affiliated entities in China, which are described below. Through contractual arrangements described below, we control 100% of Beijing Digital Information. These contractual arrangements allow us to effectively control and derive 100% of the economic interest from Beijing Digital Information under U.S. GAAP, provided, however we are the primary beneficiary of the VIE for accounting purposes. In addition, we directly own equity interest of a number of PRC entities. Below is a list of our operating subsidiaries and variable interest entity:

●	Beijing Huaxia Dadi Distance Learning Services Co., Ltd.: our wholly owned subsidiary formed under the laws of PRC in 1999. The current business operations of Beijing Distance Learning include research and development of long-distance education software and development of long-distance education resources and information.

●	Beijing HuaXiaDadi Digital Information Technology Co., Ltd.: our variable interest entity formed under the laws of PRC in September 2000. The current business operations of Beijing Digital Information include platform development, upgrading, maintenance and other related services. This entity also holds an ICP license for our website, www.edu-edu.com.

●	Shanghai Xin Fu Network Technology Co., Ltd.: our wholly owned subsidiary formed under the laws of PRC in July 2015 to engage in the business of development of internet technology and computer technology, technological consulting, services and transfer. Shanghai Xin Fu currently doesn’t have any business operations.

●	Shanghai Xia Shu Network Technology Co., Ltd.: our wholly owned subsidiary formed under the laws of PRC in April 2016 to enter into agreements relating to the platform in Shanghai for tax reasons.

●	Hunan Huafu Haihui Learning Technology Co., Ltd.: our subsidiary formed under the laws of PRC in June 2015. We own 75% of the equity interests of this entity. Its primary business purpose is to provide technology services in Hunan relating to online platforms for preparation of various examinations.

●	Huaxia MOOC(Hubei) Network Technology Co., Ltd.: a company formed under the laws of PRC in March 2017 to provide exam preparation services in Hubei. We currently own 71% of the equity interest of this entity. Cuntao Hou, our Vice President of Sales, currently owns 4% of the equity interest in this entity. The rest of its equity interest is owned by third party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Nanjin Suyun Education Technology Co., Ltd.: a company formed under the laws of PRC in March 2017 to provide exam preparation services in Jiangsu. We currently own 70% of the equity interest of this entity. The rest of its equity interest is owned by third party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Guizhou Huafu Qianyun Network Technology Co., Ltd.: a company formed under the laws of PRC in April 2017 to provide exam preparation services in Guizhou. We currently own 51% of the equity interest of this entity. The rest of its equity interest is owned by third party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Fuzhou Huafu Mingjiao Technology Co., Ltd.: a company formed under the laws of PRC in May 2018 to provide exam preparation services in Fujian. We currently own 65% of the equity interest of this entity. The rest of its equity interest is owned by third party individuals that are not affiliated with us or any of our officers and directors.

●	Liaoning Huafu Zhongtai Learning Technology Co., Ltd.: a company formed under the laws of PRC in June 2018 to provide exam preparation services in Liaoning. We currently own 70% of the equity interest of this entity. The rest of its equity interest is owned by third parties that are not affiliated with us or any of our officers and directors. This entity has been deregistered and ceased to exist in June 2022.

●	Guangxi Huafu Quanping Education Technology Cot., Ltd.: a company formed under the laws of PRC in August 2019 to provide online education services. We currently own 55% of the equity interest of this entity. The rest of its equity interest is owned by a third party company. Guangxi Huafu was dissolved on March 17, 2022.

●	Huafu Wanrun (Guangzhou) Education Technology Co., Ltd.: a company formed under the laws of PRC in October 2019 to provide online education services. We currently own 60% of the equity interest of this entity. The rest of its equity interest is owned by two individuals that are not affiliated with us or any of our officers and director.

●	Sichuan Huafu Gengyun Education Technology Co., Ltd.: a company formed under the laws of PRC in November 2019 to provide online education services. Digital Information owns 60% equity interest of Sichuan Huafu. In December 2021, Digital information was entrusted with another 10% equity interest from an individual shareholder. After the transition, Digital Information owned 70% equity interest of Sichuan Huafu. The other 30% equity interest is owned by one individual shareholder.

●	Chongqing HuafuYuyun Network Technology Co.,Ltd: a company formed under the laws of PRC in July 2022 to provide online educational services. Distance Learning owns 55% equity interest of Chongqing Huafu, and the other 45% equity interest is owned by a third-party.

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

We do not own equity interests in Beijing Digital Information. However, as a result of these contractual arrangements, we are the primary beneficiary of Beijing Digital Information and treat it as our consolidated VIE under U.S. GAAP. We depend upon dividends and other distributions paid to us by our PRC subsidiaries, primarily Beijing Distance Learning. Beijing Distance Learning partially relies on service fees paid by our variable interest entity Beijing Digital Information. For the years ended March 31, 2024, 2023 and 2022, 10.7%, 5.2% and 0.6% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Distance Learning for fiscal years ending March 31, 2024, 2023 and 2022 since the VIE agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that these levels will continue in the future.

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

Exclusive Option Agreement

Under the exclusive option agreement, in consideration of an aggregate payment of RMB2,000,000, each of the shareholders of Beijing Digital Information has granted Beijing Distance Learning or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in Beijing Digital Information when and to the extent permitted by PRC law. Beijing Distance Learning or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Beijing Distance Learning’s written consent, the shareholders of Beijing Digital Information shall not transfer, donate, pledge, or otherwise dispose any equity interests of Beijing Digital Information in any way. The acquisition price for the equity interests will be RMB2,000,000 or the minimum amount of consideration permitted under the PRC law at the time when the option is exercised if such minimum price is higher. The agreement cannot be terminated by Beijing Digital Information or their shareholders. The agreement remains in effective until all the equity interests of each shareholder of Beijing Digital Information transfers to Beijing Distance Learning or its designee(s).

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. You can also view our information on the Company’s website at http://www.edu-edu.cn/.

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

Our Services

We currently offer online education services and technology research & development services. Our online education services currently include Online Education Cloud Services and Online Training Services.

Online Education Cloud Service (“B2B2C”)

We provide online education platforms to institutions, such as universities and training institutions, and online course development service companies. Our teachers are well regarded and recommended by our clients, which include universities and academic institutions. Through our product development team, we interview and enlist teachers who we use to record teaching sessions. In return, we provide fixed compensation to teachers. We have developed three separate types of B2B2C platforms: a self-study examination platform, a continuing education platform, a non-diploma training platform (which allows students to enroll in courses for college credit), Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless examination platform. These platforms are available both online and via mobile app that we design for each of our clients. Currently, we are primarily focused on providing clients with B2B2C services relating to self-study examinations, which are a set of standard national examinations necessary to obtain college degrees in China. We have offered such services since September 2009. We also entered into the adult education field and commenced offering continuing education platforms in late 2016. Currently, over 10,262 courses (including the self-developed courses and authorized courses by third party educational institutions) are available on such platforms and approximately 327 universities and education institutions are using and testing our platforms. We commenced offering our non-diploma training platforms in March 2017. We currently provide services in ten provinces in China and believe that we are the leading service provider in this market. We also have offered the services via the Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform since 2020. During the year ended March 31, 2024, we provided approximately 3,687,228 courses to students on our platforms.

●	Self-Study Examination Platform

This platform is a cloud-based education system for universities, government examination officials as well as students who would like obtain college degrees through self-taught higher education examination. We created customized homepage systems for each university that uses our platform. Our system allows the university management to import their student data into the data base of our platform and will generate accounts for each specific student. Students can login the platform, choose to participate in recorded or live courses that are available on the platform. The platform will grant government examination officials the authority to monitor the learning process of each student. The platform can record the student’s learning data, giving each student a score for evaluation of the performance of each course for use by the university and government officials.

●	Continuing Education Platform

This platform is also cloud based and targets college students and students aiming to complete adult higher education. Similar to the self- study examination platform, this platform offers customized interface for each university using the platform where the school management can integrate their student data into the platform. Students can log in and take courses. The system will keep track of the students’ leaning data and generate scores based on students’ performance for school evaluation. What’s different from the self-study examination platform, this platform offers additional teaching administrative functions, including student profile management, tuition payment, management of different campus, course arrangement as well as statistical screening management, etc.

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

Online Training Service (“B2C”)

We provide online training and examination preparation services directly to students for a fee. We have been providing this service since 2000. In connection with our B2C service, we provide an online cloud education platform targeting end users, which is available both online and via the mobile app we design for each program. We can also license this platform to other offline education and training institutions for them to offer online services, and to manage their online courses and online users. Students that use this service are primarily college students and students preparing for the self-study examination.

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

Our Strengths

We believe that the following competitive strengths contribute to, and will continue to reinforce, our success and leading market position in the online self-taught education industry in the PRC and differentiate us from our competitors:

●	Education Cloud Platform Advantage. We are dedicated to the development of our education platforms and actual operations and is one of the companies with the longest history in the industry. Our platforms are constantly improved and upgraded and have been well recognized by its users for being comprehensive and easy to use.

●	Leading Service Provider in Online Preparation of Self-Taught Examination. According to CRI, we are the leading provider and standards setter of online education service of self-study examination courses in the PRC and the first company in China that provides such services. The Company has over 1,140 self-own online courses and provides services to 73 universities and colleges across fifteen provinces in China.

●	Leading Service Provider in Online Adult Education. We launched our adult continue education platform in late 2016. There are approximately 96 schools that currently have service agreements with us and approximately 86 that are testing our services. The platform has become well-known in the industry.

●	Strong Brand Recognition with Nationwide Experience in Online Education. After many years in operation, our brand is well recognized. “Huaxiadadi 华夏⼤地” is an online education course brand in PRC. We kept improving our course designs over the years. With an experienced and cooperative team, we are able to provide quality services and exceed customer expectations. In 2015, we were awarded “2015 Chinese Brand Influence Educational Institution” by Sina Education. In 2016, we were recognized as “2016 Famous Online Education Brand” by Tencent Echo China. In 2017, we were awarded “2017 China Internet Education Brand Enterprise” by the Online Study magazine of China Long-Distance Education Magazine and China Online Education Leaders Association. In 2020, we were awarded “2020 China Internet Education High Grade Platform” and” China Internet Education Prominent Contribution on Suspension of Classes and No Suspension of School”.

●	Technology Advantage. We have dedicated considerable resources to our technology and product development efforts. More than 43% of our employees are in our technology and product development departments and are very experienced with research and development. 30% of these employees hold master or doctor degrees. In addition, we have 126 registered copyrights and have accumulated two decades of experience.

Our Strategies

Our goal is to strengthen our position as a leading provider of online self-taught courses in PRC by pursuing the following business strategies:

●	We continue to improve on the breadth and quality of our online courses in order to increase the number of cooperative universities and education institutions which are the key components for our B2B2C and B2C services.

●	We continue to expand the promotion of paperless examination platforms in continuing education and industrial examinations.

●	While implementing our national expansion strategy, we intend to acquire or set up local training companies to localize our B2B2C service. We intend to continue to increase our research and development department.

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

Implementation of “Provincial Partnership Model”

There are 34 provinces in China and the population in each province varies from tens of millions to hundreds of millions. We are currently implementing a “Provincial Partnership Model” under which we establish subsidiaries in different provinces. Our local partners in each province, who are also the shareholders of each local subsidiary, can develop business not only with the reputation, platform and courses of the Company, but also with their own capability and deep understanding of local education market. We believe that this “Provincial Partnership Model” will create more revenue by motivating our partners of subsidiaries to explore potential market and provide better services to local customers.

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

Online adult continuing higher education courses

Adult higher education examination is an alternative way to obtain higher education for adults and an important part of China’s higher education system. We entered into the adult education field and launched our continuing education platforms in late 2016. Currently, there are over 180 universities and education institutions that we have contracts with and 147 other universities and education institutions that are in trial period of using our platforms. Given the unmet market demands for this type of services as well as the PRC government’s promotion of the “Internet Plus” model, China’s institutions of higher education, including our existing and potential clients, will likely increase their use of adult continuing higher education cloud platform to standardize teaching process and monitor learning process. As such, we expect our revenue from services for online adult continuing education will increase in the long term.

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

Fees

Fees for B2B2C business: we provide the platform to universities or schools for free but charge students a fee of RMB10 to 120 per class, depending upon the course.

Fees for our B2C services: we charge fees based on the specific training program. Low end programs only include online courses and we charge RMB50 to 180 per class for this type of programs. High end programs include both online courses and in person training. We charge RMB200 to 600 per course for this type of programs.

Technical services fees: we charge service fees based on our development and maintenance costs plus a 30% profit. The fee for each client varies, depending upon the specific program design as well as our costs for providing the services, primarily including human resources and computer hardware and software related expenses. Such fees are set forth in our agreements with such clients.

Customers

Our customers for our online education services include universities, academic institutions, government agencies, private clients such as publishers as well as students preparing for various types of standard examination. For the B2B2C service, our customers are universities and academic institutions in fourteen provinces in the PRC such as Hunan, Hubei, Jiangsu, Fujian, Shandong, Guizhou, Anhui, Hebei, Guangdong, Guangxi, Shanxi, Sichuan, Jiangxi, and Gansu. Our top customers for the B2B2C service include the College of Hubei University, Huaihua University, Hunan Normal University and Jimei University. Our customers for the B2C service are students located nationwide. For our technology services business, customers include government agencies and private companies such as publishers.

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

We engaged a well-known cloud service provider to have a cloud host to provide online services, and cloud storage and cloud-on-demand services. Our IT department regularly monitors the performance of our websites, mobile apps and technology infrastructure to enable us to respond quickly to potential problems. We have not experienced any major problems in our network infrastructure.

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

Intellectual Property

We currently have 126 software registrations for our online course delivery and examination preparation programs and related mobile applications. We have also registered 24 trademarks with the China Trademark Office.

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

As of March 31, 2024, we had 125 employees, including 122 full time employees and 3 part time employees. As of March 31, 2024, 28 of these employees were based in our headquarters in Beijing and 97 were based in other cities in the PRC. The table below breaks down the full-time personnel of the Company by function:

Function	Number of Employees	% of Total
Management	7	6%
Technology and Development	52	41%
Teaching Assistance	16	13%
Sales and Marketing	29	23%
Product Development and Customer Service	9	7%
General and Administrative	12	10%
Total	125	100%

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

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work- related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

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

Competition

With respect to the B2B2C service, we believe that we are a leading service provider in the self-study online training area. Our primary competitors are four other companies providing similar types of programs, including Beijing Shangde Online Education Technology Co., Ltd., Suzhou Qingying Feifan Software Technology Co., Ltd., Beijing Aopeng Long Distance Education Center Co., Ltd. and Hongcheng Technology Development Co. Ltd., but we have competitive advantages in terms of geographic coverage, the number of partner schools, the number of courses and our years of operating experience in the industry. With respect to the B2C service, we have two major competitors in the PRC, Beijing Shangde Online Education Technology Co. Ltd. and Bejing Dongda Zhengbao Technology Co., Ltd. Our competitive advantages with respect to this service are our long operating history, our brand recognition and the number and types of courses that we offer. For the B2C service, we compete with traditional offline training institutions as well as well as other companies that provide online training services. In terms of our technology service, we primarily face competition from Shenzhen Youxuepai World Education Development Co., Ltd., Teewon Digital Media Technology Co., Ltd., Founder Tech Co., Ltd. and Hanwon Technology Co., Ltd. Our current client base strongly relies on these services. We face competition from other online and mobile platforms or internet companies that plan to expand their business into the online education industry, but we believe our long established relationship with our clients, experienced technology team and many years’ experience will provide us an edge in competing with these market new entrants.

Facilities

We lease executive office space in Beijing of an aggregate of 467 square meters. These facilities currently accommodate our management headquarters, as well as part of our sales and marketing, product development and general and administrative activities.

As of the date of this report, we have also leased an aggregate of approximately 1,693 square meters office space in Beijing, Jiangsu, Hunan and Fujian. A summary of our leased properties as of the date of this report is shown below:

Location	Space (in square meters)	Address	Use
Beijing	467	L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China & Room 1303A, 1303B, Building 40, No. 1 Shengbei Road, Economic Development Zone, Daxing District, Beijing, China	Office
Nanjing, Jiangsu	570	4th floor, No. 601Zhushan Roan, Jianning District, Nanjin, Jiangsu.	Office
Changsha, Hunan	548	Room 617-625, Building B1, No. 568 Queyuan Road, Tianxin District, Changsha, Hunan, China	Office
Fuzhou, Fujian	108	Room 2411, Building 1, Henli Bona Plaza, Gulou District, Fuzhou, Fujian, China	Office

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

In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Revised Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Our operations in China are governed by PRC laws and regulations. As of the date of this report and as advised by our PRC legal counsel, Beijing Haotai Law Firm, neither us nor any of our PRC subsidiaries, or the VIEs and their subsidiaries are currently required to obtain any permission approval or licenses from the CSRC or the CAC for the trading of our securities on Nasdaq and the offering of our securities to foreign investors, or any other governmental agency that is required to approve our or our subsidiaries’ operations. While the businesses of our subsidiaries in the PRC are subject to cybersecurity review with the CAC, as advised by Haotai, we do not believe we are required to conduct a cybersecurity review because (i) we do not possess a large amount of personal information on more than one million users in our business operations ; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, our operations could be adversely affected, directly or indirectly, by future laws and regulations relating to our business or industry, if we inadvertently conclude that such approvals or permissions are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approvals or permissions in the future. We may be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which could adversely affect the ability of the Company’s securities to continue to trade on Nasdaq, which may cause the value of our securities to significantly decline or become worthless.

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

Regulations Relating to Foreign Investment

Laws of Wholly foreign-owned Enterprise

The establishment procedures, examination and approval procedures, registered capital requirement, foreign exchange restriction, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are governed by the Wholly Foreign-owned Enterprise Law of China, or the Whole Foreign-owned Enterprise Law, which was promulgated by Standing Committee of the National People's Congress (“NPCSC”), and effective as of April 12, 1986, amended on October 31, 2000 and September 3, 2016 and the Implementation Rules for the Wholly Foreign-owned Enterprise Law, which was promulgated by the Ministry of Foreign Economic Relations and Trade on December 12,1990 and amended on April 12,2001 and February 19, 2014 by the State Council. According to the Wholly Foreign-owned Enterprise Law and its Implementation Rules, the establishment of wholly foreign-owned enterprises shall be subject to the examination and approval by the MOC, or government at the level of province, autonomous region, municipality directly under the central Chinese Government, municipality separately listed on the State plan or special economic zone, as authorized by the State Council, which will issue a certificate of approval in respect thereof. Where the establishment of wholly foreign-owned enterprises does not involve the implementation of special access administrative measures prescribed by the State, the establishment of wholly foreign-owned enterprises are subject to record-filing management. Profits and other legal rights and interests obtained by foreign investors in China shall be protected by Chinese laws, and legitimate profits, other lawful income and post-liquidation funds received by foreign investors from the wholly foreign-owned enterprises may be remitted abroad.

The Guidance Catalog of Industries for Foreign Investment

Investment activities in the PRC by foreign investors shall comply with the Guidance Catalog of Industries for Foreign Investment (the “Catalog”), which was promulgated and is amended from time to time by MOC and NDRC. The Catalog divides industries into three categories: encouraged foreign invested industries, restricted foreign invested industries and prohibited foreign invested industries. Any industry not listed in the Catalog or any encouraged foreign invested industry listed in the Catalog is a permitted industry. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category. On June 28, 2018, NDRC and MOC promulgated the Special Administrative Measures for Access of Foreign Investment (the “Negative List 2018”), which came into effect on July 28, 2018. According to the Negative List 2018, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (except for e-commence).

The M&A Rules

The Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, was jointly promulgated by MOC, CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, STA, SAIC and SAFE, on August 8, 2006 and became effective as of September 8, 2006, and were later amended on June 22, 2009. This M&A Rules governs among other things, the purchase and subscription by foreign investors of equity interests in a domestic enterprise, and the purchase and operation by foreign investors of the assets and business of a domestic enterprise. An offshore special purpose vehicle, or SPV, is defined under the M&A Rules as an offshore entity directly or indirectly controlled by Chinese individuals or enterprises for the purpose of an overseas listing, and the main assets of which are the rights and interests in affiliated domestic enterprises. Under the M&A Rules, if a SPV intends to merge with or acquire any domestic enterprise affiliated with such Chinese individuals or enterprises that control the SPV, the proposed merger or acquisition shall be submitted to the MOC for approval. The M&A Rules also require a SPV to obtain an approval from the CSRC prior to the listing and trading of its securities on an overseas stock exchange.

The PRC Foreign Investment Law

On January 1, 2020, the PRC Foreign Investment Law and the Regulations for Implementation of the PRC Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in mainland China, replacing the trio of prior laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

According to the PRC Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly in mainland China by foreign individuals, enterprises or other entities, including the following circumstances: (i) the establishment of foreign-invested enterprises in mainland China by foreign investors solely or jointly with other investors, (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in mainland China, (iii) investment in new projects in mainland China by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council.

The PRC Foreign Investment Law has adopted a reformed system with respect to foreign investment administration, under which the PRC government applies national treatment to foreign investors in terms of investment entry and the foreign investor needs to comply with the requirements as provided in the negative list for foreign investment. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investors will be prohibited from making investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investments in restricted industries. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. Any foreign-invested enterprise established prior to the effectiveness of the PRC Foreign Investment Law may maintain its original corporate forms for a period of five years after January 1, 2020.

The Regulations for Implementation of the PRC Foreign Investment Law restate certain principles of the PRC Foreign Investment Law and further provide that, among others, (1) if a foreign-invested enterprise established prior to the effective date of the PRC Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the PRC Company Law or the PRC Partnership Enterprises Law as applicable and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance thereafter; (2) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the PRC Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties.

On December 30, 2019, the MOC and the State Administration for Market Regulation (“SAMR”) jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in mainland China, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.

In December 2020, the NDRC and the MOC promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOC established a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in mainland China, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, must be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period and will be recorded as negative credit information of such foreign investor in the national credit information system, which would then subject such investors to joint punishment. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

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

Regulations Relating to Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the National People’s Congress of the PRC, or the NPC, enacted the Education Law of the PRC, or the Education Law, which was further amended on August 27, 2009, December 29, 2018 and on April 29, 2021, stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations. Comparing to the version of Education Laws that was amended and came into effect on 2009, which provided that no organization or individual may establish or operate a school or any other educational institution for commercial purposes, the current Education Law narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law.

On April 20, 2022, Standing Committee of the National People’s Congress, or the SCNPC, adopted the amended Vocational Education Law of the PRC, or the Amended Vocational Education Law, which went to effective on May 1, 2022 and replaced the previous Vocational Education Law of the PRC adopted in 1996. The Amended Vocational Education Law specifies that the vocational education is as important as regular education and that the state encourages the development of various levels and forms of vocational education, the extensive and equal participation of social forces in vocational education and the international communication and the cooperation in vocational education, and strives to improve vocational education recognition. The Amended Vocational Education Law also provides the establishment and improvement of the vocational education system, deepening cooperation between enterprises and schools, and the improvement of the vocational education guarantee system and measures.

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

On April 20, 2018, the MOE issued for public comments the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments), or the MOE Draft for Comments. As the consultation period for the MOE Draft for Comments ended in May 2018, on August 10, 2018, the Ministry of Justice (“MOJ”) published the committee draft of the Regulations on the Implementation of the Law on Promoting Private Education in PRC (Revised Draft), or the MOJ Draft for Approval, which further provides that private training institutions for language, art, sports, science and technology teaching and private training institutions for adults for cultural education or non-academic continuing education can directly apply for the registration with the local administrative departments for industry and commerce. Pursuant to the MOJ Draft for Approval, organizations that use Internet technology to implement training and education activities online, occupational qualifications or occupational skills activities, or internet technology service platforms that provide services for online implementation of the aforementioned activities shall obtain the corresponding Internet business license and approval from the education administrative authorities and the human resources and social security authorities of the state level where the institution resides and shall not implement educational or teaching activities which require the private school operation permit. The MOJ has not provided the timeframe for the promulgation of the revised implementation rules on the Law for Promoting Private Education of the PRC, even though the public consultation on the MOJ Draft for Approval has ended on September 10, 2018. If the abovementioned MOJ Draft for Approval is enacted as proposed, certain training institutions, such as our private training institutions, are not required to obtain a private school operation permit from education authorities. However, as the MOJ Draft for Approval is still in draft form, there can be no assurance that it will be enacted as proposed or at all.

On May 14, 2021, the State Council officially promulgated the revised Implementation Rules of the Law on Promoting Private Education, with an effective date of September 1, 2021 (hereinafter referred to as “the 2021 Implementation Rules”), which made certain significant changes that may affect private schools. The 2021 Implementation Rules further promotes the development of private education by providing that a private school shall enjoy rights or preferential policies stipulated by laws equivalent to those applicable to a public school, which shall primarily include: (i) a private school may enjoy the preferential tax policies stipulated by the State and a non-profit private school may enjoy the same tax policies as a public school; and (ii) the local people’s governments shall grant preferential treatments in terms of land use by means of allocation in accordance with the principle of treating non-profit private schools equally as public schools, and for schools that provide education for academic credentials, may provide lands by means of bid invitation, auction or listing, assigning contracts, long-term lease or combination of sale as well as rental and may permit payment in instalments.

On July 24, 2021, the General Office of the State Council and the General Office of the Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and Off-campus Training on Students in Compulsory Education Stage, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online Academic After-School Tutoring (“AST”) Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, or joining franchise or variable interest entities. Any violation of the foregoing shall be rectified.

Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public places and residential areas; (iv) the provision of overseas education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government- guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (viii) no more approvals of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students on grades ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grades ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non- Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects. The Guidelines for Classification and Identification of Off-campus Training Programs in Compulsory Education issued in November 2021 by the General Office of MOE further clarifies that off- campus training will be classified as academic subject training if the following criteria are met: (i) the courses are guided by subject knowledge and skills training, and aiming at improving academic performance of the subject; (ii) the training contents mainly involve subjects such as ethics and the rule of law, Chinese, history, geography, mathematics, foreign languages (English, Japanese, Russian), physics, chemistry, biology, etc.; (iii) the training is carried out by way of teachers (including virtual image, artificial intelligence, etc.) teaching, demonstration and interaction, with emphasis on aspects of knowledge explanation, listening, speaking, reading, writing and arithmetic and other subject ability training, and the main process include preview, teaching and review exercises, and as the main process form; (iv) the evaluation of students focuses on screening and selection, and takes academic performance and examination results as the main evaluation basis.

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

On September 18, 2021, the General Office of MOE, together with five other government authorities, issued a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all online after-school tutoring institutions shall, before obtain such permit, suspend enrollment of students and charging fees.

On October 21, 2021, the MOE, jointly with certain other PRC government authorities, promulgated the Notice on Strengthening the Supervision of After-School Tutoring Institutions Pre-Collection of Fees, which provides that (i) local government authorities shall be responsible for supervising pre-collection of fees by after-school tutoring institutions and (ii) local government authorities will take into consideration local situations when managing the risks associated with pre-collection of fees, and take measures including appointing bank custodians or making provisions of risk reserves.

In March 2022, the MOE, NDRC and SAMR jointly issued the Notice on Regulating Non-Academic After-School Training Institutions, which provide that, among others, (i) non-academic after-school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after-school tutoring institutions shall ensure training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after-school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after-school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, strictly performing contractual obligations and regulating its charging behaviors; (v) non-academic after-school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after-school tutoring institutions shall be deposited to a special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after-school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety.

On November 30, 2022, the MOE together with twelve other government authorities issued the Opinions on Standardizing Non-Academic After-School Tutoring for Primary and Secondary School Students, which reiterates that local government authorities shall identify corresponding competent authorities for different tutoring categories and shall set forth basic standards for establishment and approval procedures for online and offline tutoring institutions of the corresponding categories based on local conditions. In addition, the opinions provide that local government authorities shall standardize daily operations and strengthen daily supervision of non-academic after-school tutoring, including: (1) in terms of training content and training time, non-academic tutoring institutions shall not provide academic tutoring courses, and the training time shall not conflict with the teaching time of local primary and secondary schools; offline training shall end no later than 20:30, and online training shall end no later than 21:00; (2) in terms of price, non-academic tutoring institutions shall follow the principles of fairness, legality and good faith, set prices according to training costs, market supply and demand, among other factors; and such prices shall be reported to the competent authorities and be made to the public; (3) in terms of pre-collection of fees, all fees collected by the tutoring institution shall be put into special account, and training fees shall not be paid by training loans. The pre-collected fees shall be subject to supervision and shall not be collected for more than 60 classes, for a course length of more than three months or over RMB5,000 in one time or in the form of recharge, card and other disguised charges; (4) all non-academic tutoring institutions shall be included in the unified management through the National Platform for Supervision and Service of After-School Education and Training.

In addition, the Alleviating Burden Opinion Regarding Compulsory Education also requires that local governments shall clarify the competent authorities of non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before permitting.

As of the date of this annual report, certain local governments have promulgated rules that require non-academic tutoring service providers that provide certain category of non-academic tutoring services to obtain private school operating permit or approvals from relevant authorities, and certain local governments have released draft rules for public comments on aforesaid requirements.

On March 14, 2023, the MOE together with four other government authorities issued the Interim Measures on Financial Management of After-School Tutoring Institutions, or the Interim Measures, to regulate the financial management of after-school tutoring institutions which provide after-school tutoring services for pre-school children aged 3 to 6 and students in compulsory education and high schools. The Interim Measures clarifies that the funds of after-school tutoring institutions shall be supervised in the whole process of budget management, revenue management, supervision of pre-collected fees and fund use. In particular, the Interim Measures provides that (1) listed companies shall not found or participate in founding after-school tutoring institutions which provide academic after-school tutoring services for students in compulsory education and shall not purchase assets of academic after-school tutoring institutions by means of issuing shares or paying cash; (2) after-school tutoring institutions which provide academic after-school tutoring services for students in compulsory education shall not be controlled or invested by foreign entities including through merger and acquisition, and contractual arrangements, (3) sponsors of non-profit after-school tutoring institutions shall not receive dividends, returns or remaining assets from such institutions.

The MOE issued the Provisional Measures on Administrative Penalties for After-School Tutoring, or Provisional Measures, effective from October 15, 2023, which specify various non-complaint activities of after-school tutoring institutions and stipulate corresponding penalties. According to the Provisional Measures, the conducts of after-school tutoring by any person, legal person or other organization without approval and without satisfying the following conditions constitute unauthorized conducts of after-school tutoring institutions, which shall be ordered to suspend the operations, return collected fees and be imposed a fine: (i) having specific training sites for offline training, or websites or applications for online training; (ii) having more than two training practitioners; and (iii) having organizational structure and division of labor. In addition, if the management of after-school tutoring institutions is chaotic, and involves one of the following acts, the competent government authorities shall require such after-school tutoring institutions to rectify within a certain period of time and issue a warning: (i) enrolling students in violation of regulations such as joint enrollment with primary and secondary schools; (ii) recruiting and managing practitioners in violation of laws, regulations and the other relevant provisions promulgated by the competent department of the State Council; (iii) charging price, charging behavior, pre-collected fee management in violation of laws, regulations and other relevant provisions promulgated by the competent department of the State Council; (iv) containing online game content and links that are not related to tutoring in online after-school tutoring; (v) failing to retain training content, training data and live training images by online after-school tutoring in accordance with relevant provisions promulgated by the competent department of the State Council; (vi) publishing advertisements illegally; and (vii) other disorders that may seriously affect education and teaching. The illegal income (if any) shall be confiscated after the refund of the fees charged; if the situation is serious, the responsible institution shall be ordered to stop recruiting trainees and the license shall be revoked.

On February 8, 2024, the MOE released the Regulations on the Administration of After-School Tutoring (Draft for Comments) which sets out a series of requirements on after-school tutoring. As of the date of this annual report, these draft administrative regulations were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change.

Regulations Relating to Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an ISP. “Online education schools” refer to educational websites providing academic education services or training services with the issuance of various certificates. Setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any educational website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

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

Regulations Relating to Internet Information Services

The Internet Information Service Administrative Measures, or the Internet Information Measures, was promulgated on September 25, 2000 and amended on January 8, 2011. The Internet Information Measures requires that all commercial ICPs to obtain a license for providing Internet information services, or ICP license, from the appropriate telecommunications authorities in order to offer any commercial Internet information services in the PRC. ICPs shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICPs that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities regulating those sectors as well.

Regulations Relating to Internet Culture Activities

On February 17, 2011, the Ministry of Culture promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011, as amended by Decision of the Ministry of Culture on Repealing and Amending Certain Departmental Regulations on December 15, 2017. The Internet Culture Provisions require ICPs engaging in commercial “internet culture activities” to obtain a permit from the Ministry of Culture. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to internet for dissemination.

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

Regulations Relating to Publication Distribution

Under the Administrative Measures for the Publications Market, or Publications Market Measures, which was jointly promulgated by SAPPRFT and MOC and became effective on June 1, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-video products, and electronic publications,” and “distributing” is defined as “wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Measures. Any enterprise or individual that engages in retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business. Where an entity or individual is engaged in the distribution of publications via the internet or other information networks, it or he/she shall obtain the operation permit for publications.

Regulations Relating to Online Transmission of Audio-Visual Programs

The SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio- Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was amended and effective on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmits audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT, or complete certain registration procedures with SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SAPPRFT. On March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

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

Regulations Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Pursuant to the Decision on Strengthening the Protection of Online Information issued by the NPCSC on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined in these regulations as information that identifies a citizen, the time or location for his use of telecommunication and internet services or involves privacy of any citizen such as his birth date, ID card number, and address. An ICP services provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information refers to any recorded information related to identified or identifiable natural persons, though it excludes anonymized information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

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

On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics or provide users with convenient options to cancel algorithmic recommendation services.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementing regulations of the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Taxation Administration, or STA issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, or Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.”

On February 3, 2015, the STA issued the Announcement of the State Taxation Administration on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or STA Bulletin 7, extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to STA Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in STA Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, STA Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

On October 17, 2017, the STA issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or STA Bulletin 37, which came into effect on December 1, 2017. The STA Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being required to file a return and taxed under STA Bulletin 7 and/or STA Bulletin 37 and we may be required to expend valuable resources to comply with STA Bulletin 7 and/or STA Bulletin 37 or to establish that we should not be held liable for any obligations under STA Bulletin 7 and/or STA Bulletin 37.

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

Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax jointly promulgated by the State Taxation Administration and the Ministry of Finance (“Circular 36”), the pilot program of the collection of VAT in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016. Entities and individuals engaged in sales of services, intangible assets or real property within the territory of the PRC are value-added taxpayers, and shall pay VAT rather than business tax. Any taxable activities of taxpayers shall be subject to a tax rate of 6%, except those taxpayers who provide services related to transportation, postal services, basic telecommunications, construction, leasing of real property, sell any real property, transfer any land use rights, leasing services of tangible personal property or any cross-board taxable activity.

Pursuant to the Circular of the Ministry of Finance and the State Taxation Administration on Adjusting Value-added Tax Rates which was promulgated by Ministry of Finance and State Taxation Administration on April 4, 2018 and became effective on May 1, 2018, for the purpose of improving the value-added tax system, adjustments to relevant policies on VAT rates are notified. Where a taxpayer engages in a taxable sales activity for the VAT purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, the STA and the General Administration of Customs jointly issued the Notice on the Policy Concerning Deepening the Reform of Value Added Tax, or Notice 39, which became effective on April 1, 2019. The Notice 39 further changed the Value Added Tax rate of 16% and 10% into 13% and 9%.

4C. Organizational Structure

The following chart reflects our organizational structure as of the date of this report. For descriptions of our subsidiaries and variable interest entity, please see “4A. History and Development of the Company.”

4D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period. We own office space of 166.6 square meters located at Room 12-6, Building 2A, No. 8 Daxueyuan Road, Hongshan District, Wuhan, Hubei.As of March 31, 2024, we have also leased an aggregate of approximately 1,693 square meters office space in Beijing, Jiangsu, Hunan and Fujian. For descriptions of our leased properties, please see “Item 4B. Business Overview – Facilities.”

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

In fiscal year 2024, we continued to increase our efforts in expanding our business and services of online education. With the development of our original platform and new platforms such as Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform. We provided more courses, attracted more customers and cooperated with more education institutions. On the other hand, we focused our business on online education services and did not make great efforts on our technological development services; most of our current technological development services are one- off, and the subsequent maintenance services for upkeep did not generate significant revenue.

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

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company- specific factors, including, among others:

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

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

		% of		% of		% of
	2024	Revenue	2023	Revenue	2022	Revenue
Revenue	$7,223,220	100%	$10,692,613	100%	$11,474,348	100%
Cost of revenue and business and sales related tax	4,232,253	59%	5,005,710	47%	6,013,731	52%
Gross profit	2,990,967	41%	5,686,903	53%	5,460,617	48%
Selling expenses	1,066,649	15%	1,129,146	11%	1,547,665	13%
General and administrative expenses	2,164,840	30%	2,545,789	24%	2,872,208	25%
Income (loss) from operations	(240,522)	(3)%	2,011,968	19%	1,040,744	9%
Interest income	155,360	2%	139,345	1%	122,182	1%
Loss from long-term investment	-	-	(43,785)	0%	-	-
Other income (expenses)	(160,808)	(2)%	(4,556)	0%	(21,510)	0%
Income (loss) before income tax provision	(245,970)	(3)%	2,102,972	20%	1,141,416	10%
Provision (benefit) for income taxes	130,890	2%	430,529	4%	238,885	2%
Net income (loss)	$(376,860)	(5)%	$1,672,443	16%	$902,531	8%
Other comprehensive income (loss): foreign currency translation gain (loss)	(493,887)	(7)%	(752,987)	(7)%	299,314	3%
Less: Comprehensive income (loss) attributable to non-controlling interest	2,370	-	(1,786)	-	22,324	0%
Comprehensive income (loss) attributable to Wah Fu Education Group Ltd.	$(870,747)	(12)%	$921,242	9%	$1,179,521	10%

Results of Operations for the years ended March 31, 2024 and 2023

Revenues

We derive revenues from online education services and technological development and operation services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the years ended March 31,				Variance
	2024	%	2023	%	Amount	%
Online education services	$7,012,452	97.08%	$10,508,873	98.28%	$(3,496,421)	(33.27)%
Technological development and operation service	210,768	2.92%	183,740	1.72%	27,027	14.71%
Total Amount	$7,223,220	100.00%	$10,692,613	100.00%	$(3,469,393)	(32.45)%

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

For the years ended March 31, 2024 and 2023, revenue derived from online education services were $7,012,452 and $10,508,873, respectively, which represented a decrease of $3,496,421 or 33.27%. The decrease was primarily due to a decrease in the revenue from B2B2C service. During fiscal year 2024, due to the implementation of local policies in Hunan province in November 2023, the province has suspended the use of process assessment scores for newly enrolled students in the self-study examination for the year 2024. Accordingly, our revenue from B2B2C services decrease this period. For the uncertainty of the policy, we expected that the income from this part will decrease in the future.

For the years ended March 31, 2024 and 2023 revenue from technological development and operation services was $210,768 and $183,740, respectively, represents an increase of $ 27,027 or 14.71%.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended March 31, 2024 and 2023 respectively:

	For the year ended March 31,				Variance
	2024	%	2023	%	Amount	%
Online education services	$4,116,822	97.27%	$4,871,273	97.31%	$(754,451)	(15.49)%
Technological development and operation service	82,917	1.96%	100,219	2.00%	(17,302)	(17.26)%
Business and sales related tax	32,514	0.77%	34,218	0.68%	(1,704)	(4.98)%
Total Amount	$4,232,253	100.00%	$5,005,710	100.00%	$(773,457)	(15.45)%

Cost of revenue accounted for 59% and 47% of our net revenues in the fiscal years ended March 31, 2024 and 2023, respectively. Cost of revenue mainly comprised of salaries and related expenses for our teaching support, course and content development, website maintenance and information technology engineers and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server relocation and bandwidth leasing fees paid to third-party providers, commission fees paid to third-party cooperate institutions and other miscellaneous expenses.

For the years ended March 31, 2024 and 2023, cost of revenue from online education services were $4,116,822 and $4,871,273, respectively, representing a decrease of $754,451 or 15.49%. The decrease was mainly due to the reduction of commission fees. Commission fee paid to our third-party corporate institutions based on revenue decreased.

For the years ended March 31, 2024 and 2023, cost of revenue from technological development and operation service were $82,917 and $100,219, respectively. As we switched our business focus to online educational services, a we might further adjust our employee structure and transfer technical employees to develop and maintain our self-used platforms to reduce cost of revenue from technical development and operation service.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended March 31, 2024 and 2023, respectively:

	For the year ended March 31,				Variance
	2024	%	2023	%	Amount	%
Online education services	$2,863,758	95.75%	$5,604,072	98.54%	$(2,740,313)	(48.90)%
Technological development and operation service	127,209	4.25%	82,831	1.46%	44,377	53.58%
Total Amount	$2,990,967	100.00%	$5,686,903	100.00%	$(2,695,936)	(47.41)%

Gross profit from online education services decreased by $2,740,313 or 48.90% for the year ended March 31, 2024 as compared to the same period of 2023. The decrease of gross profit from online education services was mainly due to the decrease in revenue.

Gross profit from technological development and operation services increased by $44,377 or 53.58% for the year ended March 31, 2024 as compared to the same period of 2023.

The gross margin of fiscal year 2024 was 41% compared to 53% for the fiscal year 2023.The decrease of gross margin was mainly due to online education services. For the online education services revenue decrease during fiscal year 2024, the cost of online education revenue include fixed cost (e.g. salaries and related expenses for our teaching support, course and content development), thus the cost of online education services not decrease so sharply with the revenue, the gross margin from online education service decreased in this year.

Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2024 and 2023, respectively:

	For the year ended March 31,				Variance
	2024	%	2023	%	Amount	%
Selling expenses	$1,066,649	33.01%	$1,129,146	30.73%	$(62,497)	(5.53)%
General and administrative expenses	2,164,840	66.99%	2,545,789	69.27%	(380,949)	(14.96)%
Total Amount	$3,231,489	100.00%	$3,674,935	100	$(443,446)	(12.07)%

Selling expenses primarily consist of salaries and related expenses of our sales team, sales commissions, and advertising and promotion expenses. Our selling expenses decreased by 5.53% to $1.07 million in fiscal year 2024 from $1.13 million in fiscal year 2023. This decrease was primarily due to the decrease in salaries for our sales department since our revenue of fiscal year 2024 decreased.

General and Administrative Expenses

For the year ended March 31, 2024, our general and administrative expenses were $2,164,840, representing a decrease of $380,949 or 14.96% as compared to the same period of 2023. The decrease of general and administrative expenses was mainly due to the decrease of salaries and related welfare as the reduction in the total workforce and decrease in provision for bad debts.

Interest Income, net

Interest income is primarily generated from our cash deposits in the banks and interest from loans to third parties and related parties. For the year ended March 31, 2024, interest income was $155,360 as compared to interest income of $139,345 in the same period of 2023.

Provision (Benefit) for Income Taxes

The Company’s income tax provision were $130,890 and $430,529 in fiscal year 2024 and 2023, respectively, as a result of a decreased in net income.

Net income (loss)

Our net loss was $376,860 for the years ended March 31, 2024 when it was an income of $1,609,623 for the years ended March 31, 2023. These are mainly due to the decrease of revenue, as discussed above.

Comprehensive income (loss)

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss). The comprehensive loss was $873,117 for the years ended March 31, 2024 when it was comprehensive income of $921,242 for the year ended March 31, 2023. The change was mainly due to the net loss of $376,860 for the fiscal year 2024 when it was a net income of $1,672,443 compared to fiscal year 2023. The foreign currency translation loss were $493,887 and $752,987 in the fiscal year 2024 and 2023, respectively.

Working Capital

The following table provides the information about our working capital at March 31, 2024 and 2023:

	As of March 31, 2024	As of March 31, 2023
Current Assets	$14,672,805	$15,995,641
Current Liabilities	$3,924,212	4,305,038
Working Capital	$10,748,593	$11,690,603

Working capital decreased by $942,010 or 8.1% from March 31, 2023 to March 31, 2024. Our working capital requirements are influenced by the level of our operations, the quantity and amount of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Capital Commitments and Contingencies

Capital commitments refer to the allocation of funds for a possible liability in the near future arising out of capital expenditures. Contingency refers to a condition that arises from past transactions or events, the outcome of which will be confirmed only by the occurrence or non-occurrence of uncertain futures events.

As of March 31, 2024 and 2023, we had no material capital commitments or contingent liabilities.

Cash Flows

The following table provides detailed information about our net cash flows for the years ended March 31, 2024 and 2023.

	For the years ended March 31,
	2024	2023
Net cash provided by (used in) operating activities	$(767,310)	$1,612,500
Net cash provided by (used in) investing activities	(231,440)	36,876
Net cash provided by (used in) financing activities	-	-
Effect of exchange rate changes on cash	(523,005)	(845,358)
Net increase (decrease) in cash	(1,521,755)	804,018
Cash, beginning of the year	12,567,463	11,763,445
Cash, end of the year	$11,045,708	$12,567,463

Operating Activities

Net cash used in operating activities during the year ended March 31, 2024 was $0.8 million. Net loss for fiscal year 2024 was $0.4 million, Account receivable increased by $0.7 million, provision for doubtful accounts increased $0.4 million, deferred revenue increased by $0.2 million.

Net cash provided by operating activities during the year ended March 31, 2023 was $1.6 million. Net income for fiscal year 2023 was $1.7 million, including recovery of $0.5 million provision for doubtful accounts and $0.2 million depreciation and amortization. Deferred revenue decreased by $0.3 million.

Investing Activities

For the year ended March 31, 2024 net cash used in investing activities amounted to $0.2 million when it was net cash provided by investing activities of $0.03 million for the year ended March 31, 2023.

Financing Activities

For the year ended March 31, 2024 and 2023, there were no net cash provided by or used in financing activities.

Results of Operations for the years ended March 31, 2023 and 2022

Revenues

We derive revenues from online education services and technological development and operation services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended March 31,				Variance
	2023	%	2022	%	Amount	%
Online education services	$10,508,873	98.28%	$11,169,172	97.34%	$(660,299)	(5.91)%
Technological development and operation service	183.740	1.72%	305,176	2.66%	(121,435)	(39.79)%
Total Amount	$10,692,613	100.00%	$11,474,348	100.00%	$(781,734)	(6.81)%

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

For the years ended March 31, 2023 and 2022 revenue from technological development and operation services was $183,740 and $305,176, respectively, represents a decrease of $121,435 or 39.79%.

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

Net loss

Our net incomes were $1,672,443 and $902,531 for the years ended March 31, 2023 and 2022, respectively. These are mainly due to the decrease of operating expenses, as discussed above.

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

Working Capital

The following table provides the information about our working capital at March 31, 2023 and 2022:

	As of March 31, 2023	As of March 31, 2022
Current Assets	$15,995,641	$16,202,300
Current Liabilities	$4,305,038	5,987,703
Working Capital	$11,690,603	$10,214,597

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

Operating Activities

Net cash provided by operating activities during the year ended March 31, 2023 was $1.6 million. Net income for fiscal year 2023 was $1.7 million, including recovery of $0.5 million provision for doubtful accounts and $0.2 million depreciation and amortization. Deferred revenue decreased by $0.3 million.

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

Our cash primarily consists of cash on hand and cash in banks in the PRC and Hong Kong, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2024 and March 31, 2023, we had approximately $11.0 million and $12.6 million of cash in bank, respectively, and had no outstanding bank loans or third party loans due. Funds are transferred between our WFOE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”) and Distance Learning’s subsidiaries, including Shanghai Xin Fu Network Technology Co., Ltd. and Shanghai Xia Shu Network Technology Co., Ltd, and the VIE for their daily operation purposes.

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

As of March 31, 2024 and 2023, the accounts receivable were $1.0 million d $0.8 million respectively. As of March 31, 2024 and 2023, no accounts receivable were due from customers accounting for 10% or more of total outstanding receivables nor 10% or more of total revenues.

The Company estimates the adequacy of reserves for doubtful accounts based on individual account analysis and historical collections. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2024 and 2023, the allowances for doubtful accounts were $443,163 and $535,767, respectively.

Accounts receivable aging consisted of the following:

	As of March 31, 2024	As of March 31, 2023
Less than 12 months	$1,272,371	$1,220,327
More than 12 months	210,372	108,652
Less: allowance for doubtful accounts	(443,163)	(535,767)
Total accounts receivable, net	$1,039,580	$793,212

Long-term investment

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The impairment loss for fiscal years 2024, 2023 and 2022 were nil, $43,785 and nil, respectively.

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

Online education service

The online education services provided by the Company to its customers are an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription service period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately. Therefore, the Company’s contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. The Company typically satisfy the performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscriptions expire. The subscription period for a majority of the online education services is six months or less. Students can access to the courses anytime during the subscription period. The online education services include online education cloud services (“B2B2C”), which are provided through educational institutions to individual students, the study period depends on the student’s universities and college degree length which ranges from 6 months to 5 years, and online training services (“B2C”), which are provided to students directly, has period of 6 months. B2C services can be cancelled and is refundable no later than 24 hours after enrollment. B2B2C services cannot be cancelled and is not refundable after enrollment. Based on the Company’s historical experience, complete satisfaction of the performance obligation, and the Company’s best judgment returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position on March 31, 2024, 2023 and 2022.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 16-13 was further amended in November 2019 in “Codification Improvements to Topic 326, Financial Instruments-Credit losses”. This guidance is effective for fiscal years beginning after December 15, 2019, including those interim periods within those fiscal years. For emerging growth companies, the effective date has been extended to fiscal years beginning after December 31, 2022. This guidance is effective for the Company for fiscal years beginning after April 1, 2023, including interim periods within those fiscal years. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606, “Revenue from Contracts with Customers”. This ASU is expected to improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The new guidance is effective for public companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 31, 2023, including interim periods within those fiscal years. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

On November 27, 2023, FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

On December 14, 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted effective for fiscal years beginning January 1, 2024. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

5B. Liquidity and Capital Resources

Our cash primarily consists of cash on hand and cash in banks in China, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2024, 2023 and 2022, we had approximately $11.0, $12.6 million and $11.8 million of cash in bank, respectively, and had no outstanding bank loans or third party loans due.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid- up capital and the statutory reserve funds of our PRC subsidiaries, totaling $911,931, $911,931, and $862,323 as of March 31, 2024, 2023 and 2022, respectively.

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

	Fiscal Years Ended March 31,
	2024	2023	2022
Cash transferred to VIE from WOFE	$-	$-	$-

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

5D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended March 31, 2024, 2023 and 2022, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

5.F. Tabular Disclosure of Contractual Obligations

The following table represents our contractual commitments as of March 31, 2024:

	Payments Due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Operating lease obligations	$344,913	$233,569	$111,344	$-	$-

There have been no material changes to our contractual obligations since March 31, 2024.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Executive Officers	Age	Position/Title
Yang Yu	52	Chairman of the Board and Executive Director
Xinghui Yang	53	Chief Executive Officer and Director
Shuting Ai	41	Chief Financial Officer
Cuntao Hou	45	Vice President
Defang Li	79	Director
Yik C Chan	66	Director
Wenxiang Xing	61	Director

There are no family relationships among our directors and officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except as disclosed in Note 10 in the “accompanying consolidated financial statements.” The address of each of our directors and executive officers is c/o Wah Fu Education Group Limited, Economic and Technological Development Zone, Beijing, China 100176.

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

Cuntao Hou has been Vice President of the Company since December 2016. Mr. Hou has held various managerial positions at our subsidiaries. He has served as General Manager of Beijing Distance Learning since May 2019 where he has been in charge of marketing and sales. He has also been serving as the General Manager of Hunan Huafu Haihui Learning Technology Co., Ltd., our subsidiary based in Hunan, China, in charge of key aspects of daily operations. Mr. Hou was previously the Assistant Manager of the Marketing Department at Beijing Distance Learning from June 2006 to July 2013, responsible for sales and marketing in relation to the company’s self-study education preparation programs. He joined Beijing Distance Learning in June 2003 and worked as a software engineer at the company’s R&D Department until June 2006. He then served as Assistant Manager of the R&D Department at Beijing Distance Learning from July 2006 to May 2009. Mr. Hou obtained his B.S. degree in Computer Science from Beijing Applied Science and Technology University and his B.A. degree in Management from Beijing Normal University in Beijing, China.

Defang Li has been serving as an independent director since August 2018. Mr. Li has been a professor at Beijing Normal University since 1986. He has also held various leadership positions at the university, including Dean of the Continuing Education Department, Dean of Higher Vocational Education and Deputy Dean of Network Education School. In addition to his positions at Beijing Normal University, Mr. Li has been in leadership positions at various professional associations dedicated to education since 2005. He is currently Deputy Secretary of the National Colleges & Universities Modern Remote Education Collaboration, Vice President of Beijing Adult Education Association and Secretary of National Teachers’ Network Association. Mr. Li has published two books and over 20 articles on education related subjects. He received his M.A. in Social Anthropology, Cultural Anthropology & Folklore Studies and his B.A. in Chinese Literature from Beijing Normal University in Beijing, China.

Yik C Chan has been serving as an independent director since August 2018. Since 2016, Mr. Chan has served as the Managing Director Asia of IAA-Advisory Associates, which provides specialized advisory services in leasing and asset finance in the areas of strategy and planning, corporate development, mergers and acquisitions, vendor and captive finance, turnaround and restructures, international expansion and funding strategies. Before joining IAA, from 2012 to 2016, Mr. Chan served as Operating Partner of CITIC Capital, one of the largest private equity firms in China, where he operated in the non-bank financial services industry, including leasing, commercial factoring and supply chains financing. From 2007 to 2012, Mr. Chan served as Chief Executive Officer of BNP Paribas Leasing Solutions China, a provider of leasing and finance solutions, a position he held from the company’s inception in 2007. Mr. Chan is an experienced general manager and finance and treasury executive with more than 30 years’ experience in private equity, global leasing, supply chains, and structured finance in the US, Pan Asia and China. Mr. Chan is a Certified Public Accountant in the U.S. and received a B.A. in Accounting from Baruch College and a M.B.A. in Business Administration from New York University.

Wenxiang Xing has been serving as an independent director since December 2018. Mr. Xing has been a professor at Central University of Finance and Economics since July 2008 and was a professor of China University of Geosciences from November 2005 to July 2008. Mr. Xing has previously served as a director of a number of companies. He has served as Chairman of the Board of Directors of Shenneng Environmental Protection Development Group Co., Ltd. since August 2016. From March 2000 to November 2005, he served as President of Yida Group Co., Ltd and Chairman of the Board of Directors of Yida Group Investment & Development Co., Ltd. In addition, Mr. Xing has served as an independent director of other public companies. He served as an independent director of Fujian Longma Environmental Sanitation Equipment Co., Ltd from September 2010 to September 2016. He also served as an independent director of Yi Lianzhong Information Technology Co. Ltd. from June 2012 to June 2018. Mr. Xing received a Ph.D. in Chinese philosophy from Hebei University in 2010, a Master’s degree in Economics in 1994 from Liaoning University and a Bachelor’s degree in philosophy in 1984 from the same institution.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

6.B. Compensation

For the year ended March 31, 2024, the aggregate cash compensation that we paid to our executive officers and directors was approximately $175,906. For the year ended March 31, 2023, the aggregate cash compensation that we paid to our executive officers and directors was approximately $217,320. For the year ended March 31, 2022, the aggregate cash compensation that we paid to our executive officers and directors was approximately $221,602. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, we make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law and the insurance policy, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Nominating and Corporate Governance Committee

Our corporate governance and nominating committee consists of Defang Li and Yik C. Chan, each of whom satisfies the independence requirements of Rule 5605 of the NASDAQ rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Board Diversity

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

Under Rule 5606(f)(2) and Rule 5606(f)(6) of the Nasdaq Listing Rules, we are required to have, or disclose why we do not have, at least one “diverse” (as such term is defined in Rule 5606(f)(2)(B) of the Nasdaq Listing Rules) director by December 31, 2026. As of the date hereof, we did not have at least one diverse director because we have not yet identified a suitable candidate. We will continue our search for a suitable candidate in order to increase the diversity of our board.

6.D. Employees

See the section entitled “Employees” in Item 4.B above.

6.E. Share Ownership

As of March 31, 2024, 4,410,559 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 4,410,559 ordinary shares outstanding as of March 31, 2024.

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 201204.

	Ordinary shares beneficially owned
Name	Number	%
Directors and Executive Officers:
Yang Yu(1)	1,732,032	39%
Xinghui Yang(2)	1,467,968	33%
Gang Yao	-	-
Cuntao Hou	-	-
Defang Li	-	-
Yik C Chan	-	-
Wenxiang Xing	-	-
All directors and executive officers as a group (seven persons)	3,200,000	73%

Principal Shareholders:
River Business Limited(3)	1,392,000	32%
Silver Thousand International(4)	320,000	7%
HFGFR INC.(5)	1,488,000	34%

(1)	Includes 1,488,000 ordinary shares held through HFGFR INC. and 160,000 ordinary shares held through Silver Thousand International.

(2)	Includes 1,392,000 ordinary shares held through River Business Limited and 160,000 ordinary shares held through Silver Thousand International.

(3)	The registered office address of River Business Limited is Sea Meadow House, PO Box 173, Road Town, Tortola, VG1110 British Virgin Islands. As the holder of all of the equity interest in River Business Limited, Yang Xinghui has voting and dispositive power with respect to all of the ordinary shares of the Company held by River Business Limited.

(4)	The registered office address of Silver Thousand International is Sea Meadow House, PO Box 173, Road Town, Tortola, VG1110, British Virgin Islands. As of the date of this report, Silver Thousand International is 76.26% owned by HFGFR INC. and 23.74% owned by Yang Xinghui.

(5)	The business address of HFGFR INC. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. As the holder of all of the equity interest in HFGFR INC., Yu Yang has voting and dispositive power with respect to all of the ordinary shares of the Company held by HFGFR INC.

None of our major shareholders have differing voting rights, and as of the date of this report, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2024	As of March 31, 2023
Loan to related parties(a)	$1,778,524	$1,761,979

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019 the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively. On April 1, 2022 and April 7, 2022 the company loaned $300,000 and $1,350,000 to Horwath Capital. The loan bears an interest rate of 1% and is not guaranteed. The maturity was September 30, 2024.

(ii) Due to related party:

	As of March 31, 2024	As of March 31, 2023
Due to shareholders	$315,512	$315,512

Due to related parties	$315,512	$315,512

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “WAFU.” Our ordinary shares are not listed on any other exchanges.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post- offering amended and restated articles of association provide that dividends may be declared and paid at such time, and in such an amount, as the directors determine subject to their being satisfied that the Company will meet the statutory solvency test immediately after the dividend. Holders of ordinary shares will be entitled to the same amount of dividends, if declared.

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

Generally, any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association.

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

Order of Preferential Payments upon Liquidation

Upon the insolvent liquidation of a company, the assets of a company shall be applied in accordance with the following priorities: (a) in paying, in priority to all other claims, the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority; (b) after payment of the costs and expenses of the liquidation, in paying the preferential claims admitted by the liquidator (wages and salary, amounts to the BVI Social Security Board, pension contributions, government taxes) - preferential claims rank equally between themselves and, if the assets of the company are insufficient to meet the claims in full, they shall be paid ratably; (c) after the payment of preferential claims, in paying all other claims admitted by the liquidator, including those of non-secured creditors - the claims of non- secured creditors of the Company shall rank equally among themselves and if the assets of the company are insufficient to meet the claims in full, such non-secured creditors shall be paid ratably; (d) after paying all admitted claims, paying any interest payable under the BVI Insolvency Act; and finally (e) any surplus assets remaining after payment of the costs, expenses and claims above shall be distributed to the members in accordance with their rights and interests in the Company. Part VIII of the Insolvency Act provides for various applications which may be made by a liquidator to set aside transactions which have unfairly diminished the assets which are available to creditors.

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

Service Agreements with Hunan Open University

We have entered into service agreements in provide paperless examination technology service base on our paperless examination platform to Hunan Open University. Pursuant to the agreement, we have agreed to development, maintenance, security and technical consulting services in relation to the Administrative Law Enforcement Qualification Examination hold by Hunan Open University. Under our agreement with Hunan Open University, we are entitled to a service fee of RMB 10 per course for Hunan Open University, depending on how many test takers take the exam. The service period of the agreement was from February 2023 to February 2024.

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

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital- account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

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

In addition, the STA Circular 82 issued by the STA in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to STA Circular 82, the STA issued the STA Bulletin 45, which took effect in September 2011 and was revised by the Announcement of the State Taxation Administration on Revising Certain Taxation Normative Documents in 2018. STA Circular 45 provides more guidance on the implementation of STA Circular 82. In particular, STA Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Wah Fu is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that Wah Fu meet all of the conditions above or are PRC resident enterprises for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our British Virgin Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares s. See “Risk Factors—Risk Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

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

In January 2009, the STA promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non- resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise. The STA issued a STA Circular 59 together with the MOF in April 2009 and a STA Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under STA Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. On February 3, 2015, the STA issued the Announcement of the State Taxation Administration on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or STA Bulletin 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. STA Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. STA Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, STA Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Although it appears that STA Circular 698 and/or STA Bulletin 7 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of STA Circular 698 and/or STA Bulletin 7 and we and our non-resident investors may be at risk of being required to file a return and being taxed under STA Circular 698 and/or STA Bulletin 7 and we may be required to expend valuable resources to comply with STA Circular 698 or to establish that we should not be taxed under STA Circular 698 and/or STA Bulletin 7.

On October 17, 2017, the STA issued the Announcement of the State Taxation Administration on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, or STA Bulletin 37, which repealed the entire Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of STA Bulletin 7. Pursuant to STA Bulletin 37, the income from property transfer, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the Law on Enterprise Income Tax, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

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

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. RMB has gradually appreciated against U.S. dollars over the past few years. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.8516 in the year ended March 31, 2023 to US$1.00 for RMB7.1671 in the year ended March 31, 2024. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2023, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the year ended March 31, 2024 would increase by approximately $0.3 million, $0.2 million and $0.4 million, respectively.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2024 and 2023, $986,957 and $1,511,208 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD500,000 (about $63,890). As of March 31, 2024 and 2023, $10,058,751 and $11,056,255 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2024. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2024 considered the below factors, including:

●	the number of adjustments proposed by our independent auditors during our quarterly review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on a quarterly and annual basis.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of March 31, 2024 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

(c) Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e) Remediation Initiatives

For fiscal year 2024, we implemented our remediation plan to address the underlying causes of the material weakness described above by hiring accounting staff who understands U.S. GAAP methods and SEC reporting measures and also educating existing staff on these subjects. For fiscal year 2025, we plan to continue improving our internal control by implementing the following remediation plans, including:

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

Our code of business conduct and ethics are publicly available on our website at http://www.edu-edu.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2024	Year Ended March 31, 2023
Audit fees*	$185,000	$200,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

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

During the Company’s two most recent fiscal years and in the subsequent interim period through June 7, 2021, the Company has not consulted with YCM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that YCM concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S- K).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and applicable listing standards.

A copy of our insider trading policies and procedures are filed as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various methods, including technical safeguards, procedural requirements, an intensive monitoring program on our corporate network, continuous testing of our security posture both internally and with outside vendors, a robust incident response program, a review of the effectiveness of our security system with reference to applicable security standards by qualified third parties and regular cybersecurity awareness training for employees. Our Operation and Maintenance Department continuously monitor the performance of our platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The vice president of the Company, Mr. Cuntao Hou, is responsible for overseeing the Company’s cybersecurity risk management and be informed of risks from cybersecurity threats. Mr. Hou shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, at the management level, we have established the information security committee which consists of executives, including the person in charge of our operation and maintenance department who has experience in dealing with confidentiality-related cybersecurity issues, and is chaired by our vice president to oversee and manage cybersecurity related matters and formulate policies as necessary. Our operation and maintenance department reports to our information security committee on a quarterly basis regarding its assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our operation and maintenance department will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts. If it is determined that the incident could potentially be a material cybersecurity event, our operation and maintenance department will promptly report the investigation and assessment results to our information security committee, which will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our information security committee shall promptly prepare disclosure material for review and approval by vice president it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-25.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association (2)

1.2	Articles of Association (1)

2.1	Description of Securities (6)

4.1	Exclusive Business Cooperation Agreement, dated August 16, 2017, by and between Beij ing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.2	Exclusive Option Agreement, dated August 16, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.3	Equity Interest Pledge Agreement, dated August 18, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beij ing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.4	Form of Power of Attorney(1)

4.5	English Translation of Property Lease Agreement, dated June 1, 2016, by and between Beij ing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Jinkai Gongda Investment Management Co., Ltd. (1)

4.6	Platform and Online Course Development, dated April 24, 2017, by and between Beijing Huaxia Dadi Digital Information Co., Ltd. and Zhengqing Heya Education Technology (Beij ing) Co., Ltd. (1)

4.7	English Translations of Online Course Resource Purchase Contract, dated December 19, 2017, by and between Beij ing Huaxia Dadi Distance Learning Services Co., Ltd. and Higher Education Press Co., Ltd. (3)

4.8	Employment Agreement, dated November 11, 2011, by and between Beij ing Huaxia Dadi Distance Learning Services Co., Ltd. and Xinghui Yang (5)

4.9	Employment Agreement, dated January 1, 2018, by and between the Company and Gao Yao (5)

4.10	Employment Agreement, dated June 1, 2020, by and between the Company and Shuting Ai (6)

8.1	Subsidiaries of the Registrant (7)

11.1	Code of Ethics*

11.2	Insider Trading Policies*

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

97.1	Clawback Policy*

101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on March 20, 2018.
(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on April 11, 2018.
(3)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 15, 2018.
(4)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 28, 2018.
(5)	Incorporated by reference to our 20-F, filed on August 15, 2019.
(6)	Incorporated by reference to our 20-F, filed on August 2, 2021.
(7)	Incorporated by reference to our 20-F, filed on August 17, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAH FU EDUCATION GROUP LIMITED

Date: July 30, 2024	/s/ Yang Yu
	Name:	Yang Yu
	Title:	Chairman of the Board of Directors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Wah Fu Education Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wah Fu Education Group Ltd. and subsidiaries (collectively, the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss), changes in shareholders’ equity, and cash flows for the years ended March 31, 2024, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended March 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

PCAOB ID 6781
Irvine, California
July 30, 2024

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash	$11,045,708	$12,567,463
Accounts receivable, net	1,039,580	793,212
Other receivables, net	188,441	251,953
Loan to third parties, current	524,969	551,930
Loan to related parties	1,778,524	1,761,979
Other current assets	95,583	69,104
TOTAL CURRENT ASSETS	14,672,805	15,995,641

Loan to third parties, noncurrent	194,229	171,004
Property and equipment, net	485,660	495,255
Intangible assets, net	7,456	54,382
Long-term investments	138,498	-
Operating lease right-of-use assets	341,895	391,189
Long-term rent deposit	53,303	56,040
Deferred tax assets, net	262,577	374,681
TOTAL ASSETS	$16,156,423	$17,538,192

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	$315,512	$315,512
Deferred revenue	1,818,426	2,110,628
Operating lease liabilities, current	260,283	210,274
Taxes payable	969,595	1,119,601
Other payables	176,257	136,110
Accrued expenses and other liabilities	173,791	179,440
Accounts payable	210,348	233,473
TOTAL CURRENT LIABILITIES	3,924,212	4,305,038

Operating lease liabilities, noncurrent	72,975	203,171
TOTAL LIABILITIES	3,997,187	4,508,209

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock, $0.01 par value, 30,000,000 shares authorized; 4,410,059 and 4,440,085 shares issued and outstanding as of March 31, 2024 and 2023, respectively	44,106	44,401
Additional paid-in capital	5,124,236	5,123,941
Statutory reserve	867,530	867,530
Retained earnings	6,362,554	6,417,842
Accumulated other comprehensive loss	(1,248,648)	(752,391)
Total Wah Fu shareholders’ equity	11,149,778	11,701,323
Non-controlling interest	1,009,458	1,328,660
TOTAL SHAREHOLDERS’ EQUITY	12,159,236	13,029,983
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,156,423	$17,538,192

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31,
	2024	2023	2022
REVENUE	$7,223,220	$10,692,613	$11,474,348

COST OF REVENUE
Cost of revenue	4,199,739	4,971,492	5,951,550
Business and sales related tax	32,514	34,218	62,181

GROSS PROFIT	2,990,967	5,686,903	5,460,617

OPERATING EXPENSES
Selling expenses	1,066,649	1,129,146	1,547,665
General and administrative expenses	2,164,840	2,545,789	2,872,208
Total operating expenses	3,231,489	3,674,935	4,419,873

INCOME FROM OPERATIONS	(240,522)	2,011,968	1,040,744

OTHER INCOME (EXPENSES)
Interest income	155,360	139,345	122,182
Loss from long-term investment	-	(43,785)	-
Other income (expenses)	(160,808)	(4,556)	(21,510)
Total other income (expenses), net	(5,448)	91,004	100,672

INCOME BEFORE INCOME TAX PROVISION	(245,970)	2,102,972	1,141,416

PROVISION FOR INCOME TAX	130,890	430,529	238,885

NET (LOSS) INCOME	(376,860)	1,672,443	902,531

Less: net (loss) income attributable to non-controlling interest	(321,572)	766,551	159,396

NET (LOSS) INCOME ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(55,288)	$905,892	$743,135

COMPREHENSIVE (LOSS) INCOME
Net (loss) income	(376,860)	1,672,443	902,531
Other comprehensive (loss) income: foreign currency translation	(493,887)	(752,987)	299,185
Total comprehensive (loss) income	(870,747)	919,456	1,201,716
Less: Comprehensive income (loss) attributable to non-controlling interest	2,370	(1,786)	22,195

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(873,117)	$921,242	$1,179,521

(Loss) earnings per common share - basic and diluted	$(0.01)	$0.20	$0.17
Weighted average shares outstanding - basic and diluted	4,429,195	4,440,085	4,435,164

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATION STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED MARCH 31, 2023, 2022 AND 2021

						Accumulated Other
	Common Shares		Additional Paid-in	Statutory	Retained	Comprehensive Income	Total Wah Fu Shareholders’	Non- controlling	Total Shareholders’
	Shares	Amount	Capital	Reserve	Earnings	(Loss)	Equity	Interest	Equity
Balance, March 31, 2021	4,381,033	$43,810	$4,799,384	$323,820	$5,312,654	$(278,180)	$10,201,488	$606,936	$10,808,424

Common stock issued	59,052	591	(591)	-	-	-	-	-	-
Net income	-	-	-	-	743,006	-	743,006	159,525	902,531
Appropriation of statutory reserve	-	-	-	333,509	(333,509)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	276,990	276,990	22,195	299,185
Balance, March 31, 2022	4,440,085	$44,401	$4,798,793	$657,329	$5,722,151	$(1,190)	$11,221,484	$788,656	$12,010,140

Increase ownership of a subsidiary			325,148				325,148	(224,761)	100,387
Net income	-	-	-	-	905,892	-	905,892	766,551	1,672,443
Appropriation of statutory reserve	-	-	-	210,201	(210,201)	-	-	-	-
Foreign currency translation loss	-	-	-		-	(751,201)	(751,201)	(1,786)	(752,987)
Balance, March 31, 2023	4,440,085	$44,401	$5,123,941	$867,530	$6,417,842	$(752,391)	$11,701,323	$1,328,660	$13,029,983

Common stock returned	(29,526)	(295)	295				-	-	-
Net income	-	-	-	-	(55,288)	-	(55,288)	(321,572)	(376,860)
Foreign currency translation loss	-	-	-		-	(496,257)	(496,257)	2,370	(493,887)
Balance, March 31, 2024	4,410,559	$44,106	$5,124,236	$867,530	$6,362,554	$(1,248,648)	$11,149,778	$1,009,458	$12,159,236

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2024	2023	2022
Cash flows from operating activities:
Net (Loss) Income	$(376,860)	$1,672,443	$902,531
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	124,031	176,243	179,207
Amortization of right-of-use assets	222,758	234,115	134,137
Loss (gain) from disposal of property and equipment	(2,195)	938	4,043
Provision for doubtful accounts	446,452	537,018	400,876
Loss from long-term investments	-	12,277	-
Interest income	(48,357)	(49,422)	(50,155)
Deferred tax expense (benefit)	94,498	270,090	(36,670)
Changes in operating assets and liabilities:
Accounts receivable	(733,684)	252,307	(132,914)
Other receivable	37,876	55,174	(95,273)
Other current assets	(29,767)	14,588	51,982
Long-term rent deposit	-	-	9,173
Deferred revenue	(190,505)	(1,566,977)	(296,570)
Taxes payable	(96,023)	211,911	244,627
Other payable	57,253	(60,289)	76,219
Operating lease liabilities	(252,785)	(196,848)	(140,783)
Accounts payable and accrued expenses	(20,002)	48,932	(175,255)
Net cash (used in) provided by operating activities	(767,310)	1,612,500	1,075,175

Cash flows from investing activities:
Purchase of property and equipment	(95,020)	(37,237)	(34,996)
Proceeds from loans to third parties	-	2,919	6,856
Proceeds from disposal of property and equipment	3,106	-	-
Payments made for loans to third parties	-	(29,190)	-
Payments made for loans to a related party	-	-	(1,650,000)
Purchase of long-term investment	(139,526)	100,384	-
Net cash (used in) provided by investing activities	(231,440)	36,876	(1,678,140)

Cash flows from financing activities:
Advances from related parties	-	-	(17,657)
Net cash used in financing activities	-	-	(17,657)

Effect of exchange (loss) gain on cash	(523,005)	(845,358)	330,052

Net increase (decrease) in cash	(1,521,755)	804,018	(290,570)
Cash at beginning of the year	12,567,463	11,763,445	12,054,015
Cash at end of the year	$11,045,708	$12,567,463	$11,763,445

Supplemental cash flow information
Cash paid for income taxes	$34,327	$33,631	$13,719

Non-cash investing activities
Right of use assets obtained in exchange for operating lease obligations	$203,714	$478,269	$837,146

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

On July 4, 2022, Chongqing Huafu Yuyun Network Technology Co., Ltd (“Chongqing Huafu”), was established in Chongqing Province, China. Distance Learning owns 55% equity interest of Chongqing Huafu, and the other 45% equity interest is owned by a third party company

Wah Fu, its subsidiaries and its subsidiary’s consolidated VIE (collectively, the “Company”) are primarily engaged in providing online education services and technological development and operation services in China.

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

Company	Date of establishment	Place of establishment	Percentage of legal ownership by Wah Fu	Principal activities
Subsidiaries:
Distance Learning	December 23, 1999	Mainland, PRC	100%	Provider of online education services and technological development and operation services
Shanghai Xin Fu	July 20, 2015	Mainland, PRC	100%	No operating revenues
Shanghai Xia Shu	April 29, 2016	Mainland, PRC	100%	No operating revenues
Hunan Huafu	June 15, 2015	Mainland, PRC	75%	Provider of online education services
Nanjing Suyun	March 8, 2017	Mainland, PRC	70%	Provider of online education services
Huaxia MOOC	March 15, 2017	Mainland, PRC	71%	Provider of online education services
Guizhou Huafu	April 25, 2017	Mainland, PRC	51%	Provider of online education services
Fuzhou Huafu	May 21, 2018	Mainland, PRC	65%	Provider of online education services
Liaoning Huafu *	June 26, 2018	Mainland, PRC	70%	Provider of online education services
Guangxi Huafu **	August 14, 2019	Mainland, PRC	55%	Inactive
Guangzhou Huafu	October 21, 2019	Mainland, PRC	60%	Provider of online education services
Sichuan Huafu	November 8, 2019	Mainland, PRC	70%	Provider of online education services
Chongqing Huafu	July 4, 2022	Mainland, PRC	55%	Provider of online education services
Variable interest entity
Digital Information	September 14, 2000	Mainland, PRC	Nil	Provider of technological development and operation service and holder of Internet Content Provider (“ICP”) License

*	Liaoning Huafu was dissolved on June 27, 2022.

**	Guangxi Huafu was dissolved on March 17, 2022.

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

The following tables set forth the assets, liabilities, results of operations and changes in cash of the VIE, Digital Information, which were included in the Company’s consolidated balance sheets, statements of operations and comprehensive loss and cash flows:

	As of March 31, 2024	As of March 31, 2023
Current assets	$446,055	$430,150
Non-current assets	3,448	16,866
Total assets	449,503	447,016
Current liabilities	204,412	252,446
Intercompany payables*	2,725,061	3,156,235
Total liabilities	2,929,473	3,408,681
Net assets	$(2,479,970)	$(2,961,665)

*	Intercompany payables are eliminated upon consolidation.

	For the Years Ended
	March 31, 2024	March 31, 2023	March 31, 2022
Revenue*	$770,534	$708,503	$829,928
Net Income (loss)	$339,524	$119,846	$36,181

*	Intercompany sales are eliminated upon consolidation.

	For the Years Ended
	March 31, 2024	March 31, 2023	March 31, 2022
Net cash (used in) provided by operating activities*	$75,862	$(89,131)	$252,880
Net cash used in investing activities	-	(5,437)	-
Effect of exchange (loss) gain on cash	(19,288)	(39,585)	11,562
Net (decrease) increase in cash	$56,574	$(134,153)	$264,442

*	Intercompany operating activities are eliminated upon consolidation.

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

Reclassifications

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of March 31, 2024 and 2023 or on the statements of operations for the years ended March 31, 2024, 2023 and 2022.

Cash and cash equivalent

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2024 and 2023, the Company had no cash equivalents. The Company maintains its cash with various financial institutions mainly in the mainland China and Hong Kong Special Administrative Region of PRC (the “Hong Kong”). Cash maintained in banks within the People’s Republic of China of less than RMB 0.5 million (equivalent to $69,249) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. Balances in banks in Hong Kong are insured by Hong Kong Deposit Board and subject to a certain limitation.

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

As of March 31, 2024 and 2023, the accounts receivable were $1.0 million and $0.8 million respectively. As of March 31, 2024 and 2023, no accounts receivable were due from customers accounting for 10% or more of total outstanding receivables nor 10% or more of total revenues.

The Company estimates the adequacy of reserves for doubtful accounts based on individual account analysis and historical collections. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2024 and 2023, the allowances for doubtful accounts were $443,163 and $535,767, respectively.

Accounts receivable aging consisted of the following:

	As of March 31, 2024	As of March 31, 2023
Less than 12 months	$1,272,371	$1,220,327
More than 12 months	210,372	108,652
Less: allowance for doubtful accounts	(443,163)	(535,767)
Total accounts receivable, net	$1,039,580	$793,212

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans to third parties

Loans to third parties are cash advances mainly used for short-term funding to unrelated companies with which the Company has business relationships. To earn interest income with relatively low risk, the Company provided loans from time to time. The interest rate of these loans mostly was 6% per annum. Loans to third parties are reviewed periodically as to whether their carrying values remain realizable.

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

Impairment of long-lived assets

The Company assesses its long-lived assets such as property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Factors which may indicate potential impairment include a significant underperformance related to the historical or projected future operating results or a significant negative industry or economic trend. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair value. The Company did not record any impairment loss on its long-lived assets during the years ended March 31, 2024, 2023 and 2022.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-term investment

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The impairment loss for fiscal years 2024, 2023 and 2022 were nil, $43,785 and nil, respectively.

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

Online education service

The online education services provided by the Company to its customers are an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription service period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately. Therefore, the Company’s contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. The Company typically satisfies its performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscriptions expire. The subscription period for a majority of the online education services is six months or less. Customer/student can access to the courses. anytime during the subscription period. The online education services include online education cloud services (“B2B2C”), which are provided through educational institutions to individual students, the study period depends on their universities and college usually from 6 months to 5 years, and online training services (“B2C”), which are provided to students directly, valid period for the B2C is 6 months. B2C services can be cancelled and is refundable no later than 24 hours after enrollment. B2B2C services cannot be cancelled and is not refundable after enrollment. Based on the Company’s historical experience, complete satisfaction of the performance obligation, and the Company’s best judgment, returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

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

The Company’s accounts receivable consists primarily of receivables related to providing online education services to enrolled students, and contract receivable associated with providing technological development and operation services to education institutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. Payment terms and conditions vary by contract types. For most of B2B2C contracts and technical development and operation service contracts, payment is due from customers within 30 days of the invoice date, and the contracts do not have significant financing components. The Company’s revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the Company’s right to consideration in exchange for services that the Company has transferred to a customer is only conditioned on the passage of time. Therefore, the Company does not have any contract assets. The Company also does not have significant capitalized commissions or other costs as of March 31, 2024 and 2023.

The Company’s contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company’s unsatisfied performance obligations as of March 31, 2024 and 2023. This is primarily composed of revenue for online course tuition received in advance from B2C services and B2B2C services. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. Normally, B2C service provides service to students directly, they can choose the courses they need on our platform, the valid period for the B2C service is 6 months, and thus the deferred revenue for B2C service is recognized as revenue within 6 months. However, we have treated deferred revenue for B2B2C with a longer recognition period which will be recognized from 6 months to 5 years. Such variance in B2B2C recognition of deferred revenue is due to a student’s university and college degree length; this ranges from 6 months to 5 years, and online training services, which are provided to students directly, has period of 6 months.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of March 31, 2024 and 2023.

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

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations and credit risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2024 and 2023, $986,957 and $1,511,208 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (about $69,249). As of March 31, 2024 and 2023, $10,058,751 and $11,056,255 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Customer and supplier concentration risk

The Company’s revenues are derived from enrolled students or institutions that are located primarily in China. For the years ended March 31, 2024, 2023 and 2022, no customers accounted for over 10% of the Company’s total revenue.

As of March 31, 2024 and 2023, no customer accounted for 10% of the total outstanding accounts receivable balance.

For the years ended March 31, 2024, 2023 and 2022, no suppliers accounted for more than 10% of total purchases.

Statements of cash flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the Company’s statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 16-13 was further amended in November 2019 in “Codification Improvements to Topic 326, Financial Instruments-Credit losses”. This guidance is effective for fiscal years beginning after December 15, 2019, including those interim periods within those fiscal years. For emerging growth companies, the effective date has been extended to fiscal years beginning after December 31, 2022. This guidance is effective for the Company for fiscal years beginning after April 1, 2023, including interim periods within those fiscal years. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606, “Revenue from Contracts with Customers”. This ASU is expected to improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The new guidance is effective for public companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 31, 2023, including interim periods within those fiscal years. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

On November 27, 2023, FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

On December 14, 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted effective for fiscal years beginning January 1, 2024. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of March 31, 2024	As of March 31, 2023
Accounts receivable	$1,482,743	$1,328,980
Less: allowance for doubtful accounts	(443,163)	(535,768)
Total accounts receivable, net	$1,039,580	$793,212

Provisions for doubtful accounts were $443,163, $535,768 and $1,122,743 for the years ended March 31, 2024, 2023 and 2022, respectively.

NOTE 4 – LOANS TO THIRD PAIRTIES, NET

Loans to third parties consisted of the following:

	As of March 31, 2024	As of March 31, 2023
Loans to third parties, current:
Beijing Chuangyouyi Education Technology Co., Ltd (a)	$83,099	$88,760
Beijing Dejinbao Mining Engineering Co., Ltd (b)	498,594	524,201
Individual Person (c)	27,700	27,729
Loans to third parties, noncurrent:
Beijing Dejinbao Mining Engineering Co., Ltd (b)	194,229	171,004
Less: allowance for doubtful accounts
Beijing Chuangyouyi Education Technology Co., Ltd (a)	(84,424)	(88,760)
Total loan to third parties, net	$719,198	$722,934

(a)	On December 25, 2017, Distance Learning loaned RMB 600,000 (USD 88,760 as of March 31, 2023) to Beijing Chuangyouyi Education Technology Co., Ltd (“Chuangyouyi”). The loan bears an interest rate of 6% and is not guaranteed. The maturity was December 24, 2018. Chuangyouyi did not repay upon maturity, the Company has fully accrued allowance for the balance.

(b)	On September 5, 2017, Distance Learning loaned RMB3,000,000 (USD 436,834 as of March 31, 2023) to Beijing Dejinbao Mining Engineering Co., Ltd (“Dejinbao”). The loan bears an interest rate of 6% and is not guaranteed. The original maturity was September 5, 2019, and was later extended to September 5, 2023. On September 27, 2018, Distance Learning loaned an additional RMB600,000 (USD 87,367 as of March 31, 2023) to Dejinbao. The loan bears an interest rate of 6% and is not guaranteed. The maturity of the loan is September 26, 2024.

(c)	On February 13, 2023, Distance Learning loaned RMB200,000 (USD 27,700 as of March 31, 2024) to a third part. The loan to an individual person is unsecured, non-interest bearing and due on demand.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31, 2024	As of March 31, 2023
Buildings	$461,262	$484,951
Electronic equipment	123,109	128,047
Office equipment and furniture	221,780	224,364
Motor vehicles	237,988	179,613
Software	347,150	364,979
Leasehold improvements	160,519	168,762
Subtotal	1,551,808	1,550,716
Less: accumulated depreciation and amortization	(1,058,691)	(1,001,079)
Property and equipment, net	$493,117	$549,637

Depreciation and amortization expense were $124,031, $176,243, $179,207 and for the years ended March 31, 2024, 2023 and 2022, respectively.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LONG-TERM INVESTMENTS

The Company’s investments in unconsolidated entities consisted of the following:

	As of	As of
	March 31,	March 31,
	2024	2023
Equity investments without readily determinable fair value:
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	$124,649	$131,050
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	138,498	145,611
Equity method investment:
Huafu IKE International Education Consultant (Beijing) Co., Ltd. (c)	138,498	-
Impairment of investments in unconsolidated entities
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	(124,649)	(131,050)
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	(138,498)	(145,611)
Total	$138,498	$-

(a)	On June 2, 2016, the Company invested RMB 0.9 million (approximately $0.12 million as of March 31, 2024) in exchange for 10% equity interest of Tianyuebowen through its related party, Beijing Haohua Haofu Investment Co., Ltd. (“Haohua Haofu”). Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred 10% ownership of Tianyuebowen to the Company subsequently. RMB 0.9 million was paid in full by the Company in June 2016. Due to the continual losses of Tianyuebowen, the company believes that the probability of recovering the investment in Tianyuebowen is low. Therefore the investment in Beijing Tianyuebowen is fully impaired in fiscal year 2023.

(b)	On August 15, 2016, the Company invested RMB 1.0 million (approximately $0.14 million as of March 31, 2024) in exchange for 15% equity interest of Zhongtai International Education Technology (Beijing) Co., Ltd. (“Zhongtai”) through Haohua Haofu. Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred the 15% ownership of Zhongtai to the Company subsequently. RMB 1.0 million was paid in full by the Company in August 2016. Due to the continual losses of Zhongta, the company believes that the probability of recovering the investment in Zhongta is low. Therefore the investment in Zhongtai is fully impaired in fiscal year 2023.

(c)	On April 12, 2023, the Company signed an cooperate contract with Beijing IKE Kids education consultant Co., Ltd. invested RMB 1.0 million (approximately $0.14 million as of March 31, 2024) in exchange for 20% equity interest of the new established company Huafu IKE International Education Consultant (Beijing) Co., Ltd., the company accounted for it as an equity method investment in accordance with ASC 323, as the Company retained significant influence over Beijing IKE Kids education consultant Co., Ltd.

NOTE 7 – RELATED PARTIES BLALANCE

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2024	As of March 31, 2023
Loan to related parties(a)	$1,778,524	$1,761,979

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019 the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively. On April 1, 2022 and April 7, 2022 the company loaned $300,000 and $1,350,000 to Horwath Capital. The loan bears an interest rate of 1% and is not guaranteed. The maturity was September 30, 2024.

(ii) Due to related party:

	As of March 31, 2024	As of March 31, 2023
Due to shareholders	$315,512	$315,512

Due to related parties	$315,512	$315,512

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

Distance Learning was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2014, when it was approved by local government as a High-technology Company. The certificate of High-technology Company will expire in November 2026.Huaxia MOOC was approved by local government as a High-technology Company since November 2022, Huaxia Mook is subject to corporate income tax at a reduced rate of 15%. The certificate of High-technology Company will expire in November 2025.

Hunan Huafu, Digital Information, Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Guangxi Huafu, Sichuan Huafu and Guangzhou Huafu were registered in the PRC and they were approved by local government as small-scaled minimal profit enterprises. According to the Announcement of the Ministry of Finance and the State Administration of Taxation No. 6 of 2023, small-scaled minimal profit enterprises are subject to corporate income tax at a reduced rate of 5% since January 1, 2023 to December 31, 2024.

(i) The components of the income tax expense (benefit) are as follows:

	For the Years Ended March 31,
	2024	2023	2022
Current income tax provision	$36,392	$160,439	$275,555
Deferred income tax provision (benefit)	94,498	270,090	(36,670)
Total	$130,890	$430,529	$238,885

(ii) The following table summarizes deferred tax assets resulting from differences between the financial reporting basis and tax basis of assets and liabilities:

	As of March 31, 2024	As of March 31, 2023
Allowance for doubtful accounts	$66,511	$95,025
Deferred revenue	196,097	280,531
Net operating loss carry-forwards	1,177	-
Total deferred tax asset	263,785	375,556
Valuation allowance	(1,208)	(875)
Deferred tax assets, net	$262,577	$374,681

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – TAXES (CONTINUED)

Corporate Income Taxes (“CIT”) (Continued)

According to Chinese tax regulations, net operating loss (“NOL”) can be carried forward to offset operating income for five years. A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that the realization of future deductions is uncertain. Management performs an assessment over future taxable income to analyze whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of March 31, 2024 and 2023, valuation allowance accrued for deferred tax assets was $60 and $875, respectively.

(iii) The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2024, 2023 and 2022:

	For the Years Ended
	March 31, 2024	March 31, 2023	March 31, 2022
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact (a)	(5.3)%	(7.7)%	(6.8)%
Permanent difference	-%	0.3%	0.5%
Change in valuation allowance	2.0%	1.2%	2.2%
Effective tax rate	21.63%	18.8%	20.9%

(a)	Distance Learning and Huaxia Muke are subject to a favorable tax rate of 15%; Hunan Huafu, Digital Information, Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Guangxi Huafu, Sichuan Huafu and Guangzhou Huafu are subject to a favorable tax rate of 5%.

Taxes payable

Taxes payable consisted of the following:

	As of March 31, 2024	As of March 31, 2023
Income tax payable	$953,222	$1,054,177
Value added tax payable	10,046	54,296
Other taxes payable	6,327	11,128
Total	$969,595	$1,119,601

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

The components of lease expense were as follows:

	March 31, 2024	March 31, 2023
Operating lease cost	$226,489	$413,445

Weighted Average Remaining Lease Term (Months)
Operating leases	17	26

Weighted Average Discount Rate
Operating leases	4.75%	4.75%

Operating leases Right-of-use assets	$341,895	$391,189
Operating Lease liabilities	$333,258	$413,445

Maturities of lease liabilities were as follows:

Twelve months ending March 31,
2025	$233,569
2026	108,574
2027	2,770
Total Lease Payments	344,913
Less Imputed Interest	(11,655)
Total	$333,258

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

As a result, the Company had 30,000,000 authorized ordinary shares, $0.01 par value per share, of which 4,410,559 and 4,440,085 shares issued and outstanding as of March 31, 2024 and 2023.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2024 and 2023, the balances of statutory reserves were $867,530.

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

The following tables present summary information by segment for the years ended March 31, 2024, 2023 and 2022, respectively:

	For the Year Ended
	March 31, 2024	March 31, 2023	March 31, 2022
Revenue from Online Education Service
Revenue from B2B2C Service	$6,875,040	$10,358,996	$10,154,357
Revenue from B2C Service	137,412	149,877	1,014,815
Revenue from Technological Development and Operation Service	210,768	183,740	305,176
Total	$7,223,220	$10,692,613	$11,474,348

All the Company’s revenue was generated from its business operation in China.

	For the Year Ended March 31, 2024
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$7,012,452	$210,768	$7,223,220
Cost of revenue and related tax	4,148,694	83,559	4,232,253
Gross profit	$2,863,758	$127,209	$2,990,967
Depreciation and amortization	$169,574	$5,097	$174,671
Total capital expenditures	$95,020	$-	$95,020

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SEGMENT REPORTING (CONTINUED)

	For the Year Ended March 31, 2023
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$10,508,873	$183,740	$10,692,613
Cost of revenue and related tax	4,904,801	100,909	5,005,710
Gross profit	$5,604,072	$82,831	$5,686,903
Depreciation and amortization	$173,214	$3,029	$176,243
Total capital expenditures	$37,237	$-	$37,237

	For the Year Ended March 31, 2022
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$11,169,172	$305,176	$11,474,348
Cost of revenue and related tax	5,833,319	180,412	6,013,731
Gross profit	$5,335,853	$124,764	$5,460,617
Depreciation and amortization	$173,952	$5,255	$179,207
Total capital expenditures	$34,996	$-	$34,996

	As of March 31, 2024	As of March 31, 2023
Total assets:
Online Education Service	$15,706,920	$17,091,176
Technological Development and Operation Service	449,503	447,016
Total Assets	$16,156,423	$17,538,192

NOTE 12 – SUBSEQUENT EVENTS

On July 23, 2024, Beijing Huaxia Dadi Distance Learning Services Co., Ltd., has formed a wholly-owned subsidiary Beijing Zhihui Xinyu Technology Co., Ltd.to venture into cutting-edge fields such as smart education, smart psychology, and digital learning, leveraging its reserve of patented technologies and AI research and development team, and explore new models of education in the era of artificial intelligence based on informatization and artificial intelligence.

Management has evaluated subsequent events through July 30, 2024, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of March 31, 2024 have been incorporated into these financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”