Form 20-F
period 2025-03-31
Wah Fu Education Group Ltd
filed 2025-07-31
CIK 1716770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from __________________ to_____________________________

Commission file number: 001-38619

Wah Fu Education Group Ltd.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street Xicheng District, Beijing, China 100088
(Address of principal executive oﬃces)

Yang Yu Tel: + 86 10 59942599 Fax: + 86 10 85171378 L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street Xicheng District, Beijing, China 100088
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value US$0.01 per share	WAFU	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2025 was: 2,922,559 ordinary shares and 1,488,000 Class A shares, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

WAH FU EDUCATION GROUP LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “Wah Fu” refers to Wah Fu Education Group Limited, a company organized in the British Virgin Islands (“BVI”); “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to Wah Fu Education Group Limited and/or its consolidated subsidiaries, other than the variable interest entity, Beijing Huaxia Dadi Digital Information Technology Co., a PRC company, and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. – Shandong Branch, the branch company of Beijing Huaxia Dadi Digital Information Technology Co., unless the context otherwise indicates; and “VIE” refers respectively to the variable interest entity and its subsidiaries, Beijing Huaxia Dadi Digital Information Technology Co., Ltd. and its subsidiaries, such as Huafu Wanrun (Guangzhou) Education Technology, Sichuan Huafu Gengyun Education Technology Co., Ltd., and Hunan Huafu Haihui Learning Technology Co., Ltd. Wah Fu conducts its operations in China primarily through its wholly foreign owned enterprises (“WFOEs”) and their directly owned subsidiaries, and through contractual arrangements with the VIE in China. As a result, Wah Fu does not conduct any business on its own. The financial results of the VIE and its subsidiaries are consolidated into our financial statements for accounting purposes, but we do not hold any equity interest in the VIE or any of its subsidiaries. Investors are purchasing an interest in Wah Fu, the British Virgin Islands holding company.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2025, the cash buying rate announced by the People’s Bank of China was RMB7.1782 to $1.00.

Investing in Wah Fu’s securities is highly speculative and involves a significant degree of risk. Wah Fu is not an operating company established in the PRC, but a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations of its own, Wah Fu conducts the majority of its operations through its WFOEs and their directly owned subsidiaries, and through contractual arrangements with the VIE in China. There are contractual arrangements between the WFOE and VIE entity established in the PRC in which Wah Fu does not hold any equity interest, and the VIE’s subsidiaries based in the PRC, which contain some of our operations and assets in China. This variable interest entity structure involves unique risks to investors. The contractual arrangements with the VIE have not been tested in court. This variable interest entity structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE; instead, we receive the economic benefits of the VIE’s business operations through certain contractual arrangements.

As a result of such a series of contractual arrangements, Wah Fu and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in Wah Fu’s ordinary shares are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in Wah Fu, the BVI holding company.

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

In addition, as Wah Fu conducts substantially all of its operations in China through its WFOEs in China, it is subject to legal and operational risks associated with having substantially all of its operations in China, which risks could result in a material change in Wah Fu’s operations and/or the value of the securities Wah Fu has registered for sale or could significantly limit or completely hinder Wah Fu’s ability to offer or continue to offer Wah Fu’s securities to investors and cause the value of Wah Fu’s securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As of the date of this report, as advised by our PRC legal counsel, Beijing Haotai Law Firm (“Haotai”), we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Further, as of the date of this report, as advised by Haotai, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have either on the WFOEs’ or VIE’s daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, the WFOEs, the VIE or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., BVI or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect Wah Fu’s business and results of operations. See “Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in China” beginning for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of Wah Fu’s securities.

Transfer of Cash through our Organization

Wah Fu can transfer cash to its subsidiaries through capital contributions and/or intercompany loans, and Wah Fu’s subsidiaries can transfer cash to Wah Fu through dividends or other distributions and/or intercompany loans. Additionally, Wah Fu’s subsidiaries can transfer cash to the VIE through loans, service fees, and the VIE can transfer cash to Wah Fu as service fees under the VIE agreements (the “VIE Agreements”) and/or through loans. We intend to settle amounts owed under the VIE Agreements. The aforesaid transactions, including capital injection and loans, would be eliminated upon consolidation.

Our cash primarily consists of cash on hand and cash in banks in the PRC and Hong Kong, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2025 and March 31, 2024, we had approximately $10.1 million and $11.0 million of cash in banks, respectively, and had no outstanding bank loans or third-party loans due. Funds are transferred between our WFOEs, including Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”) and Shanghai Xin Fu Network Technology Co., Ltd (“Shanghai Xin Fu”), WFOEs’ subsidiaries, and the VIE for their daily operation purposes.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries, and the VIE to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the VIE and its subsidiaries, and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries, and the VIE, see “Item 3.D. Risk Factors- Risks Related to Doing Business in China”

We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE. For details regarding the restrictions on our ability to transfer cash between Wah Fu, our subsidiaries, and the VIE, see “Item 3. Key Information - D. Risk Factors-Risks Related to Doing Business in China- Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively,” and “Item 3. Key Information - D. Risk Factors-Risks Related to Doing Business in China- Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

The Holding Foreign Companies Accountable Act (the “HFCAA”)

Our ordinary shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 (“Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). The PCAOB was required to assess whether it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong by the end of 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. At the same time, the PCAOB also made it clear that it does not have to wait another year to reassess its determinations. Should the PCAOB deem that the PRC authorities obstruct or otherwise fail to facilitate its access in any way and at any point in the future, the PCAOB has the right to act immediately to consider the need to issue a new determination and vacate its determination issued on December 15, 2022. Should that happen, we could be named as a “Covered Issuer” and if the PCAOB determines that our auditor has not been subject to PCAOB inspections for two consecutive years already, it could require the SEC to prohibit our securities from trading on any U.S. stock exchanges. Once the December 15, 2022 determination is vacated, this two consecutive year period will be calculated beginning from the first time the PCAOB was blocked completed access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and will not restart at December 15, 2022. As of the date of this report, our auditor, YCM CPA INC.,  is a PCAOB-registered public accounting firm headquartered in the United States and is subject to regular PCAOB inspections. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCAA.

See also “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. The Consolidated Appropriations Act 2023 contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.”

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections, and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, or achievements, or industry results, to differ materially from any future results, performance, or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

Wah Fu Education Group Ltd. is a British Virgin Islands holding company and currently conducts substantially all of our business operations in the PRC through our wholly foreign owned entities (“WFOEs”) incorporated in the PRC and certain business operations through the PRC consolidated variable interest entity (“VIE”), with which one of our WFOEs has entered into contractual arrangements. Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we rely on a series of contractual arrangements among VIE and its shareholders to operate our online and mobile platforms in China. These contractual arrangements entered into with the VIE allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. These contractual arrangements include exclusive business cooperation agreements, exclusive option agreements, equity interest pledge agreements, and power of attorney, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIE and consolidate its operating results in our financial statements under U.S. GAAP. As used in this annual report, unless otherwise indicated, “we,” “us,” “our,” the “Company,” “Wah Fu” or similar terms refer to Wah Fu Education Group Limited, a company organized in the British Virgin Islands and/or its consolidated subsidiaries, other than the variable interest entity, including its wholly owned subsidiaries, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Beijing Distance Learning”) and Shanghai Xin Fu Network Technology Co., Ltd. (“Shanghai Network Technology”), and their subsidiaries in PRC, but excluding the variable interest entity, Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (“Beijing Digital Information”), a PRC company, and its subsidiaries, unless the context otherwise indicates; and “VIE” refers to Beijing Huaxia Dadi Digital Information Technology Co., Ltd. and its subsidiaries, including Huafu Wanrun (Guangzhou) Education Technology Co., Ltd., Sichuan Huafu Gengyun Education Technology Co., Ltd., and Hunan Huafu Haihui Learning Technology Co., Ltd.

Beijing Digital Information holds our Internet Content Provider (“ICP”) license necessary to operate our online platform in China, our domain names, including www.edu-edu.com, our registered trademarks in China and our registered software copyrights that are essential to the Company’s online operation in the PRC. For the years ended March 31, 2025 and 2024, 5.0% and 10.7% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiaries, Beijing Distance Learning and Shanghai Xinfu Network Technology, for fiscal years ending March 31, 2025 and 2024 and since the VIE Agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that we will receive dividends in the near future.

As a result of such a series of contractual arrangements, Wah Fu and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor Wah Fu’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in Wah Fu’s ordinary shares are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in Wah Fu, the BVI holding company.

The diagram below shows our corporate structure as of the date of this report, including the WFOEs, the VIE, and its subsidiaries. However, investors are cautioned that the enforceability of such VIE Agreements has not been tested in a court of law. Wah Fu conducts operations in China primarily through WFOEs and its subsidiaries, and through contractual arrangements with the VIE in China. As a result, Wah Fu does not conduct any business on its own. The VIE structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE; instead, we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. As a result of such a series of contractual arrangements, Wah Fu and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor Wah Fu’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Investors are purchasing an interest in Wah Fu, the BVI holding company.

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

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended March 31, 2025, 2024, and 2023, and selected balance sheet information as of March 31, 2025, 2024, and 2023 showing financial information for the parent company Wah Fu Education Group Limited, the WFOEs (as defined below) and WFOEs’ subsidiaries (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (in dollars). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 5. See also VIE and consolidated financial information in Note 2 of our financial statements.

For the purposes of this section:

●	“parent” refers to Wah Fu Education Group Limited;

●	“WFOEs” refers to Beijing Distance Learning and Shanghai Network Technology, each a wholly foreign-owned enterprise of the Company in China;

●	“VIE and its subsidiaries” refer to Beijing Huaxia Dadi Digital Information Technology Co., Ltd (“Digital Information”) and its subsidiaries, which are collectively controlled through contractual arrangements by Beijing Distance Learning.

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2025

				Elimination
		WOFE and	VIE and	Entries and
		WOFE’s	VIE’s	Reclassification
	Parent	Subsidiary	Subsidiary	Entries	Consolidated
Cash	$533,330	9,235,625	362,437	-	10,131,392
Intercompany receivable	-	2,826,942	-	(2,826,942)	-
Total Current Assets	2,328,354	14,353,401	373,282	(2,826,942)	14,228,095
Total Non-current Assets	298,014	919,154	2,995	-	1,220,163
Intercompany payable	254,623	-	2,572,319	(2,826,942)	-
Total Liabilities	657,662	3,054,508	2,793,476	(2,826,942)	3,678,705
Total Shareholders’ Equity	1,968,705	12,218,046	(2,417,198)	-	11,769,553

As of March 31, 2024

	Parent	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated
Cash	$986,957	9,618,646	440,105	-	11,045,708
Intercompany receivable	-	2,979,684	-	(2,979,684)	-
Total Current Assets	2,807,148	14,399,286	446,055	(2,979,684)	14,672,805
Total Non-current Assets	298,014	1,182,156	3,448	-	1,483,618
Intercompany payable	254,623	-	2,725,061	(2,979,684)	-
Total Liabilities	585,373	3,462,024	2,929,473	(2,979,684)	3,997,187
Total Shareholders’ Equity	2,519,788	12,119,418	(2,479,970)	-	12,159,236

*	Intercompany receivable from VIE and intercompany payable to WFOE represented a loan to VIE for working capital purpose.

Condensed Consolidated Statements of Operations Data

For the year ended March 31, 2025

	For the year ended March 31, 2025
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	5,879,366	307,279	-	6,186,645
Intercompany revenue	-	-	252,169	(252,169)	-
Cost of revenue and related tax	-	3,510,825	98,925	-	3,609,750
Cost from intercompany	-	252,169	-	(252,169)	-
Gross Profit	-	2,368,541	208,354	-	2,576,895
Total operating expenses	583,457	2,228,083	157,817	-	2,969,357
Operating Income (expense)	(583,457)	140,458	50,537	-	(392,462)
Net Income(expense)	(565,963)	142,501	50,614	-	(372,848)

For the year ended March 31, 2024

	For the year ended March 31, 2024
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	6,452,686	770,534	-	7,223,220
Intercompany revenue	-	-	337,686	(337,686)	-
Cost of revenue and related tax	-	4,017,459	214,794	-	4,232,253
Cost from intercompany	-	337,686	-	(337,686)	-
Gross Profit	-	2,435,227	555,740	-	2,990,967
Total operating expenses	473,479	2,540,077	217,933	-	3,231,489
Operating Income (expense)	(473,479)	(104,850)	337,807	-	(240,522)
Net Income(expense)	(454,706)	(261,678)	339,524	-	(376,860)

For the year ended March 31, 2023

	For the year ended March 31, 2023
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	$9,984,110	$708,503	$-	$10,692,613
Intercompany revenue	-	-	149,211	(149,211)	-
Cost of revenue and related tax	-	4,703,711	301,999	-	5,005,710
Cost from intercompany	-	149,211	-	(149,211)	-
Gross Profit	-	5,280,399	406,504	-	5,686,903
Total operating expenses	451,123	2,920,758	303,054	-	3,674,935
Operating Income (expense)	(451,123)	2,359,641	103,450	-	2,011,968
Net Income(expense)	(434,476)	1,924,253	119,846	-	1,609,623

Selected Condensed Consolidation Schedule of Cash Flows

For the year ended March 31, 2025

	For the year ended March 31, 2025
	Parent	WOFE and WOFE’s	VIE and VIE’s	Eliminating
	Only	Subsidiary	Subsidiary	adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(493,674)	$113,812	$7,014	$-	$(372,848)
Intercompany receive	-	138,575	267,299	(405,874)	-
Intercompany payment	-	(267,299)	(138,575)	405,874	-
Net cash provided by (used in) operating activities	(468,507)	(421,018)	(76,066)	-	(965,592)
Net cash provided by (used in) investing activities	-	(10,627)	-	-	(10,627)
Net cash provided (used in) financing activities	14,880	48,144	-	-	63,024
Intercompany receive	-	-	-	-	-
Intercompany payment	-	-	-	-	-
Effect of exchange rate fluctuation on cash	-	481	(1,602)	-	(1,121)

For the year ended March 31, 2024

	For the year ended March 31, 2024
	Parent	WOFE and WOFE’s	VIE and VIE’s	Eliminating
	Only	Subsidiary	Subsidiary	adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(454,706)	$30,473	$47,373	$-	$(376,860)
Intercompany receive	-	279,053	357,947	(637,000)	-
Intercompany payment	-	(357,947)	(279,053)	637,000	-
Net cash provided by (used in) operating activities	(524,251)	(318,921)	75,862	-	(767,310)
Net cash provided by (used in) investing activities	-	(231,440)	-	-	(231,440)
Net cash provided (used in) financing activities	-	-	-	-	-
Intercompany receive
Intercompany payment	-	-	-	-	-
Effect of exchange rate fluctuation on cash	-	(503,717)	(19,288)	-	(523,005)

For the year ended March 31, 2023

	For the year ended March 31, 2023
	Parent	WOFE and WOFE’s	VIE and VIE’s	Eliminating
	Only	Subsidiary	Subsidiary	adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(434,476)	$1,987,073	$119,846	$-	$1,672,443
Intercompany receive	-		73,269	(73,269)	-
Intercompany payment	-	(73,269)	-	73,269	-
Net cash provided by (used in) operating activities	(429,642)	2,131,273	(89,131)	-	1,612,500
Net cash provided by (used in) investing activities	-	42,313	(5,437)	-	36,876
Net cash provided (used in) financing activities	-	-	-	-	-
Intercompany receive
Intercompany payment	-	-	-	-	-
Effect of exchange rate fluctuation on cash	-	(805,773)	(39,585)	-	(845,358)

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $975,014, $975,014, and $975,014 as of March 31, 2025, 2024 and 2023, respectively.

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such cash may not be available to fund operations or for other use outside of the PRC/Hong Kong due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC/Hong Kong subsidiaries to transfer cash outside of the PRC/Hong Kong. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3.D. Risk Factors- Risks Related to Doing Business in China”.

Under PRC law, Wah Fu may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to the satisfaction of applicable government registration and approval requirements. As of the date of this annual report, there have been no cash flows between Wah Fu and our subsidiaries.

Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between our WFOE[s], Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Shanghai Xin Fu Network Technology Co., Ltd., and the VIE, Beijing Huaxia Dadi Digital Information Technology Co. and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between the VIE and the WOFEs.

	Fiscal Years Ended March 31,
	2025	2024	2023
Cash transferred to VIE from WOFE	$-	$-	$-

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

As advised by Haotai, as of the date of this report, other than those requisite for a domestic company in China to engage in the businesses similar to ours, we are not required to obtain any permission or approvals from the PRC authorities, including the CSRC, the CAC or any other governmental authority that is required to approve our operations. We and our subsidiaries, and the VIEs have received from PRC authorities all requisite licenses, permissions, or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiary, the VIEs, and their subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Shanghai Xin Fu Network Technology Co., Ltd	Business License	Market Supervision Bureau of Shanghai Pilot Free Trade Zone	July 20, 2015 - July 19, 2045
Shanghai Xia Shu Network Technology Co., Ltd	Business License	Market Supervision Bureau of Shanghai Chongming District	April 29, 2016 - April 28, 2026
Beijing Huaxia Dadi Distance Learning Services Co., Ltd.	Business License	Market Supervision Bureau of Beijing Economic and Technological Development Zone	December 23, 1999 - December 22, 2039
Huaxia MOOC(Hubei)Network Technology Co., Ltd	Business License	Market Supervision Bureau of Wuhan Donghu New Technology Development Zone	March 15, 2017 - March 15, 2047
Nanjing Suyun Education Technology Co., Ltd.	Business License	Administrative Approval Bureau of Nanjing Gulou District	March 8, 2017 - Long-term
Fuzhou Huafu Mingjiao Technology Co., Ltd.	Business License	Market Supervision Bureau of Fuzhou Gulou District	May 21, 2018 -05-21 - May 20, 2068
Beijing Beijing Huaxia Dadi Digital Information Technology Co., Ltd.	Business License	Market Supervision Bureau of Beijing Economic and Technological Development Zone	September 14, 2000 - Long-term
Huafu Wanrun (Guangzhou) Education Technology Co., Ltd	Business License	Market Supervision Bureau of Guangzhou Yuexiu District	October 21, 2019 - Long-term
Sichuan Huafu GengyunEducation Technology Co., Ltd	Business License	Market Supervision Bureau of Changsha Tianxin District	November 8, 2019 - Long-term
Hunan Huafu Haihui Learing Technology Co., Ltd.	Business License	Market Supervision Bureau of Chengdu Chenghua District	June 15, 2015 - June 14, 2065
Gansu Huafu Chuangxing Technology Co., Ltd	Business License	Market Supervision Bureau of Lanzhou Chengguan District	April 9, 2024 - December 31, 2099
Beijing Zhihui Xinyu Technology Co., Ltd.	Business License	Market Supervision Bureau of Beijing Haidian District	July 23, 2024 - Long-term

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

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive income (loss) data for the fiscal years ended March 31, 2025, 2024 and 2023 and the consolidated balance sheets data as of March 31, 2025, 2024, and 2023 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Income (Loss) Data:

	For the Years Ended March 31,
	2025	2024	2023
Revenues	$6,186,645	$7,223,220	$10,692,613
Gross profit	$2,576,895	$2,990,967	$5,686,903
Operating expenses	$2,969,357	$3,231,489	$3,674,935
Income from operations (loss)	$(392,462)	$(240,522)	$2,011,968
Provision (benefit) for Income taxes	$100,104	$130,890	$430,529
Net income (loss)	$(372,848)	$(376,860)	$1,672,443

Selected Consolidated Balance Sheets Data:

	As of March 31,
	2025	2024	2023
Current assets	$14,228,095	$14,672,805	$15,995,641
Total assets	$15,448,258	$16,156,423	$17,538,192
Current liabilities	$3,664,166	$3,924,212	$4,305,038
Total liabilities	$3,678,705	$3,997,187	$4,508,209
Total shareholders’ equity (net assets)	$11,769,553	$12,159,236	$13,029,983

Selected Consolidated Statements of Cash Flows Data:

	For the Years Ended March 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$(965,592)	$(767,310)	$1,612,500
Net cash provided by (used in) investing activities	$(10,627)	$(231,440)	$36,876
Net cash provided by financing activities	$63,024	$-	$-
Effect of exchange rate changes on cash	$(1,121)	$(523,005)	$(845,358)
Net increase (decrease) in cash	$(914,316)	$(1,521,755)	$804,018)
Cash, beginning of the year	$11,045,708	$12,567,463	$11,763,445
Cash, end of the year	$10,131,392	$11,045,708	$12,567,463

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

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	If we are not able to continue to attract students to purchase our course packages and to increase the spending of our students on our platforms, our business and prospects will be materially and adversely affected.

●	We may not be able to improve the content of our existing courses, develop new courses or services in a timely or cost-effective manner.

●	Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

●	If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

●	If we are not able to continue to engage and retain qualified teachers, we may not be able to maintain consistent teaching quality on our platforms, and our business, financial condition and operating results may be materially and adversely affected.

●	Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

●	If our students’ level of performance deteriorates or satisfaction with our services declines, the students may decide to withdraw from our courses and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and operating results.

●	Our new courses and services may compete with our existing courses and services.

●	If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

●	We may not be able to adopt new technologies important to our business.

●	Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

●	Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their performance in specific courses, a change in requirements or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

●	Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.

●	We may encounter disputes from time to time relating to our use of intellectual property of third parties.

●	Failure to protect confidential information of our teachers, students and other customers against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

●	Our employees may engage in misconduct or other improper activities or misuse our platforms, which could harm our reputation.

●	Allegations, harassment or other detrimental conduct by third parties, as well as the public dissemination of negative, inaccurate or misleading information about us, could harm our reputation and adversely affect the price of our ordinary shares.

●	The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

●	If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

●	Our results of operations are subject to seasonal fluctuations.

●	We have limited insurance coverage for our operations in China, which could expose us to significant costs and business disruption.

●	Any significant interruption in the operations of our customer hotline could adversely affect our ability to respond to potential customers’ inquiries and other service requests in a timely manner.

There are certain risks related to our corporate structure which include, but are not limited to, the following:

●	If the PRC government finds that the contractual arrangements that establish the structure for holding our Internet Content Provider (“ICP”) license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with Beijing Digital Information and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	Any failure by Beijing Digital Information or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

●	The shareholders of Beijing Digital Information may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	If Beijing Digital Information becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ordinary shares.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our common stock could decline in value or become worthless.

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business.

●	New legislation or changes in the PRC laws or policies regarding self-taught education may affect our business operations and prospects.

●	Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and security. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

●	Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

●	The operation of Beijing Digital Information may be deemed by relevant PRC government authority to be beyond its authorized business scope. If the relevant PRC government authorities take actions against Beijing Digital Information, our business and operations could be materially and adversely affected.

●	We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

●	We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

●	PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of the IPO to make loans to our PRC subsidiary and PRC consolidated VIE or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

●	Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

●	Governmental control of currency conversion may affect the value of your investment.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. The Consolidated Appropriations Act 2023 contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

●	Any policy or legal changes to the self-taught education system in China may significantly affect our results of operations.

Risks Related to Our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to ordinary shares, including, but not limited to, the following:

●	Our dual-class share structure, concentrates voting power in our Chairman of the Board and Executive Director, may limit shareholder influence on our Company.

●	The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.

●	Because we are incorporated under the laws of the British Virgin Islands, we may be required to comply with increased reporting requirements.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

●	The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

●	Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law. Judgments obtained against us by our shareholders may not be enforceable.

●	We have broad discretion in the use of our cash, including the net proceeds from our IPO, and might not use them effectively.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

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

We believe that the market recognition of our “Huaxia Dadi” brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Our ability to maintain and enhance brand recognition and reputation depends primarily on the perceived effectiveness and quality of our curriculum and teachers, as well as the success of our branding efforts. Our branding efforts, however, may not be successful and we may incur significant branding costs. If we are unable to maintain and further enhance our brand recognition and reputation and promote awareness of our platforms, we may not be able to maintain our current level of students, fees and engage qualified teachers, and our results of operations may be materially and adversely affected. Furthermore, any negative publicity relating to our company, our courses, teachers, platforms and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and results of operations.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We incurred selling and marketing expenses of $852,569, $1,066,649 and $1,129,146 for the years ended March 31, 2025, 2024 and 2023, respectively. As we continue to increase our marketing efforts for our B2C service by establishing office in more provinces, we expect our selling and marketing expenses to increase for the next three years.

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

Our net accounts receivable balance was $0.7, $1.0 million, and $0.8 million as of March 31, 2025, 2024 and 2023, respectively. As of March 31, 2025, 2024 and 2023, the accounts receivable derived from our online education cloud service accounted for 100%, 100% and 100%, respectively, of the total accounts receivable balance. The aging of such accounts receivable ranged from 3 months to over one year. As of March 31, 2025, 2024 and 2023, the allowances for doubtful accounts were $599,322, $443,163 and $535,767, respectively.

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

We had a loss of $ 372,848 and $376,860 for the year ended March 31, 2025 and 2024 in contrast to the net incomes of $1,672,443 for the years ended March 31, 2023. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The private education market in China is still at the development stage, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions, global pandemics, and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as comparisons of our semi-annual and annual operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

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

We are a British Virgin Islands company and our PRC subsidiaries, Beijing Distance Learning and Shanghai Network Technology are considered foreign-invested enterprises. To comply with PRC laws and regulations, we operate our website, www.edu-edu.com, through the VIE, Beijing Digital Information, which holds our ICP License for www.edu-edu.com. Beijing Digital Information is 51.5% owned by Yang Yu and 48.5% owned by Xinghui Yang. All shareholders of Beijing Digital Information are PRC citizens. We entered into a series of contractual arrangements with Beijing Digital Information and its shareholders, which enable us to:

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries, Beijing Distance Learning and Shanghai Network Technology, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Beijing Distance Learning to adjust its taxable income under the contractual arrangements it currently has in place with the VIE in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.”

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

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

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

If the shareholders of Beijing Digital Information were to attempt to voluntarily liquidate Beijing Digital Information without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request Beijing Digital Information’s shareholders to transfer all of their equity ownership interest to Beijing Distance Learning or one or more individuals designated by us in accordance with the option agreements with the shareholders of Beijing Digital Information. In the event that the shareholders of Beijing Digital Information initiate a voluntary liquidation proceeding without our authorization or attempt to distribute the retained earnings or assets of Beijing Digital Information without our prior consent, we may need to resort to legal of the contractual agreements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation would be uncertain.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC governmental regulation of the internet industry include, but are not limited to, the following.

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

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $975,014, $975,014 and $975,014 as of March 31, 2025, 2024 and 2023, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

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

Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. The Consolidated Appropriations Act 2023 contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

Our ordinary shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 (“Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). The PCAOB was required to assess whether it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong by the end of 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. At the same time, the PCAOB also made it clear that it does not have to wait another year to reassess its determinations. Should the PCAOB deem that the PRC authorities obstruct or otherwise fail to facilitate its access in any way and at any point in the future, the PCAOB has the right to act immediately to consider the need to issue a new determination and vacate its determination issued on December 15, 2022. Should that happen, we could be named as a “Covered Issuer” and if the PCAOB determines that our auditor has not been subject to PCAOB inspections for two consecutive years already, it could require the SEC to prohibit our securities from trading on any U.S. stock exchanges. Once the December 15, 2022 determination is vacated, this two consecutive year period will be calculated beginning from the first time the PCAOB was blocked completed access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and will not restart at December 15, 2022. As of the date of this report, our auditor, YCM CPA INC, is a PCAOB-registered public accounting firm headquartered in the United States and is subject to regular PCAOB inspections. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCAA.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor’s registration with the PCAOB took effect in February 2021 and it is currently subject to PCAOB inspections. The PCAOB currently has access to inspect the working papers of our auditor. However, we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares, which could materially impair the market for and market price of our ordinary shares.

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

Risks Related to Our Ordinary Shares

Our dual-class share structure, concentrates voting power in our Chairman of the Board and Executive Director, may limit shareholder influence on our Company.

In January 2025, we adopted a dual-class share structure consisting of Class A Shares and Ordinary Shares. Each Class A Share entitles the holder to fifteen (15) votes per share, while each Ordinary Share entitles the holder to one (1) vote per share. In connection with this restructuring, we redeemed 1,488,000 Ordinary Shares held by our Chairman of the Board and Executive Director, Mr. Yang Yu, and issued to him 1,488,000 Class A Shares. As a result, Mr. Yu holds all of our outstanding Class A Shares and, together with his holdings of Ordinary Shares, beneficially owns approximately 39.27% of our total outstanding share capital and controls approximately 89.39% of the total voting power. This concentration of voting power may prevent or discourage potential transactions that could benefit our other shareholders, including transactions involving a change of control. It may also reduce the ability of public shareholders to influence important corporate decisions, such as the election of directors or the approval of significant corporate transactions.

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

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;

●	variations in our net revenues, net loss/income, and cash flow;

●	changes in the economic performance or market valuation of other education companies;

●	announcements of new investments, acquisitions by us or our competitors, strategic partnerships, joint ventures or capital commitments;

●	announcements of new services and expansions by us or our competitors;

●	detrimental negative publicity about us, our competitors or our industry;

●	changes in financial estimates by securities analysts;

●	additions or departures of personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	substantial sales or perception of sales of our ordinary shares in the public market;

●	fluctuations in market prices for our products and securities; and

●	general economic, regulatory or political conditions in China and the U.S.

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

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we could face significant material adverse consequences, including:

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We began our operations in December 1999 through Beijing Distance Learning, a company formed under the laws of PRC. Beijing Distance Learning was formed to engage in the business of online training for self-taught higher education examination in Beijing. In July 2012, we formed Wah Fu Education Group Limited under the laws of the British Virgin Islands as an offshore holding company under the former name “Wah Fu Trade Limited”, which was changed to our current name in 2016. In May 2016, we established our wholly-owned Hong Kong subsidiary, Wah Fu Education Holding Limited, which had been dissolved in April 2021. We conduct our business through our subsidiaries and affiliated entities in China, which are described below. Through contractual arrangements described below, we control 100% of Beijing Digital Information. These contractual arrangements allow us to effectively control and derive 100% of the economic interest from Beijing Digital Information under U.S. GAAP, provided, however, we are the primary beneficiary of the VIE for accounting purposes. In addition, we directly own equity interest of a number of PRC entities. Below is a list of our operating subsidiaries and variable interest entity:

●	Beijing Huaxia Dadi Distance Learning Services Co., Ltd.: our wholly owned subsidiary formed under the laws of PRC in 1999. The current business operations of Beijing Distance Learning include research and development of long-distance education software and development of long-distance education resources and information.

●	Beijing HuaXia Dadi Digital Information Technology Co., Ltd.: our variable interest entity formed under the laws of PRC in September 2000. The current business operations of Beijing Digital Information include platform development, upgrading, maintenance and other related services. This entity also holds an ICP license for our website, www.edu-edu.com.

●	Shanghai Xin Fu Network Technology Co., Ltd.: our wholly owned subsidiary formed under the laws of PRC in July 2015 to engage in the business of development of internet technology and computer technology, technological consulting, services and transfer. Shanghai Xin Fu currently doesn’t have any business operations.

●	Shanghai Xia Shu Network Technology Co., Ltd.: Shanghai Xin Fu wholly owns this subsidiary , which formed under the laws of PRC in April 2016 to enter into agreements relating to the platform in Shanghai for tax reasons.

●	Huaxia MOOC(Hubei) Network Technology Co., Ltd.: a company formed under the laws of PRC in March 2017 to provide exam preparation services in Hubei. Beijing Distance Learning currently owns 71% of the equity interest of this entity. Cuntao Hou, our Vice President of Sales, currently owns 4% of the equity interest in this entity. The rest of its equity interest is owned by third-party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Nanjing Suyun Education Technology Co., Ltd.: a company formed under the laws of PRC in March 2017 to provide exam preparation services in Jiangsu. Beijing Distance Learning currently owns 70% of the equity interest of this entity. The rest of its equity interest is owned by third-party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Guizhou Huafu Qianyun Network Technology Co., Ltd.: a company formed under the laws of PRC in April 2017 to provide exam preparation services in Guizhou. Beijing Distance Learning currently owns 51% of the equity interest of this entity. The rest of its equity interest is owned by third-party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Fuzhou Huafu Mingjiao Technology Co., Ltd.: a company formed under the laws of PRC in May 2018 to provide exam preparation services in Fujian. Beijing Distance Learning currently owns 65% of the equity interest of this entity. The rest of its equity interest is owned by third-party individuals that are not affiliated with us or any of our officers and directors.

●	Huafu Wanrun (Guangzhou) Education Technology Co., Ltd.: a company formed under the laws of PRC in October 2019 to provide online education services. Beijing Digital Information owns 60% of the equity interest of this entity. The rest of its equity interest is owned by two individuals that are not affiliated with us or any of our officers and director.

●	Sichuan Huafu Gengyun Education Technology Co., Ltd.: a company formed under the laws of PRC in November 2019 to provide online education services. Beijing Digital Information owns 60% equity interest of Sichuan Huafu, in December 2021, . Beijing Digital Information was entrusted another 10% equity interest form an individual shareholder, after the Digital Information owned 70% equity interest of Sichuan Huafu. In February 2025, Beijing Digital Information was entrusted another 30% equity interest form an individual shareholder, after the Digital Information owned 100% equity interest of Sichuan Huafu.

●	Hunan Huafu Haihui Learning Technology Co., Ltd.: our subsidiary formed under the laws of PRC in June 2015. Beijing Digital Information owns 75% of the equity interests of this entity. Its primary business purpose is to provide technology services in Hunan relating to online platforms for the preparation of various examinations.

●	On April 9, 2024, Gansu Huafu Chuangxing Technology Co.,Ltd (“Gansu Huafu”), was established in Gansu Province, China. Distance Learning owns 60% equity interest of Gansu Huafu, and the other 40% equity interest is owned by an individual shareholder.

●	On July 23, 2024, Beijing Zhihui Xinyu Technology Co., Ltd. (“Zhihui Xinyu”), was established in Beijing, China. Distance Learning owns 100% equity interest of Zhihui Xinyu.

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

We do not own equity interests in Beijing Digital Information. However, as a result of these contractual arrangements, we are the primary beneficiary of Beijing Digital Information and treat it as our consolidated VIE under U.S. GAAP. We depend upon dividends and other distributions paid to us by our PRC subsidiaries, primarily Beijing Distance Learning. Beijing Distance Learning partially relies on service fees paid by our variable interest entity Beijing Digital Information. For the years ended March 31, 2025, 2024 and 2023, 5.0%, 10.7% and 5.2% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Distance Learning, for fiscal years ending March 31, 2025, 2024 and 2023 since the VIE agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that these levels will continue in the future.

As discussed in detail in “Regulations – Regulations Relating to Foreign Investment” and “Regulations - Regulations Relating to Foreign Exchange”, current PRC laws and regulations set forth restrictions on payment of dividends by PRC companies, foreign exchange and foreign investment in PRC companies. As such, we do not have unfettered access to revenues of our PRC subsidiaries and variable interest entity. See “Risk Factors – Risks Related to Doing Business in China” and “Risk Factor – Risks Related to Our Corporate Structure.”

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

See “Risk Factors – Risks Related to Our Corporate Structure – If the PRC government finds that the contractual arrangements that establish the structure for holding our Internet Content Provider (“ICP”) license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors – Risks Related to Our Corporate Structure – We rely on contractual arrangements with Beijing Digital Information and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. You can also view our information on the Company’s website at http://www.edu-edu.cn/.

In January 2025, our shareholders approved an amendment to our memorandum and articles of association to adopt a dual-class share structure. Under the new structure, our share capital consists of ordinary shares and Class A shares. Each ordinary share carries one (1) vote per share, and each Class A share carries fifteen (15) votes per share on all matters submitted to shareholders for approval. Concurrent with the adoption of the dual-class structure, we redeemed an aggregate of 1,488,000 ordinary shares held by HFGFR Inc., an entity wholly owned by our Chairman of the Board and Executive Director, Mr. Yang Yu, and reissued to it 1,488,000 Class A shares. As of the date of this annual report, Mr. Yu holds all of our outstanding Class A shares and, together with his ordinary shares, controls a substantial majority of our total voting power. Additionally, our authorized share capital was increased from 30,000,000 shares of a single class of ordinary shares to 600,000,000 shares divided into 500,000,000 ordinary shares and 100,000,000 Class A shares, each with a par value of US$0.01.

See “Risk Factors – Risks Related to Our Ordinary Shares – Our dual-class share structure concentrates voting power in our Chairman of the Board and Executive Director, limiting shareholder influence on our Company” and “Risk Factors – Risks Related to Our Ordinary Shares – Insider sales of ordinary shares may adversely affect the trading price of our shares.”

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

Online Education Cloud Service (“B2B2C”)

We provide online education platforms to institutions, such as universities and training institutions, and online course development service companies. Our teachers are well-regarded and recommended by our clients, which include universities and academic institutions. Through our product development team, we interview and enlist teachers who we use to record teaching sessions. In return, we provide fixed compensation to teachers. We have developed three separate types of B2B2C platforms: a self-study examination platform, a continuing education platform, a non-diploma training platform (which allows students to enroll in courses for college credit), Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless examination platform. These platforms are available both online and via a mobile app that we design for each of our clients. Currently, we are primarily focused on providing clients with B2B2C services relating to self-study examinations, which are a set of standard national examinations necessary to obtain college degrees in China. We have offered such services since September 2009. We also entered into the adult education field and commenced offering continuing education platforms in late 2016. Currently, over 12,936 courses (including the self-developed courses and authorized courses by third-party educational institutions) are available on such platforms and over 200 universities are using our platforms. We commenced offering our non-diploma training platforms in March 2017. We currently provide services in ten provinces in China and believe that we are the leading service provider in this market. We also have offered the services via the Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform since 2020. During the year ended March 31, 2025, we provided approximately 3,199,572 courses to students on our platforms.

●	Self-Study Examination Platform

This platform is a cloud-based education system for universities, government examination officials as well as students who would like to obtain college degrees through self-taught higher education examination. We created customized homepage systems for each university that uses our platform. Our system allows the university management to import their student data into the data base of our platform and will generate accounts for each specific student. Students can login the platform, choose to participate in recorded or live courses that are available on the platform. The platform will grant government examination officials the authority to monitor the learning process of each student. The platform can record the student’s learning data, giving each student a score for evaluation of the performance of each course for use by the university and government officials.

●	Continuing Education Platform

This platform is also cloud-based and targets college students and students aiming to complete adult higher education. Similar to the self-study examination platform, this platform offers customized interface for each university using the platform where the school management can integrate their student data into the platform. Students can log in and take courses. The system will keep track of the students’ learning data and generate scores based on students’ performance for school evaluation. What’s different from the self-study examination platform is that this platform offers additional teaching administrative functions, including student profile management, tuition payment, management of different campuses, course arrangement as well as statistical screening management, etc.

●	Non-Diploma Training Platform

This platform is cloud-based as well, but serves training institutions and individual students. A large number of traditional face-to-face training institutions can use this platform to provide their training courses online without overspending on personnel, servers and online training platform. Similar to the other systems, the training institutions have their own interfaces and can create accounts for their students to take courses on the platform. In addition, the platform also provides a large number of online educational operations to the training institutions, including the management of their own courses, and pricing, promotion, enrollment and payment functions.

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

●	AI examination platform

This platform is a complete online examination solution for paperless examination of all subjects. The platform integrates key aspects for testing by most universities in China, such as management of question database, test paper, examination, grading, management of examination paper monitoring, etc., and provides related technical services for colleges. Through the platform, the school carries out routine examination evaluation activities such as tests, final examinations and make-up examinations. Students’ examination terminals can carry out examinations through app, browser or client-side. The examination process monitoring can adopt face recognition or ID card reader recognition for identity authentication. Teachers can grade papers online or export answers for marking up paper. AI technology can assist teachers in automatically grading subjective questions, improving grading efficiency. Computer paperless examination is an innovation in educational examination methods, with many examination characteristics that cannot be achieved by paper and pencil examinations, and plays an important role in the future development of educational

For all the six platforms, we will be paid by the schools or training institutions based on the number of courses taken by their students.

Online Training Service (“B2C”)

We provide online training and examination preparation services directly to students for a fee. We have been providing this service since 2000. In connection with our B2C service, we provide an online cloud education platform targeting end users, which is available both online and via the mobile app we design for each program. We can also license this platform to other offline education and training institutions for them to offer online services, and to manage their online courses and online users. Students that use this service are primarily college students and students preparing for the self-study examination. In the year ending March 31, 2025, we provided approximately 340,000 courses for students.

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

Key Aspects of Our Operations

Sales and Marketing

We market our services through both offline and online channels. Since our inception, the bulk of our marketing is done through traditional offline channels. Our sales representative visit our targeted potential customers, such as universities and schools, and then schedule meetings and demos for these potential clients to learn about our services and for us to learn about the specific needs of each potential client. We also develop customers through referrals from existing clients and business partners. We also attend industry conferences to promote our brand and further expand our client base. We started online marketing in 2004, including search engine marketing and mobile app advertising. In recent years we also expanded the online marketing via new media channels, such as WeChat public accounts, Weibo and other social media platforms.

Fees

Fees for B2B2C business: we provide the platform to universities or schools for free but charge students a fee of RMB10 to 120 per class, depending upon the course.

Fees for our B2C services: we charge fees based on the specific training program. Low-end programs only include online courses and we charge RMB50 to 180 per class for this type of programs. High-end programs include both online courses and in person training.

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

Intellectual Property

We currently have 147 software registrations for our online course delivery and examination preparation programs and related mobile applications. We have also registered 24 trademarks with the China Trademark Office.

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

As of March 31, 2025, we had 110 employees, including 107 full-time employees and 3 part-time employees. As of March 31, 2025, 33 of these employees were based in our headquarters in Beijing and 77 were based in other cities in the PRC. The table below breaks down the full-time personnel of the Company by function:

Function	Number of Employees	% of Total
Management	7	6%
Technology and Development	49	44%
Teaching Assistance	15	14%
Sales and Marketing	16	15%
Product Development and Customer Service	11	10%
General and Administrative	12	11%
Total	110	100%

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

Seasonality

The current operations of the Company have demonstrated seasonality. There are major examinations scheduled in April and October of each year and other examinations scheduled in January and July of each year. As a result, the number of students enrolled in our programs is the highest within the two-month period prior to each exam. In addition, Adult Continue Education business slows down during the summer and winter breaks of our partner schools. See “Risk Factor—Risks Related to Our Business and Industry—Our results of operations are subject to seasonal fluctuations.”

Competition

With respect to the B2B2C service, we believe that we are a leading service provider in the self-study online training area. Our primary competitors are four other companies providing similar types of programs, including Beijing Shangde Online Education Technology Co., Ltd., Suzhou Qingying Feifan Software Technology Co., Ltd., Beijing Aopeng Long Distance Education Center Co., Ltd. and Hongcheng Technology Development Co. Ltd., but we have competitive advantages in terms of geographic coverage, the number of partner schools, the number of courses and our years of operating experience in the industry. With respect to the B2C service, we have two major competitors in the PRC, Beijing Shangde Online Education Technology Co. Ltd. and Bejing Dongda Zhengbao Technology Co., Ltd. Our competitive advantages with respect to this service are our long operating history, our brand recognition and the number and types of courses that we offer. For the B2C service, we compete with traditional offline training institutions as well as well as other companies that provide online training services. In terms of our technology service, we primarily face competition from Shenzhen Youxuepai World Education Development Co., Ltd., Teewon Digital Media Technology Co., Ltd., Founder Tech Co., Ltd. and Hanwon Technology Co., Ltd. Our current client base strongly relies on these services. We face competition from other online and mobile platforms or internet companies that plan to expand their business into the online education industry, but we believe our long-established relationship with our clients, experienced technology team and many years’ experience will provide us an edge in competing with these market new entrants.

Facilities

We lease executive office space in Beijing of an aggregate of 467 square meters. These facilities currently accommodate our management headquarters, as well as part of our sales and marketing, product development and general and administrative activities.

As of the date of this report, we have also leased an aggregate of approximately 1,282 square meters office space in Beijing, Hunan Fujian and Gansu. A summary of our leased properties as of the date of this report is shown below:

Location	Space (in square meters)	Address	Use
Beijing	467	L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China & Room 1303A, 1303B, Building 40, No. 1 Shengbei Road, Economic Development Zone, Daxing District, Beijing, China	Office
Changsha, Hunan	548	Room 617-625, Building B1, No. 568 Queyuan Road, Tianxin District, Changsha, Hunan, China	Office
Fuzhou, Fujian	108	Room 2411, Building 1, Henli Bona Plaza, Gulou District, Fuzhou, Fujian, China	Office
Lanzhou,Gansu	159	20th floor, Zhonghai international Plaza, Chengguan District, Lanzhou, Gansu	Office

We own office space of 246.9 square meters located at Room 917-920, Building B1, No. 568 Queyuan Road, Tianxin District, Changsha, Hunan.

We also own office space of 166.6 square meters located at Room 12-6, Building 2A, No. 8 Daxueyuan Road, Hongshan District, Wuhan, Hubei.

Other for our office space in Hunan and Hubei, we lease all the facilities we currently occupy from independent third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

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

Recent Regulations Relating to Cybersecurity

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies

In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.

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

Regulations Relating to Foreign Investment

Laws of Wholly Foreign-Owned Enterprise

The establishment procedures, examination and approval procedures, registered capital requirement, foreign exchange restriction, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are governed by the Wholly Foreign-owned Enterprise Law of China, or the Whole Foreign-owned Enterprise Law, which was promulgated by Standing Committee of the National People’s Congress (“NPCSC”), and effective as of April 12, 1986, amended on October 31, 2000 and September 3, 2016 and the Implementation Rules for the Wholly Foreign-owned Enterprise Law, which was promulgated by the Ministry of Foreign Economic Relations and Trade on December 12,1990 and amended on April 12, 2001 and February 19, 2014 by the State Council. According to the Wholly Foreign-owned Enterprise Law and its Implementation Rules, the establishment of wholly foreign-owned enterprises shall be subject to the examination and approval by the MOC, or government at the level of province, autonomous region, municipality directly under the central Chinese Government, municipality separately listed on the State plan or special economic zone, as authorized by the State Council, which will issue a certificate of approval in respect thereof. Where the establishment of wholly foreign-owned enterprises does not involve the implementation of special access administrative measures prescribed by the State, the establishment of wholly foreign-owned enterprises are subject to record-filing management. Profits and other legal rights and interests obtained by foreign investors in China shall be protected by Chinese laws, and legitimate profits, other lawful income and post-liquidation funds received by foreign investors from the wholly foreign-owned enterprises may be remitted abroad.

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

Yang YU
100%
HFGFR INC.
Marshall
76.26%
Xinghui YANG
23.74%
Silver Thousand International
BVI
Xinghui YANG
100%
River Business Limited
BVI
Public Shareholders
33.74%
7.26%
26.26%
32.75%
Wah Fu Education Group Limited
BVI
Yang YU
51.5%
Xinghui YANG
48.5%
Shanghai Xinfu Network Technology Co., Ltd
100%
Shanghai Xiashu Network Technology Co., Ltd
Beijing Huaxia Dadi Distance Learning Services Co., Ltd
VIE
Beijing Huaxia Dadi Digital Information Technology Co., Ltd
60%
Huafu Wanrun (Guangzhou) Information Education Technology Co., Ltd
100%
Sichuan Huafu Gengyun Education Technology Co., Ltd
75%
Hunan Huafu Haihui Learing Technology Co., Ltd
71%
Huaxia MOOC (Hubei) Network Technology Co., Ltd
70%
Nanjing Suyun Education Technology Co., Ltd.
51%
Guizhou Huafu Qianyun Network Technology Co., Ltd.
65%
Fuzhou Huafu Minjiao Technology Co., Ltd.
60%
Gansu Huafu Chuangxing Technology Co., Ltd
100%
Beijing Zhihui Xinyu Technology Co., Ltd.

4D. Property, Plants and Equipment

We own office space of 166.6 square meters located at Room 12-6, Building 2A, No. 8 Daxueyuan Road, Hongshan District, Wuhan, Hubei. As of March 31, 2025, we have also leased an aggregate of approximately 1,282 square meters office space in Beijing, Jiangsu, Hunan and Fujian. For descriptions of our leased properties, please see “Item 4B. Business Overview – Facilities.”

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

5A. Operating Results

Business Overview

We are a holding company incorporated under the laws of the British Virgin Islands. Through our subsidiaries and variable interest entity, we provide online exam preparation services and related technology solutions and produce online training course materials in China and have been in operation for over 20 years. We develop our own online education materials that are offered through the cloud and that can be used for a wide range of purposes, such as standard examination preparation, professional training and interactive programs for educational purposes other than exam preparation. We also produce thousands of online classes. Our services not only include development of online education platforms and online course materials but also include comprehensive cloud service for online education and exam preparation training. The bulk of our operations is conducted via our wholly owned subsidiaries, primarily Beijing Huaxia Dadi Distance Learning Services Co., Ltd., while the rest of our business operations, including certain portions of our B2C services and technology services, are conducted through our variable interest entity Beijing Huaxia Dadi Digital Information Technology Co., Ltd. We do not directly own the businesses or assets in the PRC that are operated by our variable interest entity, including our PRC internet content license.

In fiscal year 2025, we continued to increase our efforts in expanding our business and services of online education. With the development of our original platform and new platforms such as Vocational Education 1+X and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform. We provided more courses, attracted more customers and cooperated with more education institutions. On the other hand, we focused our business on online education services and did not make great efforts on our technological development services; most of our current technological development services are one- off, and the subsequent maintenance services for upkeep did not generate significant revenue.

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

Results of Operations

The following table sets forth the key components of our results of operations for the years ended March 31, 2025, 2024 and 2023, in dollars and as a percentage of revenue.

	March 31,	% of	March 31,	% of	March 31,	% of
	2025	Revenue	2024	Revenue	2023	Revenue
Revenue	$6,186,645	100%	$7,223,220	100%	$10,692,613	100%
Cost of revenue and business and sales related tax	3,609,750	58%	4,232,253	59%	5,005,710	47%
Gross profit	2,576,895	42%	2,990,967	41%	5,686,903	53%
Selling expenses	852,569	14%	1,066,649	15%	1,129,146	11%
General and administrative expenses	2,116,788	34%	2,164,840	30%	2,545,789	24%
Income (loss) from operations	(392,462)	(6)%	(240,522)	(3)%	2,011,968	19%
Interest income	169,636	3%	155,360	2%	139,345	1%
Loss from long-term investment	(7,206)	-%	-	-%	(43,785)	-
Other income (expenses)	(42,712)	(1)%	(160,808)	(2)%	(4,556)	0%
Income (loss) before income tax provision	(272,744)	(4)%	(245,970)	(3)%	2,102,972	20%
Provision (benefit) for income taxes	100,104	2%	130,890	2%	430,529	4%
Net income (loss)	$(372,848)	(6)%	$(376,860)	(5)%	$1,672,443	16%
Other comprehensive income (loss): foreign currency translation gain (loss)	(31,715)	(1)%	(493,887)	(7)%	(752,987)	(7)%
Less: Comprehensive income (loss) attributable to non-controlling interest	(43,989)	(1)	2,370	-%	(1,786)	-%
Comprehensive income (loss) attributable to Wah Fu Education Group Ltd.	$(360,574)	(6)%	$(873,117)	(12)%	$921,242	9%

Results of Operations for the years ended March 31, 2025 and 2024

Revenues

We derive revenues from online education services and technological development and operation services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the years ended March 31,				Variance
	2025	%	2024	%	Amount	%
Online education services	$5,684,089	91.88%	$7,012,452	97.08%	$(1,328,363)	(18.94)%
Technological development and operation service	502,556	8.12%	210,768	2.92%	291,788	138.44%
Total Amount	$6,186,645	100.00%	$7,223,220	100.00%	$(1,036,575)	(14.35)%

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

For the years ended March 31, 2025 and 2024, revenue derived from online education services were $5,684,089 and $7,012,452, respectively, which represented a decrease of $1,328,363 or 18.94%. The decrease was primarily due to a decrease in the revenue from B2B2C service. During fiscal year 2025, due to the implementation of local policies in Hunan province since November 2023, the province has suspended the use of process assessment scores for newly enrolled students in the self-study examination since the year 2024. Accordingly, our revenue from B2B2C services decrease this period. For the uncertainty of the policy, we expected that the income from this part will decrease in the future.

For the years ended March 31, 2025 and 2024 revenue from technological development and operation services was $502,556 and $210,768, respectively, represents an increase of $291,788 or 138.44%. The increase mainly due to we provided technological support for server clients on their tanning classes in this period. we expected that the income from this part will have a slightly increase in the future.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended March 31, 2025 and 2024 respectively:

	For the year ended March 31,				Variance
	2025	%	2024	%	Amount	%
Online education services	$3,466,241	96.02%	$4,116,822	97.27%	$(650,581)	(15.80)%
Technological development and operation service	116,461	3.23%	82,917	1.96%	33,544	40.46%
Business and sales related tax	27,048	0.75%	32,514	0.77%	(5,466)	(16.81)%
Total Amount	$3,609,750	100.00%	$4,232,253	100.00%	$(622,503)	(14.71)%

Cost of revenue accounted for 58% and 59% of our net revenues in the fiscal years ended March 31, 2025 and 2024, respectively. Cost of revenue mainly comprised of salaries and related expenses for our teaching support, course and content development, website maintenance and information technology engineers and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server relocation and bandwidth leasing fees paid to third-party providers, commission fees paid to third-party cooperate institutions and other miscellaneous expenses.

For the years ended March 31, 2025 and 2024, cost of revenue from online education services were $3,466,241 and $4,116,822, respectively, representing a decrease of $650,581 or 15.80%. The decrease was mainly due to the reduction of commission fees. Commission fee paid to our third-party corporate institutions based on revenue decreased.

For the years ended March 31, 2025 and 2024, cost of revenue from technological development and operation service were $116,461 and $82,917, respectively. The increase mainly due to the increase of revenue of technological development and operation service.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended March 31, 2025 and 2024, respectively:

	For the year ended March 31,				Variance
	2025	%	2024	%	Amount	%
Online education services	$2,191,679	85.05%	$2,863,758	95.75%	$(672,079)	(23.47)%
Technological development and operation service	385,216	14.95%	127,209	4.25%	258,007	202.82%
Total Amount	$2,576,895	100.00%	$2,990,967	100.00%	$(414,072)	(13.84)%

Gross profit from online education services decreased by $672,079 or 23.47% for the year ended March 31, 2025 as compared to the same period of 2024. The decrease of gross profit from online education services was mainly due to the decrease in revenue.

Gross profit from technological development and operation services increased by $258,007 or 202.82% for the year ended March 31, 2025 as compared to the same period of 2024.

The gross margin of fiscal year 2025 was 42% compared to 41% for the fiscal year 2024.The gross margin keep in stable in the two years.

Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2025 and 2024, respectively:

	For the year ended March 31,				Variance
	2025	%	2024	%	Amount	%
Selling expenses	$852,569	28.71%	$1,066,649	33.01%	$(214,080)	(20.07)%
General and administrative expenses	2,116,788	71.29%	2,164,840	66.99%	(48,052)	(2.22)%
Total Amount	$2,969,357	100.00%	$3,231,489	100.00%	$(262,132)	(8.11)%

Selling expenses primarily consist of salaries and related expenses of our sales team, sales commissions, and advertising and promotion expenses. Our selling expenses decreased by 20.07% to $852,569 million in fiscal year 2025 from $1,066,649 million in fiscal year 2024. This decrease was primarily due to the decrease in salaries for our sales department since our revenue of fiscal year 2025 decreased.

General and Administrative Expenses

For the year ended March 31, 2025, our general and administrative expenses were $2,116,788, representing a decrease of $48,052 or 2.22% as compared to the same period of 2024. The decrease of general and administrative expenses was mainly due to the decrease of salaries and related welfare as the reduction in the total workforce.

Interest Income, net

Interest income is primarily generated from our cash deposits in the banks and interest from loans to third parties and related parties. For the year ended March 31, 2025, interest income was $169,636 as compared to interest income of $155,360 in the same period of 2024.

Provision for Income Taxes

The Company’s income tax provisions were $100,104 and $130,890 in fiscal year 2025 and 2024, respectively, as a result of a decreased in net incomes for the PRC subsidiaries.

Net losses

Our net losses were $372,848 and $376,860 for the years ended March 31, 2025 and 2024. The reasons are as discussed above.

Comprehensive income (loss)

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss). The comprehensive losses were $360,574 and $873,117 for the years ended March 31, 2025 and 2024. The foreign currency translation losses were $31,715 and $493,887 in the fiscal year 2025 and 2024, respectively.

Working Capital

The following table provides the information about our working capital at March 31, 2025 and 2024:

	As of March 31, 2025	As of March 31, 2024
Current Assets	$14,228,095	$14,672,805
Current Liabilities	$3,664,166	3,924,212
Working Capital	$10,563,929	$10,748,593

Working capital decreased by $184,664 or 1.72% from March 31, 2024 to March 31, 2025. Our working capital requirements are influenced by the level of our operations, the quantity and amount of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Capital Commitments and Contingencies

Capital commitments refer to the allocation of funds for a possible liability in the near future arising out of capital expenditures. Contingency refers to a condition that arises from past transactions or events, the outcome of which will be confirmed only by the occurrence or non-occurrence of uncertain future events.

As of March 31, 2025 and 2024, we had no material capital commitments or contingent liabilities.

Cash Flows

The following table provides detailed information about our net cash flows for the years ended March 31, 2025 and 2024.

	For the years ended March 31,
	2025	2024
Net cash provided by (used in) operating activities	$(965,592)	$(767,310)
Net cash provided by (used in) investing activities	(10,627)	(231,440)
Net cash provided by (used in) financing activities	63,024	-
Effect of exchange rate changes on cash	(1,121)	(523,005)
Net increase (decrease) in cash	(914,316)	(1,521,755)
Cash, beginning of the year	11,045,708	12,567,463
Cash, end of the year	$10,131,392	$11,045,708

Operating Activities

Net cash used in operating activities during the year ended March 31, 2025 was $1.0 million. Net loss for fiscal year 2025 was $0.4 million, other receivables increased by $0.8 million and deferred revenue decreased by $0.2 million.

Net cash used in operating activities during the year ended March 31, 2024 was $0.8 million. Net loss for fiscal year 2024 was $0.4 million, Account receivable increased by $0.7 million, provision for doubtful accounts increased $0.4 million, deferred revenue increased by $0.2 million.

Investing Activities

For the year ended March 31, 2025 and 2024 net cash used in investing activities amounted to $0.01 million and $0.2 million.

Financing Activities

For the year ended March 31, 2025 cash provided by financing activities was $0.06 million when there was no cash provided or used in the year ended Mach 31, 2024.

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

Our cash primarily consists of cash on hand and cash in banks in the PRC and Hong Kong, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2025 and March 31, 2024, we had approximately $10.1 million and $11.0 million of cash  in bank, respectively, and had no outstanding bank loans or third-party loans due. Funds are transferred between our WFOEs, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”) and Shanghai Xin Fu Network Technology Co., Ltd., WFOEs’ subsidiaries, and the VIE for their daily operation purposes.

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

Recent accounting pronouncements

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

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

5B. Liquidity and Capital Resources

Our cash primarily consists of cash on hand and cash in banks in China, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2025, 2024 and 2023, we had approximately $10.1, $11.0 million and $12.6 million of cash in bank, respectively, and had no outstanding bank loans or third-party loans due.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid- up capital and the statutory reserve funds of our PRC subsidiaries, totaling $975,014, $975,014, and $975,014, as of March 31, 2025, 2024 and 2023, respectively.

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

Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between our WOFE, Beijing Huaxia Dadi Distance Learning Services Co., Ltd., and the VIE, Beijing Huaxia Dadi Digital Information Technology Co., a PRC company, and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between the VIE and the WOFE.

	Fiscal Years Ended March 31,
	2025	2024	2023
Cash transferred to VIE from WOFE	$-	$-	$-

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

Capital Expenditure

We did not have any significant capital expenditures for the fiscal years ended September 30, 2022, 2023 and 2024, as we do not heavily rely on property and equipment to operate.

5C. Research and Development, Patents and Licenses, etc.

See the discussion under the headings “Research and Development”, “Intellectual Property” and “Patents” in Item 4 above.

5D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended March 31, 2025, 2024 and 2023, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

5.F. Tabular Disclosure of Contractual Obligations

The following table represents our contractual commitments as of March 31, 2025:

	Payments Due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Operating lease obligations	$134,449	$119,861	$14,588	$-	$-

There have been no material changes to our contractual obligations since March 31, 2025.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Executive Officers	Age	Position/Title
Yang Yu	53	Chairman of the Board and Executive Director
Xinghui Yang	54	Chief Executive Officer and Director
Shuting Ai	42	Chief Financial Officer
Cuntao Hou	46	Vice President
Defang Li	80	Director
Yik C Chan	67	Director
Wenxiang Xing	62	Director

There are no family relationships among our directors and officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except as disclosed in Note 10 in the “accompanying consolidated financial statements.” The address of each of our directors and executive officers is L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 201204.

Executive Officers and Directors

Yang Yu has been serving as Chairman of the Board of Directors and Executive Director of the Company since November 2016. Mr. Yu has been serving as the executive director of several of our subsidiaries and VIE, including the executive director of Beijing Distance Learning since July 2015, the executive director of Beijing Digital Information since October 2012, the executive director of Shanghai Xia Shu network Technology Co., Ltd. since April 2016 and the executive director of Shanghai Xin Fu Network Technology Co., Ltd. since July 2015. He has also been the acting executive director of Beijing Hao Hua Hao Tai Investment Co., Ltd, an investment company, since July 2009. Mr. Yu obtained his Ph.D. in law from China University of Political Science & Law, a Master of Laws degree from Xi’an Jiaotong University and a Bachelor’s Degree in Medicine from The Fourth Military Medical University in Xi’an, China.

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

6.B. Compensation

For the year ended March 31, 2025, the aggregate cash compensation that we paid to our executive officers and directors was approximately $172,150. For the year ended March 31, 2024, the aggregate cash compensation that we paid to our executive officers and directors was approximately $175,906. For the year ended March 31, 2023, the aggregate cash compensation that we paid to our executive officers and directors was approximately $217,320. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, we make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law and the insurance policy, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Board Diversity Matrix (As of March 31, 2025)
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

6.E. Share Ownership

As of March 31, 2025, 4,410,559 of our equity securities were outstanding, consisting of 2,922,559 ordinary shares and 1,488,000 Class A shares. Each ordinary share entitles its holder to one vote per share, and each Class A share entitles its holder to fifteen votes per share. All outstanding Class A shares are held by our Chairman of the Board and Executive Director, Mr. Yang Yu, through HFGFR INC.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 4,410,559 ordinary shares outstanding as of March 31, 2025.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 201204.

	Class A Shares Beneficially Owned		Ordinary Shares Beneficially Owned		Voting Power
Name of Beneficial Owner	Number	%	Number	%	%
Directors, Director Nominees and Named Executive Officers:
Yang Yu (1)	1,488,000	100%	244,032	5.53%	89.39%
Xinghui Yang (2)	-	-%	1,233,968	4.89%	4.89%
Gao Yao	-	-%	-	-%	%
Cuntao Hou	-	-%	-	-%	%
Defang Li	-	-%	-	-%	%
Yik C Chan	-	-%	-	-%	%
Wenxiang Xing	-	-%	-	-%	%
Directors and executive officers as a group
5% or Greater Shareholders:
River Business Limited (3)	-	-%	1,158,000	26.26%	4.59%
Silver Thousand International (4)	-	-%	320,000	7.26%	1.27%
HFGFR Inc.	1,488,000	100%	-	-%	88.42%

(1)	Includes 1,488,000 Class A shares and 244,032 ordinary shares held through HFGFR INC. (Silver Thousand International is 76.26% owned by HFGFR INC). Mr. Yu controls approximately 89.39% of the total voting power of our outstanding share capital.

(2)	Includes 1,158,000 ordinary shares held through River Business Limited and 75,968 ordinary shares held through Silver Thousand International. Mr. Yang holds approximately 4.9% of the total voting power.
(3)	The registered office address of River Business Limited is Sea Meadow House, PO Box 173, Road Town, Tortola, VG1110 British Virgin Islands. As the holder of all of the equity interest in River Business Limited, Xinghui Yang has voting and dispositive power with respect to all of the ordinary shares of the Company held by River Business Limited.
(4)	The registered office address of Silver Thousand International is Sea Meadow House, PO Box 173, Road Town, Tortola, VG1110, British Virgin Islands. As of the date of this report, Silver Thousand International is 76.26% owned by HFGFR INC. and 23.74% owned by Yang Xinghui.
(5)	The business address of HFGFR INC. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. As the holder of all of the equity interest in HFGFR INC., Yu Yang has voting and dispositive power with respect to all of the ordinary shares of the Company held by HFGFR INC.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2025	As of March 31, 2024
Loan to related parties(a)	$1,795,024	$1,778,524

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019, the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively. On April 1, 2022 and April 7, 2022, the company loaned $300,000 and $1,350,000 to Horwath Capital. The loan bears an interest rate of 1% and is not guaranteed. The maturity was September 30, 2025.

(ii) Due to related party:

	As of March 31, 2025	As of March 31, 2024
Due to shareholders	$478,278	$315,512

Due to related parties	$478,278	$315,512

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in Exhibits 1.1 and 2.1 to this Annual Report which is hereby incorporated by reference.

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

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. RMB has gradually appreciated against U.S. dollars over the past few years. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB7.1671 in the year ended March 31, 2024 to US$1.00 for RMB7.2163 in the year ended March 31, 2025. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2024, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the year ended March 31, 2025 would increase by approximately $0.04 million, $0.02 million and $0.02 million, respectively.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2025 and 2024, $533,330 and $986,957 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD500,000 (about $64,267). As of March 31, 2025 and 2024, $9,598,062 and $10,058,751 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, management concluded that our disclosure controls and procedures over financial reporting was not effective as of the end of the period covered by this annual report. This conclusion was based on the material weakness in our internal control over financial reporting further described below.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2025. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2025 considered the below factors, including:

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on a interim and annual basis.

(c) Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e) Remediation Initiatives

For fiscal year 2025, we implemented our remediation plan to address the underlying causes of the material weakness described above by hiring accounting staff who understands U.S. GAAP methods and SEC reporting measures and also educating existing staff on these subjects. For fiscal year 2026, we plan to continue improving our internal control by implementing the following remediation plans, including:

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

Our code of business conduct and ethics are publicly available on our website at http://www.edu-edu.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2025	Year Ended March 31, 2024
Audit fees*	$247,000	$185,000

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

ITEM 16G. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16H. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16I. INSIDER TRADING POLICIES

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

ITEM 16J. CYBERSECURITY

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

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Wah Fu Education Group Ltd., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Form of amended and restated memorandum and articles of association*

2.1	Description of Securities*

4.1	Exclusive Business Cooperation Agreement, dated August 16, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.2	Exclusive Option Agreement, dated August 16, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.3	Equity Interest Pledge Agreement, dated August 18, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.4	Form of Power of Attorney(1)

4.5	English Translation of Property Lease Agreement, dated June 1, 2016, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Jinkai Gongda Investment Management Co., Ltd. (1)

4.6	Platform and Online Course Development, dated April 24, 2017, by and between Beijing Huaxia Dadi Digital Information Co., Ltd. and Zhengqing Heya Education Technology (Beijing) Co., Ltd. (1)

4.7	English Translations of Online Course Resource Purchase Contract, dated December 19, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Higher Education Press Co., Ltd. (2)

4.8	Employment Agreement, dated November 11, 2011, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Xinghui Yang (3)

4.9	Employment Agreement, dated January 1, 2018, by and between the Company and Gao Yao (3)

4.10	Employment Agreement, dated June 1, 2020, by and between the Company and Shuting Ai (4)

8.1	Subsidiaries of the Registrant (5)

11.1	Code of Ethics (6)

11.2	Insider Trading Policies (6)

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

97.1	Clawback Policy (6)

*	Filed as an exhibit hereto.
(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on March 20, 2018.
(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 15, 2018.
(3)	Incorporated by reference to our 20-F, filed on August 15, 2019.
(4)	Incorporated by reference to our 20-F, filed on August 2, 2021.
(5)	Incorporated by reference to our 20-F, filed on August 17, 2020.
(6)	Incorporated by reference to our 20-F, filed on July 30, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAH FU EDUCATION GROUP LIMITED

/s/ Yang Yu
Name:	Yang Yu
Title:	Chairman of the Board of the Directors

Date: July 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Wah Fu Education Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wah Fu Education Group Ltd. and subsidiaries (collectively, the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss), changes in shareholders’ equity, and cash flows for the years ended March 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended March 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition for Online Education Services

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company generates revenue primarily from providing online education services, including audio-video course content, mock examinations and online chat rooms during the subscription service period. The Company typically satisfies its performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. Except examination service, all other revenues for the online education service are recognized on a straight-line basis over the active academic service period, which excludes school breaks.

We identified revenue recognition for online education services as a critical audit matter due to the significant judgment involved in evaluating whether services had been fully delivered as of the reporting date. The Company’s customer contracts vary in structure, and the supporting documentation of service delivery includes a mix of system-generated data and customer confirmations, which required the application of audit judgment and the use of system-generated data audit procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue recognition for online education services included the following, among others:

●	Obtained an understanding of the Company’s revenue recognition policies and evaluated their consistency with ASC 606, Revenue from contracts with customers for online education service and relevant internal controls over revenue recognition.

●	Assessing the identification of performance obligations, evaluating terms of customer contracts, and inspecting signed contracts to confirm that services were delivered to and accepted by customers.

●	We selected a sample of revenue transactions and inspected supporting documentation such as:

o	Customer-signed service completion confirmations,

o	System access logs confirming customer administrator login activity,

o	Screenshots and reports of student enrollment counts used as billing triggers.

●	We tested the accuracy of system-generated data used to calculate student usage by comparing it with customer billing and contract terms.

●	We confirmed that customer accounts were active and operational during the service period by performing system walkthroughs and testing user access where applicable.

●	We traced a sample of revenue amounts to invoices and cash receipts to validate completeness and accuracy.

●	We assessed whether revenue was recorded in the correct period by examining service delivery cut-off around year-end.

●	We evaluated the sufficiency of the Company’s disclosures related to revenue recognition in the financial statements.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781
Irvine, California
July 31, 2025

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash	$10,131,392	$11,045,708
Accounts receivable, net	717,709	1,039,580
Other receivables, net	966,687	188,441
Loan to third parties, current	522,335	524,969
Loan to related parties	1,795,024	1,778,524
Other current assets	94,948	95,583
TOTAL CURRENT ASSETS	14,228,095	14,672,805

Loan to third parties, noncurrent	224,588	194,229
Property and equipment, net	411,736	485,660
Intangible assets, net	-	7,456
Long-term investments	137,804	138,498
Operating lease right-of-use assets	140,556	341,895
Long-term rent deposit	44,228	53,303
Deferred tax assets, net	261,251	262,577
TOTAL ASSETS	$15,448,258	$16,156,423

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	$478,278	$315,512
Deferred revenue	1,636,802	1,818,426
Operating lease liabilities, current	117,711	260,283
Taxes payable	1,013,350	969,595
Other payables	107,013	176,257
Accrued expenses and other liabilities	156,756	173,791
Accounts payable	154,256	210,348
TOTAL CURRENT LIABILITIES	3,664,166	3,924,212

Operating lease liabilities, noncurrent	14,539	72,975
TOTAL LIABILITIES	3,678,705	3,997,187

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01 par value, 500,000,000 authorized, 2,922,559 and 4,410,559 shares issued and outstanding as of March 31, 2025 and 2024, respectively	29,226	44,106
Class A, $0.01 par value, 100,000,000 authorized, 1,488,000 and nil shares issued and outstanding as of March 31, 2025 and 2024, respectively	14,880	-
Additional paid-in capital	5,139,116	5,124,236
Statutory reserve	867,530	867,530
Retained earnings	5,897,255	6,362,554
Accumulated other comprehensive loss	(1,236,374)	(1,248,648)
Total Wah Fu shareholders’ equity	10,711,633	11,149,778
Non-controlling interest	1,057,920	1,009,458
TOTAL SHAREHOLDERS’ EQUITY	11,769,553	12,159,236
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$15,448,258	$16,156,423

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31,
	2025	2024	2023
REVENUE	$6,186,645	$7,223,220	$10,692,613

COST OF REVENUE
Cost of revenue	3,582,702	4,199,739	4,971,492
Business and sales related tax	27,048	32,514	34,218

GROSS PROFIT	2,576,895	2,990,967	5,686,903

OPERATING EXPENSES
Selling expenses	852,569	1,066,649	1,129,146
General and administrative expenses	2,116,788	2,164,840	2,545,789
Total operating expenses	2,969,357	3,231,489	3,674,935

INCOME FROM OPERATIONS	(392,462)	(240,522)	2,011,968

OTHER INCOME (EXPENSES)
Interest income	169,636	155,360	139,345
Loss from long-term investment	(7,206)	-	(43,785)
Other income (expenses)	(42,712)	(160,808)	(4,556)
Total other income (expenses), net	119,718	(5,448)	91,004

INCOME BEFORE INCOME TAX PROVISION	(272,744)	(245,970)	2,102,972

PROVISION FOR INCOME TAX	100,104	130,890	430,529

NET (LOSS) INCOME	(372,848)	(376,860)	1,672,443

Less: net (loss) income attributable to non-controlling interest	92,451	(321,572)	766,551

NET (LOSS) INCOME ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(465,299)	$(55,288)	$905,892

COMPREHENSIVE (LOSS) INCOME
Net (loss) income	(372,848)	(376,860)	1,672,443
Other comprehensive (loss) income: foreign currency translation	(31,715)	(493,887)	(752,987)
Total comprehensive (loss) income	(404,563)	(870,747)	919,456
Less: Comprehensive income (loss) attributable to non-controlling interest	(43,989)	2,370	(1,786)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(360,574)	$(873,117)	$921,242

(Loss) earnings per Ordinary share - basic and diluted
Ordinary shares	$(0.11)	$(0.01)	0.20
Class A	$(0.11)	$-	-
Weighted average shares outstanding - basic and diluted
Ordinary shares	4,084,422	4,429,195	4,440,085
Class A	326,137	-	-

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATION STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

	Common Shares		Class A		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive Income	Total Wah Fu Shareholders’	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Reserve	Earnings	(Loss)	Equity	Interest	Equity
Balance, March 31, 2022	4,440,085	$44,401	-	-	$4,798,793	$657,329	$5,722,151	$(1,190)	$11,221,484	$788,656	$12,010,140

Increase ownership of a subsidiary	-	-	-	-	325,148	-	-	-	325,148	(224,761)	100,387
Net income	-	-	-	-	-	-	905,892	-	905,892	766,551	1,672,443
Appropriation of statutory reserve	-	-	-	-	-	210,201	(210,201)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-		-	(751,201)	(751,201)	(1,786)	(752,987)
Balance, March 31, 2023	4,440,085	$44,401	-	-	$5,123,941	$867,530	$6,417,842	$(752,391)	$11,701,323	$1,328,660	$13,029,983

Common stock returned	(29,526)	(295)	-	-	295				-	-	-
Net income	-	-	-	-	-	-	(55,288)	-	(55,288)	(321,572)	(376,860)
Foreign currency translation loss	-	-	-	-	-		-	(496,257)	(496,257)	2,370	(493,887)
Balance, March 31, 2024	4,410,559	$44,106	-	-	$5,124,236	$867,530	$6,362,554	$(1,248,648)	$11,149,778	$1,009,458	$12,159,236

Redemption of Ordinary shares & reissue Class A shares	(1,488,000)	(14,880)	1,488,000	14,880	14,880				14,880		14,880
Net income	-		-	-	-	-	(465,299)	-	(465,299)	92,451	(372,848)
Foreign currency translation loss	-	-	-	-	-	-	-	12,274	12,274	(43,989)	(31,715)
Balance, March 31, 2025	2,922,559	$29,226	1,488,000	14,880	$5,139,116	$867,530	$5,897,255	$(1,236,374)	$10,711,633	$1,057,920	$11,769,553

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2025	2024	2023
Cash flows from operating activities:
Net (Loss) Income	$(372,848)	$(376,860)	$1,672,443
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	89,441	124,031	176,243
Amortization of right-of-use assets	235,161	222,758	234,115
Loss (gain) from disposal of property and equipment	534	(2,195)	938
Provision for doubtful accounts	128,929	446,452	537,018
Loss from long-term investments	-	-	12,277
Interest income	(48,009)	(48,357)	(49,422)
Deferred tax expense (benefit)	9	94,498	270,090
Changes in operating assets and liabilities:
Accounts receivable	159,161	(733,684)	252,307
Other receivable	(773,358)	37,876	55,174
Other current assets	133	(29,767)	14,588

Deferred revenue	(173,469)	(190,505)	(1,566,977)
Taxes payable	48,891	(96,023)	211,911
Other payable	46,303	57,253	(60,289)
Operating lease liabilities	(234,872)	(252,785)	(196,848)
Accounts payable and accrued expenses	(71,598)	(20,002)	48,932
Net cash (used in) provided by operating activities	(965,592)	(767,310)	1,612,500

Cash flows from investing activities:
Purchase of property and equipment	(10,876)	(95,020)	(37,237)
Proceeds from loans to third parties	-	-	2,919
Proceeds from disposal of property and equipment	249	3,106	-
Payments made for loans to third parties	-	-	(29,190)

Purchase of long-term investment	-	(139,526)	100,384
Net cash (used in) provided by investing activities	(10,627)	(231,440)	36,876

Cash flows from financing activities:
Advance from related parties	64,083	-	-
Repayment to related parties	(15,939)	-	-
Proceeds from issuance of class A shares	14,880	-	-
Net cash provided by financing activities	63,024	-	-

Effect of exchange (loss) gain on cash	(1,121)	(523,005)	(845,358)

Net increase (decrease) in cash	(914,316)	(1,521,755)	804,018
Cash at beginning of the year	11,045,708	12,567,463	11,763,445
Cash at end of the year	$10,131,392	$11,045,708	$12,567,463

Supplemental cash flow information
Cash paid for income taxes	$55,554	$34,327	$33,631

Non-cash investing activities
Right of use assets obtained in exchange for operating lease obligations	$34,420	$203,714	$478,269

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

On November 8, 2019, Sichuan Huafu Gengyun Education Technology Co., Ltd. (“Sichuan Huafu”), was established in Sichuan Province, China. Digital Information owns 100% equity interest of Sichuan Huafu.

On July 4, 2022, Chongqing Huafu Yuyun Network Technology Co., Ltd (“Chongqing Huafu”), was established in Chongqing Province, China. Distance Learning owns 55% equity interest of Chongqing Huafu, and the other 45% equity interest is owned by a third party company. Chongqing Huafu was dissolved on April 30, 2024.

On April 9, 2024, Gansu Huafu Chuangxing Technology Co.,Ltd (“Gansu Huafu”), was established in Gansu Province, China. Distance Learning owns 60% equity interest of Gansu Huafu, and the other 40% equity interest is owned by a individual shareholder.

On July 23, 2024, Beijing Zhihui Xinyu Technology Co., Ltd. (“Zhihui Xinyu”), was established in Beijing, China. Distance Learning owns 100% equity interest of Zhihui Xinyu.

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

Company	Date of establishment	Place of establishment	Percentage of legal ownership by Wah Fu	Principal activities
Subsidiaries:
Distance Learning	December 23, 1999	Mainland, PRC	100%	Provider of online education services and technological development and operation services
Shanghai Xin Fu	July 20, 2015	Mainland, PRC	100%	No operating revenues
Shanghai Xia Shu	April 29, 2016	Mainland, PRC	100%	No operating revenues
Hunan Huafu	June 15, 2015	Mainland, PRC	75%	Provider of online education services
Nanjing Suyun	March 8, 2017	Mainland, PRC	70%	Provider of online education services
Huaxia MOOC	March 15, 2017	Mainland, PRC	71%	Provider of online education services
Guizhou Huafu	April 25, 2017	Mainland, PRC	51%	Provider of online education services
Fuzhou Huafu	May 21, 2018	Mainland, PRC	65%	Provider of online education services
Guangzhou Huafu	October 21, 2019	Mainland, PRC	60%	Provider of online education services
Sichuan Huafu	November 8, 2019	Mainland, PRC	100%	Provider of online education services
Chongqing Huafu*	July 4, 2022	Mainland, PRC	55%	Provider of online education services
Gansu Huafu	April 9, 2024	Mainland, PRC	60%	Provider of online education services
Zhihui Xinyu	July 23, 2024	Mainland, PRC	100%	Provider of online education services
Variable interest entity
Digital Information	September 14, 2000	Mainland, PRC	Nil	Provider of technological development and operation service and holder of Internet Content Provider (“ICP”) License

*	Chongqing Huafu was dissolved on August 30, 2024.

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

The following tables set forth the assets, liabilities, results of operations and changes in cash of the VIE, Digital Information, which were included in the Company’s consolidated balance sheets, statements of operations and comprehensive loss and cash flows:

	As of March 31, 2025	As of March 31, 2024
Current assets	$373,282	$446,055
Non-current assets	2,995	3,448
Total assets	376,277	449,503
Current liabilities	221,156	204,412
Intercompany payables*	2,572,319	2,725,061
Total liabilities	2,793,475	2,929,473
Net assets	$(2,417,198)	$(2,479,970)

*	Intercompany payables are eliminated upon consolidation.

	For the Years Ended
	March 31, 2025	March 31, 2024	March 31, 2023
Revenue*	$307,279	$770,534	$708,503
Net Income (loss)	$50,614	$339,524	$119,846

*	Intercompany sales are eliminated upon consolidation.

	For the Years Ended
	March 31, 2025	March 31, 2024	March 31, 2023
Net cash (used in) provided by operating activities*	$(76,066)	$75,862	$(89,131)
Net cash used in investing activities	-	-	(5,437)
Effect of exchange (loss) gain on cash	(1,602)	(19,288)	(39,585)
Net (decrease) increase in cash	$(77,668)	$56,574	$(134,153)

*	Intercompany operating activities are eliminated upon consolidation.

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

Reclassifications

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of March 31, 2025 and 2024 or on the statements of operations for the years ended March 31, 2025, 2024 and 2023.

Cash and cash equivalent

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2025 and 2024, the Company had no cash equivalents. The Company maintains its cash with various financial institutions mainly in the mainland China and Hong Kong Special Administrative Region of PRC (the “Hong Kong”). Cash maintained in banks within the People’s Republic of China of less than RMB 0.5 million (equivalent to $64,267) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. Balances in banks in Hong Kong are insured by Hong Kong Deposit Board and subject to a certain limitation.

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

As of March 31, 2025 and 2024, the accounts receivables were $0.7 million and $1.0 million respectively. As of March 31, 2025 and 2024, no accounts receivables were due from customers accounting for 10% or more of total outstanding receivables nor 10% or more of total revenues.

The Company estimates the adequacy of reserves for doubtful accounts based on individual account analysis and historical collections. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2025 and 2024, the allowances for doubtful accounts were $599,322 and $443,163, respectively.

Accounts receivable aging consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Less than 12 months	$892,772	$1,272,371
More than 12 months	424,259	210,372
Less: allowance for doubtful accounts	(599,322)	(443,163)
Total accounts receivable, net	$717,709	$1,039,580

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

Impairment of long-lived assets

The Company assesses its long-lived assets such as property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Factors which may indicate potential impairment include a significant underperformance related to the historical or projected future operating results or a significant negative industry or economic trend. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair value. The Company did not record any impairment loss on its long-lived assets during the years ended March 31, 2025, 2024 and 2023.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The impairment loss for fiscal years 2025, 2024 and 2023 were nil, nil and $43,785, respectively.

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

Online education service

The online education services provided by the Company to its customers are an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription service period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately. Therefore, the Company’s contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. The Company typically satisfies its performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. Customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the active academic service period, which excludes school breaks. The subscription period for non-examination service is from few months to five years. Customer/student can access to the courses anytime during the subscription period. The online education services could also be separated to online education cloud services (“B2B2C”), which are provided through educational institutions to individual students, the study period depends on their universities and college usually from few months to five years, and online training services (“B2C”), which are provided to students directly, valid period for the B2C is 6 months. B2C services can be cancelled and is refundable no later than 24 hours after enrollment. B2B2C services cannot be cancelled and is not refundable after enrollment. Based on the Company’s historical experience, complete satisfaction of the performance obligation, and the Company’s best judgment, returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

As of March 31, 2025, the Company had approximately $0.96 million in remaining performance obligations that are unsatisfied or partially unsatisfied. The Company expects to recognize by December, 2027.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Technological development and operation service

Revenues from technological development service, including information technology system design and cloud platform development, are recognized when the system or platform are delivered and accepted by the customers. The entire process normally completed within a year. Upon delivery of services, project completion inspection and customer acceptance notice are required as proof of the completion of performance obligations, which is a confirmation of customer to its ability to direct the use of and obtain substantially all of the benefits from, the design and development service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

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

 As of March 31, 2025, the Company had approximately $37,374 in remaining performance obligations that are unsatisfied or partially unsatisfied. The Company expects to recognize by June, 2025.

The Company’s accounts receivable consists primarily of receivables related to providing online education services to enrolled students, and contract receivable associated with providing technological development and operation services to education institutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. Payment terms and conditions vary by contract types. For most of B2B2C contracts and technical development and operation service contracts, payment is due from customers within 30 days of the invoice date, and the contracts do not have significant financing components. The Company’s revenue is recognized when control of the promised services is rendered and the payment from customers is not contingent on a future event. For non-examination service and operation services, in which the customer simultaneously receives and consumes the benefits as the Company performs, revenue is recognized based on the passage of time. For examination service and technical development, revenue is recognized at a point in time, when control is transferred and the customer accepts the output. The Company generally invoices its customers at the time service are performed and revenue is not recognized prior to billing, therefore, the Company does not have any contract assets. The Company also does not have significant capitalized commissions or other costs as of March 31, 2025 and 2024.

The Company’s contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company’s unsatisfied performance obligations as of March 31, 2025 and 2024. This is primarily composed of revenue for online course tuition received in advance from B2C services and B2B2C services. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. Normally, B2C service provides service to students directly, they can choose the courses they need on our platform, the valid period for the B2C service is 6 months, and thus the deferred revenue for B2C service is recognized as revenue over 6 months. However, we have treated deferred revenue for B2B2C with a longer recognition period which will be recognized from few months to five years. Such variance in B2B2C recognition of deferred revenue is due to a student’s university and college degree length; this ranges from few months to five years, and online training services, which are provided to students directly, has period of six months.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of March 31, 2025 and 2024.

Value added tax (“VAT”)

Sales revenue derived from the invoiced online education service, and technological development and operation service is subject to VAT since 2014. Prior to that, the Company was subject to a fixed rate of business tax of 3%. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively. Distance Learning and Digital Information are both considered VAT general taxpayers since June 2015. Hunan Huafu became to a VAT general taxpayer since August 2018. Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Sichuan Huafu, Guangzhou Huafu, Gansu Huafu and Zhihui Xinyu are VAT small-scale taxpayers since the date of incorporation.

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

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations and credit risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2025 and 2024, $ 533,330 and $986,957 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (about $64,268). As of March 31, 2025 and 2024, $9,598,062 and $10,058,751 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Customer and supplier concentration risk

The Company’s revenues are derived from enrolled students or institutions that are located primarily in China. For the years ended March 31, 2025, 2024 and 2023, no customers accounted for over 10% of the Company’s total revenue.

As of March 31, 2025 and 2024, no customer accounted for 10% of the total outstanding accounts receivable balance.

For the years ended March 31, 2025, 2024 and 2023, no suppliers accounted for more than 10% of total purchases.

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

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Accounts receivable	$1,317,031	$1,482,743
Less: allowance for doubtful accounts	(599,322)	(443,163)
Total accounts receivable, net	$717,709	$1,039,580

Provisions for doubtful accounts were $128,929, $443,163 and $535,768 for the years ended March 31, 2025, 2024 and 2023, respectively.

NOTE 4 – LOANS TO THIRD PAIRTIES, NET

Loans to third parties consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Loans to third parties, current:
Beijing Chuangyouyi Education Technology Co., Ltd (a)	$52,512	$83,099
Beijing Dejinbao Mining Engineering Co., Ltd (b)	496,093	498,594
Individual Person (c)	27,561	27,700
Loans to third parties, noncurrent:
Beijing Dejinbao Mining Engineering Co., Ltd (b)	224,588	194,229
Less: allowance for doubtful accounts
Beijing Chuangyouyi Education Technology Co., Ltd (a)	(53,830)	(84,424)
Total loan to third parties, net	$746,924	$719,198

(a)	On December 25, 2017, Distance Learning loaned RMB 600,000 (USD 82,682 as of March 31, 2025) to Beijing Chuangyouyi Education Technology Co., Ltd (“Chuangyouyi”). The loan bears an interest rate of 6% and is not guaranteed. The maturity was December 24, 2018. Chuangyouyi repaid RMB 218,937 (USD 30,170 as of March 31, 2025) to the company during in September and December 2024. The remaining balance of RMB 381,063 (USD 52,512 as of March 31, 2025) upon maturity, the Company has fully accrued allowance for the balance.

(b)	On September 5, 2017, Distance Learning loaned RMB3,000,000 (USD 413,411 as of March 31, 2025) to Beijing Dejinbao Mining Engineering Co., Ltd (“Dejinbao”). The loan bears an interest rate of 6% and is not guaranteed. The original maturity was September 5, 2019, and was later extended to September 5, 2023. On September 27, 2018, Distance Learning loaned an additional RMB600,000 (USD 82,682 as of March 31, 2025) to Dejinbao. The loan bears an interest rate of 6% and is not guaranteed. The maturity of the loan is September 26, 2025.

(c)	On February 13, 2023, Distance Learning loaned RMB200,000 (USD 27,561 as of March 31, 2024) to a third part. The loan to an individual person is unsecured, non-interest bearing and due on demand.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Buildings	$458,948	$461,262
Electronic equipment	126,520	123,109
Office equipment and furniture	212,481	221,780
Motor vehicles	236,794	237,988
Software	-	347,150
Leasehold improvements	159,714	160,519
Subtotal	1,194,457	1,551,808
Less: accumulated depreciation and amortization	(782,721)	(1,058,691)
Property and equipment, net	$411,736	$493,117

Depreciation expense were $ 82,432, $124,031, $176,243 and for the years ended March 31, 2025, 2024 and 2023, respectively.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LONG-TERM INVESTMENTS

The Company’s investments in unconsolidated entities consisted of the following:

	As of	As of
	March 31,	March 31,
	2025	2024
Equity investments without readily determinable fair value:
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	$124,023	$124,649
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	137,804	138,498
Equity method investment:
Huafu IKE International Education Consultant (Beijing) Co., Ltd. (c)	137,804	138,498
Impairment of investments in unconsolidated entities
Beijing Tianyuebowen Science and Technology Co., Ltd. (a)	(124,023)	(124,649)
Zhongtai International Education Technology (Beijing) Co., Ltd. (b)	(137,804)	(138,498)
Total	$137,804	$138,498

(a)	On June 2, 2016, the Company invested RMB 0.9 million (approximately $0.12 million as of March 31, 2024) in exchange for 10% equity interest of Tianyuebowen through its related party, Beijing Haohua Haofu Investment Co., Ltd. (“Haohua Haofu”). Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred 10% ownership of Tianyuebowen to the Company subsequently. RMB 0.9 million was paid in full by the Company in June 2016. Due to the continual losses of Tianyuebowen, the company believes that the probability of recovering the investment in Tianyuebowen is low. Therefore the investment in Beijing Tianyuebowen is fully impaired in fiscal year 2023.

(b)	On August 15, 2016, the Company invested RMB 1.0 million (approximately $0.14 million as of March 31, 2025) in exchange for 15% equity interest of Zhongtai International Education Technology (Beijing) Co., Ltd. (“Zhongtai”) through Haohua Haofu. Haohua Haofu signed the investment agreement on behalf of Digital Information and transferred the 15% ownership of Zhongtai to the Company subsequently. RMB 1.0 million was paid in full by the Company in August 2016. Due to the continual losses of Zhongta, the company believes that the probability of recovering the investment in Zhongta is low. Therefore the investment in Zhongtai is fully impaired in fiscal year 2023.

(c)	On April 12, 2023, the Company signed an cooperate contract with Beijing IKE Kids education consultant Co., Ltd. invested RMB 1.0 million (approximately $0.14 million as of March 31, 2024) in exchange for 20% equity interest of the new established company Huafu IKE International Education Consultant (Beijing) Co., Ltd., the company accounted for it as an equity method investment in accordance with ASC 323, as the Company retained significant influence over Beijing IKE Kids education consultant Co., Ltd.

NOTE 7 – RELATED PARTIES BLALANCE

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2025	As of March 31, 2024
Loan to related parties(a)	$1,795,024	$1,778,524

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019, the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively. On April 1, 2022 and April 7, 2022, the company loaned $300,000 and $1,350,000 to Horwath Capital. The loan bears an interest rate of 1% and is not guaranteed. The maturity was September 30, 2025.

(ii) Due to related party:

	As of March 31, 2025	As of March 31, 2024
Due to shareholders	$478,278	$315,512

Due to related parties	$478,278	$315,512

(b)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

Hunan Huafu, Digital Information, Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Sichuan Huafu, Guangzhou Huafu Gansu Huafu and Zhihui Xinyu were registered in the PRC and they were approved by local government as small-scaled minimal profit enterprises. According to the Announcement of the Ministry of Finance and the State Administration of Taxation No. 6 of 2023, small-scaled minimal profit enterprises are subject to corporate income tax at a reduced rate of 5% since January 1, 2023 to December 31, 2027.

(i) The components of the income tax expense (benefit) are as follows:

	For the Years Ended March 31,
	2025	2024	2023
Current income tax provision	$100,095	$36,392	$160,439
Deferred income tax provision (benefit)	9	94,498	270,090)
Total	$100,104	$130,890	$430,529

(ii) The following table summarizes deferred tax assets resulting from differences between the financial reporting basis and tax basis of assets and liabilities:

	As of March 31, 2025	As of March 31, 2024
Allowance for doubtful accounts	$76,836	$66,511
Deferred revenue	184,875	196,097
Net operating loss carry-forwards	748	1,177
Total deferred tax asset	262,459	263,785
Valuation allowance	(1,208)	(1,208)
Deferred tax assets, net	$261,251	$262,577

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

(iii) The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2025, 2024 and 2023:

	For the Years Ended
	March 31, 2025	March 31, 2024	March 31, 2023
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact (a)	(10.3)%	(5.3)%	(7.7)%
Permanent difference	-%	-%	0.3%
Change in valuation allowance	2.5%	2.0%	1.2%
Effective tax rate	17.2%	21.7%	18.8%

(a)	Distance Learning and Huaxia Muke are subject to a favorable tax rate of 15%; Hunan Huafu, Digital Information, Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Sichuan Huafu ,Guangzhou Huafu Gansu Huafu and Zhihui Xinyu are subject to a favorable tax rate of 5%.

Taxes payable

Taxes payable consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Income tax payable	$992,973	$953,222
Value added tax payable	13,950	10,046
Other taxes payable	6,427	6,327
Total	$1,013,350	$969,595

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

The components of lease expense were as follows:

	March 31, 2025	March 31, 2024
Operating lease cost	$245,886	$226,489

Weighted Average Remaining Lease Term (Months)
Operating leases	12	17

Weighted Average Discount Rate
Operating leases	4.43%	4.75%

Operating leases Right-of-use assets	$140,556	$341,895
Operating Lease liabilities	$132,250	$333,258

Maturities of lease liabilities were as follows:

Twelve months ending March 31,
2026	$119,861
2027	14,588
2028	-
Total Lease Payments	134,449
Less Imputed Interest	2,199
Total	$132,250

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

On January 21, 2025, Wah Fu Education Group Ltd. (the “Company”) amended and restated its memorandum and articles of association, including

●	Creation of a new class of Class A shares with each Class A share being entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company. Any Class A Shares which are fully paid may be converted into ordinary shares on a one-for-one basis at the option of the holder of such Class A Shares upon giving five days’ notice by such holder to the Company.

●	The maximum number of shares that the Company is authorized to issue was increased from 30,000,000 ordinary shares of US$0.01 par value each to 600,000,000 shares divided into 500,000,000 ordinary shares with a par value of US$0.01 each and 100,000,000 Class A shares with a par value of US$0.01 each.

●	The redemption of 1,488,000 ordinary shares held by HFGFR Inc. and reissue of 1,488,000 Class A Shares to HFGFR Inc. were approved.

As of March 31, 2025, 4,410,559 of our shares were outstanding, consisting of 2,922,559 ordinary shares and 1,488,000 Class A shares. All outstanding Class A shares are held by our Chairman of the Board and Executive Director, Mr. Yang Yu, through HFGFR INC

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2025 and 2024, the balances of statutory reserves were $867,530.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has two operating segments: online education services, and technological development and operation service. Our online education service consists of two types of online services: Online Education Cloud Service (“B2B2C”) and Online Training Service (“B2C”).

The following tables present summary information by segment for the years ended March 31, 2025, 2024 and 2023, respectively:

	For the Year Ended
	March 31, 2025	March 31, 2024	March 31, 2023
Revenue from Online Education Service
Revenue from B2B2C Service	$5,663,747	$6,875,040	$10,358,996
Revenue from B2C Service	20,342	137,412	149,877
Revenue from Technological Development and Operation Service	502,556	210,768	183,740
Total	$6,186,645	$7,223,220	$10,692,613

All the Company’s revenue was generated from its business operation in China.

	For the Year Ended March 31, 2025
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$5,684,089	$502,556	$6,186,645
Cost of revenue and related tax	3,492,409	117,341	3,609,750
Gross profit	$2,191,680	$385,215	$2,576,895
Selling expense	783,313	69,256	852,569
Depreciation and amortization	$82,175	$7,266	$89,441
Total capital expenditures	$9,993	$883	$10,876

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SEGMENT REPORTING (CONTINUED)

	For the Year Ended March 31, 2024
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$7,012,452	$210,768	$7,223,220
Cost of revenue and related tax	4,148,694	83,559	4,232,253
Gross profit	$2,863,758	$127,209	$2,990,967
Selling expense	1,035,525	31,124	1,066,649
Depreciation and amortization	$169,574	$5,097	$174,671
Total capital expenditures	$95,020	$-	$95,020

	For the Year Ended March 31, 2023
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$10,508,873	$183,740	$10,692,613
Cost of revenue and related tax	4,904,801	100,909	5,005,710
Gross profit	$5,604,072	$82,831	$5,686,903
Selling expense	1,109,743	19,403	1,129,146
Depreciation and amortization	$173,214	$3,029	$176,243
Total capital expenditures	$37,237	$-	$37,237

	As of March 31, 2025	As of March 31, 2024
Total assets:
Online Education Service	$14,193,359	$15,706,920
Technological Development and Operation Service	1,254,899	449,503
Total Assets	$15,448,258	$16,156,423

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 31, 2025, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of March 31, 2025 have been incorporated into these financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”