Form 20-F
period 2026-03-31
Wah Fu Education Group Ltd
filed 2026-07-30
CIK 1716770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2026 was: 2,922,559 ordinary shares and 1,488,000 Class A shares, par value $0.01 per share.

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

☐ Yes ☒ No

WAH FU EDUCATION GROUP LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “Wah Fu” refers to Wah Fu Education Group Limited, a company organized in the British Virgin Islands (“BVI”); “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to Wah Fu Education Group Limited and/or its consolidated subsidiaries, other than the variable interest entity, Beijing Huaxia Dadi Digital Information Technology Co., a PRC company, and “VIE” refers respectively to the variable interest entity and its subsidiaries, Beijing Huaxia Dadi Digital Information Technology Co., Ltd. and its subsidiaries, such as Huafu Wanrun (Guangzhou) Education Technology, Sichuan Huafu Gengyun Education Technology Co., Ltd., and Hunan Huafu Haihui Learning Technology Co., Ltd. Wah Fu conducts its operations in China primarily through its wholly foreign owned enterprises (“WFOEs”) and their directly owned subsidiaries, and through contractual arrangements with the VIE in China. As a result, Wah Fu does not conduct any business on its own. The financial results of the VIE and its subsidiaries are consolidated into our financial statements for accounting purposes, but we do not hold any equity interest in the VIE or any of its subsidiaries. Investors are purchasing an interest in Wah Fu, the British Virgin Islands holding company.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2026, the cash buying rate announced by the People’s Bank of China was RMB6.9194 to $1.00.

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

In addition, as Wah Fu conducts substantially all of its operations in China through its WFOEs in China, it is subject to legal and operational risks associated with having substantially all of its operations in China, which risks could result in a material change in Wah Fu’s operations and/or the value of the securities Wah Fu has registered for sale or could significantly limit or completely hinder Wah Fu’s ability to offer or continue to offer Wah Fu’s securities to investors and cause the value of Wah Fu’s securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As of the date of this report, as advised by our PRC legal counsel, Beijing Haotai Law Firm (“Haotai”), we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Further, as of the date of this report, as advised by Haotai, the Company is not required to obtain approval from the China Securities Regulatory Commission (the “CSRC”) for the continued trading of its securities on Nasdaq. The Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which became effective on March 31, 2023, require PRC domestic companies to complete filings with the CSRC for certain direct and indirect overseas securities offerings and listings. The Company will assess and comply with any applicable CSRC filing requirement in connection with any future offering or listing activity. As of the date of this report, neither the Company, its subsidiaries, the VIE nor its subsidiaries have received any inquiry, notice, warning or sanction from the CSRC regarding a failure to complete a required filing. The interpretation and implementation of the Trial Measures and other PRC rules may continue to evolve, and such rules could affect the WFOEs’ or the VIE’s daily operations, ability to accept foreign investment or ability to conduct future offerings. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, the WFOEs, the VIE or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., BVI or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect Wah Fu’s business and results of operations. See “Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in China” beginning for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of Wah Fu’s securities.

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

Our cash primarily consists of cash on hand and cash in banks in the PRC and Hong Kong, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2026 and March 31, 2025, we had approximately $9.0 million and $10.1 million of cash in banks, respectively, and had no outstanding bank loans or third-party loans due. Funds are transferred between our WFOEs, including Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”) and Shanghai Xin Fu Network Technology Co., Ltd (“Shanghai Xin Fu”), WFOEs’ subsidiaries, and the VIE for their daily operation purposes.

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

Beijing Digital Information holds our Internet Content Provider (“ICP”) license necessary to operate our online platform in China, our domain names, including www.edu-edu.com, our registered trademarks in China and our registered software copyrights that are essential to the Company’s online operation in the PRC. For the years ended March 31, 2026 and 2025, 7.5% and 15.0% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiaries, Beijing Distance Learning and Shanghai Xinfu Network Technology, for fiscal years ending March 31, 2026 and 2025 and since the VIE Agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that we will receive dividends in the near future.

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

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended March 31, 2026, 2025, and 2024, and selected balance sheet information as of March 31, 2026, 2025 showing financial information for the parent company Wah Fu Education Group Limited, the WFOEs (as defined below) and WFOEs’ subsidiaries (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (in dollars). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 5.

For the purposes of this section:

●	“parent” refers to Wah Fu Education Group Limited;

●	“WFOEs” refers to Beijing Distance Learning and Shanghai Network Technology, each a wholly foreign-owned enterprise of the Company in China;

●	“VIE and its subsidiaries” refer to Beijing Huaxia Dadi Digital Information Technology Co., Ltd (“Digital Information”) and its subsidiaries, which are collectively controlled through contractual arrangements by Beijing Distance Learning.

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2026

	Parent	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated
Cash	$52,809	8,676,872	294,608	-	9,024,289
Intercompany receivable	-	2,960,704	-	(2,960,704)	-
Total Current Assets	1,873,402	13,490,374	318,813	(2,960,704)	12,721,885
Total Non-current Assets	298,014	1,409,305	16,625	-	1,723,944
Intercompany payable	254,623	-	2,706,081	(2,960,704)	-
Total Liabilities	585,373	2,352,029	3,182,970	(2,960,704)	3,159,668
Total Shareholders’ Equity	1,586,042	12,547,651	(2,847,532)	-	11,286,161

As of March 31, 2025

				Elimination
		WOFE and	VIE and	Entries and
		WOFE’s	VIE’s	Reclassification
	Parent	Subsidiary	Subsidiary	Entries	Consolidated
Cash	$533,330	9,235,625	362,437	-	10,131,392
Intercompany receivable	-	2,826,942	-	(2,826,942)	-
Total Current Assets	2,328,354	14,353,401	373,282	(2,826,942)	14,228,095
Total Non-current Assets	298,014	919,154	2,995	-	1,220,163
Intercompany payable	254,623	-	2,572,319	(2,826,942)	-
Total Liabilities	657,662	3,054,508	2,793,476	(2,826,942)	3,678,705
Total Shareholders’ Equity	1,968,705	12,218,046	(2,417,198)	-	11,769,553

*	Intercompany receivable from VIE and intercompany payable to WFOE represented a loan to VIE for working capital purpose.

Condensed Consolidated Statements of Operations Data

For the year ended March 31, 2026

	For the year ended March 31, 2026
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	$5,893,757	$460,517	$-	$6,354,274
Intercompany revenue	-	-	271,885	(271,885)	-
Cost of revenue and related tax	-	4,275,653	230,521	-	4,506,174
Cost from intercompany	-	271,885	-	(271,885)	-
Gross Profit	-	1,618,104	229,996	-	1,848,100
Total operating expenses	397,980	1,779,232	526,682	-	2,703,894
Operating Income (expense)	(397,980)	(161,128)	(296,686)	-	(855,794)
Net Income(expense)	(382,663)	(251,284)	(295,970)	-	(929,917)

For the year ended March 31, 2025

	For the year ended March 31, 2025
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	5,879,366	307,279	-	6,186,645
Intercompany revenue	-	-	252,169	(252,169)	-
Cost of revenue and related tax	-	3,510,825	98,925	-	3,609,750
Cost from intercompany	-	252,169	-	(252,169)	-
Gross Profit	-	2,368,541	208,354	-	2,576,895
Total operating expenses	583,457	2,228,083	157,817	-	2,969,357
Operating Income (expense)	(583,457)	140,458	50,537	-	(392,462)
Net Income(expense)	(565,963)	142,501	50,614	-	(372,848)

For the year ended March 31, 2024

	For the year ended March 31, 2024
	Parent Only	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Eliminating adjustments	Consolidated Totals
Revenue	$-	6,452,686	770,534	-	7,223,220
Intercompany revenue	-	-	337,686	(337,686)	-
Cost of revenue and related tax	-	4,017,459	214,794	-	4,232,253
Cost from intercompany	-	337,686	-	(337,686)	-
Gross Profit	-	2,435,227	555,740	-	2,990,967
Total operating expenses	473,479	2,540,077	217,933	-	3,231,489
Operating Income (expense)	(473,479)	(104,850)	337,807	-	(240,522)
Net Income(expense)	(454,706)	(261,678)	339,524	-	(376,860)

Selected Condensed Consolidation Schedule of Cash Flows

For the year ended March 31, 2026

	For the year ended March 31, 2026
	Parent	WOFE and WOFE’s	VIE and VIE’s	Eliminating
	Only	Subsidiary	Subsidiary	adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(382,663)	$(251,284)	$(295,970)	$-	$(929,917)
Intercompany receive	-	-	288,198	(288,198)	-
Intercompany payment	-	(288,198)	-	288,198	-
Net cash provided by (used in) operating activities	(480,521)	(841,868)	(69,189)	-	(1,391,577)
Net cash provided by (used in) investing activities	-	(7,554)	(15,078)	-	(22,632)
Net cash provided (used in) financing activities	-	(124,897)	-	-	(124,897)
Intercompany receive
Intercompany payment	-	-	-	-	-
Effect of exchange rate fluctuation on cash	-	430,954	16,437	-	432,003

For the year ended March 31, 2025

	For the year ended March 31, 2025
	Parent	WOFE and WOFE’s	VIE and VIE’s	Eliminating
	Only	Subsidiary	Subsidiary	adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(493,674)	$113,812	$7,014	$-	$(372,848)
Intercompany receive	-	138,575	267,299	(405,874)	-
Intercompany payment	-	(267,299)	(138,575)	405,874	-
Net cash provided by (used in) operating activities	(468,507)	(421,018)	(76,066)	-	(965,592)
Net cash provided by (used in) investing activities	-	(10,627)	-	-	(10,627)
Net cash provided (used in) financing activities	14,880	48,144	-	-	63,024
Intercompany receive	-	-	-	-	-
Intercompany payment	-	-	-	-	-
Effect of exchange rate fluctuation on cash	-	481	(1,602)	-	(1,121)

For the year ended March 31, 2024

	For the year ended March 31, 2024
	Parent	WOFE and WOFE’s	VIE and VIE’s	Eliminating
	Only	Subsidiary	Subsidiary	adjustments	Consolidated
OPERATING ACTIVITIES
Net income (Loss)	$(454,706)	$30,473	$47,373	$-	$(376,860)
Intercompany receive	-	279,053	357,947	(637,000)	-
Intercompany payment	-	(357,947)	(279,053)	637,000	-
Net cash provided by (used in) operating activities	(524,251)	(318,921)	75,862	-	(767,310)
Net cash provided by (used in) investing activities	-	(231,440)	-	-	(231,440)
Net cash provided (used in) financing activities	-	-	-	-	-
Intercompany receive
Intercompany payment	-	-	-	-	-
Effect of exchange rate fluctuation on cash	-	(503,717)	(19,288)	-	(523,005)

The following tables set forth the assets, liabilities, results of operations and changes in cash of the VIE, Digital Information, which were included in the Company’s consolidated balance sheets, statements of operations and comprehensive loss and cash flows:

	As of March 31, 2026	As of March 31, 2025
Current assets	$318,813	$373,282
Non-current assets	16,625	2,995
Total assets	335,438	376,277
Current liabilities	476,889	221,156
Intercompany payables*	2,706,081	2,572,319
Total liabilities	3,182,970	2,793,475
Net assets	$(2,847,532)	$(2,417,198)

*	Intercompany payables are eliminated upon consolidation.

	For the Years Ended
	March 31, 2026	March 31, 2025	March 31, 2024
Revenue*	$460,517	$307,279	$770,534
Net Income (loss)	$(295,970)	$50,614	$339,524

*	Intercompany sales are eliminated upon consolidation.

	For the Years Ended
	March 31, 2026	March 31, 2025	March 31, 2024
Net cash (used in) provided by operating activities*	$(69,189)	$(76,066)	$75,862)
Net cash used in investing activities	(15,078)	-	-
Effect of exchange (loss) gain on cash	16,437	(1,602)	(19,288)
Net (decrease) increase in cash	$(67,830)	$(77,668)	$56,574

*	Intercompany operating activities are eliminated upon consolidation.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $1,234,321, $1,234,321, and $1,253,299 as of March 31, 2026, 2025 and 2024, respectively.

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

Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between our WFOEs, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Shanghai Xin Fu Network Technology Co., Ltd., and the VIE, Beijing Huaxia Dadi Digital Information Technology Co. and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between the VIE and the WFOEs.

	Fiscal Years Ended March 31,
	2026	2025	2024
Cash transferred to VIE from WOFE	$-	$-	$-

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

Company	License/Permission	Issuing Authority	Validity
Shanghai Xin Fu Network Technology Co., Ltd	Business License	Market Supervision Bureau of Shanghai Pilot Free Trade Zone	July 20, 2015 - July 19, 2045
Shanghai Xia Shu Network Technology Co., Ltd	Business License	Market Supervision Bureau of Shanghai Chongming District	April 29, 2016 - Long-term
Beijing Huaxia Dadi Distance Learning Services Co., Ltd.	Business License	Market Supervision Bureau of Beijing Economic and Technological Development Zone	December 23, 1999 - December 22, 2039
Huaxia MOOC(Hubei)Network Technology Co., Ltd	Business License	Market Supervision Bureau of Wuhan Donghu New Technology Development Zone	March 15, 2017 - March 15, 2047
Nanjing Suyun Education Technology Co., Ltd.	Business License	Administrative Approval Bureau of Nanjing Gulou District	March 8, 2017 - Long-term
Guizhou Huafu Qianyun Network Technology Co., Ltd.	Business License	Market Supervision Bureau of Guiyang Nanming District	April 25, 2017 - Long-term
Fuzhou Huafu Mingjiao Technology Co., Ltd.	Business License	Market Supervision Bureau of Fuzhou Gulou District	May 21, 2018 - May 20, 2068
Beijing Huaxia Dadi Digital Information Technology Co., Ltd.	Business License	Market Supervision Bureau of Beijing Economic and Technological Development Zone	September 14, 2000 - Long-term
Beijing Huaxia Dadi Digital Information Technology Co., Ltd.	ICP License (Beijing ICP No. 000110)	Beijing Communications Administration	November 14, 2025 - November 14, 2030
Huafu Wanrun (Guangzhou) Education Technology Co., Ltd	Business License	Market Supervision Bureau of Guangzhou Yuexiu District	October 21, 2019 - Long-term
Sichuan Huafu Gengyun Education Technology Co., Ltd	Business License	Market Supervision Bureau of Chengdu Chenghau District	November 8, 2019 - Long-term
Hunan Huafu Haihui Learning Technology Co., Ltd.	Business License	Market Supervision Bureau of Changsha Tianxin District	June 15, 2015 - June 14, 2065
Gansu Huafu Chuangxing Technology Co., Ltd	Business License	Market Supervision Bureau of Lanzhou Chengguan District	April 9, 2024 - December 31, 2099
Beijing Zhihui Xinyu Technology Co., Ltd.	Business License	Market Supervision Bureau of Beijing Haidian District	July 23, 2024 - Long-term
Hangzhou Huafu Qizhen Digital Intelligence Technology Co., Ltd.	Business License	Market Supervision Bureau of Hangzhou Yuhang District	February 14, 2026 - Long-term

As of the date of this report, as advised by Haotai, we are not required to obtain CSRC approval for the continued trading of our securities on Nasdaq. The Trial Measures require CSRC filings for certain future overseas securities offerings and listings by PRC domestic companies, including certain indirect offerings and listings. We will assess and comply with any applicable CSRC filing requirement in connection with any future offering or listing. Based on our current operations, neither we nor our PRC subsidiaries or the VIE and its subsidiaries are required to obtain approval from the CAC for the continued trading of our securities on Nasdaq. While the businesses of our subsidiaries in the PRC are subject to cybersecurity review with the CAC, as advised by Haotai, we do not believe we are required to conduct a cybersecurity review because (i) we do not possess a large amount of personal information on more than one million users in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, our operations could be adversely affected, directly or indirectly, by future laws and regulations relating to our business or industry, if we inadvertently conclude that such approvals or permissions are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approvals or permissions in the future. We may be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which could adversely affect the ability of the Company’s securities to continue to trade on Nasdaq, which may cause the value of our securities to significantly decline or become worthless.

Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3.D. Risk Factors—Risks Related to Our Business—Risks Related to Doing Business in China”

There may be further prominent risks associated with Wah Fu’s operations in the PRC. For example, as a U.S.-listed public company with business revenue derived primarily from our operations in the PRC, we may face heightened scrutiny, criticism and negative publicity, which could result in a material change in our operations and the value of our ordinary shares. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and we may face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in the PRC and the profitability of such business. Therefore, these risks associated with having our operations in the PRC could likely cause the value of our securities to significantly decline or be worthless. Furthermore, these risks would likely result in a material change in our business operations or a complete hindrance of our ability to offer or continue to offer our securities to investors. In addition, changes in Chinese internal regulatory mandates, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), the Anti-Monopoly Law, the Cybersecurity Law and the Data Security Law, may target the Company’s corporate structure and impact our and our subsidiaries’ ability to conduct business in Hong Kong and in Shenzhen, accept foreign investments, or list on a U.S. or other foreign exchange.

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

For a detailed description of the risks facing the Company and the risks associated with having our operations in China, please refer to “Item 3.D. Risk Factors - Risks Related to Doing Business in China.”

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive income (loss) data for the fiscal years ended March 31, 2026, 2025 and 2024 and the consolidated balance sheets data as of March 31, 2026, 2025, and 2024 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Income (Loss) Data:

	For the Years Ended March 31,
	2026	2025	2024
Revenues	$6,354,274	$6,186,645	$7,223,220
Gross profit	$1,848,100	$2,576,895	$2,990,967
Operating expenses	$2,703,894	$2,969,357	$3,231,489
Loss from operations	$(855,794)	$(392,462)	$(240,522)
Provision for Income taxes	$121,025	$100,104	$130,890
Net loss	$(929,917)	$(372,848)	$(376,860)

Selected Consolidated Balance Sheets Data:

	As of March 31,
	2026	2025	2024
Current assets	$12,721,885	$14,228,095	$14,672,805
Total assets	$14,445,829	$15,448,258	$16,156,423
Current liabilities	$3,086,687	$3,664,166	$3,924,212
Total liabilities	$3,159,668	$3,678,705	$3,997,187
Total shareholders’ equity (net assets)	$11,286,161	$11,769,553	$12,159,236

Selected Consolidated Statements of Cash Flows Data:

	For the Years Ended March 31,
	2026	2025	2024
Net cash used in operating activities	$(1,391,577)	$(965,592)	$(767,310)
Net cash used in investing activities	$(22,632)	$(10,627)	$(231,440)
Net cash used in financing activities	$(124,897)	$63,024	$-
Effect of exchange rate changes on cash	$432,003	$(1,121)	$(523,005)
Net decrease in cash	$(1,107,103)	$(914,316)	$(1,521,755)
Cash, beginning of the year	$10,131,392	$11,045,708	$12,567,463
Cash, end of the year	$9,024,289	$10,131,392	$11,045,708

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

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	If we are not able to continue to attract students to purchase our course packages and to increase the spending of our students on our platforms, our business and prospects will be materially and adversely affected.

●	We may not be able to improve the content of our existing courses, develop new courses or services in a timely or cost-effective manner.

●	Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

●	If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

●	If we are not able to continue to engage and retain qualified teachers, we may not be able to maintain consistent teaching quality on our platforms, and our business, financial condition and operating results may be materially and adversely affected.

●	Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

●	If our students’ level of performance deteriorates or satisfaction with our services declines, the students may decide to withdraw from our courses and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and operating results.

●	Our new courses and services may compete with our existing courses and services.

●	If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

●	We may not be able to adopt new technologies important to our business.

●	Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

●	Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their performance in specific courses, a change in requirements or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

●	Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.

●	We may encounter disputes from time to time relating to our use of intellectual property of third parties.

●	Failure to protect confidential information of our teachers, students and other customers against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

●	Our employees may engage in misconduct or other improper activities or misuse our platforms, which could harm our reputation.

●	Allegations, harassment or other detrimental conduct by third parties, as well as the public dissemination of negative, inaccurate or misleading information about us, could harm our reputation and adversely affect the price of our ordinary shares.

●	The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

●	If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

●	Our results of operations are subject to seasonal fluctuations.

●	We have limited insurance coverage for our operations in China, which could expose us to significant costs and business disruption.

●	Any significant interruption in the operations of our customer hotline could adversely affect our ability to respond to potential customers’ inquiries and other service requests in a timely manner.

There are certain risks related to our corporate structure which include, but are not limited to, the following:

●	If the PRC government finds that the contractual arrangements that establish the structure for holding our Internet Content Provider (“ICP”) license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with Beijing Digital Information and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	Any failure by Beijing Digital Information or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

●	The shareholders of Beijing Digital Information may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	If Beijing Digital Information becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ordinary shares.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our common stock could decline in value or become worthless.

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business.

●	New legislation or changes in the PRC laws or policies regarding self-taught education may affect our business operations and prospects.

●	Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and security. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

●	Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

●	The operation of Beijing Digital Information may be deemed by relevant PRC government authority to be beyond its authorized business scope. If the relevant PRC government authorities take actions against Beijing Digital Information, our business and operations could be materially and adversely affected.

●	We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

●	We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

●	PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of the IPO to make loans to our PRC subsidiary and PRC consolidated VIE or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

●	Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

●	Governmental control of currency conversion may affect the value of your investment.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. The Consolidated Appropriations Act 2023 contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

●	Any policy or legal changes to the self-taught education system in China may significantly affect our results of operations.

Risks Related to Our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to ordinary shares, including, but not limited to, the following:

●	Our dual-class share structure, concentrates voting power in our Chairman of the Board of Directors and Chief Executive Officer, may limit shareholder influence on our Company.

●	The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.

●	Because we are incorporated under the laws of the British Virgin Islands, we may be required to comply with increased reporting requirements.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

●	The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

●	Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law. Judgments obtained against us by our shareholders may not be enforceable.

●	We have broad discretion in the use of our cash, including the net proceeds from our IPO, and might not use them effectively.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

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

Historically, our core business centered on the exam preparation courses offered through our platforms. We have since expanded our course offerings to target students that not only need to take self-taught higher education exams but who desire to educate themselves in other fields of study, as well as a broader range of situation-based education and test preparation targeting a wide range of student demographics. We constantly update and improve the content of our existing courses and develop new courses or services to meet changing market demands. Revisions to our existing courses and our newly developed courses or services may not be well received by existing or prospective students. If we cannot respond effectively to changes in market demands, our business may be adversely affected. Even if we are able to develop new courses or services that are well received, we may not be able to introduce them in a timely or cost-effective manner. If we do not respond adequately to changes in market demands, our ability to attract and retain students may be impaired and our financial results could suffer.

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

We incurred selling and marketing expenses of $1,033,079, $852,569 and $1,066,649 for the years ended March 31, 2026, 2025 and 2024, respectively. As we continue to increase our marketing efforts for our services by establishing office in more provinces, we expect our selling and marketing expenses to increase for the next three years.

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

Our net accounts receivable balance was approximately $0.9 million and $0.7 million as of March 31, 2026 and 2025, respectively. As of March 31, 2026, one customer accounted for more than 10% of total outstanding accounts receivable, while no customer accounted for 10% or more of total revenue; as of March 31, 2025, no customer accounted for 10% or more of total outstanding accounts receivable or total revenue. Gross accounts receivable aged less than 12 months was $966,744 and $892,772, and gross accounts receivable aged more than 12 months was $697,799 and $424,259 as of March 31, 2026 and 2025, respectively. The allowances for doubtful accounts were $763,247 and $599,322 as of March 31, 2026 and 2025, respectively.

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

We had a loss of $929,917, $372,848 and $376,860 for the year ended March 31, 2026, 2025 and 2024. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The private education market in China is still at the development stage, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions, global pandemics, and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as comparisons of our semi-annual and annual operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

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

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Yu Yang and Cuntao Hou. We also rely on the experience and services from other senior management. If such individuals cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior managers were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose students, teachers, and other key professionals and staff members. Our senior management has entered into employment agreements with us, including confidentiality and non-competition clauses. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for foreign investment in industries specified as restricted or prohibited in the negative list. The Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Edition), which became effective on November 1, 2024 and replaced the 2021 edition, sets forth the industries in which foreign investment is restricted or prohibited. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over the consolidated VIE through contractual arrangements is deemed as foreign investment in the future, and any business of the consolidated VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our common stock could decline in value or become worthless.

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

The internet industry in China is highly regulated by the PRC government. See “Regulations—Regulations Relating to Value-Added Telecommunications Services.” We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business currently carried out, and we may be required to obtained additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. We currently, through our PRC variable interest entity, Beijing Digital Information, hold an ICP license for our website, which is valid from November 14, 2025 to November 14, 2030 and is subject to annual review. Beijing Digital Information, however, may be required to obtain additional licenses or expand the authorized business scope covered under the licenses it currently holds. For example, the contents we use on our websites or mobile apps, including the course materials and video-audio contents we licensed from third parties, may be deemed “Internet cultural products”, and our use of those contents may be regarded as “Internet cultural activities”, thus we may be required to obtain an Internet Culture Business Operating License for provision of those contents through our online platforms as currently there is no further official or publicly-available interpretation of those definitions. Also, we may be required to obtain a Publication Business Operating License for distribution of course books or other course materials, including electronical version, to our enrolled students. In addition, our providing content through our online platform may be regarded as “online publishing” and may thus subject us to the requirement of obtaining an Online Publishing License. If Beijing Digital Information fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $975,014, $975,014 and $975,014 as of March 31, 2026, 2025 and 2024, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

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

In January 2025, we adopted a dual-class share structure consisting of Class A Shares and Ordinary Shares. Each Class A Share entitles the holder to fifteen (15) votes per share, while each Ordinary Share entitles the holder to one (1) vote per share. In connection with this restructuring, we redeemed 1,488,000 Ordinary Shares held by our Chairman of the Board of Directors and Chief Executive Officer, Mr. Yang Yu, and issued to him 1,488,000 Class A Shares. As a result, Mr. Yu holds all of our outstanding Class A Shares and, together with his holdings of Ordinary Shares, beneficially owns approximately 39.27% of our total outstanding share capital and controls approximately 89.39% of the total voting power. This concentration of voting power may prevent or discourage potential transactions that could benefit our other shareholders, including transactions involving a change of control. It may also reduce the ability of public shareholders to influence important corporate decisions, such as the election of directors or the approval of significant corporate transactions.

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

A non-United States corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of our consolidated VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets (taking into account goodwill, other unbooked intangibles, and the proceeds from the IPO) and the value of our ordinary shares, we have not made a definitive determination as to whether we were a PFIC for the taxable year ended March 31, 2026 or whether we will be a PFIC for the current or any future taxable year.

We have not made a definitive determination as to whether we were a PFIC for the taxable year ended March 31, 2026. PFIC status is an annual factual determination that depends, in part, upon the composition and value of our income and assets, including our goodwill and other unbooked intangibles. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

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

●

Shanghai Xia Shu Network Technology Co., Ltd.: Shanghai Xin Fu wholly owns this subsidiary, which formed under the laws of PRC in April 2016 to enter into agreements relating to the platform in Shanghai for tax reasons.

●	Huaxia MOOC(Hubei) Network Technology Co., Ltd.: a company formed under the laws of PRC in March 2017 to provide exam preparation services in Hubei. Beijing Distance Learning currently owns 71% of the equity interest of this entity. Cuntao Hou, our Vice President of Sales, currently owns 4% of the equity interest in this entity. The rest of its equity interest is owned by third-party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Nanjing Suyun Education Technology Co., Ltd.: a company formed under the laws of PRC in March 2017 to provide exam preparation services in Jiangsu. Beijing Distance Learning currently owns 70% of the equity interest of this entity. The rest of its equity interest is owned by third-party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Guizhou Huafu Qianyun Network Technology Co., Ltd.: a company formed under the laws of PRC in April 2017 to provide exam preparation services in Guizhou. Beijing Distance Learning currently owns 51% of the equity interest of this entity. The rest of its equity interest is owned by third-party individuals and entities that are not affiliated with us or any of our officers and directors.

●	Fuzhou Huafu Mingjiao Technology Co., Ltd.: a company formed under the laws of PRC in May 2018 to provide exam preparation services in Fujian. Beijing Distance Learning currently owns 65% of the equity interest of this entity. The rest of its equity interest is owned by third-party individuals that are not affiliated with us or any of our officers and directors.

●	Huafu Wanrun (Guangzhou) Education Technology Co., Ltd.: a company formed under the laws of PRC in October 2019 to provide online education services. Beijing Digital Information owns 60% of the equity interest of this entity. The rest of its equity interest is owned by two individuals that are not affiliated with us or any of our officers and director.

●	Sichuan Huafu Gengyun Education Technology Co., Ltd.: a company formed under the laws of PRC in November 2019 to provide online education services. Beijing Digital Information owns 60% equity interest of Sichuan Huafu, in December 2021, Beijing Digital Information was entrusted another 10% equity interest form an individual shareholder, after the Digital Information owned 70% equity interest of Sichuan Huafu. In February 2025, Beijing Digital Information was entrusted another 30% equity interest form an individual shareholder, after the Digital Information owned 100% equity interest of Sichuan Huafu.

●	Hunan Huafu Haihui Learning Technology Co., Ltd.: our subsidiary formed under the laws of PRC in June 2015. Beijing Digital Information owns 75% of the equity interests of this entity. Its primary business purpose is to provide technology services in Hunan relating to online platforms for the preparation of various examinations.

●	On April 9, 2024, Gansu Huafu Chuangxing Technology Co.,Ltd (“Gansu Huafu”), was established in Gansu Province, China. Distance Learning owns 60% equity interest of Gansu Huafu, and the other 40% equity interest is owned by an individual shareholder.

●	On July 23, 2024, Beijing Zhihui Xinyu Technology Co., Ltd. (“Zhihui Xinyu”), was established in Beijing, China. Distance Learning owns 100% equity interest of Zhihui Xinyu.

●	On February 14, 2026, Hangzhou Huafu Qizhen Digital Intelligence Technology Co., Ltd. (“Hangzzhou Huafu”), was established in Zhejiang Province, China. Distance Learning owns 80% equity interest of Hangzhou Huafu, the other 20% equity interest is owned by two individual shareholders.

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

We do not own equity interests in Beijing Digital Information. However, as a result of these contractual arrangements, we are the primary beneficiary of Beijing Digital Information and treat it as our consolidated VIE under U.S. GAAP. We depend upon dividends and other distributions paid to us by our PRC subsidiaries, primarily Beijing Distance Learning. Beijing Distance Learning partially relies on service fees paid by our variable interest entity Beijing Digital Information. For the years ended March 31, 2026, 2025 and 2024, 7.2%, 15.0% and 10.7% of our consolidated revenue was derived from Beijing Digital Information. Our affiliated variable interest entity, Beijing Digital Information, did not pay any fee to our PRC subsidiary, Beijing Distance Learning, for fiscal years ending March 31, 2026, 2025 and 2024 since the VIE agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years and expect that we will receive dividends in the near future.

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

See “Risk Factors – Risks Related to Our Ordinary Shares – Our dual-class share structure concentrates voting power in our Chairman of the Board of Directors and Chief Executive Officer, limiting shareholder influence on our Company” and “Risk Factors – Risks Related to Our Ordinary Shares – Insider sales of ordinary shares may adversely affect the trading price of our shares.”

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

Online Education Cloud Service (“B2B2C”)

We provide online education platforms to institutions, such as universities and training institutions, and online course development service companies. Our teachers are well-regarded and recommended by our clients, which include universities and academic institutions. Through our product development team, we interview and enlist teachers who we use to record teaching sessions. In return, we provide fixed compensation to teachers. We have developed three separate types of B2B2C platforms: a self-study examination platform, a continuing education platform, a non-diploma training platform (which allows students to enroll in courses for college credit) and Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless examination platform. These platforms are available both online and via a mobile app that we design for each of our clients. Currently, we are primarily focused on providing clients with B2B2C services relating to self-study examinations, which are a set of standard national examinations necessary to obtain college degrees in China. We have offered such services since September 2009. We also entered into the adult education field and commenced offering continuing education platforms in late 2016. Currently, over 10,574 courses (including the self-developed courses and authorized courses by third-party educational institutions) are available on such platforms and 175 universities are using our platforms. We commenced offering our non-diploma training platforms in March 2017. We currently provide services in ten provinces in China and believe that we are the leading service provider in this market. We also have offered the services via Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform since 2020. During the year ended March 31, 2026, we provided approximately 2,252,604 courses to students on our platforms.

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

This platform is cloud-based as well, but serves training institutions and individual students. A large number of traditional face-to-face training institutions can use this platform to provide their training courses online without overspending on personnel, servers and online training platform. Similar to the other systems, the training institutions have their own interfaces and can create accounts for their students to take courses on the platform. In addition, the platform also provides a large number of online educational operations to the training institutions, including the management of their own courses, and pricing, promotion, enrollment and payment functions. During the year ended March 31, 2026, we provided approximately 6,892,967 courses to students on our platforms.

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

Online Training Service (“B2C”)

We provide online training and examination preparation services directly to students for a fee. We have been providing this service since 2000. In connection with our B2C services, we provide an online cloud education platform targeting end users, which is available both online and via the mobile app we design for each program. Students that use this service are primarily college students and students preparing for the self-study examination

Technology Research & Development Services

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

Key Aspects of Our Operations

Sales and Marketing

We market our services through both offline and online channels. Since our inception, the bulk of our marketing is done through traditional offline channels. Our sales representatives visit our targeted potential customers, such as universities and schools, and then schedule meetings and demos for these potential clients to learn about our services and for us to learn about the specific needs of each potential client. We also develop customers through referrals from existing clients and business partners. We also attend industry conferences to promote our brand and further expand our client base. We started online marketing in 2004, including search engine marketing and mobile app advertising. In recent years we also expanded the online marketing via new media channels, such as WeChat public accounts, Weibo and other social media platforms.

Fees

Fees for B2B2C business: we provide the platform to universities or schools for free but charge students a fee of RMB10 to 120 per class, depending upon the course.

Fees for our B2C services: we charge fees based on the specific training program. Low-end programs only include online courses and we charge RMB 20 to 66 per class for this type of programs. High-end programs include both online courses and in person training. We charge RMB 1,980 per course for this type of programs.

Technical services fees: we charge service fees based on our development and maintenance costs plus a 30% profit. The fee for each client varies, depending upon the specific program design as well as our costs for providing the services, primarily including human resources and computer hardware and software related expenses. Such fees are set forth in our agreements with such clients.

Customers

Our customers for our online education services include universities, academic institutions, government agencies, private clients such as publishers as well as students preparing for various types of standard examination. For the B2B2C services, our customers are universities and academic institutions in fourteen provinces in the PRC such as Hunan, Hubei, Jiangsu, Fujian, Shandong, Guizhou, Anhui, Hebei, Guangdong, Guangxi, Shanxi, Sichuan, Jiangxi, and Gansu. Our top customers for the B2B2C services include the College of Hubei University, Hunan University of Medicin and Jimei University. Our customers for the B2C services are students located nationwide. For our technology services business, customers include government agencies and private companies such as publishers.

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

Intellectual Property

We currently have 174 software registrations for our online course delivery and examination preparation programs and related mobile applications. We have also registered 24 trademarks with the China Trademark Office.

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

As of March 31, 2026, we had 106 employees, including 103 full-time employees and 3 part-time employees. As of March 31, 2026, 40 of these employees were based in our headquarters in Beijing and 66 were based in other cities in the PRC. The table below breaks down the full-time personnel of the Company by function:

Function	Number of Employees	% of Total
Management	7	7%
Technology and Development	42	40%
Teaching Assistance	9	8%
Sales and Marketing	27	25%
Product Development and Customer Service	9	8%
General and Administrative	12	11%
Total	106	100%

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

Competition

With respect to the B2B2C service, we believe that we are a leading service provider in the self-study online training area. Our primary competitors are four other companies providing similar types of programs, including Beijing Shangde Online Education Technology Co., Ltd., Suzhou Qingying Feifan Software Technology Co., Ltd., Beijing Aopeng Long Distance Education Center Co., Ltd. and Hongcheng Technology Development Co. Ltd., but we have competitive advantages in terms of geographic coverage, the number of partner schools, the number of courses and our years of operating experience in the industry. With respect to the B2B2C service, we have two major competitors in the PRC, Beijing Shangde Online Education Technology Co. Ltd. and Bejing Dongda Zhengbao Technology Co., Ltd. Our competitive advantages with respect to this service are our long operating history, our brand recognition and the number and types of courses that we offer. For the B2C service, we compete with traditional offline training institutions as well as well as other companies that provide online training services. In terms of our technology service, we primarily face competition from Shenzhen Biguo Education Technology Co., Ltd., Founder Tech Co., Ltd. and Guangzhou Huahan Information Technology Co., Ltd. Our current client base strongly relies on these services. We face competition from other online and mobile platforms or internet companies that plan to expand their business into the online education industry, but we believe our long-established relationship with our clients, experienced technology team and many years’ experience will provide us an edge in competing with these market new entrants.

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

Recent Regulations Relating to Cybersecurity

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies

In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Revised Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Our operations in China are governed by PRC laws and regulations. As of the date of this report and as advised by our PRC legal counsel, Beijing Haotai Law Firm, we are not required to obtain CSRC approval for the continued trading of our securities on Nasdaq. The Trial Measures require CSRC filings for certain future overseas securities offerings and listings by PRC domestic companies, including certain indirect offerings and listings. We will assess and comply with any applicable CSRC filing requirement in connection with any future offering or listing. Based on our current operations, neither we nor our PRC subsidiaries or the VIE and its subsidiaries are required to obtain approval from the CAC for the continued trading of our securities on Nasdaq. While the businesses of our subsidiaries in the PRC are subject to cybersecurity review with the CAC, as advised by Haotai, we do not believe we are required to conduct a cybersecurity review because (i) we do not possess a large amount of personal information on more than one million users in our business operations ; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, our operations could be adversely affected, directly or indirectly, by future laws and regulations relating to our business or industry, if we inadvertently conclude that such approvals or permissions are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approvals or permissions in the future. We may be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which could adversely affect the ability of the Company’s securities to continue to trade on Nasdaq, which may cause the value of our securities to significantly decline or become worthless.

Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3.D. Risk Factors—Risks Related to Our Business—Risks Related to Doing Business in China”.

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
24.57%
34.43%
Wah Fu Education Group Limited
BVI
100%
100%
Yang YU
51.5%
Xinghui YANG
48.5%
Shanghai Xinfu Network Technology Co., Ltd
100%
Shanghai Xiashu Network Technology Co., Ltd
Beijing Huaxia Dadi Distance Learning Services Co., Ltd
VIE
Beijing Huaxia Dadi Digital Information Technology Co., Ltd
60%
Huafu Wanrun (Guangzhou) Information Education
100%
Sichuan Huafu Gengyun Education Technology Co.,
75%
Hunan Huafu Haihui Learing Technology Co.,
71%
Huaxia MOOC (Hubei) Network Technology Co., Ltd
70%
Nanjing Suyun Education Technology Co., Ltd.
51%
Guizhou Huafu Qianyun Network Technology Co., Ltd.
65%
Fuzhou Huafu Minjiao Technology Co., Ltd.
60%
Gansu Huafu Chuangxing Technology Co., Ltd
100%
Beijing Zhihui Xinyu Technology Co., Ltd.
80%
Hangzhou Huafu Qizhen Digital Intelligence Technology Co., Ltd.

4D. Property, Plants and Equipment

We own office space of 246.9 square meters located at Room 917-920, Building B1, No. 568 Queyuan Road, Tianxin District, Changsha, Hunan.

We also own office space of 166.6 square meters located at Room 12-6, Building 2A, No. 8 Daxueyuan Road, Hongshan District, Wuhan, Hubei.

As of March 31, 2026, we have also leased an aggregate of approximately 1,282 square meters office space in Beijing, Jiangsu, Hunan and Fujian. For descriptions of our leased properties, please see “Item 4B. Business Overview – Facilities.”

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

In fiscal year 2026, we continued to increase our efforts in expanding our business and services of online education. With the development of our original platform and new platforms such as Higher Vocational Enrollment Expansion Teaching and Educational Administration Platform, Huafu E-School System and Paperless Examination Platform. We provided more courses, attracted more customers and cooperated with more education institutions. On the other hand, we focused our business on online education services and did not make great efforts on our technological development services; most of our current technological development services are one- off, and the subsequent maintenance services for upkeep did not generate significant revenue.

Factors Affecting Our Results of Operations

Driven by the rapid development of artificial intelligence technologies, China’s education and career enhancement services market is undergoing transformative changes accompanied by both emerging opportunities and operational challenges.:

Regional changes in adult education examination policies- Short-term adjustments to local adult higher education and self-examination policies in certain provinces have adversely impacted our regional business performance. Changes in local examination administration rules have resulted in lower student enrollment and reduced course participation in affected regions and have directly contributed to revenue declines in our core B2B2C segment. We expect continued regional revenue volatility for our B2B2C business due to uncertainty regarding the enforcement of local education regulations.

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

AI-enabled digital transformation of educational products and platforms- The adult education industry has entered a new development stage characterized by a relatively stable market base, in-depth digital and AI integration, and deeper convergence between vocational education and continuing education. In response to industry upgrades, we have increased our investment in research and development to deploy artificial intelligence technologies across our online platforms and course offerings. We continue to expand cooperation with universities and institutional clients, leveraging our technical capabilities to develop intelligent teaching systems and AI-powered educational management platforms for our partners. While AI transformation and platform upgrading may increase our short-term operating expenses, such strategic investments are expected to strengthen our technological capabilities, improve product competitiveness, and support long-term demand for our education and technology services.

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

Results of Operations

The following table sets forth the key components of our results of operations for the years ended March 31, 2026, 2025 and 2024, in dollars and as a percentage of revenue.

	March 31,	% of	March 31,	% of	March 31,	% of
	2026	Revenue	2025	Revenue	2024	Revenue
Revenue	$6,354,274	100%	$6,186,645	100%	$7,223,220	100%
Cost of revenue and business and sales related tax	4,506,174	71%	3,609,750	58%	4,232,253	59%
Gross profit	1,848,100	29%	2,576,895	42%	2,990,967	41%
Selling expenses	1,033,079	16%	852,569	14%	1,066,649	15%
General and administrative expenses	1,670,815	26%	2,116,788	34%	2,164,840	30%
Income (loss) from operations	(855,794)	(13)%	(392,462)	(6)%	(240,522)	(3)%
Interest income	78,327	1%	169,636	3%	155,360	2%
Loss from long-term investment	(15,388)	-%	(7,206)	-%	-	-%
Other income (expenses)	(16,037)	-%	(42,712)	(1)%	(160,808)	(2)%
Income (loss) before income tax provision	(808,892)	(13)%	(272,744)	(4)%	(245,970)	(3)%
Provision (benefit) for income taxes	121,025	2%	100,104	2%	130,890	2%
Net income (loss)	$(929,917)	(15)%	$(372,848)	(6)%	$(376,860)	(5)%
Other comprehensive income (loss): foreign currency translation gain (loss)	446,525	7%	(31,715)	(1)%	(493,887)	(7)%
Less: Comprehensive income (loss) attributable to non-controlling interest	195,884	3%	(43,989)	(1)%	2,370	-%
Comprehensive income (loss) attributable to Wah Fu Education Group Ltd.	$(679,275)	(11)%	$(360,574)	(6)%	$(873,117)	(12)%

Results of Operations for the years ended March 31, 2026 and 2025

Revenues

We derive revenues from online education services and technological development and operation services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the years ended March 31,				Variance
	2026	%	2025	%	Amount	%
Online education services	$4,509,782	70.97%	$5,684,089	91.88%	$(1,174,307)	(20.66)%
Technological development and operation service	1,844,492	29.03%	502,556	8.12%	1,341,936	267.02%
Total Amount	$6,354,274	100.00%	$6,186,645	100.00%	$167,629	2.71%

We derive most of our revenues from online education services, through our B2B2C services and B2C services. For B2B2C service, we provide online education platforms to institutions, such as universities and training institutions. For B2C service, we provide online training and examination preparation services directly to students for a fee. Our online education services mainly consist of courses designed for self-taught learners pursuing higher education degrees, including laws, mathematics, accounting, nursing, administration management and others. In addition, we provide continuing education, professional development and general interest courses to students.

Since we provide our B2B2C services mainly through universities and educational institutions for the higher education degrees, our service period is directly related to school years and the examination periods. Each province organizes its own self-taught higher education exams, usually two to four times a year, which will impact the number of course participants and the number of courses we provide.

On the other hand, our B2C services is not impacted by school years and examination periods as much, because the courses we provide are more diverse.

We also provide technological development and operation services, such as information technology system design and monitoring, daily system support, cloud platform development and other related services.

For the years ended March 31, 2026 and 2025, revenue derived from online education services were $4,509,782 and $5,684,089, respectively, which represented a decrease of $1,174,307 or 20.66%. The decrease was primarily due to a decrease in the revenue from B2B2C services. During fiscal year 2026, Revenue has decreased as a result of the declining number of enrollments and courses offerings in both self-study examinations and adult education. Accordingly, our revenue from B2B2C services decrease this period. For the uncertainty of the policy, we expected that the income from this part will decrease in the future.

For the years ended March 31, 2026 and 2025 revenue from technological development and operation services was $1,844,492 and $502,556, respectively, represents an increase of $1,341,936 or 267.02%. The increase mainly due to we provided technological support for server clients on their training classes in this period. we expected that the income from this part will have a slightly increase in the future.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended March 31, 2026 and 2025 respectively:

	For the year ended March 31,				Variance
	2026	%	2025	%	Amount	%
Online education services	$3,181,693	70.61%	$3,466,241	96.02%	$(284,548)	(8.21)%
Technological development and operation service	1,301,306	28.88%	116,461	3.23%	1,184,845	1017.37%
Business and sales related tax	23,175	0.51%	27,048	0.75%	(3,873)	(14.32)%
Total Amount	$4,506,174	100.00%	$3,609,750	100.00%	$896,424	24.83%

Cost of revenue accounted for 71% and 58% of our net revenues in the fiscal years ended March 31, 2026 and 2025, respectively. Cost of revenue mainly comprised of salaries and related expenses for our teaching support, course and content development, website maintenance and information technology engineers and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server relocation and bandwidth leasing fees paid to third-party providers, commission fees paid to third-party cooperate institutions and other miscellaneous expenses.

For the years ended March 31, 2026 and 2025, cost of revenue from online education services were $3,181,693 and $3,466,241, respectively, representing a decrease of $284,548 or 8.21%. The decrease was mainly due to the reduction of commission fees. Commission fee paid to our third-party corporate institutions based on revenue decreased.

For the years ended March 31, 2026 and 2025, cost of revenue from technological development and operation service were $1,301,306 and $116,461, respectively. The increase mainly due to we increased spending on course recording and technical upgrades for the training platform to support new business development.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended March 31, 2026 and 2025, respectively:

	For the year ended March 31,				Variance
	2026	%	2025	%	Amount	%
Online education services	$1,311,641	70.97%	$2,191,679	85.05%	$(880,038)	(40.15)%
Technological development and operation service	536,459	29.03%	385,216	14.95%	151,243	39.26%
Total Amount	$1,848,100	100.00%	$2,576,895	100.00%	$(728,795)	(28.28)%

Gross profit from online education services decreased by $880,038 or 40.15% for the year ended March 31, 2026 as compared to the same period of 2025. The decrease of gross profit from online education services was mainly due to the decrease in revenue.

Gross profit from technological development and operation services increased by $151,243 or 39.26% for the year ended March 31, 2026 as compared to the same period of 2025.

The gross margin of fiscal year 2026 was 29% compared to 42% for the fiscal year 2025. decrease of gross margin mainly due to the decline of our online education services and the significant initial costs of Non-Diploma Training Platform. We expect gross margins on technical service revenue will rise in the future due to the complete of our platform.

Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2026 and 2025, respectively:

	For the year ended March 31,				Variance
	2026	%	2025	%	Amount	%
Selling expenses	$1,033,079	38.21%	$852,569	28.71%	$180,510	21.17%
General and administrative expenses	1,670,815	61.79%	2,116,788	71.29%	(445,973)	(21.07)%
Total Amount	$2,703,894	100.00%	$2,969,357	100.00%	$(265,463)	(8.94)%

Selling expenses primarily consist of salaries and related expenses of our sales team, sales commissions, and advertising and promotion expenses. Our selling expenses increased by 21.17% to $1,033,079 in fiscal year 2026 from $852,569 in fiscal year 2025. The increase in selling expenses mainly due to higher promotional spending during this period.

General and Administrative Expenses

For the year ended March 31, 2026, our general and administrative expenses were $1,670,815, representing a decrease of $445,973 or 21.07% as compared to the same period of 2025. The decrease of general and administrative expenses was mainly due to the decrease of salaries and related welfare as the reduction in the total workforce.

Interest Income, net

Interest income is primarily generated from our cash deposits in the banks and interest from loans to third parties and related parties. For the year ended March 31, 2026, interest income was $78,327 as compared to interest income of $169,636 in the same period of 2025.

Provision for Income Taxes

The Company’s income tax provisions were $121,025 and $100,104 in fiscal year 2026 and 2025, respectively, income tax expenses remained stable.

Net losses

Our net losses were $929,917 and $372,848 for the years ended March 31, 2026 and 2025. The reasons are as discussed above.

Comprehensive income (loss)

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss). The comprehensive loss were $483,392 and $404,563 for the years ended March 31, 2026 and 2025.

Working Capital

The following table provides the information about our working capital at March 31, 2026 and 2025:

	As of March 31, 2026	As of March 31, 2025
Current Assets	$12,721,885	$14,228,095
Current Liabilities	$3,086,687	3,664,166
Working Capital	$9,635,198	$10,563,929

Working capital decreased by $928,731 or 8.79% from March 31, 2025 to March 31, 2026. Our working capital requirements are influenced by the level of our operations, the quantity and amount of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Capital Commitments and Contingencies

Capital commitments refer to the allocation of funds for a possible liability in the near future arising out of capital expenditures. Contingency refers to a condition that arises from past transactions or events, the outcome of which will be confirmed only by the occurrence or non-occurrence of uncertain future events.

As of March 31, 2026 and 2025, we had no material capital commitments or contingent liabilities.

Cash Flows

The following table provides detailed information about our net cash flows for the years ended March 31, 2026 and 2025.

	For the years ended March 31,
	2026	2025
Net cash used in operating activities	$(1,391,577)	$(965,592)
Net cash used in investing activities	(22,632)	(10,627)
Net cash used in financing activities	(124,897)	63,024
Effect of exchange rate changes on cash	432,003	(1,121)
Net decrease in cash	(1,107,103)	(914,316)
Cash, beginning of the year	10,131,392	11,045,708
Cash, end of the year	$9,024,289	$10,131,392

Operating Activities

Net cash used in operating activities during the year ended March 31, 2026 was $1.4 million. Net loss for fiscal year 2026 was $0.9 million, Account receivable decreased by $0.3 million, provision for doubtful accounts increased $0.1 million, deferred revenue decreased by $0.6 million.

Net cash used in operating activities during the year ended March 31, 2025 was $1.0 million. Net loss for fiscal year 2025 was $0.4 million, other receivables increased by $0.8 million and deferred revenue decreased by $0.2 million.

Investing Activities

For the year ended March 31, 2026 and 2025 net cash used in investing activities amounted to $0.02 million and $0.01 million.

Financing Activities

For the year ended March 31, 2026 cash used in financing activities was $0.12 million when it was cash provided by $0.06 million for the year ended March 31, 2025.

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

Since we provide our B2B2C services mainly through universities and educational institutions for the higher education degrees, our service period is directly related to school years and the examination periods. Each province organizes its own self-taught higher education exams, usually two to four times a year, which will impact the number of course participants and the number of courses we provide.

On the other hand, our B2C services is not impacted by school years and examination periods as much, because the courses we provide are more diverse.

We also provide technological development and operation services, such as information technology system design and monitoring, daily system support, cloud platform development and other related services.

For the years ended March 31, 2025 and 2024, revenue derived from online education services were $5,684,089 and $7,012,452, respectively, which represented a decrease of $1,328,363 or 18.94%. The decrease was primarily due to a decrease in the revenue from B2B2C services. During fiscal year 2025, due to the implementation of local policies in Hunan province since November 2023, the province has suspended the use of process assessment scores for newly enrolled students in the self-study examination since the year 2024. Accordingly, our revenue from B2B2C services decrease this period. For the uncertainty of the policy, we expected that the income from this part will decrease in the future.

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

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended March 31, 2025 and 2024 respectively:

	For the year ended March 31,				Variance
	2025	%	2024	%	Amount	%
Online education services	$3,466,241	96.02%	$4,116,822	97.27%	$(650,581)	(15.80)%
Technological development and operation services	116,461	3.23%	82,917	1.96%	33,544	40.46%
Business and sales related tax	27,048	0.75%	32,514	0.77%	(5,466)	(16.81)%
Total Amount	$3,609,750	100.00%	$4,232,253	100.00%	$(622,503)	(14.71)%

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

Selling expenses primarily consist of salaries and related expenses of our sales team, sales commissions, and advertising and promotion expenses. Our selling expenses decreased by 20.07% to $852,569 in fiscal year 2025 from $1,066,649 in fiscal year 2024. This decrease was primarily due to the decrease in salaries for our sales department since our revenue of fiscal year 2025 decreased.

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

Cash Flows

The following table provides detailed information about our net cash flows for the years ended March 31, 2025 and 2024.

	For the years ended March 31,
	2025	2024
Net cash used in operating activities	$(965,592)	$(767,310)
Net cash used in investing activities	(10,627)	(231,440)
Net cash used in financing activities	63,024	-
Effect of exchange rate changes on cash	(1,121)	(523,005)
Net decrease in cash	(914,316)	(1,521,755)
Cash, beginning of the year	11,045,708	12,567,463
Cash, end of the year	$10,131,392	$11,045,708

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

Our cash primarily consists of cash on hand and cash in banks in the PRC and Hong Kong, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2026 and March 31, 2025, we had approximately $9.0 million and $10.1 million of cash in bank, respectively, and had no outstanding bank loans or third-party loans due. Funds are transferred between our WFOEs, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”) and Shanghai Xin Fu Network Technology Co., Ltd., WFOEs’ subsidiaries, and the VIE for their daily operation purposes.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and requires prospective application. The Group is currently evaluating the impact of adopting ASU 2025-05.

In September 2025, the FASB issued ASU 2025-06, Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. The Group is currently evaluating the impact of adopting ASU 2025-06.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

5B. Liquidity and Capital Resources

Our cash primarily consists of cash on hand and cash in banks in China, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2026, 2025 and 2024, we had approximately $9.0, $10.1 million and $11.0 million of cash in bank, respectively, and had no outstanding bank loans or third-party loans due.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid- up capital and the statutory reserve funds of our PRC subsidiaries, totaling $1,234,321, $1,234,321, and $1,253,299 as of March 31, 2026, 2025 and 2024, respectively.

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

Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between our WFOEs, Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Shanghai Xin Fu Network Technology Co., Ltd., and the VIE, Beijing Huaxia Dadi Digital Information Technology Co. and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between the VIE and the WFOEs.

	Fiscal Years Ended March 31,
	2026	2025	2024
Cash transferred to VIE from WOFE	$-	$-	$-

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

Capital Expenditure

We did not have any significant capital expenditures for the fiscal years ended March 31, 2024, 2025 and 2026, as we do not heavily rely on property and equipment to operate.

5C. Research and Development, Patents and Licenses, etc.

See the discussion under the headings “Research and Development”, “Intellectual Property” and “Patents” in Item 4 above.

5D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended March 31, 2026, 2025 and 2024, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

5.F. Tabular Disclosure of Contractual Obligations

The following table represents our contractual commitments as of March 31, 2026:

	Payments Due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Operating lease obligations	$193,088	$118,421	$74,667	$-	$-

There have been no material changes to our contractual obligations since March 31, 2026.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Executive Officers	Age	Position/Title
Yang Yu	54	Chairman of the Board, Executive Director and Chief Executive Officer
Xiaoming Tang	51	Director
Shuting Ai	43	Chief Financial Officer
Cuntao Hou	47	Vice President
Defang Li	81	Director
Yik C Chan	68	Director
Wenxiang Xing	63	Director

There are no family relationships among our directors and officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except as disclosed in Note 10 in the “accompanying consolidated financial statements.” The address of each of our directors and executive officers is L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 100088.

Executive Officers and Directors

Yang Yu has been serving as Chairman of the Board of Directors and Executive Director of the Company since November 2016, and as Chief Executive Officer since May 2026. Mr. Yu has been serving as the executive director of several of our subsidiaries and VIE, including the executive director of Beijing Distance Learning since July 2015, the executive director of Beijing Digital Information since October 2012, the executive director of Shanghai Xia Shu network Technology Co., Ltd. since April 2016 and the executive director of Shanghai Xin Fu Network Technology Co., Ltd. since July 2015. He has also been the acting executive director of Beijing Hao Hua Hao Tai Investment Co., Ltd, an investment company, since July 2009. Mr. Yu obtained his Ph.D. in law from China University of Political Science & Law, a Master of Laws degree from Xi’an Jiaotong University and a Bachelor’s Degree in Medicine from The Fourth Military Medical University in Xi’an, China.

Xiaoming Tang has been serving as an director since May 2026. Mr. Tang has been serving as Executive Director of Hubei Weizi Investment Management Co., Ltd. since March 2016. From August 2011 to February 2016, Mr. Tang served as Executive Director of China Cultural Industry Investment Fund Management Co., Ltd. From August 2009 to July 2011, he served as Chief Executive Officer of China Vision Golden Bridge International Media Group Co., Ltd. Mr. Tang received a B.S. in National Economic Planning from Renmin University of China and an M.B.A. from the University of Chicago.

Shuting Ai has been serving as our Chief Financial Officer since June 2021. Ms. Ai has been serving as the Director of Transaction Service at Horwath Capital China from July 2011 to December 2022, where she was responsible for financial consulting in connection with overseas IPOs, especially Hong Kong and the U.S. From July 2006 to June 2011, Ms. Ai served as senior project manager at Da Hua Certified Public Accountants, which is one of the largest accounting firms in China. Ms. Ai received her Bachelor’s degree in accounting from Beijing Technology and Business University in 2006.

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

6.B. Compensation

For the year ended March 31, 2026, the aggregate cash compensation that we paid to our executive officers and directors was approximately $158,583. For the year ended March 31, 2025, the aggregate cash compensation that we paid to our executive officers and directors was approximately $172,150. For the year ended March 31, 2024, the aggregate cash compensation that we paid to our executive officers and directors was approximately $175,906. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, we make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law and the insurance policy, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

6.E. Share Ownership

As of March 31, 2026, 4,410,559 of our equity securities were outstanding, consisting of 2,922,559 ordinary shares and 1,488,000 Class A shares. Each ordinary share entitles its holder to one vote per share, and each Class A share entitles its holder to fifteen votes per share. All outstanding Class A shares are held by our Chairman of the Board of Directors and Chief Executive Officer, Mr. Yang Yu, through HFGFR INC.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of Class A shares and ordinary shares beneficially owned in the table below are based on 1,488,000 Class A shares and 2,922,559 ordinary shares outstanding, respectively, as of March 31, 2026. Voting power percentages are based on 25,242,559 aggregate votes outstanding as of March 31, 2026.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 100088.

	Class A Shares Beneficially Owned		Ordinary Shares Beneficially Owned		Voting Power
Name of Beneficial Owner	Number	%	Number	%	%
Directors, Director Nominees and Named Executive Officers:
Yang Yu (1)	1,488,000	100%	244,032	8.35%	89.39%
Xiaoming Tang	-	-%	-	-%	-%
Shuting Ai	-	-%	-	-%	-%
Cuntao Hou	-	-%	-	-%	-%
Defang Li	-	-%	-	-%	-%
Yik C Chan	-	-%	-	-%	-%
Wenxiang Xing	-	-%	-	-%	-%
Directors and executive officers as a group (seven persons)	1,488,000	100%	244,032	8.35%	89.39%
5% or Greater Shareholders:
Xinghui Yang (2)	-	-%	1,159,996	39.69%	4.60%
River Business Limited (3)	-	-%	1,084,028	37.09%	4.29%
Silver Thousand International (4)	-	-%	320,000	10.95%	1.27%
HFGFR Inc. (5)	1,488,000	100%	244,032	8.35%	89.39%

(1)	Includes 1,488,000 Class A shares and 244,032 ordinary shares held through HFGFR INC. (Silver Thousand International is 76.26% owned by HFGFR INC). Mr. Yu controls approximately 89.39% of the total voting power of our outstanding share capital.

(2)	Includes 1,084,028 ordinary shares held through River Business Limited and 75,968 ordinary shares held through Silver Thousand International. Mr. Yang holds approximately 4.6% of the total voting power.

(3)	The registered office address of River Business Limited is Sea Meadow House, PO Box 173, Road Town, Tortola, VG1110 British Virgin Islands. As the holder of all of the equity interest in River Business Limited, Xinghui Yang has voting and dispositive power with respect to all of the ordinary shares of the Company held by River Business Limited.

(4)	The registered office address of Silver Thousand International is Sea Meadow House, PO Box 173, Road Town, Tortola, VG1110, British Virgin Islands. As of the date of this report, Silver Thousand International is 76.26% owned by HFGFR INC. and 23.74% owned by Xinghui Yang.

(5)	The business address of HFGFR INC. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. As the holder of all of the equity interest in HFGFR INC., Yang Yu has voting and dispositive power with respect to all of the ordinary shares of the Company held by HFGFR INC.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2026	As of March 31, 2025
Horwath Capital Consultants Limited (a)	$1,811,524	$1,795,024
Silver Thousand International (b)	4,775	-
River Business Limited (c)	3,894	-
	$1,820,193	$1,795,024

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019, the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively. On April 1, 2022 and April 7, 2022, the company loaned $300,000 and $1,350,000 to Horwath Capital. The loan bears an interest rate of 1% and is not guaranteed. The maturity was September 30, 2026. Horwath Capital signed a repayment plan, under which it is expected to fully settle all principal and interest by July 31, 2031.

(b)	Silver Thousand International owned 320,000 of our ordinary shares, the balance of due from Silver Thousand International was the represents registration fees advanced by the Company.

(c)	River Business Limited owned 1,084,028 of our ordinary shares, the balance of due from Silver Thousand International was the represents registration fees advanced by the Company.

(ii) Due to related party:

	As of March 31, 2026	As of March 31, 2025
Due to shareholders	$367,077	$478,278

Due to related parties	$367,077	$478,278

(d)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

Not Applicable.

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

Although the law in this regard is not clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over the consolidated VIEs and are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets (including goodwill, other unbooked intangibles, and the cash proceeds following our initial public offering), we have not made a definitive determination as to whether we were a PFIC for the taxable year ended March 31, 2026 or whether we will be a PFIC for the current or any future taxable year.

We have not made a definitive determination as to whether we were a PFIC for the taxable year ended March 31, 2026. PFIC status is a factual determination made annually that depends, in part, on the composition and value of our income and assets, including our cash and cash equivalents. Accordingly, no assurance can be given that we were not a PFIC for the taxable year ended March 31, 2026 or that we will not be or become a PFIC for the current or any future taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

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

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. RMB has gradually appreciated against U.S. dollars over the past few years. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB7.2163 in the year ended March 31, 2025 to US$1.00 for RMB6.9194 in the year ended March 31, 2026. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2025, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the year ended March 31, 2026 would decrease by approximately $0.10 million, $0.07 million and $0.04 million, respectively.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2026 and 2025, $52,809 and $533,330 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD500,000 (about $63,776). As of March 31, 2026 and 2025, $8,971,480 and $9,598,062 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, management concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. This conclusion was based on the material weakness in our internal control over financial reporting further described below.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2026. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2026 considered the below factors, including:

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on an interim and annual basis.

As a result of the material weakness described above, management concluded that our internal control over financial reporting was not effective as of March 31, 2026.

(c) Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e) Remediation Initiatives

For fiscal year 2026, we implemented our remediation plan to address the underlying causes of the material weakness described above by hiring accounting staff who understand U.S. GAAP methods and SEC reporting measures and also educating existing staff on these subjects. For fiscal year 2027, we plan to continue improving our internal control by implementing the following remediation plans, including:

●	Reassessing the design and operation of internal controls over financial reporting, including interim and annual accruals cutoff procedures and review procedures related to information received from our outside consulting technical experts;

●	continuing our training of accounting personnel so they can be better trained in U.S. GAAP methods and SEC reporting matters; and

●	Increasing staffing levels and expertise to implement this remediation plan.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at http://www.edu-edu.cn within four business days following the amendment or waiver. During fiscal year 2026, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics is publicly available on our website at http://www.edu-edu.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2026	Year Ended March 31, 2025
Audit fees*	$220,000	$247,000

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

Not applicable.

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

A copy of our insider trading policies and procedures is filed as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various methods, including technical safeguards, procedural requirements, an intensive monitoring program on our corporate network, continuous testing of our security posture both internally and with outside vendors, a robust incident response program, a review of the effectiveness of our security system with reference to applicable security standards by qualified third parties and regular cybersecurity awareness training for employees. Our Operation and Maintenance Department continuously monitors the performance of our platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The vice president of the Company, Mr. Cuntao Hou, is responsible for overseeing the Company’s cybersecurity risk management and is informed of risks from cybersecurity threats. Mr. Hou shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, at the management level, we have established the information security committee which consists of executives, including the person in charge of our operation and maintenance department who has experience in dealing with confidentiality-related cybersecurity issues, and is chaired by our vice president to oversee and manage cybersecurity related matters and formulate policies as necessary. Our operation and maintenance department reports to our information security committee on a quarterly basis regarding its assessment, identification and management on material risks from cybersecurity threats arising in the ordinary course of our business operations. If a cybersecurity incident occurs, our operation and maintenance department will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts. If it is determined that the incident could potentially be a material cybersecurity event, our operation and maintenance department will promptly report the investigation and assessment results to our information security committee, which will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our information security committee shall promptly prepare disclosure material for review and approval by the vice president before it is disseminated to the public.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Wah Fu Education Group Ltd., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Form of amended and restated memorandum and articles of association(7)

2.1	Description of Securities(7)

4.1	Exclusive Business Cooperation Agreement, dated August 16, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.2	Exclusive Option Agreement, dated August 16, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.3	Equity Interest Pledge Agreement, dated August 18, 2017, by and among Beijing Huaxia Dadi Distance Learning Services Co., Ltd., Yang Yu, Xinghui Yang and Beijing Huaxia Dadi Digital Information Technology Co., Ltd. (1)

4.4	Form of Power of Attorney(1)

4.5	English Translation of Property Lease Agreement, dated June 1, 2016, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Beijing Jinkai Gongda Investment Management Co., Ltd. (1)

4.6	Platform and Online Course Development, dated April 24, 2017, by and between Beijing Huaxia Dadi Digital Information Co., Ltd. and Zhengqing Heya Education Technology (Beijing) Co., Ltd. (1)

4.7	English Translations of Online Course Resource Purchase Contract, dated December 19, 2017, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Higher Education Press Co., Ltd. (2)

4.8	Employment Agreement, dated November 11, 2011, by and between Beijing Huaxia Dadi Distance Learning Services Co., Ltd. and Xinghui Yang (3)

4.9	Employment Agreement, dated January 1, 2018, by and between the Company and Gao Yao (3)

4.10	Employment Agreement, dated June 1, 2020, by and between the Company and Shuting Ai (4)

8.1	Subsidiaries of the Registrant (5)

11.1	Code of Ethics (6)

11.2	Insider Trading Policies (6)

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

97.1	Clawback Policy (6)

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on March 20, 2018.

(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 15, 2018.

(3)	Incorporated by reference to our 20-F, filed on August 15, 2019.

(4)	Incorporated by reference to our 20-F, filed on August 2, 2021.

(5)	Incorporated by reference to our 20-F, filed on August 17, 2020.

(6)	Incorporated by reference to our 20-F, filed on July 30, 2024.

(7)	Incorporated by reference to our Annual Report on Form 20-F, filed on July 31, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAH FU EDUCATION GROUP LIMITED

/s/ Yang Yu
Name:	Yang Yu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: July 30, 2026

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Wah Fu Education Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wah Fu Education Group Ltd. and subsidiaries (collectively, the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended March 31, 2026, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years ended March 31, 2026, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Revenue Recognition for Online Education Services

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company generates revenue primarily from providing online education services, including audio-video course content, mock examinations and online chat rooms during the subscription service period. The Company typically satisfies its performance obligations in contracts with customers upon render of the services. For examination service and Self-Study Examination Process Assessment, the revenues are recognized at a point in time when customer/student completes the examination on the platform. Except examination service and Self-Study Examination Process Assessment, all other revenues for the online education service are recognized on a straight-line basis over the active academic service period, which excludes school breaks.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue recognition for online education services included the following, among others:

●	Obtained an understanding of the Company’s revenue recognition policies and evaluated their consistency with ASC 606, Revenue from contracts with customers for online education service and relevant internal controls over revenue recognition.

●	Assessing the identification of performance obligations, evaluating terms of customer contracts, and inspecting signed contracts to confirm that services were delivered to and accepted by customers.

●	We selected a sample of revenue transactions and inspected supporting documentation such as:

o	Customer-signed service completion confirmations and settlement notes which includes units/number counts, unit price/contract price etc.,

o	System access logs confirming customer administrator login activity,

o	Screenshots and reports of student enrollment counts used as billing triggers.

●	We tested the accuracy of system-generated data used to calculate student usage by comparing it with customer billing and contract terms and signed confirmations/settlement notes.

●	We confirmed that customer accounts were active and operational during the service period by performing system walkthroughs and testing user access where applicable.

●	We traced a sample of revenue amounts to invoices and cash receipts to validate completeness and accuracy.

●	We assessed whether revenue was recorded in the correct period by examining service delivery cut-off around year-end.

●	We evaluated the sufficiency of the Company’s disclosures related to revenue recognition in the financial statements.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2021.

PCAOB ID 6781
Irvine, California
July 30, 2026

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2026	2025
ASSETS
CURRENT ASSETS:
Cash	$9,024,289	$10,131,392
Accounts receivable, net	901,296	717,709
Other receivables, net	890,876	966,687
Loan to third parties, current	-	522,335
Loan to related parties	1,820,193	1,795,024
Other current assets	85,231	94,948
TOTAL CURRENT ASSETS	12,721,885	14,228,095

Loan to third parties, noncurrent	788,083	224,588
Property and equipment, net	421,577	411,736
Long-term investments	129,127	137,804
Operating lease right-of-use assets	177,014	140,556
Long-term rent deposit	40,350	44,228
Deferred tax assets, net	167,793	261,251
TOTAL ASSETS	$14,445,829	$15,448,258

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	$367,077	$478,278
Deferred revenue	1,078,552	1,636,802
Operating lease liabilities, current	114,954	117,711
Taxes payable	1,059,563	1,013,350
Other payables	40,815	107,013
Accrued expenses and other liabilities	277,817	156,756
Accounts payable	147,909	154,256
TOTAL CURRENT LIABILITIES	3,086,687	3,664,166

Operating lease liabilities, noncurrent	72,981	14,539
TOTAL LIABILITIES	3,159,668	3,678,705

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01 par value, 500,000,000 authorized, 2,922,559 shares issued and outstanding as of March 31, 2026 and 2025	29,226	29,226
Class A, $0.01 par value, 100,000,000 authorized, 1,488,000 shares issued and outstanding as of March 31, 2026 and 2025	14,880	14,880
Additional paid-in capital	5,139,116	5,139,116
Statutory reserve	867,530	867,530
Retained earnings	4,791,719	5,897,255
Accumulated other comprehensive loss	(810,113)	(1,236,374)
Total Wah Fu shareholders’ equity	10,032,358	10,711,633
Non-controlling interest	1,253,803	1,057,920
TOTAL SHAREHOLDERS’ EQUITY	11,286,161	11,769,553
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,445,829	$15,448,258

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended March 31,
	2026	2025	2024
REVENUE	$6,354,274	$6,186,645	$7,223,220

COST OF REVENUE
Cost of revenue	4,482,999	3,582,702	4,199,739
Business and sales related tax	23,175	27,048	32,514

GROSS PROFIT	1,848,100	2,576,895	2,990,967

OPERATING EXPENSES
Selling expenses	1,033,079	852,569	1,066,649
General and administrative expenses	1,670,815	2,116,788	2,164,840
Total operating expenses	2,703,894	2,969,357	3,231,489

LOSS FROM OPERATIONS	(855,794)	(392,462)	(240,522)

OTHER INCOME (EXPENSES)
Interest income	78,327	169,636	155,360
Loss from long-term investment	(15,388)	(7,206)	-
Other expenses	(16,037)	(42,712)	(160,808)
Total other income (expenses), net	46,902	119,718	(5,448)

LOSS BEFORE INCOME TAX PROVISION	(808,892)	(272,744)	(245,970)

PROVISION FOR INCOME TAX	121,025	100,104	130,890

NET LOSS	(929,917)	(372,848)	(376,860)

Less: net (loss) income attributable to non-controlling interest	175,619	92,451	(321,572)

NET LOSS ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(1,105,536)	$(465,299)	$(55,288)

COMPREHENSIVE (LOSS) INCOME
Net loss	(929,917)	(372,848)	(376,860)
Other comprehensive (loss) income: foreign currency translation	446,525	(31,715)	(493,887)
Total comprehensive loss	(483,392)	(404,563)	(870,747)
Less: Comprehensive income (loss) attributable to non-controlling interest	195,884	(43,989)	2,370

COMPREHENSIVE LOSS ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(679,275)	$(360,574)	$(873,117)

(Loss) earnings per Ordinary share - basic and diluted
Ordinary shares	$(0.25)	$(0.11)	(0.01)
Class A	$(0.25)	$(0.11)	-
Weighted average shares outstanding - basic and diluted
Ordinary shares	2,922,559	4,084,422	4,429,195
Class A	1,488,000	326,137	-

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

	Common Shares		Class A		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total Wah Fu Shareholders’	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Reserve	Earnings	Loss	Equity	Interest	Equity
Balance, March 31, 2023	4,440,085	$44,401	-	-	$5,123,941	$867,530	$6,417,842	$(752,391)	$11,701,323	$1,328,660	$13,029,983

Common stock returned	(29,526)	(295)	-	-	295				-	-	-
Net income	-	-	-	-	-	-	(55,288)	-	(55,288)	(321,572)	(376,860)
Foreign currency translation loss	-	-	-	-	-		-	(496,257)	(496,257)	2,370	(493,887)
Balance, March 31, 2024	4,410,559	$44,106	-	-	$5,124,236	$867,530	$6,362,554	$(1,248,648)	$11,149,778	$1,009,458	$12,159,236

Redemption of Ordinary shares & reissue Class A shares	(1,488,000)	(14,880)	1,488,000	14,880	14,880				14,880		14,880
Net income	-		-	-	-	-	(465,299)	-	(465,299)	92,451	(372,848)
Foreign currency translation loss	-	-	-	-	-	-	-	12,274	12,274	(43,989)	(31,715)
Balance, March 31, 2025	2,922,559	$29,226	1,488,000	14,880	$5,139,116	$867,530	$5,897,255	$(1,236,374)	$10,711,633	$1,057,920	$11,769,553

Net loss	-		-	-	-	-	(1,105,536)	-	(1,105,536)	175,619	(929,917)
Foreign currency translation loss	-	-	-	-	-	-	-	426,261	426,261	20,264	446,525
Balance, March 31, 2026	2,922,559	$29,226	1,488,000	14,880	$5,139,116	$867,530	$4,791,719	$(810,113)	$10,032,358	$1,253,803	$11,286,161

The accompanying notes are an integral part of these consolidated financial statements.

WAH FU EDUCATION COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net (Loss) Income	$(929,917)	$(372,848)	$(376,860)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61,257	89,441	124,031
Amortization of right-of-use assets	82,186	235,161	222,758
Loss (gain) from disposal of property and equipment	774	534	(2,195)
Provision for doubtful accounts	128,948	128,929	446,452
Interest income	(46,914)	(48,009)	(48,357)
Loss from long-term investments	15,388	-	-
Deferred tax expense	103,970	9	94,498
Changes in operating assets and liabilities:
Accounts receivable	(271,014)	159,161	(733,684)
Other receivable	115,438	(773,358)	37,876
Other current assets	14,232	133	(29,767)
Deferred revenue	(624,894)	(173,469)	(190,505)
Taxes payable	(6,296)	48,891	(96,023)
Other payable	(67,357)	46,303	57,253
Operating lease liabilities	(63,092)	(234,872)	(252,785)
Accounts payable and accrued expenses	95,714	(71,598)	(20,002)
Net cash (used in) provided by operating activities	(1,391,577)	(965,592)	(767,310)

Cash flows from investing activities:
Purchase of property and equipment	(50,794)	(10,876)	(95,020)
Proceeds from loans to third parties	4,562,153	-	-
Proceeds from disposal of property and equipment	-	249	3,106
Payments made for loans to third parties	(4,533,991)	-	-
Purchase of long-term investment	-	-	(139,526)
Net cash (used in) provided by investing activities	(22,632)	(10,627)	(231,440)

Cash flows from financing activities:
Advance from related parties	20,017	64,083	-
Repayment to related parties	(144,914)	(15,939)	-
Proceeds from issuance of class A shares	-	14,880	-
Net cash provided by financing activities	(124,897)	63,024	-

Effect of exchange (loss) gain on cash	432,003	(1,121)	(523,005)

Net increase (decrease) in cash	(1,107,103)	(914,316)	(1,521,755)
Cash at beginning of the year	10,131,392	11,045,708	12,567,463
Cash at end of the year	$9,024,289	$10,131,392	$11,045,708

Supplemental cash flow information
Cash paid for income taxes	$15,228	$55,554	$34,327

Non-cash investing activities
Right of use assets obtained in exchange for operating lease obligations	$110,498	$34,420	$203,714

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

On February 14, 2026, Hangzhou Huafu Qizhen Digital Intelligence Technology Co., Ltd. (“Hangzzhou Huafu”), was established in Zhejiang Province, China. Distance Learning owns 80% equity interest of Hangzhou Huafu, the other 20% equity interest is owned by two individual shareholders.

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

Company	Date of establishment	Place of establishment	Percentage of legal ownership by Wah Fu	Principal activities
Subsidiaries:
Distance Learning	December 23, 1999	Mainland, PRC	100%	Provider of online education services and technological development and operation services
Shanghai Xin Fu	July 20, 2015	Mainland, PRC	100%	No operating revenues
Shanghai Xia Shu	April 29, 2016	Mainland, PRC	100%	No operating revenues
Hunan Huafu	June 15, 2015	Mainland, PRC	75%	Provider of online education services
Nanjing Suyun	March 8, 2017	Mainland, PRC	70%	Provider of online education services
Huaxia MOOC	March 15, 2017	Mainland, PRC	71%	Provider of online education services
Guizhou Huafu	April 25, 2017	Mainland, PRC	51%	Provider of online education services
Fuzhou Huafu	May 21, 2018	Mainland, PRC	65%	Provider of online education services
Guangzhou Huafu	October 21, 2019	Mainland, PRC	60%	Provider of online education services
Sichuan Huafu	November 8, 2019	Mainland, PRC	100%	Provider of online education services
Chongqing Huafu*	July 4, 2022	Mainland, PRC	55%	Provider of online education services
Gansu Huafu	April 9, 2024	Mainland, PRC	60%	Provider of online education services
Zhihui Xinyu	July 23, 2024	Mainland, PRC	100%	Provider of online education services
Hangzhou Huafu	February 14, 2026	Mainland, PRC	80%	No operating revenues
Variable interest entity
Digital Information	September 14, 2000	Mainland, PRC	Nil	Provider of technological development and operation service and holder of Internet Content Provider (“ICP”) License

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowances for doubtful accounts, Allowance for loans to third parties, valuation allowance for deferred tax assets, estimated useful lives and fair value in connection with the impairment of property and equipment, and lease assumptions. Actual results could differ from these estimates.

Reclassifications

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of March 31, 2026 and 2025 or on the statements of operations for the years ended March 31, 2026, 2025 and 2024.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalent

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2026 and 2025, the Company had no cash equivalents. The Company maintains its cash with various financial institutions mainly in the mainland China and Hong Kong Special Administrative Region of PRC (the “Hong Kong”). Cash maintained in banks within the People’s Republic of China of less than RMB 0.5 million (equivalent to $63,776) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. Balances in banks in Hong Kong are insured by Hong Kong Deposit Board and subject to a certain limitation.

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

As of March 31, 2026 and 2025, the accounts receivables were $0.9 million and $0.7 million respectively. As of March 31, 2026 there was one customer accounting for over 10% of total outstanding receivables, there was no customer accounting for 10% or more of total revenues. As of March 31, 2025, no accounts receivables were due from customers accounting for 10% or more of total outstanding receivables nor 10% or more of total revenues.

The Company assesses the collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2026 and 2025, the allowances for doubtful accounts were $763,247 and $599,322, respectively.

Accounts receivable aging consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Less than 12 months	$966,744	$892,772
More than 12 months	697,799	424,259
Less: allowance for doubtful accounts	(763,247)	(599,322)
Total accounts receivable, net	$901,296	$717,709

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

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis, less estimated residual value, over an asset’s estimated useful life. Following are the estimated useful lives of the Company’s property and equipment:

Estimated useful lives
Buildings	20 years
Electronic equipment	3 - 5 years
Office equipment and furniture	4 - 5 years
Motor vehicles	4 - 5 years
Leasehold improvements	The shorter of the lease term and useful life

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

Impairment of long-lived assets

The Company assesses its long-lived assets such as property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Factors which may indicate potential impairment include a significant underperformance related to the historical or projected future operating results or a significant negative industry or economic trend. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair value. The Company did not record any impairment loss on its long-lived assets during the years ended March 31, 2026, 2025 and 2024.

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

For an investee over which the Company has the ability to exercise significant influence, but does not own a controlling interest, the Company accounts for that investment using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment.

A net loss of investment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The share of net loss of investee for fiscal years 2026, 2025 and 2024 were $15,388, $7,206 and nil, respectively.

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

As of March 31, 2026, the Company had approximately $0.8 million in remaining performance obligations that are unsatisfied or partially unsatisfied. The Company expects to recognize by December, 2027.

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

 As of March 31, 2026, the Company had no remaining performance obligations that was unsatisfied or partially unsatisfied.

The Company’s accounts receivable consists primarily of receivables related to providing online education services to enrolled students, and contract receivable associated with providing technological development and operation services to education institutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. Payment terms and conditions vary by contract types. For most of B2B2C contracts and technical development and operation service contracts, payment is due from customers within 30 days of the invoice date, and the contracts do not have significant financing components. The Company’s revenue is recognized when control of the promised services is rendered and the payment from customers is not contingent on a future event. For non-examination service and operation services, in which the customer simultaneously receives and consumes the benefits as the Company performs, revenue is recognized based on the passage of time. For examination service and technical development, revenue is recognized at a point in time, when control is transferred and the customer accepts the output. The Company generally invoices its customers at the time service are performed and revenue is not recognized prior to billing, therefore, the Company does not have any contract assets. The Company also does not have significant capitalized commissions or other costs as of March 31, 2026 and 2025.

The Company’s contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company’s unsatisfied performance obligations as of March 31, 2026 and 2025. This is primarily composed of revenue for online course tuition received in advance from B2C services and B2B2C services. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. Normally, B2C service provides service to students directly, they can choose the courses they need on our platform, the valid period for the B2C services is 6 months, and thus the deferred revenue for B2C service is recognized as revenue over 6 months. However, we have treated deferred revenue for B2B2C with a longer recognition period which will be recognized from few months to five years. Such variance in B2B2C recognition of deferred revenue is due to a student’s university and college degree length; this ranges from few months to five years, and online training services, which are provided to students directly, has period of six months.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of March 31, 2026 and 2025.

Value added tax (“VAT”)

Sales revenue derived from the invoiced online education service, and technological development and operation service is subject to VAT since 2014. Prior to that, the Company was subject to a fixed rate of business tax of 3%. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively. Distance Learning and Digital Information are both considered VAT general taxpayers since June 2015. Hunan Huafu became to a VAT general taxpayer since August 2018. Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Sichuan Huafu, Guangzhou Huafu, Gansu Huafu, Zhihui Xinyu, Hangzhou Huafu are VAT small-scale taxpayers since the date of incorporation.

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

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations and credit risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2026 and 2025, $52,809 and $533,330 of the Company’s cash were on deposits at financial institutions in Hong Kong, are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (about $63,776). As of March 31, 2026 and 2025, $8,971,480 and $9,598,062 of the Company’s cash were on deposits at financial institutions in the mainland China, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Customer and supplier concentration risk

The Company’s revenues are derived from enrolled students or institutions that are located primarily in China. For the years ended March 31, 2026, 2025 and 2024, no customers accounted for over 10% of the Company’s total revenue.

As of March 31, 2026 there was one customer accounting for over 10% of total outstanding receivables.

As of March 31, 2025, no accounts receivables were due from customers accounting for 10% or more of total outstanding receivables.

For the years ended March 31, 2026, 2025 and 2024, no suppliers accounted for more than 10% of total purchases.

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

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (Continued)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and requires prospective application. The Group is currently evaluating the impact of adopting ASU 2025-05.

In September 2025, the FASB issued ASU 2025-06, Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. The Group is currently evaluating the impact of adopting ASU 2025-06.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Accounts receivable	$1,664,543	$1,317,031
Less: allowance for doubtful accounts	(763,247)	(599,322)
Total accounts receivable, net	$901,296	$717,709

The following summarizes the changes to the allowance for expected credit losses related to our accounts receivable:

	As of March 31, 2026	As of March 31, 2025
Beginning balance	$599,322	$443,163
Provision for (Reversal of) bad debts	128,948	128,929
Effect of translation	34,977	27,230
Ending balance	$763,247	$599,322

Provisions for doubtful accounts were $128,948, $128,929 and $446,452 for the years ended March 31, 2026, 2025 and 2024, respectively.

NOTE 4 – OTHER RECEIVABLES, NET

Other receivables consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Deposits(a)	$870,307	$948,559
Others	20,569	18,128
Other receivables, net	$890,876	$966,687

(a)	The Company entered into a joint investment agreement with a third party on September 25, 2024, with a deposit payment of RMB 5.5 million (USD 797,333 as of March 31, 2026). As negotiations remain ongoing, the joint investment had not attained material substantive progress as of March 31, 2026. From December 2025 through February 2026, our Chairman, Mr. Yu Yang served as the legal representative, director and general manager of the aforementioned party. Mr. Yu resigned from all the above-listed positions effective February 26, 2026.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – LOANS TO THIRD PAIRTIES, NET

Loans to third parties consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Loans to third parties, current:
Beijing Chuangyouyi Education Technology Co., Ltd (a)	$-	$52,512
Beijing Dejinbao Mining Engineering Co., Ltd (b)	-	496,093
Individual Person (c)	-	27,561
Loans to third parties, noncurrent:
Beijing Chuangyouyi Education Technology Co., Ltd (a)	55,242
Beijing Dejinbao Mining Engineering Co., Ltd (b)	789,470	224,588
Less: allowance for doubtful accounts
Beijing Chuangyouyi Education Technology Co., Ltd (a)	(56,629)	(53,830)
Total loan to third parties, net	$788,083	$746,924

(a)	On December 25, 2017, Distance Learning loaned RMB 600,000 (USD 86,982 as of March 31, 2026) to Beijing Chuangyouyi Education Technology Co., Ltd (“Chuangyouyi”). The loan bears an interest rate of 6% and is not guaranteed. The maturity was December 24, 2018. Chuangyouyi repaid RMB 218,937 (USD 31,739 as of March 31, 2026) to the company during in September and December 2024. The remaining balance of RMB 381,063 (USD 56,629 as of March 31, 2026) upon maturity, considering that the probability of collecting the repayment is low, the Company has fully accrued allowance for the balance.

(b)	On September 5, 2017, Distance Learning loaned RMB3,000,000 (USD 434,909 as of March 31, 2026) to Beijing Dejinbao Mining Engineering Co., Ltd (“Dejinbao”). The loan bears an interest rate of 6% and is not guaranteed. The original maturity was September 5, 2019, and was later extended to September 5, 2023. On September 27, 2018, Distance Learning loaned an additional RMB600,000 (USD 86,982 as of March 31, 2026) to Dejinbao. The loan bears an interest rate of 6% and is not guaranteed and no fixed maturity date. Dejinbao signed a repayment plan, under which it shall repay no less than RMB200,000 (USD28,994) annually starting from July 31, 2026, and is expected to fully settle all principal and interest by March 31, 2031.

(c)	On February 13, 2023, Distance Learning loaned RMB200,000 (USD 27,561 as of March 31, 2025) to a third part. The loan to an individual person is unsecured, non-interest bearing and due on demand. The individual person repayment the loan in February 2026.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Buildings	$440,355	$458,948
Electronic equipment	174,483	126,520
Office equipment and furniture	228,976	212,481
Motor vehicles	249,108	236,794
Leasehold improvements	210,478	159,714
Subtotal	1,303,399	1,194,457
Less: accumulated depreciation and amortization	(881,823)	(782,721)
Property and equipment, net	$421,577	$411,736

Depreciation expense were $61,257, $82,432, $124,031 and for the years ended March 31, 2026, 2025 and 2024, respectively.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LONG-TERM INVESTMENTS

The Company’s investments in unconsolidated entities consisted of the following:

	As of	As of
	March 31,	March 31,
	2026	2025
Equity method investment:
Huafu IKE International Education Consultant (Beijing) Co., Ltd. (a)	$144,970	$137,804
Share of net loss of investee
Huafu IKE International Education Consultant (Beijing) Co., Ltd. (a)	(15,843)	-
Total	$129,127	$137,804

(a)	On April 12, 2023, the Company signed an cooperate contract with Beijing IKE Kids education consultant Co., Ltd. invested RMB 1.0 million (approximately $0.14 million as of March 31, 2026) in exchange for 20% equity interest of the new established company Huafu IKE International Education Consultant (Beijing) Co., Ltd., the company accounted for it as an equity method investment in accordance with ASC 323, as the Company retained significant influence over Beijing IKE Kids education consultant Co., Ltd. Due to the losses of Huafu IKE, the company accrued $15,843 share of net loss of investee as of March 31, 2026.

NOTE 8 – RELATED PARTIES BLALANCE

The Company’s related parties balance consisted of the following:

(i) Loan to related parties:

	As of March 31, 2026	As of March 31, 2025
Horwath Capital Consultants Limited (a)	$1,811,524	$1,795,024
Silver Thousand International (b)	4,775	-
River Business Limited (c)	3,894	-
	$1,820,193	$1,795,024

(a)	The balance is due from Horwath Capital Consultants Limited (“Horwath Capital”), to which the Company’s chairman serves as a director. On November 1, 2019 and December 4, 2019, the Company loaned $851,825 and $1,650,000 to Horwath Capital, respectively. The loan bears an interest rate of 4% and is not guaranteed. The maturity was July 31, 2020. On July 20, 2020 and March 30, 2021, Horwath Capital fully repaid $851,825 and $1,650,000 to the Company, respectively. On April 1, 2022 and April 7, 2022, the company loaned $300,000 and $1,350,000 to Horwath Capital. The loan bears an interest rate of 1% and is not guaranteed. The maturity was September 30, 2026. Horwath Capital signed a repayment plan, under which it is expected to fully settle all principal and interest by July 31, 2031.

(b)	Silver Thousand International owned 320,000 of our ordinary shares, the balance of due from Silver Thousand International was the represents registration fees advanced by the Company.

(c)	River Business Limited owned 1,084,028 of our ordinary shares, the balance of due from Silver Thousand International was the represents registration fees advanced by the Company.

(ii) Due to related party:

	As of March 31, 2026	As of March 31, 2025
Due to shareholders	$367,077	$478,278

Due to related parties	$367,077	$478,278

(d)	The balance of due to shareholders mainly due to the principal shareholders of the Company who provide funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – TAXES

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

Distance Learning was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2014, when it was approved by local government as a High-technology Company. The certificate of High-technology Company will expire in November 2026.

Hunan Huafu, Digital Information, Huaxia Muke,Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Sichuan Huafu, Guangzhou Huafu Gansu Huafu and Zhihui Xinyu were registered in the PRC and they were approved by local government as small-scaled minimal profit enterprises. According to the Announcement of the Ministry of Finance and the State Administration of Taxation No. 6 of 2023, small-scaled minimal profit enterprises are subject to corporate income tax at a reduced rate of 5% since January 1, 2023 to December 31, 2027.

(i) The components of the income tax expense (benefit) are as follows:

	For the Years Ended March 31,
	2026	2025	2024
Current income tax provision	$17,055	$100,095	$36,392
Deferred income tax provision (benefit)	103,970	9	94,498
Total	$121,025	$100,104	$130,890

(ii) The following table summarizes deferred tax assets resulting from differences between the financial reporting basis and tax basis of assets and liabilities:

	As of March 31, 2026	As of March 31, 2025
Allowance for doubtful accounts	$78,654	$76,836
Deferred revenue	89,139	184,875
Net operating loss carry-forwards	384,780	748
Total deferred tax asset	552,573	262,459
Valuation allowance	(384,780)	(1,208)
Deferred tax assets, net	$167,793	$261,251

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – TAXES (CONTINUED)

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

(iii) The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2026, 2025 and 2024:

	For the Years Ended
	March 31, 2026	March 31, 2025	March 31, 2024
Statutory PRC income tax rate	25%	25%	25%
Favorable tax rate impact (a)	(8.6)%	(10.3)%	(5.3)%
Permanent difference	(2.8)%	-%	-%
Change in valuation allowance	(28.5)%	2.5%	2.0%
Effective tax rate	(14.9)%	17.2%	21.7%

(a)	Distance Learning and are subject to a favorable tax rate of 15%; Hunan Huafu, Digital Information, Huaxia Muke, Shanghai Xia Shu, Shanghai Xin Fu, Nanjing Suyun, Guizhou Huafu, Fuzhou Huafu, Sichuan Huafu, Guangzhou Huafu Gansu Huafu and Zhihui Xinyu are subject to a favorable tax rate of 5%.

Taxes payable

Taxes payable consisted of the following:

	As of March 31, 2026	As of March 31, 2025
Income tax payable	$1,045,219	$992,973
Value added tax payable	7,880	13,950
Other taxes payable	6,464	6,427
Total	$1,059,563	$1,013,350

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES

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

The components of lease expense were as follows:

	March 31, 2026	March 31, 2025
Operating lease cost	$202,622	$245,886

Weighted Average Remaining Lease Term (Months)
Operating leases	22	12

Weighted Average Discount Rate
Operating leases	3.74%	4.43%

Operating leases Right-of-use assets	$177,014	$140,556
Operating Lease liabilities	$187,935	$132,250

Maturities of lease liabilities were as follows:

Twelve months ending March 31,
2027	$118,421
2028	49,778
2029	24,889
Total Lease Payments	193,088
Less Imputed Interest	5,153
Total	$187,935

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY

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

As of March 31, 2026, 4,410,559 of our shares were outstanding, consisting of 2,922,559 ordinary shares and 1,488,000 Class A shares. All outstanding Class A shares are held by our Chairman of the Board of Directors and Chief Executive Officer, Mr. Yang Yu, through HFGFR INC

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2026 and 2025, the balances of statutory reserves were $867,530.

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer. The CODM regularly reviews financial information for each operating segment, including segment revenue and segment operating income, for purposes of allocating resources and assessing segment performance. The CODM uses segment operating income as the primary measure of segment profit or loss and evaluates segment performance primarily by comparing actual results with budgeted results and results for prior periods. Resource allocation decisions are made as part of the Company’s annual budgeting process and are updated throughout the year based on each segment’s operating performance, growth prospects and strategic objectives. The CODM reviews operation results by the revenue of different products. Based on CODM ’s assessment, the Company has determined that it has two operating segments: online education services, and technological development and operation service. Our online education service consists of two types of online services: Online Education Cloud Service (“B2B2C”) and Online Training Service (“B2C”).

The following tables present summary information by segment for the years ended March 31, 2026, 2025 and 2024, respectively:

	For the Year Ended
	March 31, 2026	March 31, 2025	March 31, 2024
Revenue from Online Education Service
Revenue from B2B2C Service	$4,467,177	$5,663,747	$6,875,040
Revenue from B2C Service	42,604	20,342	137,412
Revenue from Technological Development and Operation Service	1,844,492	502,556	210,768
Total	$6,354,274	$6,186,645	$7,223,220

All the Company’s revenue was generated from its business operation in China.

	For the Year Ended March 31, 2026
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$4,509,782	$1,844,492	$6,354,274
Cost of revenue and related tax	3,198,140	1,308,034	4,506,174
Gross profit	$1,311,642	$536,458	$1,848,100
Selling expense	733,201	299,878	1,033,079
Depreciation and amortization	$43,476	$17,781	$61,257
Total capital expenditures	$36,050	$14,744	$50,794

	For the Year Ended March 31, 2025
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$5,684,089	$502,556	$6,186,645
Cost of revenue and related tax	3,492,409	117,341	3,609,750
Gross profit	$2,191,680	$385,215	$2,576,895
Selling expense	783,313	69,256	852,569
Depreciation and amortization	$82,175	$7,266	$89,441
Total capital expenditures	$9,993	$883	$10,876

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SEGMENT REPORTING (CONTINUED)

	For the Year Ended March 31, 2024
	Online Education Service	Technological Development and Operation Service	Total
Revenue	$7,012,452	$210,768	$7,223,220
Cost of revenue and related tax	4,148,694	83,559	4,232,253
Gross profit	$2,863,758	$127,209	$2,990,967
Selling expense	1,035,525	31,124	1,066,649
Depreciation and amortization	$169,574	$5,097	$174,671
Total capital expenditures	$95,020	$-	$95,020

	As of March 31, 2026	As of March 31, 2025
Total assets:
Online Education Service	$14,110,391	$14,193,359
Technological Development and Operation Service	335,438	1,254,899
Total Assets	$14,445,829	$15,448,258

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 30, 2026, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of March 31, 2026 have been incorporated into these financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”